Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134706

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

We are pleased to report that the boards of directors of MB Financial, Inc. and First Oak Brook Bancshares, Inc. have each approved a merger involving our two companies. We believe that the combination of our companies’ strengths will create one of the leading Chicagoland bank franchises.

In the merger, First Oak Brook will merge into a wholly owned subsidiary of MB Financial. First Oak Brook stockholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36. Each First Oak Brook stockholder will be entitled to elect to receive their merger consideration in the form of MB Financial common stock, cash or a combination of both, subject to limitations and prorations such that the aggregate merger consideration will be paid approximately 80% in MB Financial stock and approximately 20% in cash.

The value of the merger consideration will fluctuate with the market price of MB Financial common stock. As explained in more detail in this document, if you are a First Oak Brook stockholder, regardless of whether you receive cash or MB Financial stock, the value of the consideration provided to you will be substantially the same.

As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ended June 20, 2006 of $35.328, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.70 in cash or approximately 1.0388 shares of MB Financial common stock, having a market value of approximately $36.70 based on that average closing price. If the average of the closing prices of MB Financial common stock for the five trading days ending on the second trading day before the completion date of the merger were $35.446, which was the average closing price of MB Financial common stock for the five trading days ended April 28, 2006, the second trading day prior to the day the merger agreement was publicly announced, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.80 in cash or approximately 1.0382 shares of MB Financial common stock, having a market value of approximately $36.80 based on that average closing price. A chart showing the cash and stock merger consideration at various hypothetical average closing prices of MB Financial common stock is provided on page 5 of this document.

The market prices of both MB Financial common stock and First Oak Brook common stock will fluctuate before the merger. You should obtain current stock price quotations for MB Financial common stock and First Oak Brook common stock. MB Financial common stock trades on the Nasdaq Stock Market under the symbol “MBFI” and First Oak Brook common stock trades on the Nasdaq Stock Market under the symbol “FOBB.”

Your vote is important. We cannot complete the merger unless the stockholders of MB Financial approve the issuance of the MB Financial shares in the merger and the stockholders of First Oak Brook adopt the merger agreement. The dates, times, and places of the stockholder meetings are as follows:

For MB Financial stockholders:	For First Oak Brook stockholders:
August 1, 2006, 10:00 a.m., local time MB Financial Center 6111 North River Road Rosemont, Illinois 60018	August 1, 2006, 2:00 p.m., local time Oak Brook Bank Building Lower Level - Conference Center 1400 Sixteenth Street Oak Brook, Illinois 60523

The MB Financial board of directors unanimously recommends that MB Financial stockholders vote FOR approval of the issuance of the MB Financial shares in the merger. The First Oak Brook board of directors unanimously recommends that First Oak Brook stockholders vote FOR adoption of the merger agreement.

This document, which serves as a joint proxy statement for the MB Financial and First Oak Brook stockholder meetings and as a prospectus for the shares of MB Financial common stock to be issued in the merger, gives you detailed information about the stockholder meetings and the proposed merger. We urge you to read this document carefully, including “Risk Factors” beginning on page 17 for a discussion of the risks relating to the merger. You also can obtain information about MB Financial and First Oak Brook from documents that we have filed with the Securities and Exchange Commission. Whether or not you plan to attend your stockholder meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by either completing and submitting the enclosed proxy card or, if available, by using the telephone or Internet voting procedures described on your proxy card.

/s/ Mitchell Feiger	/s/ Richard M. Rieser, Jr.
Mitchell Feiger	Richard M. Rieser, Jr.
President and Chief Executive Officer	President and Chief Executive Officer
MB Financial, Inc.	First Oak Brook Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of MB Financial common stock to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The securities to be issued under this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of MB Financial or First Oak Brook, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated June 22, 2006, and is being first mailed to MB Financial stockholders and First Oak Brook stockholders on or about June 26, 2006.

MB Financial, Inc.

800 West Madison Street

Chicago, Illinois  60607

(888) 422-6562

Notice of Special Meeting of MB Financial, Inc. Stockholders

•                  Date:              Tuesday, August 1, 2006

•                  Time:             10:00 a.m., local time

•                  Place:             MB Financial Center, 6111 North River Road, Rosemont, Illinois 60018

To MB Financial, Inc. Stockholders:

We are pleased to notify you of and invite you to a special meeting of stockholders.  At the meeting, you will be asked to vote on the following matters:

•                  the approval of the issuance of shares of MB Financial, Inc. common stock in connection with the merger of First Oak Brook Bancshares, Inc. into MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006, by and among MB Financial, MBFI Acquisition Corp. and First Oak Brook, as it may be amended from time to time;

•                  any proposal of the MB Financial board of directors to adjourn or postpone the meeting, if necessary; and

•                  any other business that may be properly submitted to a vote at the meeting or any adjournment or postponement of the meeting.

Only holders of record of MB Financial common stock as of the close of business on June 20, 2006 are entitled to notice of, and to vote at, the meeting and any adjournments or postponements of the meeting.  The affirmative vote of the holders of a majority of the votes cast is required to approve the share issuance proposal.

Your vote is very important.  To ensure that your shares are voted at the meeting, please complete, sign and date your proxy card and return it in the enclosed envelope promptly.  If you hold your shares in “street name” with a bank or broker, check your voting instruction card to see if you can also vote by telephone or through the Internet.

The board of directors of MB Financial unanimously recommends that MB Financial stockholders vote FOR the approval of the issuance of shares of MB Financial common stock in the merger.

By Order of the Board of Directors

/s/ Mitchell Feiger
Mitchell Feiger
President and Chief Executive Officer

June 26, 2006

Chicago, Illinois

First Oak Brook Bancshares, Inc.

1400 Sixteenth Street

Oak Brook, Illinois 60523

(630) 571-1050

Notice of Special Meeting of First Oak Brook Bancshares, Inc. Stockholders

•                  Date:              Tuesday, August 1, 2006

•                  Time:             2:00 p.m., local time

•                  Place:             Oak Brook Bank Building, Lower Level - Conference Center
                        1400 Sixteenth Street, Oak Brook, Illinois 60523

To First Oak Brook Bancshares, Inc. Stockholders:

We are pleased to notify you of and invite you to a special meeting of stockholders.  At the meeting, you will be asked to vote on the following matters:

•                  adoption of the Agreement and Plan of Merger, dated as of May 1, 2006, by and among MB Financial, Inc., MBFI Acquisition Corp. and First Oak Brook Bancshares, Inc., as it may be amended from time to time, pursuant to which First Oak Brook will merge with and into MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial;

•                  any proposal of the First Oak Brook board of directors to adjourn or postpone the special meeting, if necessary; and

•                  any other business that may be properly submitted to a vote at the meeting or any adjournment or postponement of the meeting.

Only holders of record of First Oak Brook common stock as of the close of business on June 21, 2006 are entitled to notice of, and to vote at, the meeting and any adjournments or postponements of the meeting.  The affirmative vote of the holders of a majority of the outstanding shares of First Oak Brook common stock as of that date is required to adopt the merger agreement.

Under Delaware law, holders of First Oak Brook common stock who submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures under Delaware law will be entitled to receive a cash payment for the fair value of their shares as determined by the Delaware Chancery Court.  A summary of the applicable requirements of Delaware law is contained in the accompanying document under “The Merger—Appraisal Rights,” and the text of the applicable provisions of Delaware law is attached to that document as Appendix D.

Your vote is very important.  To ensure that your shares are voted at the meeting, please complete, sign and date your proxy card and return it in the enclosed envelope promptly.  If you hold your shares in “street name” with a bank or broker, check your voting instruction card to see if you can also vote by telephone or through the Internet.

The board of directors of First Oak Brook unanimously recommends that First Oak Brook stockholders vote FOR adoption of the merger agreement.

By Order of the Board of Directors

/s/ Carole Randolph Jurkash
Carole Randolph Jurkash
Corporate Secretary (Pro Tem)

June 26, 2006

Oak Brook, Illinois

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about MB Financial and First Oak Brook from documents filed with the Securities and Exchange Commission that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain these documents through the Securities and Exchange Commission website at http://www.sec.gov, or by requesting them in writing or by telephone from the appropriate company:

MB Financial, Inc.		First Oak Brook Bancshares, Inc.
6111 North River Road		1400 Sixteenth Street
Rosemont, Illinois 60018		Oak Brook, Illinois 60523
Attention:	Doria L. Koros, Corporate Secretary (847) 653-1992	Attention:	Rosemarie Bouman, Executive Vice President, Chief Operating Officer and Chief Financial Officer (630) 571-1050

If you would like to request documents, please do so by July 25, 2006 to receive them before your company’s stockholder meeting.   See “Where You Can Find More Information” on page 110.

i

Merger Consideration	68
Stock Options and Other Stock-Based Awards	74
Election Procedures; Surrender of Stock Certificates	74
First Oak Brook Rights Plan	76
Conduct of Business Pending the Merger	77
Third Party Proposals	78
Representations and Warranties	79
Conditions to Completion of the Merger	81
Waiver; Amendment	82
Termination of the Merger Agreement	82
Employee and Benefit Plan Matters	84
Indemnification and Continuance of Director and Officer Liability Coverage	85
Expenses	85

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION	86

DESCRIPTION OF MB FINANCIAL’S CAPITAL STOCK	95

General	95
Common Stock	95
Preferred and Other Stock	95
Other Anti-Takeover Provisions	96

COMPARISON OF STOCKHOLDER RIGHTS	97

LEGAL MATTERS	109

EXPERTS	109

FUTURE STOCKHOLDER PROPOSALS	109

MB Financial	109
First Oak Brook	110

WHERE YOU CAN FIND MORE INFORMATION	110

APPENDICES

A	Agreement and Plan of Merger, dated as of May 1, 2006, by and among MB Financial, Inc., MBFI Acquisition Corp. and First Oak Brook Bancshares, Inc.
B	Opinion of Goldman, Sachs & Co.
C	Opinion of Keefe, Bruyette & Woods, Inc.
D	Section 262 of Delaware General Corporation Law

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

Q:     Why do MB Financial and First Oak Brook want to merge?

A:     We believe that the complimentary nature of our respective strengths makes for a strategically compelling transaction. The combination of MB Financial’s strong asset origination capabilities with First Oak Brook’s deposit gathering abilities and expertise is expected to provide the combined company with significantly enhanced core deposit funding for future loan growth. The combined company is expected to have a top ten deposit market share for the entire Chicago metropolitan statistical area. We believe there is increased scale to be gained in a number of business areas in which both companies operate, including treasury management, merchant processing, asset management, trust, private client services, brokerage and leasing.  We also believe that the merger presents enhanced earnings opportunities for both companies - for MB Financial, by reducing a portion of its wholesale borrowings and replacing them with generally lower costing core deposits gained from First Oak Brook, and for First Oak Brook, by replacing lower yielding loans and investments it currently holds with higher yielding commercial loans generated by MB Financial. In addition, the combined branch network of the two companies is expected to allow for more effective marketing and customer convenience and greater access to attractive middle-market business prospects.

For additional information regarding each company’s reasons for the merger, see “The Merger—MB Financial’s Reasons for the Merger; Recommendation of MB Financial’s Board of Directors” beginning on page 38 and “—First Oak Brook’s Reasons for the Merger; Recommendation of First Oak Brook’s Board of Directors” beginning on page 40.

Q:     What will stockholders receive in the merger?

A:     First Oak Brook stockholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36. Each First Oak Brook stockholder will be entitled to elect to receive their merger consideration in the form of MB Financial common stock, cash or a combination of both, subject to limitations and prorations such that the aggregate merger consideration will be paid approximately 80% in MB Financial common stock and approximately 20% in cash.

The value of the merger consideration provided to First Oak Brook stockholders will fluctuate with the market price of MB Financial common stock. As explained in more detail in this document, if you are a First Oak Brook stockholder, regardless of whether you receive cash or MB Financial common stock, the value of the consideration provided to you will be substantially the same.

MB Financial stockholders will not receive anything in the merger in exchange for their shares. If you are an MB Financial stockholder, each share of MB Financial common stock that you hold before the merger will continue to represent one share of MB Financial common stock after the merger.

Q:     What will MB Financial and First Oak Brook stockholders be voting on at the special meetings?

A:     At the MB Financial special meeting, MB Financial stockholders will be asked to approve the issuance of shares of MB Financial common stock in the merger, as well as any proposal of the MB Financial board of directors to adjourn or postpone the MB Financial special meeting, if necessary. At the First Oak Brook special meeting, First Oak Brook stockholders will be asked to adopt the merger agreement, as well as any proposal of the First Oak Brook board of directors to adjourn or postpone the First Oak Brook special meeting, if necessary.

Q:     What do I need to do now?

A:     After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. If you hold your stock through a bank or broker (commonly referred to as held in “street name”), you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at your company’s special meeting.

Q:     Why is my vote important?

A:     If you do not vote by proxy or in person at your company’s special meeting, it will be more difficult for your company to obtain the necessary quorum to hold its special meeting. In addition, if you are a First Oak Brook stockholder and fail to vote, by proxy or in person, it will have the same effect as a vote against adoption of the merger agreement. The merger agreement must be adopted by the holders of a majority of the outstanding shares of First Oak Brook common stock entitled to vote at the First Oak Brook special meeting.

Q:     If my shares are held in “street name” with a broker, will my broker vote my shares for me?

A:     If you hold MB Financial shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to approve the issuance of MB Financial shares in the merger. If you hold First Oak Brook shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to adopt the merger agreement. Your broker will vote your shares on these proposals only if you provide instructions on how to vote. You should follow the directions provided by your broker.

Q:     What if I fail to instruct my broker?

A:     If you hold MB Financial shares in street name with a broker and you fail to instruct your broker how to vote your shares on the share issuance proposal, your broker will not be able to vote your shares on that proposal and this will have no effect on the outcome of the vote on the proposal. If you hold First Oak Brook shares in street name with a broker and you fail to instruct your broker how to vote your shares on the proposal to adopt the merger agreement, your broker will not be able to vote your shares on that proposal and this will have the effect of a vote against the adoption of the merger agreement.

Q:     I own shares of both MB Financial and First Oak Brook. Should I only vote once?

A:     No. If you own shares of both companies, you will receive separate proxy cards, or voting instruction cards if you hold your shares in street name, for each special meeting. It is important that your vote be represented at both special meetings, so please vote promptly.

Q:     Can I attend my company’s special meeting and vote my shares in person?

A:     Yes. All stockholders are invited to attend their company’s special meeting. If you are a stockholder of record, you can vote in person at your company’s special meeting. If you hold your shares in street name through a bank, broker or other nominee, then you must obtain a legal proxy from the holder of record by contacting your bank, broker or other nominee to vote your shares in person at your company’s special meeting.

Q:     Can I change my vote before my company’s special meeting?

A:     Yes. If you are a stockholder of record, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to the Corporate Secretary of your company stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at your company’s special meeting. Merely being present at your company’s special meeting, without voting at the meeting, will not constitute revocation of a previously given proxy. If you hold your shares in street name with a bank or broker, you must follow the directions you receive from your bank or broker to change your vote. Your last vote will be the vote that is counted.

Q:     When do you currently expect to complete the merger?

A:     In the third quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of MB Financial stockholders and First Oak Brook stockholders at the special meetings and the necessary regulatory approvals.

Q:     If I am a First Oak Brook stockholder, when must I elect the type of merger consideration that I prefer to receive?

A:     First Oak Brook stockholders who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the election form that will be provided to First Oak Brook stockholders at a later date. If a First Oak Brook stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, he or she will have no control over the type of merger consideration he or she may receive, and, consequently, may receive only cash, only MB Financial common stock or a combination of both.

Q:     If I am a First Oak Brook stockholder, should I send in my First Oak Brook stock certificates now?

A:     No. You should not send in your stock certificates at this time. The election form which will be provided to you separately will contain instructions for surrendering your First Oak Brook stock certificates with your election form.

Q:     If I am an MB Financial stockholder, do I need to do anything with my MB Financial stock certificates?

A:     No. MB Financial stockholders will not exchange their certificates in the merger. As indicated above, the certificates currently representing shares of MB Financial common stock will represent an equal number of shares of common stock of the combined company after the merger.

Q:     Whom should I call with questions?

A:     MB Financial stockholders should call Doria L. Koros at (847) 653-1992 with questions or to obtain additional copies of this document. First Oak Brook stockholders should call Rosemarie Bouman at (630) 571-1050 with questions or to obtain additional copies of this document.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which this document refers to fully understand the merger and the related transactions. A list of the documents incorporated by reference appears on page 110 under “Where You Can Find More Information.”

THE COMPANIES

MB Financial, Inc.

800 West Madison Street

Chicago, Illinois  60607

Telephone: (888) 422-6562

MB Financial, a Maryland corporation, is a bank holding company and a financial holding company with 46 banking offices. MB Financial’s primary market is the Chicago, Illinois metropolitan area, in which it operates 40 banking offices through its lead bank subsidiary, MB Financial Bank, N.A. MB Financial also operates five banking offices in the Oklahoma City, Oklahoma metropolitan area through its other bank subsidiary, Union Bank, N.A. In addition, MB Financial Bank has one banking office in Philadelphia, Pennsylvania. Through its bank subsidiaries, MB Financial offers a broad range of financial services primarily to small and middle market businesses and individuals in the markets that it serves. MB Financial’s primary lines of business include commercial banking, retail banking and wealth management. As of March 31, 2006, MB Financial had total consolidated assets of $5.9 billion, deposits of $4.4 billion, stockholders’ equity of $501.9 million and a trust and asset management department with approximately $1.6 billion in assets under management, including approximately $432.3 million that represents MB Financial’s own employee benefit and investment accounts under management and $945 million in assets under administration at MB Financial Bank’s broker-dealer subsidiary, Vision Investment Services, Inc.

First Oak Brook Bancshares, Inc.

1400 Sixteenth Street

Oak Brook, Illinois  60523

Telephone: (630) 571-1050

First Oak Brook, a Delaware corporation, is a bank holding company and a financial holding company with 22 banking offices located in the Chicago metropolitan area. Through its bank subsidiary, Oak Brook Bank, First Oak Brook operates a general retail and commercial banking business. Oak Brook Bank also has a full-service investment management and trust department. In addition, First Oak Brook has a broker-dealer subsidiary, First Oak Brook Capital Markets, Inc., which engages in securities trading primarily for commercial businesses, not-for-profit organizations, governmental entities and high net worth individuals and families and in certain underwriting activities. As of March 31, 2006, First Oak Brook had total consolidated assets of $2.3 billion, deposits of $1.9 billion, stockholders’ equity of $132.5 million and trust assets under administration of $1.1 billion, including discretionary assets under management of $875 million.

THE MERGER AND THE MERGER AGREEMENT (see pages 34 and 68)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Appendix A to this document. Please carefully read the merger agreement as it is the legal document that governs the merger.

First Oak Brook Will Merge into a Wholly Owned Subsidiary of MB Financial

We propose a merger of First Oak Brook with and into MBFI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MB Financial formed to facilitate the merger. MBFI Acquisition Corp. will survive the merger. It is expected that soon after the merger, MBFI Acquisition Corp. will be merged with and into MB Financial.

First Oak Brook Stockholders Will Receive Cash and/or Shares of  MB Financial Common Stock in the Merger Depending on their Elections and any Prorations (see page 68)

First Oak Brook stockholders will have the right to elect to receive merger consideration for each of their shares of First Oak Brook common stock in the form of cash or shares of MB Financial common stock (with cash paid in lieu of fractional share interests) or a combination of both, subject to proration in the circumstances described below. A First Oak Brook stockholder may specify different elections with respect to different shares that such stockholder holds (if, for example, a First Oak Brook stockholder owns 100 shares of First Oak Brook common stock, that stockholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). In the event of proration, a First Oak Brook stockholder may receive a portion of the merger consideration in a form other than that which the stockholder elected.

The per share value of the merger consideration will fluctuate with the market price of MB Financial common stock, and will be equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock on the Nasdaq Stock Market during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36. Whether a First Oak Brook stockholder makes a cash election or a stock election, the value of the consideration that such stockholder receives as of the date of completion of the merger will be substantially the same based on the average MB Financial closing price used to calculate the merger consideration.

As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ending on June 20, 2006 of $35.328, for each share of First Oak Brook common stock held, a First Oak Brook stockholder would receive either approximately $36.70 in cash or 1.0388 shares of MB Financial common stock having a market value of approximately $36.70 based on that average closing price. We will compute the actual amount of cash and number of shares of MB Financial common stock that each First Oak Brook stockholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Merger Consideration” beginning on page 68.

Set forth below is a table showing a hypothetical range of five-day average closing sale prices for shares of MB Financial common stock and the corresponding consideration that a First Oak Brook stockholder would receive in a cash election, on the one hand, or in a stock election (i.e., the exchange ratio), on the other hand, under the merger consideration formula. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether a First Oak Brook stockholder makes a cash election or a stock election, that First Oak Brook stockholder may nevertheless receive a mix of cash and stock.

Hypothetical Five-Day Average Closing Prices of MB Financial Common Stock	Cash Election: Cash Consideration Per Share	OR	Stock Election: Shares of MB Financial Common Stock (Exchange Ratio)	Market Value of MB Financial Common Stock(*)

$ 40.00	$ 40.58		1.0145	$ 40.58
39.00	39.75		1.0192	39.75
38.00	38.92		1.0242	38.92
37.00	38.08		1.0292	38.08
36.00	37.25		1.0347	37.25
35.00	36.42		1.0406	36.42
34.00	35.59		1.0468	35.59
33.00	34.76		1.0533	34.76
32.00	33.93		1.0603	33.93
31.00	33.10		1.0677	33.10
30.00	32.27		1.0757	32.27

*Market value based on hypothetical five-day average closing price of MB Financial common stock.

The examples above are illustrative only. The value of the merger consideration that a First Oak Brook stockholder actually receives will be based on the actual five-day average closing price of MB Financial common stock prior to completion of the merger, as described above. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of First Oak Brook common stock may not be shown in the above table.

Regardless of Whether a First Oak Brook Stockholder Makes a Cash Election or a Stock Election,  the Stockholder May Nevertheless Receive a Mix of Cash and Stock (see page 71)

The merger agreement provides that the aggregate number of shares of MB Financial common stock that will be issued in the merger for the stock portion of the merger consideration is fixed at 8,325,745, subject to adjustment as explained below, and the aggregate amount of cash that MB Financial will pay in the merger for the cash portion of the merger consideration is fixed at $73,792,729, subject to adjustment as explained below. As a result, if more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

To the extent shares of First Oak Brook common stock are issued prior to the closing of the merger pursuant to purchases under First Oak Brook’s employee stock purchase plan (a maximum of 3,766 shares), pursuant to exercises of First Oak Brook stock options outstanding as of May 1, 2006 or pursuant to conversions of First Oak Brook director stock units or restricted stock units outstanding as of May 1, 2006, the aggregate number of shares to be issued by MB Financial for the stock portion of the merger consideration and the aggregate amount of cash to be paid by MB Financial for the cash portion of the merger consideration will increase proportionately. As of the date of this document, a total of 35,191 additional shares of First Oak Brook common stock have been issued (3,766 pursuant to purchases under the First Oak Brook employee stock purchase plan and 31,425 pursuant to the exercise of First Oak Brook stock options), which, subject to further adjustments for subsequent First Oak Brook stock issuances prior to the merger, increases the total number of shares of MB Financial common stock to be issued in the merger for the stock portion of the merger consideration to 8,354,968 and increases the total amount of cash to be paid by MB Financial in the merger for the cash portion of the merger consideration to $74,051,735.

The number of shares to be issued by MB Financial and the amount of cash to be paid by MB Financial also are subject to adjustment if MB Financial elects to increase the aggregate stock or cash consideration to prevent First Oak Brook from terminating the merger agreement in the event of a specified decline in the market value of MB Financial common stock relative to the value of a designated market index or if necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes in the event of a decline in the market value of MB Financial common stock. See “The Merger Agreement—Merger Consideration-Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration” on page 70 and “—Termination of the Merger Agreement” on page 82.

What Holders of First Oak Brook Stock Options and Other Equity-Based Awards Will Receive (see page [    ])

Each outstanding option to purchase First Oak Brook common stock that has not been exercised prior to completion of the merger, or cancelled in exchange for MB Financial common stock as provided below, will be converted into an option to purchase MB Financial common stock on the same terms as the First Oak Brook option, with adjustments to the number of shares purchasable and the exercise price based on the exchange ratio for the stock portion of the merger consideration. No later than ten days prior to the anticipated date of completion of the merger, First Oak Brook will have the right, but not the obligation, to permit the holders of outstanding vested First Oak Brook stock options to elect to have all or a designated number of options canceled as of the effective time of the merger, for a per share cancellation price equal to the value of the per share merger consideration payable to First Oak Brook stockholders in the merger less the exercise price per share. This cancellation price will be paid in shares of MB Financial common stock. As of the date of this document, there were outstanding vested options to purchase an aggregate of 228,162 shares of First Oak Brook common stock at a weighted average exercise price of $23.13 per share. As of the date of this document, options on an additional 77,750 First Oak Brook shares with a weighted average exercise price of $27.79 per share were unvested.

First Oak Brook director stock units and restricted stock units that are outstanding immediately before the merger will be assumed on the same terms by MB Financial upon completion of the merger, with adjustments to the number of underlying shares based on the exchange ratio. As of the date of this document, there were outstanding 44,785 directors stock units and 22,845 restricted stock units.

In Order To Make a Valid Election, First Oak Brook Stockholders Must Properly Complete and Deliver the Election Form that Will Be Sent at a Later Date (see page 74)

If you are a record holder of First Oak Brook common stock, an election form together with transmittal material for surrendering your stock certificates will be mailed to you under separate cover no more than 40 business days and no less than 20 business days before the anticipated completion date of the merger (or on such earlier date as to which MB Financial and First Oak Brook may mutually agree). The election form will entitle you to elect to receive in exchange for your shares of First Oak Brook common stock, cash, shares of MB Financial common stock or a combination of both, or to elect no preference with respect to the merger consideration that you wish to receive. Because elections will be subject to the proration provisions of the merger agreement, a First Oak Brook stockholder may receive a form of consideration that is different from his or her election.

To make a valid election, a First Oak Brook stockholder must submit a properly completed election form to the exchange agent at or before 5:00 p.m., Central time, on the 25th day following the mailing of the election form unless this deadline is extended by MB Financial and First Oak Brook. An election form will be deemed properly completed only if accompanied by certificates representing all shares of First Oak Brook common stock covered by the election form (or by customary affidavits and indemnification for lost or destroyed certificates or by a proper notice of guaranteed delivery). First Oak Brook stockholders who hold their shares in “street name” through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election.

First Oak Brook stockholders should not forward their First Oak Brook stock certificates with their proxy cards.

The U.S. federal income tax consequences of the merger to First Oak Brook stockholders will depend upon whether they receive cash, MB Financial stock or both. (see page 56)

If a First Oak Brook stockholder receives solely shares of MB Financial common stock and cash in lieu of a fractional share interest, then that stockholder generally will not recognize any gain or loss, except with respect to the fractional share interest.

If a First Oak Brook stockholder receives solely cash, then that stockholder generally will recognize gain or loss equal to the difference between the amount of cash the stockholder receives and the stockholder’s basis in the stockholder’s First Oak Brook shares. The tax treatment of any gain or loss will depend upon the stockholder’s individual circumstances.

If a First Oak Brook stockholder receives a combination of MB Financial common stock and cash other than cash in lieu of a fractional share interest, then that stockholder will generally recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange, but the stockholder is not permitted to recognize a loss. Any gain recognized may be treated as a dividend or capital gain, depending on the stockholder’s particular circumstances.

This tax treatment may not apply to all First Oak Brook stockholders. Determining the actual tax consequences of the merger to a First Oak Brook stockholder can be complicated. First Oak Brook stockholders should consult their personal tax advisors for a full understanding of the merger’s tax consequences that are particular to them.

Appraisal Rights (see page 60)

Under Delaware law, any First Oak Brook stockholder may dissent from the merger and elect to have the  value of his or her shares appraised and paid in cash instead of receiving the merger consideration issuable to him or her pursuant to the merger agreement.

To dissent from the merger and demand appraisal, a First Oak Brook stockholder must satisfy the following conditions:

•                  deliver a written demand for appraisal to First Oak Brook before the vote on the adoption of the merger agreement;

•                  not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain will constitute a waiver of the stockholder’s right of appraisal); and

•                  continuously hold the First Oak Brook shares from the date of the making of the demand through the time the merger is completed.

A copy of the relevant sections of Delaware law governing this process is attached to this document as Appendix D.  MB Financial stockholders are not entitled to appraisal rights in connection with the merger.

Source of Funds

MB Financial’s obligation to complete the merger is not conditioned upon MB Financial obtaining financing. MB Financial intends to finance approximately $50.0 million of the cash merger consideration by issuing trust preferred securities and/or subordinated debt and fund the remaining portion of the cash merger consideration through internal cash resources.

MB Financial’s Financial Advisor Has Provided its Opinion as to the Fairness, from a Financial Point of View, to MB Financial of the Consideration to be Paid in the Merger (see page 42)

In connection with the merger, MB Financial retained Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor. In deciding to approve the merger agreement, the MB Financial board of directors considered the oral opinion of Goldman Sachs provided to the MB Financial board of directors on April 30, 2006. Goldman Sachs subsequently confirmed in writing that, as of the date of the opinion and based upon and subject to the considerations described in its opinion and other matters as Goldman Sachs considered relevant, the aggregate merger consideration to be paid by MB Financial pursuant to the merger agreement was fair from a financial point of view to MB Financial.

The full text of the written opinion of Goldman Sachs, dated May 1, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached to this document as Appendix B. Goldman Sachs provided its opinion for the information and assistance of the MB Financial board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of MB Financial common stock should vote with respect to issuance of MB Financial shares in the merger or any related matter. MB Financial agreed to pay a transaction fee of $2.0 million to Goldman Sachs for its services in connection with the merger. The transaction fee is payable upon completion of the merger.

First Oak Brook’s Financial Advisor has Provided its Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to First Oak Brook’s Stockholders (see page 48)

In connection with the merger, First Oak Brook retained Keefe, Bruyette & Woods, Inc. (“Keefe Bruyette”) as its financial advisor. In deciding to approve the merger agreement, the First Oak Brook board of directors considered the oral opinion of Keefe Bruyette provided to the First Oak Brook board of directors on May 1, 2006. Keefe Bruyette subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the considerations described in its opinion and other matters as Keefe Bruyette considered relevant, the consideration to be provided to the holders of First Oak Brook common stock in the merger was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of Keefe Bruyette, dated May 1, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Keefe Bruyette in connection with the opinion, is attached to this document as Appendix C. Keefe Bruyette provided its opinion for the information and assistance of the First Oak Brook board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Keefe Bruyette opinion is not a recommendation as to how any holder of First Oak Brook common stock should vote with respect to the merger agreement or any related matter. First Oak Brook agreed to pay a fee of approximately $1.9 million to Keefe Bruyette for its services in connection with the merger, of which $50,000 became payable when Keefe Bruyette was initially engaged and $100,000 of which became payable upon the delivery of the fairness opinion, with the balance to be paid upon completion of the merger.

MB Financial’s Board of Directors Recommends that MB Financial Stockholders Vote “FOR” Approval of the Issuance of MB Financial Shares in the Merger (see page 38)

MB Financial’s board of directors has unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of MB Financial and its stockholders and unanimously recommends that MB Financial stockholders vote FOR the proposal to approve the issuance of shares of MB Financial common stock in the merger.

In determining whether to approve the merger agreement, MB Financial’s board of directors consulted with certain of its senior management and with its legal and financial advisors. In arriving at its determination, the MB Financial board of directors also considered the factors described under “The Merger—MB Financial’s Reasons for the Merger; Recommendation of MB Financial’s Board of Directors.”

First Oak Brook’s Board of Directors Recommends that First Oak Brook Stockholders Vote “FOR” Adoption of the Merger Agreement (see page 40)

First Oak Brook’s board of directors has unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Oak Brook and its stockholders and unanimously recommends that First Oak Brook stockholders vote FOR the proposal to adopt the merger agreement.

In determining whether to approve the merger agreement, First Oak Brook’s board of directors consulted with certain of its senior management and with its legal and financial advisors. In arriving at its determination, the First Oak Brook board of directors also considered the factors described under “The Merger—First Oak Brook’s Reasons for the Merger; Recommendation of First Oak Brook’s Board of Directors.”

Bank Merger

As soon as practicable following the merger, Oak Brook Bank, a wholly owned subsidiary of First Oak Brook, will merge into MB Financial Bank, a wholly owned subsidiary of MB Financial, with MB Financial Bank as the surviving institution.  We refer to the merger of our banks as the “bank merger.”

Board of Directors after the Merger (see page 62)

Richard M. Rieser, Jr., the current President and Chief Executive Officer and a director of First Oak Brook, and Charles Gries, a director of First Oak Brook, will be appointed to the MB Financial board of directors effective upon completion of the merger. Mr. Rieser and another current director of First Oak Brook or Oak Brook Bank, to be determined prior to the bank merger, will be appointed to the board of directors of MB Financial Bank effective upon completion of the bank merger.

Interests of First Oak Brook Executive Officers and Directors in the Merger (see page 62)

Some of the executive officers and directors of First Oak Brook have interests in the merger that are in addition to, or different from, the interests of First Oak Brook stockholders generally. Aside from the benefits under the agreements and arrangements described below, these interests may arise from provisions of the merger agreement relating to director and officer indemnification and insurance and appointments to the boards of directors of MB Financial and MB Financial Bank. In addition, stock options and restricted stock units held by certain executive officers and directors will vest early as a result of the merger.

Mr. Rieser will enter into a five-year employment agreement with MB Financial immediately after completion of the merger, providing for Mr. Rieser’s service as Vice Chairman, Executive Vice President and Chief Marketing and Legal Strategist of MB Financial. Mr. Rieser will receive a payment from First Oak Brook immediately before the merger or from MB Financial after the merger in consideration of the cancellation of his existing employment agreement with First Oak Brook. In connection with the change in control of First Oak Brook resulting from the merger, Mr. Rieser’s existing Supplemental Pension Benefit Agreement will be modified by eliminating the prorated reduction in benefit that would otherwise occur if his employment were terminated under certain circumstances prior to his scheduled retirement date.

MB Financial has agreed to an amendment of the employment agreement between First Oak Brook and Rosemarie Bouman, Executive Vice President, Chief Operating Officer and Chief Financial Officer of First Oak Brook, to provide for Ms. Bouman’s employment with MB Financial during the post-merger transition period on substantially the same economic terms and conditions as in effect at the time of the merger. Upon completion of the post-merger transition period, regardless of whether her employment with MB Financial continues after that point, Ms. Bouman will be entitled to the change in control severance benefit under her employment agreement.

MB Financial will be assuming the employment agreements between First Oak Brook and George C. Clam, Vice President and Chief Banking Officer of First Oak Brook and Vice Chairman of Oak Brook Bank, and Frank M. Paris, a former executive officer of First Oak Brook who currently serves as Vice Chairman of the board of directors of First Oak Brook and as a non-executive employee of First Oak Brook. Messrs. Clam and Paris will be entitled to change in control severance benefits under their employment agreements if, within three years after the merger, their employment is involuntarily terminated (other than for cause or due to death or disability) or they resign under circumstances which constitute a constructive discharge.

The First Oak Brook and MB Financial boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Regulatory Approvals

Under federal law, the merger must be approved by the Board of Governors of the Federal Reserve System and the bank merger must be approved by the Office of the Comptroller of the Currency. Under Illinois law, the change in control of Oak Brook Bank must be approved by, and notice of the bank merger must be filed with, the Illinois Department of Financial and Professional Regulation. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition. In addition, the ownership change of First Oak Brook’s registered broker-dealer subsidiary is subject to review by various regulatory and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Once the Federal Reserve Board approves the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Federal Reserve Board to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board. Similarly, after we receive approval of the bank merger from the Office of the Comptroller of the Currency, we must wait for up to 30 days before we can complete the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Office of the Comptroller of the Currency to do so, the bank merger may be completed on or after the 15th day after approval from the Office of the Comptroller of the Currency.

As of the date of this document, all of the required applications have been filed. There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See “The Merger Agreement—Conditions to Completion of the Merger.”

Conditions to Completion of the Merger (see page 81)

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

•                  adoption of the merger agreement by First Oak Brook stockholders and approval of the issuance of the shares of MB Financial common stock in the merger by MB Financial stockholders;

•                  receipt of all required regulatory approvals without any condition that would have a material adverse effect on the combined company or materially impair the value of First Oak Brook to MB Financial;

•                  absence of any injunction or other legal restraint blocking the merger or the bank merger;

•                  approval for listing on the Nasdaq Stock Market of the shares of MB Financial common stock to be issued in the merger;

•                  exercise of appraisal rights by the holders of not more than 10% of the outstanding shares of First Oak Brook common stock;

•                  the receipt by MB Financial of an opinion of First Oak Brook’s legal counsel, and the receipt by First Oak Brook of an opinion of MB Financial’s legal counsel, as to the federal income tax consequences of the merger;

•                  accuracy of MB Financial’s and First Oak Brook’s respective representations and warranties in the merger agreement on the date of the merger agreement and the closing date of the merger; and

•                  performance in all material respects by MB Financial and First Oak Brook of their respective obligations under the merger agreement.

No assurance can be given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Non-Solicitation (see page 78)

First Oak Brook has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. First Oak Brook may respond to unsolicited proposals in certain circumstances if required by the First Oak Brook board of directors’ fiduciary duties. First Oak Brook must promptly notify MB Financial if it receives any acquisition proposals.

Termination of the Merger Agreement (see page 82)

MB Financial and First Oak Brook can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•                  if the other company materially breaches its representations and warranties or obligations under the merger agreement and does not timely cure the violation, provided that the party seeking termination is not itself in material breach of the merger agreement;

•                  if a regulatory or other governmental authority does not permit completion of the merger or the bank merger, provided that the denial is not due to the failure of the company seeking termination to fulfill its obligations under the merger agreement, or if a court or other governmental body issues a final, non-appealable order prohibiting the merger or the bank merger;

•                  if MB Financial’s stockholders do not approve the issuance of MB Financial shares in the merger at the MB Financial special meeting or if First Oak Brook’s stockholders do not adopt the merger agreement at the First Oak Brook special meeting; or

•                  if the merger has not been completed by December 31, 2006, unless the company seeking termination is in material breach of the merger agreement.

In addition to the circumstances described above, MB Financial will be entitled to terminate the merger agreement if First Oak Brook’s board of directors withdraws, modifies or qualifies in any manner adverse to MB Financial the board’s recommendation that First Oak Brook stockholders vote in favor of adoption of the merger agreement and First Oak Brook’s stockholders fail to adopt the merger agreement at the First Oak Brook special meeting (or the meeting is not held), provided that this termination right does not apply if, prior to the First Oak Brook special meeting, MB Financial’s stockholders failed to approve the MB Financial share issuance in the merger at the MB Financial special meeting. If MB Financial terminates the merger agreement under this circumstance, First Oak Brook must pay MB Financial a $13.0 million termination fee.

First Oak Brook can also terminate the merger agreement:

•                  if MB Financial’s board of directors fails to recommend that MB Financial stockholders approve the MB Financial share issuance in the merger or withdraws, modifies or qualifies that recommendation in any manner adverse to First Oak Brook and MB Financial’s stockholders fail to approve the MB Financial share issuance at the MB Financial special meeting (or the meeting is not held), provided that this termination right does not apply if, prior to the MB Financial special meeting, First Oak Brook’s stockholders failed to adopt the merger agreement at the First Oak Brook special meeting. If First Oak Brook terminates the merger agreement under this circumstance, MB Financial must pay First Oak Brook a $13.0 million termination fee unless First Oak Brook has sued MB Financial for a willful material breach of the merger agreement;

•                  in order to enter into an agreement prior to the First Oak Brook special meeting for a proposed third party acquisition of First Oak Brook determined by the First Oak Brook board of directors in good faith to be more favorable than the merger with MB Financial to First Oak Brook stockholders from a financial point of view which is not matched by MB Financial, provided that First Oak Brook concurrently pays MB Financial a $13.0 million termination fee; or

•                  if (1) the average closing price per share of MB Financial common stock over the five-trading day period ending on the last trading day before the date on which the last required regulatory approval for the merger and bank merger has been received (referred to as the “determination date”) is less than $29.24, and (2) the percentage decline in value of MB Financial common stock determined by dividing that average price by $35.446, which was the average closing price of MB Financial common stock for the five-day trading period ended April 28, 2006 (referred to as the “start date”), is more than 17.5% greater than the percentage decline in value from the start date to the determination date of the SNL Midwest Bank Index, unless MB Financial elects to pay additional merger consideration, in the form of MB Financial common stock, cash or a combination of both, pursuant to the formula set forth in the merger agreement.

First Oak Brook will also be required to pay MB Financial a $13.0 million termination fee if, within one year after MB Financial exercises its right to terminate the merger agreement due to an uncured material breach of First Oak Brook’s representations and warranties or obligations for which it has not sued First Oak Brook for willful material breach, First Oak Brook enters into a definitive agreement for, or completes, a change in control of First Oak Brook or Oak Brook Bank or substantially all of the assets of either entity.

Differences in Stockholder Rights (see page 97)

MB Financial is incorporated under the laws of the State of Maryland, and First Oak Brook is incorporated under the laws of the State of Delaware. The rights of holders of MB Financial common stock are governed by Maryland law and MB Financial’s charter and bylaws, and the rights of holders of First Oak Brook common stock are governed by Delaware law and First Oak Brook’s certificate of incorporation and bylaws. Key differences between Maryland law and Delaware law and between MB Financial’s charter and bylaws and First Oak Brook’s certificate of incorporation and bylaws include the following:

•                  the total number of shares of authorized capital stock of MB Financial is 41,000,000 shares (40,000,000 common and 1,000,000 preferred), compared to 16,100,000 shares for First Oak Brook (16,000,000 common and 100,000 preferred);

•                  MB Financial’s board of directors has the power to amend MB Financial’s charter to change the number of authorized shares of capital stock without stockholder approval; such an amendment to First Oak Brook’s certificate of incorporation would require approval by First Oak Brook’s stockholders;

•                  MB Financial’s charter provides that no stockholder beneficially owning more than 14.9% of the outstanding shares of MB Financial common stock may vote his or her shares in excess of that amount, and that certain business combinations with persons owning more than 14.9% of its outstanding shares require approval of the holders of at least 80% of the outstanding shares of common stock, unless either a majority of the disinterested directors have approved the transaction or certain fair price and procedure requirements are satisfied; no such provisions or similar provisions are contained in First Oak Brook’s certificate of incorporation; and

•                  under MB Financial’s bylaws, special meetings of stockholders may be called by stockholders owning at least a majority of all votes entitled to be cast at the meeting; under First Oak Brook’s bylaws, only the board of directors or an officer acting at the direction of the board of directors may call a special meeting of stockholders.

The First Oak Brook board of directors has amended the First Oak Brook Rights Agreement dated as of May 4, 1999 to provide that the merger and related transactions will not cause the stock purchase rights attached to each outstanding share of First Oak Brook common stock to separate or otherwise become exercisable. The First Oak Brook board of directors will further amend the First Oak Brook Rights Agreement to provide that the rights attached to the outstanding shares of First Oak Brook common stock will terminate upon completion of the merger. MB Financial does not have a rights plan.

The rights of stockholders of MB Financial and First Oak Brook are described in detail under “Comparison of Stockholder Rights” beginning on page 97.

Comparative Per Share Market Price Information

MB Financial common stock trades on the Nasdaq Stock Market under the symbol “MBFI” and First Oak Brook common stock trades on the Nasdaq Stock Market under the symbol “FOBB.” The following table presents the closing sale prices of MB Financial common stock and First Oak Brook common stock on May 1, 2006, the last trading day before we publicly announced the merger agreement, and June 20, 2006, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of First Oak Brook common stock on those dates, calculated by multiplying the closing price of MB Financial common stock on those dates by 1.0388 and 1.0409, respectively, each representing the number of shares of MB Financial common stock that First Oak Brook stockholders electing to receive MB Financial common stock would receive in the merger for each share of First Oak Brook common stock assuming that the average of the closing prices of MB Financial common stock for the five trading days ending on the second trading day before the completion date of the merger was the closing price of MB Financial common stock on May 1, 2006 and June 20 2006, respectively, and assuming no proration.

Date	MB Financial Closing Price	First Oak Brook Closing Price	Equivalent First Oak Brook Per Share Value

May 1, 2006	$35.33	$27.03	$36.70
June 20, 2006	$34.94	$35.93	$36.37

The market prices of both MB Financial common stock and First Oak Brook common stock will fluctuate prior to the merger. You should obtain current stock price quotations for MB Financial common stock and First Oak Brook common stock.

MB Financial Will Hold its Special Meeting on August 1, 2006 (see page 30)

The MB Financial special meeting will be held at MB Financial Center, 6111 North River Road, Rosemont, Illinois 60018, on August 1, 2006 at 10:00 a.m., local time. At the special meeting, MB Financial stockholders will be asked:

•                  to approve the issuance of shares of MB Financial common stock in the merger;

•                  to vote on any proposal of the MB Financial board of directors to adjourn or postpone the MB Financial special meeting, if necessary; and

•                  to transact any other business as may properly be brought before the MB Financial special meeting or any adjournment or postponement of the MB Financial special meeting.

You can vote at the MB Financial special meeting if you owned MB Financial common stock as of the close of business on June 20, 2006. On that date, there were 28,218,498 shares of MB Financial common stock outstanding and entitled to vote, approximately 18.27% of which were owned and entitled to be voted by MB Financial directors and executive officers and their affiliates. You can cast one vote for each share of MB Financial common stock you owned on that date.

The proposal to approve the issuance of MB Financial shares in the merger must be approved by the affirmative vote of a majority of the votes cast on the proposal. Each of the directors of MB Financial has entered into a voting agreement with First Oak Brook under which he or she has agreed to vote all of the shares over which he or she has voting power for approval of the issuance of MB Financial shares in the merger.

First Oak Brook Will Hold its Special Meeting on August 1, 2006 (see page 32)

The First Oak Brook special meeting will be held at the Oak Brook Bank Building, Lower Level - Conference Center, 1400 Sixteenth Street, Oak Brook, Illinois 60523, on August 1, 2006 at 2:00 p.m., local time. At the special meeting, First Oak Brook stockholders will be asked:

•                  to adopt the merger agreement;

•                  to vote on any proposal of the First Oak Brook board of directors to adjourn or postpone the First Oak Brook special meeting, if necessary; and

•                  to transact any other business as may properly be brought before the First Oak Brook special meeting or any adjournment or postponement of the First Oak Brook special meeting.

You can vote at the First Oak Brook special meeting if you owned First Oak Brook common stock as of the close of business on June 21, 2006. On that date, there were 10,061,377 shares of First Oak Brook common stock outstanding and entitled to vote, approximately 34.1% of which were owned and entitled to be voted by First Oak Brook directors and executive officers and their affiliates. You can cast one vote for each share of First Oak Brook common stock you owned on that date.

In order to adopt the merger agreement, the holders of a majority of the outstanding shares of First Oak Brook common stock entitled to vote must vote in favor of doing so.  Each of the directors of First Oak Brook has and certain executive officers of First Oak Brook have entered into a voting agreement with MB Financial under which he or she has agreed to vote all of the shares over which he or she has voting power for adoption of the merger agreement.

COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

MB Financial common stock is traded on the Nasdaq Stock Market under the symbol “MBFI.”  First Oak Brook common stock is traded on the Nasdaq Stock Market under the symbol “FOBB.” The following table sets forth the reported high and low sales prices of shares of MB Financial common stock and First Oak Brook common stock, and the quarterly cash dividends per share declared, in each case for the periods indicated. The high and low sales prices are based on intraday sales for the periods reported.

	MB Financial Common Stock			First Oak Brook Common Stock
	High	Low	Dividends	High	Low	Dividends
2006
Second Quarter (through June 20, 2006)	$37.46	$34.81	$0.15	$38.31	$26.20	$0.18
First Quarter	37.05	34.75	0.15	28.67	25.51	0.18

2005
Fourth Quarter	$39.60	$35.16	$0.15	$30.50	$25.92	$0.18
Third Quarter	42.74	37.21	0.15	31.95	27.31	0.18
Second Quarter	40.50	35.57	0.13	29.43	27.09	0.18
First Quarter	42.85	37.93	0.13	32.25	28.26	0.16

2004
Fourth Quarter	$43.50	$39.53	$0.13	$33.50	$30.00	$0.16
Third Quarter	40.91	34.94	0.13	31.67	28.88	0.16
Second Quarter	40.00	32.56	0.12	31.99	28.14	0.16
First Quarter	39.94	35.10	0.12	33.84	29.30	0.14

First Oak Brook intends, subject to future operating results, capital requirements, regulatory standards and other factors, to declare and pay cash dividends on First Oak Brook common stock at a quarterly rate of $0.18 per share in a manner consistent with past practice. With respect to the payment of its last dividend prior to completion of the merger, however, First Oak Brook is required to coordinate such payment with MB Financial to preclude any loss or duplication of dividend payments. Under the merger agreement, First Oak Brook may not declare or pay any other dividends or make any other distributions with respect to its capital stock without the prior written consent of MB Financial. See “The Merger Agreement—Conduct of Business Pending the Merger.”  First Oak Brook’s board of directors is under no obligation to declare dividends on First Oak Brook common stock.

The holders of MB Financial common stock receive dividends if and when declared by the MB Financial board of directors out of legally available funds. Following the completion of the merger, MB Financial plans to increase its quarterly dividend to $0.18 per share. However, the declaration and payment of dividends following the merger will depend upon business conditions, operating results, capital and reserve requirements, regulatory limitations and consideration by the MB Financial board of directors of other relevant factors.  The primary source for dividends paid to MB Financial stockholders is dividends paid to it from its subsidiary banks. MB Financial has an internal policy which provides that dividends paid to it by a subsidiary bank cannot exceed an amount that would cause the bank’s total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage capital ratios to fall below 11%, 8% and 7%, respectively. The minimum ratios required for a bank to be considered “well capitalized” for regulatory purposes are 10%, 6% and 5%, respectively. At March 31, 2006, MB Financial’s subsidiary banks could pay a combined $50.1 million in dividends and comply with MB Financial’s internal policy regarding minimum regulatory capital ratios.

As of June 20, 2006, the outstanding shares of MB Financial common stock were owned by approximately 1,182 record owners and approximately 3,100 beneficial owners and the outstanding shares of First Oak Brook common stock were owned by approximately 717 record owners and approximately 2,112 beneficial owners.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including MB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and First Oak Brook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, you should carefully consider the following risk factors in deciding how to vote your shares.

Because the market price of MB Financial common stock will fluctuate, First Oak Brook stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of First Oak Brook common stock will be converted into the right to receive merger consideration consisting of shares of MB Financial common stock and/or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by First Oak Brook stockholders will be based on the average closing price of MB Financial common stock on the Nasdaq Stock Market during the five trading days ending on the second trading day before the completion date of the merger. This average price may vary from the closing price of MB Financial common stock on the date we announced the merger, on the date that this document was mailed to MB Financial stockholders and First Oak Brook stockholders, on the date of the special meetings of the MB Financial and First Oak Brook stockholders and on the date the merger is completed. Any change in the market price of MB Financial common stock prior to completion of the merger will affect the value of the merger consideration that First Oak Brook stockholders will receive upon completion of the merger. Accordingly, at the time of the First Oak Brook special meeting and prior to the election deadline, First Oak Brook stockholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of MB Financial common stock they would receive upon completion of the merger. While First Oak Brook will have the right to terminate the merger agreement in the event of a specified decline in the market value of MB Financial common stock relative to the value of a designated market index unless MB Financial elects to increase the aggregate merger consideration (see “The Merger Agreement—Termination of the Merger Agreement”), neither company is otherwise permitted to terminate the merger agreement or resolicit the vote of either company’s stockholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of our companies. You should obtain current market prices for shares of MB Financial common stock and for shares of First Oak Brook common stock.

MB Financial may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend on, among other things, MB Financial’s ability to realize anticipated cost savings and to combine the businesses of MB Financial and First Oak Brook in a manner that does not materially disrupt the existing customer relationships of our companies or result in decreased revenues from our customers. If MB Financial is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

MB Financial and First Oak Brook have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of MB Financial and First Oak Brook during the transition period and on the combined company following completion of the merger.

The market price of MB Financial common stock after the merger may be affected by factors different from those affecting the shares of MB Financial or First Oak Brook currently.

The businesses of MB Financial and First Oak Brook differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of MB Financial or First Oak Brook. For a discussion of the businesses of MB Financial and First Oak Brook and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

The fairness opinions obtained by MB Financial and First Oak Brook from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the merger.

MB Financial and First Oak Brook have not obtained updated opinions as of the date of this document from Goldman Sachs, MB Financial’s financial advisor, or Keefe Bruyette, First Oak Brook’s financial advisor. Changes in the operations and prospects of MB Financial or First Oak Brook, general market and economic conditions and other factors which may be beyond the control of MB Financial and First Oak Brook, and on which the fairness opinions were based, may alter the value of MB Financial or First Oak Brook or the prices of shares of MB Financial common stock or First Oak Brook common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. Because MB Financial and First Oak Brook currently do not anticipate asking their respective financial advisors to update their opinions, the May 1, 2006 opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinions that MB Financial and First Oak Brook received from their respective financial advisors, please refer to “The Merger—Opinion of Goldman, Sachs & Co.—Financial Advisor to MB Financial” and “The Merger—Opinion of Keefe, Bruyette & Woods, Inc. —Financial Advisor to First Oak Brook.” For a description of the other factors considered by the boards of directors of MB Financial and First Oak Brook in determining to approve the merger, please refer to “The Merger—MB Financial’s Reasons for the Merger; Recommendation of MB Financial’s Board of Directors” and “The Merger—First Oak Brook’s Reasons for the Merger; Recommendation of First Oak Brook’s Board of Directors.”

The merger agreement limits First Oak Brook’s ability to pursue alternatives to the merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit First Oak Brook’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of First Oak Brook. Although First Oak Brook’s board of directors is permitted to take certain actions in connection with receipt of a competing acquisition proposal if it determines in good faith that the failure to do so would violate its fiduciary duties, taking such actions or similar actions (including withdrawing or modifying in a way adverse to MB Financial its recommendation to First Oak Brook stockholders that they vote in favor of adoption of the merger agreement) would entitle MB Financial to terminate the merger agreement and receive a termination fee of $13.0 million. See “The Merger Agreement—Third Party Proposals” and “—Termination of the Merger Agreement.”  These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of First Oak Brook from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire First Oak Brook than it might otherwise have proposed to pay.

First Oak Brook stockholders may receive a form of consideration different from what they elect.

While each First Oak Brook stockholder may elect to receive all cash or all MB Financial common stock in the merger, the pools of cash and MB Financial common stock available for all First Oak Brook stockholders will be fixed amounts. As a result, if either a cash or stock election proves to be more popular among First Oak Brook stockholders and you choose the form of election that is more popular, you might receive a portion of your consideration in the form you did not elect. If you receive less MB Financial common stock than you elected, you will likely recognize more gain than you would have recognized had you received more MB Financial common stock.

If you are a First Oak Brook stockholder and you surrender shares of First Oak Brook common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a stockholder of record of First Oak Brook and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery) with a properly completed and signed election form to the exchange agent. You will not be able to sell any shares of First Oak Brook common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in First Oak Brook common stock for any reason until you receive cash and/or MB Financial common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of First Oak Brook or MB Financial common stock may decrease, and you might otherwise want to sell your shares of First Oak Brook common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

First Oak Brook executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of MB Financial and First Oak Brook stockholders.

Executive officers of First Oak Brook negotiated the terms of the merger agreement with MB Financial, and First Oak Brook’s board of directors unanimously approved and recommended that First Oak Brook stockholders vote to adopt the merger agreement. In considering these facts and the other information contained in this document, you should be aware that certain First Oak Brook executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of First Oak Brook’s stockholders generally. Please see “The Merger—Interests of First Oak Brook Executive Officers and Directors in the Merger” for information about these financial interests.

The merger is subject to the receipt of consents and approvals from regulatory and other authorities that may impose conditions that could have an adverse effect on MB Financial.

Before the merger may be completed, various approvals or consents must be obtained from various bank regulatory and other authorities. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. While MB Financial and First Oak Brook do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of MB Financial following the merger, any of which might have a material adverse effect on MB Financial following the merger. MB Financial is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that would reasonably be expected to have a material adverse effect on the combined company or materially impair the value of First Oak Brook to MB Financial.

FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of MB Financial, First Oak Brook and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this document or in the documents incorporated by reference in this document other than historical facts constitute forward-looking statements.

Forward-looking statements involve certain risks and uncertainties. The ability of either MB Financial or First Oak Brook to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of each of MB Financial and First Oak Brook that are incorporated herein by reference, as well as the following:

•                  cost savings and synergies from the merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected;

•                  the requisite stockholder and regulatory approvals for the merger might not be obtained;

•                  the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•                  competitive pressures among depository institutions;

•                  interest rate movements and their impact on customer behavior and net interest margin;

•                  the impact of repricing and competitors’ pricing initiatives on loan and deposit products;

•                  changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•                  the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place;

•                  MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases;

•                  the ability to access cost-effective funding;

•                  changes in financial markets; changes in economic conditions in general and in the Chicago metropolitan area in particular;

•                  the costs, effects and outcomes of litigation;

•                  new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities;

•                  changes in accounting principles, policies or guidelines;

•                  MB Financial’s deposit growth and deposit mix resulting from its new deposit gathering strategy may be less favorable than expected;

•                  the impact of the guidance recently proposed by the federal banking regulators regarding concentrations in real estate lending; and

•                  future acquisitions by MB Financial of other depository institutions or lines of business.

Because these forward-looking statements are subject to assumptions and uncertainties, MB Financial’s and First Oak Brook’s actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to MB Financial or First Oak Brook or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. MB Financial and First Oak Brook undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Selected Historical Financial Data of MB Financial and First Oak Brook

The following tables set forth selected historical financial and other data of MB Financial and First Oak Brook for the periods and at the dates indicated. The information at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of MB Financial incorporated by reference in this document from its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2006 and of First Oak Brook incorporated by reference in this document from its Annual Report on Form 10-K for the year ended December 31, 2005. The information at and for the three months ended March 31, 2006 and 2005 is derived in part from and should be read together with MB Financial’s and First Oak Brook’s unaudited financial statements and notes thereto incorporated by reference in this document from their Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006. In the opinion of management of each of MB Financial and First Oak Brook, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations of the respective companies for the unaudited periods have been made. The selected data presented below for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for future periods.

In the first quarter of 2006, both MB Financial and First Oak Brook adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R requires that the grant date fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. MB Financial elected to adopt SFAS 123R using “modified retrospective application,” which requires the restatement of prior period financial information to show what the effects on those prior periods would have been had SFAS 123R then been in effect, based on the amounts previously included in pro forma disclosures for those periods required prior to the adoption of SFAS 123R under Statement of Financial Accounting Standards No. 123,  “Accounting for Stock-Based Compensation.”  As a result, the prior period selected historical financial information of MB Financial presented below has been restated accordingly. First Oak Brook elected to adopt SFAS 123R using the “modified prospective transition method,” which does not require restatement of prior period financial information.

Certain of the selected financial data of MB Financial and First Oak Brook in the tables below contain information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (referred to as “GAAP”). In the case of MB Financial, these measures include net interest margin on a fully tax equivalent basis, tangible equity, tangible book value per common share, tangible equity to assets ratio and cash return on average tangible equity, and in the case of First Oak Brook, these measures include net interest margin on a fully tax equivalent basis. The tax equivalent adjustment to net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate for both companies. Tangible book value per common share, tangible equity and tangible equity to assets ratio measures exclude the ending balances of acquisition-related goodwill and other intangible assets, net of tax benefit, in determining tangible stockholders’ equity. Banking and financial institution regulators also exclude goodwill and other intangible assets, net of tax benefit, from stockholders’ equity when assessing capital adequacy. The management of MB Financial believes the presentation of the financial measures excluding the impact of acquisition-related goodwill and other intangible assets provides useful supplemental information that is helpful in understanding the financial results of MB Financial, as they provide a method to assess MB Financial’s success in utilizing its tangible capital. These measures are not shown for First Oak Brook because First Oak Brook did not have any acquisition-related goodwill or other intangible assets as of the dates or during the periods shown. This disclosure should not be viewed as a substitute for the results determined to be in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Selected Historical Financial Data of MB Financial:

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001 (3)
	(Dollars in thousands, except per share data)
Statement of Income Data:
Interest income	$83,797	$65,959	$293,904	$229,514	$206,904	$208,866	$227,256
Interest expense	38,255	22,274	112,518	69,114	65,368	76,188	111,882
Net interest income	45,542	43,685	181,386	160,400	141,536	132,678	115,374
Provision for loan losses	1,100	2,400	8,650	7,800	12,756	13,220	6,901
Net interest income after provision for loan losses	44,442	41,285	172,736	152,600	128,780	119,458	108,473
Other income	17,219	15,616	62,429	65,314	61,637	39,116	26,196
Gain on sale of bank subsidiary	—	—	—	—	3,083	—	—
Goodwill amortization expense	—	—	—	—	—	—	2,548
Other expense	36,850	32,492	141,632	127,148	117,877	91,665	86,322
Merger expenses	—	—	—	—	(720)	—	22,661
Income before income taxes	24,811	24,409	93,533	90,766	76,343	66,909	23,138
Applicable income taxes	7,672	7,569	28,779	27,638	23,776	21,080	12,362
Net income	$17,139	$16,840	$64,754	$63,128	$52,567	$45,829	$10,776

Common Share Data (1):
Basic earnings per common share	$0.61	$0.59	$2.27	$2.26	$1.97	$1.73	$0.41
Diluted earnings per common share	0.60	0.57	2.24	2.21	1.94	1.70	0.40
Book value per common share	17.87	16.66	17.81	16.90	14.12	12.98	11.26
Less: goodwill and other intangible assets, net of tax benefit, per common share	4.74	4.67	4.66	4.63	2.81	1.79	1.29
Tangible book value per common share	$13.13	$11.99	$13.15	$12.27	$11.31	$11.19	$9.97
Weighted average common shares outstanding:
Basic	28,288,782	28,538,032	28,480,909	27,886,191	26,648,265	26,429,523	26,342,712
Diluted	28,797,627	29,293,951	28,895,042	28,537,111	27,115,653	26,948,185	26,758,746
Dividend payout ratio (2)	25.42%	21.31%	24.63%	22.09%	22.31%	23.07%	73.34%
Cash dividends per common share (2)	$0.15	$0.13	$0.56	$0.50	$0.44	$0.40	$0.30

(1)                                  MB Financial split its common shares three-for-two by paying a 50% stock dividend in December 2003. All common share and per common share data has been adjusted to reflect the dividend.

(2)                                  Prior to MB Financial’s merger with MidCity Financial, which was completed on November 6, 2001, MB Financial did not pay any cash dividends, and paid its first cash dividend after the MidCity Financial merger in February 2002. Accordingly, cash dividends per common share data and dividend payout ratio information during the year ended December 31, 2001 reflects dividends paid prior to the MidCity Financial merger to holders of shares of MidCity Financial common stock, which was converted to MB Financial common stock at an exchange ratio of 230.32955 to 1.

(3)                                  For the year ended December 31, 2001, includes expenses totaling $22.7 million ($19.2 million net of the related tax benefit) incurred in connection with the MidCity Financial merger.

Selected Historical Financial Data of MB Financial (continued)

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001 (1)
	(Dollars in thousands)
Balance Sheet Data:
Cash and due from banks	$88,067	$82,493	$92,001	$88,231	$91,283	$90,522	$106,572
Federal funds sold	1,532	—	—	—	—	16,100	19,500
Investment securities	1,382,370	1,414,468	1,405,844	1,391,444	1,112,110	893,553	843,286
Loans, gross	3,884,675	3,421,714	3,746,182	3,345,557	2,825,794	2,504,714	2,311,954
Allowance for loan losses	45,086	43,820	44,979	44,266	39,572	33,890	27,500
Total assets	5,856,930	5,348,074	5,719,065	5,253,975	4,355,093	3,759,581	3,465,853
Deposits	4,398,611	3,999,319	4,201,700	3,962,012	3,432,035	3,019,565	2,821,726
Short-term and long-term borrowings	755,972	735,220	816,863	662,248	413,064	268,695	277,262
Junior subordinated notes issued to capital trusts (2)	123,526	87,443	123,526	87,443	87,443	—	—
Trust preferred securities (2)	—	—	—	—	—	84,800	25,000
Stockholders’ equity	501,946	471,966	506,986	484,537	377,717	345,129	295,271
Less: goodwill	125,010	123,628	125,010	123,628	70,293	45,851	32,031
Less: other intangible assets, net of tax benefit	8,030	8,658	8,186	8,832	4,914	1,818	1,817
Tangible equity	368,906	339,680	373,790	352,077	302,510	297,460	261,423

Performance Ratios:
Return on average assets(3)	1.21%	1.29%	1.17%	1.31%	1.26%	1.25%	0.31%
Return on average equity (3)	13.61	14.12	13.15	14.50	14.52	14.35	3.71
Cash return on average tangible equity (3) (4)	18.57	19.63	18.16	19.53	18.38	16.79	12.87
Net interest margin (5)	3.54	3.69	3.63	3.69	3.72	3.97	3.65
Tax equivalent effect	0.11	0.11	0.11	0.10	0.08	0.06	0.08
Net interest margin - fully tax equivalent basis (5)	3.65	3.80	3.74	3.79	3.80	4.03	3.73
Loans to deposits	87.97	84.46	89.16	84.44	82.34	82.95	81.93

Asset Quality Ratios:
Non-performing loans to total loans (6)	0.53%	0.76%	0.56%	0.71%	0.75%	0.88%	0.78%
Non-performing assets to total assets (7)	0.36	0.50	0.38	0.46	0.50	0.60	0.55
Allowance for loan losses to total loans	1.16	1.28	1.20	1.32	1.40	1.35	1.19
Allowance for loan losses to non-performing loans (6)	217.86	167.89	212.55	186.90	187.44	154.16	152.79
Net loan charge-offs to average loans	0.11	0.34	0.22	0.23	0.37	0.33	0.42

Liquidity and Capital Ratios:
Tier 1 capital to risk weighted assets	11.20%	11.64%	11.70%	11.38%	11.71%	13.12%	10.76%
Total capital to risk weighted assets	12.35	12.86	12.91	12.54	12.93	15.06	12.46
Tier 1 capital to average assets	8.92	8.97	9.08	8.62	9.02	9.80	7.99
Average equity to average assets	8.86	9.12	8.93	9.07	8.68	8.73	8.48
Tangible equity to assets (8)	6.45	6.51	6.69	6.87	7.07	8.01	7.62

Other:
Banking facilities	46	45	45	45	41	44	38
Full time equivalent employees	1,115	1,032	1,123	1,030	936	809	754

(1)                                  For the year ended December 31, 2001, includes expenses totaling $22.7 million ($19.2 million net of the related tax benefit) incurred in connection with the MidCity Financial merger.

(2)                                  MB Financial deconsolidated two statutory trust subsidiaries on December 31, 2003 upon adoption of FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” As a result, MB Financial thereafter reported junior subordinated notes issued to capital trusts in lieu of trust preferred securities.

(3)                                  Ratios for the three months ended March 31, 2006 and 2005 are annualized.

(4)                                  Net cash flow available to stockholders (net income plus other intangibles amortization expense, net of tax benefit)/ average tangible equity (average equity less average goodwill and average other intangibles, net of tax benefit).

(5)                                  Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)                                  Non-performing loans include loans accounted for on a non-accrual basis, accruing loans contractually past due 90 days or more as to interest or principal and loans the terms of which have been renegotiated to provide reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

(7)                                  Non-performing assets include non-performing loans, other real estate owned and other repossessed assets.

(8)                                  Equals total stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

The following table presents a reconciliation of MB Financial’s cash return on average tangible equity (in thousands):

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(1)
Net income, as reported	$17,139	$16,840	$64,754	$63,128	$52,567	$45,829	$29,951
Plus: Intangible amortization, net of tax	156	174	645	660	754	631	3,212
Net cash flow available to stockholders	$17,295	$17,014	$65,399	$63,788	$53,321	$46,460	$33,163

Average stockholders’ equity	$510,898	$483,809	$492,513	$435,419	$362,151	$319,376	$290,120
Less: Average goodwill	125,010	123,628	123,879	101,314	67,391	40,773	30,439
Less: Average other intangible assets net of tax benefit	8,105	8,743	8,496	7,453	4,692	1,914	2,082
Average tangible equity	$377,783	$351,438	$360,138	$326,652	$290,068	$276,689	$257,599

(1)   Excludes expenses totaling $22.7 million ($19.2 million net of the related tax benefit) incurred in connection with the MidCity Financial Merger.

Selected Historical Financial Data of First Oak Brook:

	As of or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Statement of Income Data:
Interest income	$28,786	$22,874	$102,054	$86,711	$79,935	$82,567	$86,358
Interest expense	17,322	10,059	50,696	33,300	28,704	35,119	47,442
Net interest income	11,464	12,815	51,358	53,411	51,231	47,448	38,916
Provision for loan losses	180	—	360	500	1,600	14,650	1,550
Net interest income after provision for loan losses	11,284	12,815	50,998	52,911	49,631	32,798	37,366
Other income	5,962	4,738	20,204	18,532	18,435	17,450	14,442
Other expenses	12,366	11,318	47,150	43,732	41,503	35,741	31,928
Income before income taxes	4,880	6,235	24,052	27,711	26,563	14,507	19,880
Applicable income taxes	1,458	1,955	7,419	8,639	8,128	4,006	6,232
Net income	$3,422	$4,280	$16,633	$19,072	$18,435	$10,501	$13,648

Common Share Data:
Basic earnings per common share	$0.35	$0.43	$1.69	$1.95	$1.92	$1.10	$1.44
Diluted earnings per common share	0.34	0.43	1.67	1.91	1.87	1.08	1.41

Book value per common share	13.43	12.85	13.47	13.33	12.12	11.44	10.29
Weighted average common shares outstanding:
Basic	9,901,477	9,840,088	9,846,806	9,763,936	9,618,815	9,504,638	9,498,900
Diluted	10,008,458	10,006,833	9,981,683	10,005,301	9,874,158	9,765,587	9,661,944
Dividend payout ratio	51.86%	41.57%	42.53%	32.70%	25.75%	32.98%	21.29%
Cash dividends per common share	$0.18	$0.16	$0.70	$0.62	$0.449	$0.35	$0.30

Selected Historical Financial Data of First Oak Brook (continued)

	As of or for the Three Months Ended March 31,				As of or for the Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
	(Dollars in thousands)
Balance Sheet Data:
Cash and due from banks	$35,403		$29,196		$37,445		$34,273		$46,308		$61,505		$54,097
Federal funds sold and deposits with other banks	42,472		12,065		3,316		51,479		20,008		55,005		56,001
Investment securities	778,648		834,495		792,697		841,077		783,471		507,485		327,389
Loans, net of unearned discount	1,378,231		1,102,439		1,312,264		1,071,655		915,678		912,081		916,645
Allowance for loan losses	8,848		8,549		8,812		8,546		8,369		7,351		6,982
Total assets	2,326,245		2,058,152		2,229,292		2,082,524		1,847,815		1,597,496		1,386,551
Deposits	1,906,092		1,731,177		1,883,682		1,714,536		1,458,502		1,264,731		1,077,966
Short-term and long-term borrowings	244,194		162,936		171,891		194,495		231,410		186,637		188,013
Junior subordinated notes issued to capital trusts(1)	23,713		23,713		23,713		23,713		—		—		—
Trust preferred securities(1)	—		—		—		—		23,000		18,000		6,000
Stockholders’ equity	132,484		127,964		134,587		133,787		120,892		111,942		99,552

Performance Ratios:
Return on average assets (2)	0.61%		0.84%		0.78%		0.96%		1.11%		0.71%		1.04%
Return on average equity (2)	10.30		13.04		12.46		15.21		15.79		10.03		14.47
Net interest margin (3)	2.14		2.67		2.53		2.86		3.32		3.38		3.16
Tax equivalent effect	0.03		0.03		0.03		0.03		0.04		0.06		0.10
Net interest margin - fully tax equivalent basis (3)	2.17		2.70		2.56		2.89		3.36		3.44		3.26
Loans to deposits	72.31		63.68		69.66		62.50		62.78		72.12		85.03

Asset Quality Ratios:
Non-performing loans to total loans (4)	0.02%		0.01%		0.06%		0.01%		0.06%		0.16%		0.19%
Non-performing assets to total assets (5)	0.02		0.26		0.04		0.49		0.91		0.60		0.14
Allowance for loan losses to total loans	0.64		0.78		0.67		0.80		0.91		0.81		0.76
Allowance for loan losses to non-performing loans (4)	27.31	x	67.85	x	11.06	x	57.74	x	15.44	x	5.09	x	4.03	x
Net loan charge-offs to average loans	0.04%		0.00%		0.01%		0.03%		0.07%		1.54%		0.03%

Liquidity and Capital Ratios:
Tier 1 capital to risk weighted assets	10.01%		11.43%		10.23%		11.57%		12.52%		11.06%		10.03%
Total capital to risk weighted assets	10.54		12.05		10.77		12.20		13.26		11.73		10.72
Tier 1 capital to average assets	7.23		7.55		7.36		7.47		8.11		7.74		7.42
Average equity to average assets	5.89		6.45		6.22		6.30		7.05		7.06		7.22
Equity to assets	5.70		6.22		6.04		6.42		6.54		7.01		7.18

Other:
Banking facilities	21		18		21		17		17		14		13
Full time equivalent employees	362		345		358		342		349		334		315

(1)                                  First Oak Brook deconsolidated three statutory trust subsidiaries on January 1, 2004 upon adoption of FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” As a result, First Oak Brook thereafter reported junior subordinated notes issued to capital trusts in lieu of trust preferred securities.

(2)                                  Ratios for the three months ended March 31, 2006 and 2005 are annualized.

(3)                                  Net interest margin represents net interest income as a percentage of average interest earning assets.

(4)                                  Non-performing loans include loans accounted for on a non-accrual basis, accruing loans contractually past due 90 days or more as to interest or principal and loans the terms of which have been renegotiated to provide reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

(5)                                  Non-performing assets include non-performing loans, other real estate owned and other repossessed assets.

Selected Consolidated Pro Forma Financial Data of MB Financial and First Oak Brook

The following table shows selected consolidated pro forma financial data reflecting the merger of First Oak Brook with MB Financial, assuming the companies had been combined at the dates and for the periods shown. The pro forma amounts reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to the unaudited pro forma condensed combined financial statements contained elsewhere in this document under the heading “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 86. The pro forma financial information in the table below does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had MB Financial and First Oak Brook been combined as of the dates and for the periods shown. The pro forma data for the year ended December 31, 2005 includes MB Financial information restated for the impact of retrospective application of SFAS 123R.

	At or for the Three Months Ended March 31, 2006	For the Year Ended December 31, 2005
	(In thousands)
Statement of Income Data:
Interest income	$115,163	$405,758
Interest expense	56,340	166,327
Net interest income	58,823	239,431
Provision for loan losses	1,280	9,010
Net interest income after provision for loan losses	57,543	230,421
Other income	23,181	82,633
Other expenses	50,191	192,614
Income taxes before income taxes	30,533	120,440
Applicable income taxes	9,425	37,197
Net income	$21,108	$83,243

Balance Sheet Data:
Total assets	$8,418,781
Investment securities	2,160,125
Loans, net	5,190,281
Total deposits	6,304,703
Total borrowings	1,015,166
Total junior subordinated notes issued to capital trusts	202,925
Total stockholders’ equity	799,350

Comparative Unaudited Pro Forma Per Share Data

The table below sets forth the book value per share, cash dividends per share, and basic and diluted earnings per common share data for each of MB Financial and First Oak Brook on a historical basis, for MB Financial on a pro forma combined basis and on a pro forma combined basis per First Oak Brook equivalent shares. The Combined Pro Forma Amounts for MB Financial data reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to the unaudited pro forma condensed combined financial statements contained elsewhere in this document under the heading “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 86. The Pro Forma First Oak Brook Equivalent Shares data shows the effect of the merger from the perspective of an owner of First Oak Brook common stock. The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had MB Financial and First Oak Brook been combined as of the dates and for the periods shown.

	MB Financial Historical	First Oak Brook Historical	Combined Pro Forma Amounts for MB Financial		Pro Forma First Oak Brook Equivalent Shares(2)

Book value per share at March 31, 2006	$17.81	$13.43	$21.91		$22.75
Book value per share at December 31, 2005(1)	17.76	13.47	21.56		22.38

Cash dividends paid per common share for the three months ended March 31, 2006	0.15	0.18	0.15	(3)	0.16	(3)
Cash dividends paid per common share for the year ended December 31, 2005	0.56	0.70	0.56	(3)	0.58	(3)

Basic earnings per share for the three months ended March 31, 2006	0.61	0.35	0.58		0.60
Basic earnings per share for the year ended December 31, 2005(1)	2.27	1.69	2.26		2.35

Diluted earnings per share for the three months ended March 31, 2006	0.60	0.34	0.57		0.59
Diluted earnings per share for the year ended December 31, 2005(1)	2.24	1.67	2.23		2.32

(1)          The MB Financial historical and pro forma book value per share at December 31, 2005 and historical and pro forma basic and diluted earnings per share for the year ended December 31, 2005 reflect the restatement of MB Financial information for the impact of retrospective application of  SFAS 123R.

(2)          Calculated by multiplying the Combined Pro Forma Amounts for MB Financial by 1.0382, which is the number of shares of MB Financial common stock that First Oak Brook stockholders who receive the stock consideration in the merger would receive for each share of First Oak Brook common stock, assuming no proration and assuming that the average of the closing prices of MB Financial common stock for the five consecutive trading days ending the second trading day before the date of completion of the merger was $35.446, which was the average closing price of MB Financial common stock for the five trading days ended April 28, 2006, the second trading day before the date on which the merger agreement was publicly announced. The actual number of shares of MB Financial common stock that First Oak Brook stockholders who receive the stock consideration in the merger will receive may differ depending on the average of the closing prices for MB Financial common stock during the five consecutive trading days ending on the second trading day before the merger completion date.

(3)          The combined pro forma cash dividends per share for the three months ended March 31, 2006 and the year ended December 31, 2005 represent the actual cash dividends per share paid by MB Financial for those periods. MB Financial plans to increase its quarterly cash dividend to $0.18 per share after the completion of the merger. The actual payment of dividends is subject to numerous factors, however, and no assurance can be given that MB Financial will pay dividends following completion of the merger or that dividends will not be reduced in the future. See “Summary—Comparative Stock Prices and Dividend Information.”

THE SPECIAL MEETING OF MB FINANCIAL STOCKHOLDERS

General

This document is being furnished to MB Financial stockholders in connection with the solicitation of proxies by the MB Financial board of directors to be used at the special meeting of MB Financial stockholders to be held on August 1, 2006 at 10:00 a.m., local time, at MB Financial Center, 6111 North River Road, Rosemont, Illinois 60018, and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to MB Financial stockholders on or about June 26, 2006.

Record Date and Voting

The MB Financial board of directors has fixed the close of business on June 20, 2006 as the record date for determining the holders of shares of MB Financial common stock entitled to receive notice of and to vote at the MB Financial special meeting. Only holders of record of shares of MB Financial common stock as of the close of business on that date will be entitled to vote at the MB Financial special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 28,218,498 shares of MB Financial common stock outstanding, held by approximately 1,182 holders of record.

Each holder of shares of MB Financial common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the MB Financial special meeting and at any adjournment or postponement of that meeting. In order for MB Financial to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of MB Financial common stock entitled to vote at the MB Financial special meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card that is received at or prior to the MB Financial special meeting (and not revoked as described below).

If your proxy card is properly executed and received by MB Financial in time to be voted at the MB Financial special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide MB Financial with any instructions, your shares will be voted “FOR” the approval of the issuance of MB Financial shares in the merger and “FOR” any proposal of the MB Financial board of directors to adjourn or postpone the MB Financial special meeting.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have no effect on the proposal to approve the issuance of MB Financial shares in the merger.

Vote Required

The approval of the issuance of the MB Financial shares in the merger requires the affirmative vote of a majority of the votes cast on the matter. Shares of MB Financial common stock as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of MB Financial stockholders for the issuance of MB Financial shares in the merger is based upon the number of shares that are actually voted and not the total number of outstanding shares of MB Financial common stock. Accordingly, the failure to submit a proxy card or to vote in person at the MB Financial special meeting or the abstention from voting by MB Financial stockholders, or the failure of any MB Financial stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have no effect with respect to the approval of the issuance of MB Financial shares in the merger.

As of the record date:

•                  MB Financial directors and executive officers and their affiliates owned and were entitled to vote approximately 5,155,534 shares of MB Financial common stock, representing approximately 18.27% of the outstanding shares of MB Financial common stock; and

•                  First Oak Brook directors and executive officers and their affiliates owned and were entitled to vote less than 1.0% of the outstanding shares of MB Financial common stock. First Oak Brook owns no shares of MB Financial common stock.

Each of the directors of MB Financial has entered into a voting agreement with First Oak Brook under which he or she has agreed to vote all of the shares over which he or she has voting power for approval of the issuance of MB Financial shares in the merger.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of a majority of the votes cast by holders of shares of MB Financial common stock present in person or by proxy at the special meeting, whether or not a quorum is present.

Revocability of Proxies

The presence of an MB Financial stockholder at the MB Financial special meeting will not automatically revoke that MB Financial stockholder’s proxy. However, an MB Financial stockholder may revoke a proxy at any time prior to its exercise by:

•                  submitting a written revocation to the MB Financial corporate secretary that is received prior to the meeting;

•                  submitting another proxy by mail that is dated later than the original proxy and that is received prior to the meeting; or

•                  attending the MB Financial special meeting and voting in person if the stockholder’s shares of MB Financial common stock are registered in the stockholder’s name rather than in the name of a broker, bank or other nominee.

If your shares of MB Financial common stock are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

In addition to voting by submitting your proxy card by mail, many stockholders who hold their shares of MB Financial common stock through a broker or bank will have the option to submit their voting instruction cards electronically through the Internet or by telephone. If you hold your shares through a broker, bank or other holder of record, you should check your voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of MB Financial may solicit proxies for the MB Financial special meeting from MB Financial stockholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. MB Financial also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. In addition, MB Financial has made arrangements with Regan & Associates, Inc. to assist in soliciting proxies for the MB Financial special meeting and has agreed to pay them $15,000, including out-of-pocket expenses, for these services.  MB Financial also has engaged Regan & Associates, Inc. to serve as distribution and information agent for the First Oak Brook stockholder election process, for which Regan & Associates, Inc. will be paid a fee of $5,000, including out-of-pocket expenses.

MB Financial and First Oak Brook will share equally the expenses incurred in connection with the printing and mailing of this document.

THE SPECIAL MEETING OF FIRST OAK BROOK STOCKHOLDERS

General

This document is being furnished to First Oak Brook stockholders in connection with the solicitation of proxies by the First Oak Brook board of directors to be used at the special meeting of First Oak Brook stockholders to be held on August 1, 2006 at 2:00 p.m., local time, at the Oak Brook Bank Building, Lower Level - Conference Center, 1400 Sixteenth Street, Oak Brook, Illinois 60523, and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to First Oak Brook stockholders on or about June 26, 2006.

Record Date and Voting

The First Oak Brook board of directors has fixed the close of business on June 21, 2006 as the record date for determining the holders of shares of First Oak Brook common stock entitled to receive notice of and to vote at the First Oak Brook special meeting. Only holders of record of shares of First Oak Brook common stock as of the close of business on that date will be entitled to vote at the First Oak Brook special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 10,061,377 shares of First Oak Brook common stock outstanding, held by approximately 717 holders of record.

Each holder of shares of First Oak Brook common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the First Oak Brook special meeting and at any adjournment or postponement of that meeting. In order for First Oak Brook to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of First Oak Brook common stock entitled to vote at the First Oak Brook special meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card that is received at or prior to the First Oak Brook special meeting (and not revoked as described below).

If your proxy card is properly executed and received by First Oak Brook in time to be voted at the First Oak Brook special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide First Oak Brook with any instructions, your shares will be voted “FOR” the adoption of the merger agreement and “FOR” any proposal of the First Oak Brook board of directors to adjourn or postpone the First Oak Brook special meeting.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the adoption of the merger agreement.

Vote Required

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of First Oak Brook common stock. Shares of First Oak Brook common stock as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of First Oak Brook stockholders on the merger agreement is based upon the number of outstanding shares of First Oak Brook common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the First Oak Brook special meeting or the abstention from voting by First Oak Brook stockholders, or the failure of any First Oak Brook stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as an “AGAINST” vote with respect to the adoption of the merger agreement.

As of the record date:

•                  First Oak Brook directors and executive officers and their affiliates owned and were entitled to vote approximately 3,431,741 shares of First Oak Brook common stock, representing approximately 34.1% of the outstanding shares of First Oak Brook common stock; and

•                  MB Financial directors and executive officers and their affiliates owned and were entitled to vote less than 1.0% of the outstanding shares of First Oak Brook common stock. MB Financial owns no shares of First Oak Brook common stock.

Each of the directors of First Oak Brook has and certain executive officers of First Oak Brook have entered into a voting agreement with MB Financial under which he or she has agreed to vote all of the shares over which he or she has voting power for adoption of the merger agreement.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of a majority of the votes cast by holders of shares of First Oak Brook common stock present in person or by proxy at the special meeting, whether or not a quorum is present.

Revocability of Proxies

The presence of a First Oak Brook stockholder at the First Oak Brook special meeting will not automatically revoke that First Oak Brook stockholder’s proxy. However, a First Oak Brook stockholder may revoke a proxy at any time prior to its exercise by:

•                  submitting a written revocation to the First Oak Brook corporate secretary that is received prior to the meeting;

•                  submitting another proxy by mail that is dated later than the original proxy and that is received prior to the meeting; or

•                  attending the First Oak Brook special meeting and voting in person if the stockholder’s shares of First Oak Brook common stock are registered in the stockholder’s name rather than in the name of a broker, bank or other nominee.

If your shares of First Oak Brook common stock are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

In addition to voting by submitting your proxy card by mail, many stockholders who hold their shares of First Oak Brook common stock through a broker or bank will have the option to submit their voting instruction cards electronically through the Internet or by telephone. If you hold your shares through a broker, bank or other holder of record, you should check your voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of First Oak Brook may solicit proxies for the First Oak Brook special meeting from First Oak Brook stockholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. First Oak Brook also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.

MB Financial and First Oak Brook will share equally the expenses incurred in connection with the printing and mailing of this document.

THE MERGER

Background of the Merger

First Oak Brook’s board of directors and management have from time to time reviewed the company’s strategic plan and alternatives, including, but not limited to organic growth through building the loan portfolio and other earnings-enhancement activities and growth through continuation of its de novo branching strategy, acquisitions of other institutions and/or mergers with other institutions. Management and the board of directors also engage in the preparation of a business plan and budget on an annual basis. In recent years, the board of directors and management have noted the negative impact increased competition for customers and employees was having on the company’s ability to achieve its business objectives.

MB Financial’s board of directors and management also periodically review MB Financial’s strategic plan and continually seek potential merger and acquisition candidates to enhance its competitive position and the value of its franchise. For many years, MB Financial has been very successful in growing its commercial loan portfolio. Recently, however, MB Financial has found it increasingly difficult to grow its core deposits at a sufficient rate to fund that loan growth, having to rely more on generally higher costing wholesale borrowings as a source of funds. For this reason, MB Financial was particularly interested in exploring a merger with or acquisition of another institution of significant size with a solid core deposit base.

In November 2005, Richard M. Rieser, Jr., First Oak Brook President and Chief Executive Officer, was approached first, by a very large, Midwest-based financial institution, and then by a Chicago-based financial institution of similar size to First Oak Brook, each seeking to discuss a possible acquisition of First Oak Brook by that institution.

In December 2005, in the course of meeting regarding a possible joint investment opportunity, Mitchell Feiger, MB Financial’s President and Chief Executive Officer, inquired of Mr. Rieser as to First Oak Brook’s interest in discussing a possible business combination.

During the remainder of December 2005 and the first part of January 2006, Mr. Rieser had occasional conversations with the three institutions, including MB Financial, regarding their inquiries and ranges of their preliminary proposed valuation of First Oak Brook. During this time, Mr. Rieser discussed with Eugene Heytow, First Oak Brook’s Chairman, and representatives of the investment banking firm of Keefe Bruyette, the inquiries and proposed valuations. On January 23, 2006, MB Financial sent First Oak Brook a letter containing a preliminary indication of interest in a merger transaction at a price of $35 to $37 per First Oak Brook share.

At a First Oak Brook board of directors meeting on January 24, 2006, Mr. Rieser made a presentation regarding the inquiries. Representatives of Keefe Bruyette briefed the board with respect to recent merger and acquisition activity in the Midwest, gave some background information with respect to the inquiring institutions and provided a preliminary evaluation of the $33.00 to $37.50 per share range of values placed on First Oak Brook by the three institutions, including MB Financial, which had provided preliminary indications of interest, and other matters. Following consideration and discussion of the presentations, the board concluded that Mr. Rieser should continue exploratory discussions with these potential merger partners.

On January 25, 2006, at a meeting of the MB Financial board of directors, Mr. Feiger informed the board of his discussions with Mr. Rieser and submission of a preliminary indication of interest to First Oak Brook. The board responded positively to these developments, and authorized Mr. Feiger to continue to pursue a potential transaction with First Oak Brook.

Following the First Oak Brook board meeting on January 24, 2006, Mr. Rieser scheduled meetings with representatives of MB Financial and the large Midwest-based institution. On February 1, 2006, Mr. Rieser, Rosemarie Bouman, First Oak Brook’s Chief Operating Officer and Chief Financial Officer, and a representative of the law firm of Vedder, Price, Kaufman & Kammholz, P.C., legal advisor to First Oak Brook, met with Mr. Feiger, Jill E. York, MB Financial’s Chief Financial Officer, and other members of MB Financial senior management. On February 10, 2006, Mr. Rieser, Ms. Bouman and a representative of Vedder Price met with senior officers of the large Midwest-based financial institution. Each of the meetings centered on an exchange of information, the form and value of consideration to be offered to First Oak Brook stockholders, discussion of the benefits of a transaction to First Oak Brook, its stockholders, customers and employees and post-transaction matters, such as the continuing role First Oak Brook management, employees and directors would play in the combined company, as well as systems integration and cost-savings. On February 28, 2006, Mr. Rieser and Ms. Bouman met with the Chief Executive Officer of the other Chicago-based financial institution and a representative of that company’s financial advisor during which the same topics were discussed.

Ms. York and Ms. Bouman also met a second time in February, primarily for the purpose of reviewing MB Financial’s acquisition models for a potential transaction with First Oak Brook, with topics of discussion including the companies’ loan and securities portfolios, properties and trust preferred securities, loan and deposit yield analyses, staffing data and cost savings estimates. Subsequent to that meeting, MB Financial sent another letter to First Oak Brook providing further detail on its preliminary offer and explaining MB Financial’s strategic rationale for a merger of the two companies. In this letter, MB Financial proposed a purchase price of $36.00 per First Oak Brook share, with approximately 80% of the merger consideration to be paid in stock, with a fixed exchange ratio, and approximately 20% to be paid in cash.

During March 2006, conversations between First Oak Brook and the three institutions continued, with the large Midwest-based financial institution and MB Financial undertaking preliminary financial due diligence. During the course of this process, the large Midwest-based financial institution, by letter dated March 1, 2006, firmed up its preliminary indication of value at the low end of its original range of $35.50 to $37.50 per share in an all stock transaction;  MB Financial increased its preliminary indication of value to $36.60 per share, with the right to increase the cash portion of the merger consideration from 20% to 30%; and the other Chicago-based financial institution, by letter dated March 6, 2006, increased its preliminary indication of value based upon publicly-available information to $38.00 per share from a range of $33.00 to $35.00 per share in a 50% to 70% stock and 50% to 30% cash transaction.

During this period, a series of informational meetings were held by Mr. Rieser, Ms. Bouman, representatives of Keefe Bruyette and/or Vedder Price on an individual or small group basis with each of the members of the First Oak Brook board of directors to keep them apprised of the discussions, provide additional information regarding the potential merger partners, familiarize them with the approaches to evaluating the indications of interest and to obtain guidance with respect to the process.

As a result of the on-going discussions with the prospective merger partners and conversations with the directors, management of First Oak Brook and Keefe Bruyette sought from each of the merger partners a written non-binding indication of interest setting forth the terms of a proposed transaction, including each institution’s vision with respect to the operation of the post-combination entity, and offered each institution an opportunity to make a presentation to the First Oak Brook board of directors.

During the week of April 3, 2006, each of the prospective merger partners provided its non-binding indication of interest and expressed its desire to meet with the First Oak Brook board. The large Midwest-based financial institution reconfirmed a value for First Oak Brook at $35.50 per share in an all stock transaction, proposing, however to use a floating exchange ratio in lieu of the fixed exchange ratio previously discussed, reiterated its commitment to honor existing employment and other agreements in place with First Oak Brook’s management and its desire to employ Mr. Rieser following the transaction. The large Midwest-based financial institution advised that its proposal was subject to the completion of detailed due diligence.

MB Financial’s non-binding indication of interest reiterated the information it conveyed to First Oak Brook in March 2006, which proposed a value of $36.60 per share, with the consideration to consist of approximately 80% stock and 20% cash, with a fixed exchange ratio for the stock component, stated its intention to increase the annual rate of its per share dividend from $0.60 to $0.72 following the transaction, and confirmed its commitments to honor the existing First Oak Brook employment agreements, plans and programs, to secure its desire for Mr. Rieser’s involvement in the post-merger company by offering to enter into a five-year employment agreement to replace his existing agreement, and to use a best practices, best systems and best people approach to integrating the two entities. MB Financial’s proposal was also subject to the completion of more detailed due diligence.

The other Chicago-based financial institution’s non-binding indication of interest reiterated its proposed value of $38.00, with consideration in the form of 50% to 70% stock and 50% to 30% cash, with a fixed exchange ratio for the stock component. The other Chicago-based financial institution indicated that it would honor First Oak Brook’s existing contracts and agreements, subject to obtaining tax efficiencies, expressed confidence in its ability to raise necessary capital to complete the transaction and stated that its proposal was subject to due diligence.

An all-day special meeting of the First Oak Brook board of directors was held on April 10, 2006, during which representatives of Keefe Bruyette and Vedder Price were present. The prospective merger partners made presentations to the board of directors. Each of the presenters discussed the form and value of the consideration offered, its plans for the post-merger entity and the benefits the proposed transaction would have for First Oak Brook’s stockholders, customers and employees. Each of the institutions responded to questions from the directors and Keefe Bruyette relating to future valuation of the institution’s shares, execution and integration plans and risks, and other factors.

Following consideration and discussion of the presentations and responses and after receiving input from Keefe Bruyette regarding its evaluation of the three proposals and a remain independent scenario, it was the sense of the First Oak Brook board of directors that pursuing a possible transaction was appropriate and that MB Financial had made the strongest presentation and represented the best proposal, the large Midwest-based financial institution’s proposal had merit, although its offer was the lowest, and the other Chicago-based financial institution, although nominally the highest offer, was the least compelling due to concerns about future valuation and execution and integration risks. The First Oak Brook board of directors directed management and Keefe Bruyette to continue the dialogue with each of the prospective parties and expressed an intention to consider identifying a preferred merger partner at the regularly-scheduled board of directors meeting to be held on April 18, 2006. At that point, the board of directors voted to formally retain Keefe Bruyette as its financial advisor and approved entry into an engagement letter with Keefe Bruyette.

Over the course of the following week, Mr. Rieser, Ms. Bouman and/or First Oak Brook’s financial and legal advisors held meetings or had conversations with members of senior management and financial and legal advisors of the three interested institutions. As a result of those conversations, MB Financial increased its proposed valuation to $36.80 per share. There was no change in the proposed valuation from the other prospective merger parties, although the other Chicago-based financial institution indicated that it might increase its valuation to $39.00, subject to its extensive evaluation relating to certain accounting and tax issues.

At the regularly-scheduled meeting on April 18, 2006, the First Oak Brook board of directors reviewed with senior management, Keefe Bruyette and Vedder Price the results of the discussions and the terms of the proposals. Following a presentation by Keefe Bruyette regarding its analysis of the three proposals and by Vedder Price regarding the board’s fiduciary duties, a robust discussion reaffirmed the analysis which the directors had made at the April 10, 2006 meeting that the transaction proposed by MB Financial was the superior proposal and the directors present (Mr. Heytow was unexpectedly unable to attend the meeting) unanimously authorized Mr. Rieser, Ms. Bouman, Keefe Bruyette and Vedder Price to commence the negotiation with senior management of MB Financial and its financial and legal advisors of definitive documentation with respect to the proposed merger transaction.

On April 19, 2006, at a meeting of the executive committee of the MB Financial board of directors, Mr. Feiger presented the preliminary terms of the proposed merger with First Oak Brook and the strategic rationale for the transaction. After discussing the matter, the executive committee concurred with Mr. Feiger that management should continue to pursue the transaction, subject to further review of due diligence findings, negotiation of open items and final approval by the full MB Financial board.

Over the course of the following 12 days, MB Financial and its advisors conducted a detailed due diligence investigation of First Oak Brook, and First Oak Brook and its advisors conducted a detailed due diligence investigation of MB Financial. Each of the parties’ respective financial and legal advisors also negotiated the terms of the definitive documentation. In addition, during this period each of the other two prospective merger partners, or its advisors, periodically contacted Keefe Bruyette to ascertain their status in the process. Keefe Bruyette made each party aware that, at that point, it was not the preferred merger partner. The larger Midwest-based financial institution subsequently indicated orally to Keefe Bruyette that it could raise its proposed valuation to $36.00 from $35.50, but would go no higher.

On April 26, 2006, at a regularly-scheduled meeting of the MB Financial board of directors, the board extensively discussed the proposed transaction with First Oak Brook, including the terms of the transaction, the employment agreement to be entered into with Mr. Rieser and the results of MB Financial’s due diligence investigation. In addition, Goldman Sachs, MB Financial’s financial advisor, made a preliminary presentation to the board regarding the terms of the proposed transaction and discussed a range of matters, including, among other things, the amount and form of merger consideration, relevant business and financial information regarding the parties, First Oak Brook’s and MB Financial’s historical stock price performance and preliminary financial analyses regarding the proposed transaction. The board authorized management to continue its negotiation of remaining unresolved issues, but decided to defer voting on the merger agreement pending the satisfactory resolution of these issues.

On April 30, 2006, the board of directors of First Oak Brook held a special meeting. Mr. Rieser reviewed with the board the results of the due diligence investigation of MB Financial as outlined in his due diligence report which had been circulated to the directors in advance of the meeting. Representatives of Keefe Bruyette then made a presentation to the board regarding the terms of the proposed transaction and discussed a range of matters, including the amount and form of merger consideration, the structure of the transaction, relevant business and financial information regarding the parties, First Oak Brook’s and MB Financial’s historical stock price performance, valuation methodologies and other matters set forth in “—Opinion of Keefe, Bruyette & Woods, Inc.—Financial Advisor to First Oak Brook.”

Following the presentation from Keefe Bruyette, Vedder Price reviewed for the board a summary of the material terms of the transaction, the closing conditions, including regulatory and other filing requirements, MB Financial’s ability to terminate the agreement if a review indicated that required environmental costs relating to the First Oak Brook’s headquarters would exceed $3.5 million, the requirement that First Oak Brook cease conversations with other potential merger partners, subject to its fiduciary duties to consider unsolicited offers, each parties’ commitment to recommend approval of the merger to its respective stockholders and the voting agreements to be executed by the directors of each party and the proposed termination fee of $13 million payable by a party who fails to so support the transaction. Vedder Price also reviewed the provisions in the agreement relating to continuing indemnification and insurance protection for First Oak Brook’s directors and officers, the proposed post-merger employment arrangements for Mr. Rieser and invitations to Mr. Rieser and Mr. Gries to join MB Financial’s board of directors and the provisions of the merger agreement regarding the treatment of First Oak Brook’s employees and employee benefit plans.

After Vedder Price’s presentation and discussion, Keefe Bruyette described for the board its opinion issuance process and indicated that based on the terms of the transaction as discussed it was prepared to give its oral opinion (to be subsequently confirmed in writing) that, as of the date of the opinion, and based upon and subject to the various matters set forth in that opinion, the merger consideration was fair to First Oak Brook’s stockholders from a financial point of view. After discussion, the consensus of the board was that it was in the best interest of First Oak Brook that senior management and the advisors continue to negotiate with MB Financial with respect to certain issues identified during the meeting, including the provisions relating to protecting the value of the transaction should MB Financial’s stock price drop significantly, relaxation of certain operating restrictions on First Oak Brook contained in the merger agreement and clarification regarding Ms. Bouman’s post-merger employment.

On April 30, 2006, the board of directors of MB Financial held a special meeting by telephone to consider the proposed transaction. A representative of the law firm of Silver, Freedman & Taff, L.L.P., MB Financial’s legal advisor, reviewed the terms of the merger agreement with the board and answered questions raised by the directors. Representatives of Goldman Sachs were then asked to evaluate the fairness of the merger consideration to MB Financial from a financial point of view. Goldman Sachs referred to its presentation made on April 26, 2006 (an updated version of which was delivered to the board on April 30, 2006), noting the changes made to the merger agreement since that presentation, and gave its oral opinion (subsequently confirmed in writing) that, as of that date, and based upon and subject to the various matters set forth in that opinion, the aggregate merger consideration to be paid by MB Financial pursuant to the merger agreement was fair to MB Financial from a financial point of view.

With the remaining unresolved issues not believed by the board to be significant and authorizing management to satisfactorily resolve these remaining issues, the board determined that the merger agreement and the proposed merger were advisable and in the best interests of MB Financial and its stockholders and unanimously approved entering into the merger agreement with First Oak Brook.

On May 1, 2006, a special meeting of First Oak Brook’s board of directors was held to review with senior management and the financial and legal advisors the results of the discussions with MB Financial. Vedder Price reported on changes made to the proposed merger agreement, including an improvement in the provisions relating to the operating restrictions placed on First Oak Brook, a favorable change to the protections should MB Financial’s stock drop significantly when compared to an index of bank stocks, and an agreement relating to the terms of post-merger employment of Ms. Bouman. Representatives of Keefe Bruyette were then asked to evaluate the fairness of the proposed transaction. Keefe Bruyette referred to its analysis of the previous day, noted the improvements in the terms of the proposed merger agreement, and gave its oral opinion (subsequently confirmed in writing), that, as of that date, and based upon and subject to the various matters set forth in that opinion, the merger consideration was fair to First Oak Brook’s stockholders from a financial point of view. The meeting continued with discussions and questions among the board members, senior management and the financial and legal advisors. Following those discussions, the First Oak Brook board determined that the proposed merger was advisable and in the best interests of First Oak Brook and its stockholders, and unanimously approved entering into the merger agreement with MB Financial.

The parties executed the definitive transaction documents on May 1, 2006 and publicly announced the transaction by joint press release dated May 2, 2006.

MB Financial’s Reasons for the Merger; Recommendation of MB Financial’s Board of Directors

In reaching its decision to approve the merger agreement and recommend that MB Financial stockholders approve the issuance of shares of MB Financial common stock in the merger, the MB Financial board of directors consulted with MB Financial’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•                  its knowledge of MB Financial’s business, operations, financial condition, earnings and prospects and of First Oak Brook’s business, operations, financial condition, earnings and prospects, taking into account the results of MB Financial’s due diligence review of First Oak Brook, including MB Financial’s assessments of First Oak Brook’s credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and litigation;

•                  its belief that the combination of MB Financial’s strong asset origination capabilities with First Oak Brook’s deposit gathering abilities and expertise would provide for significantly enhanced core deposit funding for future loan growth;

•                  the increased scale expected to be gained in a number of business areas in which both companies operate, including treasury management, merchant processing, asset management, trust, private client services, brokerage and leasing;

•                  the fact that the combination of First Oak Brook’s top five deposit market share in DuPage County, Illinois, with MB Financial’s top ten deposit market share in Cook County, Illinois, is expected to result in the combined company having a top ten deposit market share for the entire Chicago metropolitan statistical area (based on data as of June 30, 2005 provided by SNL Financial);

•                  the combined branch network of the two companies, which is expected to allow for more effective marketing and customer convenience and greater access to middle-market business prospects in DuPage and Cook Counties;

•                  First Oak Brook’s experience and expertise in establishing de novo branch offices;

•                  the belief of MB Financial management that the merger will result in pre-tax annual cost savings of approximately $12.6 million, 80% of which are expected to be achieved in 2007 and the remainder of which are expected to be achieved in 2008, with approximately $7.2 million of the expected savings resulting from reduced expenses for salaries and employee benefits, approximately $2.2 million resulting from reduced occupancy and equipment expense and the remaining $3.2 million resulting from reduced general, administrative and other expenses;

•                  the belief of MB Financial that the merger will produce earnings enhancement opportunities for both companies – for MB Financial, by reducing a portion of its wholesale borrowings and replacing them with core deposits gained from First Oak Brook, and for First Oak Brook, by replacing its lower yielding loans and investments with higher yielding commercial loans generated by MB Financial;

•                  the estimation by MB Financial’s management that the merger will be approximately 2.2% and 4.0% accretive to GAAP earnings per share in 2007 and 2008, respectively, and approximately 4.6% and 6.0% accretive to cash earnings per share (which exclude from GAAP earnings per share the impact of core deposit amortization under purchase accounting) in 2007 and 2008, respectively;

•                  the likelihood of a successful integration of First Oak Brook’s business, operations and workforce with those of MB Financial and of successful operation of the combined company despite the challenges of such integration, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by MB Financial and First Oak Brook,

•                  the anticipated ability to retain key First Oak Brook management personnel;

•                  the historical and current market prices of MB Financial common stock and First Oak Brook common stock;

•                  the large size of the transaction relative to MB Financial’s market capitalization, that the per share value of the merger consideration, based on the average closing price of MB Financial common stock for the five-trading day period ended on the second trading day prior to the day on which the merger agreement was publicly announced, represented a premium of approximately 36.1% based on the closing price of First Oak Brook common stock on May 1, 2006, the last trading day prior to public announcement of the merger agreement, that the merger consideration represented a premium to core deposits of 18.7% excluding the impact of purchase accounting adjustments and 19.2% including the impact of purchase accounting adjustments, that the merger consideration represented a multiple of 22x GAAP earnings per share in 2005, 30.4x and 21.6x estimated GAAP earnings per share for 2006 and 2007, respectively, and 18.5x and 15.5x estimated earnings per share excluding purchase accounting adjustments for 2006 and 2007, respectively, and that the merger consideration represented a multiple of 2.8x tangible book value including purchase accounting adjustments and 2.9x excluding purchase accounting adjustments;

•                  the fact that First Oak Brook stockholders would own approximately 23.0% of the combined company on a fully diluted basis;

•                  the financial and other terms and conditions of the merger agreement, including the fact that the total number of shares of MB Financial common stock to be issued in the merger and the total amount of cash to be paid in the merger are essentially fixed, subject to adjustment for issuances of shares of First Oak Brook common stock prior to closing pursuant to certain benefit plan awards outstanding as of the date of the merger agreement, provisions designed to limit the ability of the First Oak Brook board of directors to entertain third party acquisition proposals, a provision giving First Oak Brook the right to terminate the merger agreement in the event of a specified decline in the market value of MB Financial common stock relative to a designated market index unless MB Financial agrees to pay additional merger consideration, and provisions providing for payment of a $13.0 million termination fee if the merger agreement is terminated under certain circumstances;

•                  the board’s belief that MB Financial will be able to finance the cash portion of the merger consideration on substantially the terms contemplated by it;

•                  the financial analyses presented by Goldman Sachs, MB Financial’s financial advisor, and the opinion dated as of May 1, 2006 delivered to the MB Financial board of directors by Goldman Sachs, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be paid by MB Financial in the merger was fair, from a financial point of view, to MB Financial;

•                  the interests of First Oak Brook’s directors and executive officers in the merger, in addition to their interests generally as stockholders, as described under “—Interests of First Oak Brook Executive Officers and Directors in the Merger”; and

•                  the need to obtain First Oak Brook stockholder, MB Financial stockholder and regulatory approvals in order to complete the transaction.

The foregoing discussion of the factors considered by the MB Financial board of directors is not intended to be exhaustive, but rather includes the material factors considered by the MB Financial board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the MB Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The MB Financial board of directors considered all these factors as a whole, including discussions with, and questioning of, MB Financial management and MB Financial’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The MB Financial board of directors also relied on the experience of Goldman Sachs, as its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness, from a financial point of view, to MB Financial of the consideration to be paid by it in the merger.

For the reasons set forth above, the MB Financial board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of MB Financial and its stockholders, and unanimously approved and adopted the merger agreement. The MB Financial board of directors unanimously recommends that the MB Financial stockholders vote “FOR” the approval of the issuance of MB Financial shares in the merger.

First Oak Brook’s Reasons for the Merger; Recommendation of First Oak Brook’s Board of Directors

In reaching its decision to approve the merger agreement and recommend that First Oak Brook stockholders adopt the merger agreement, the First Oak Brook board of directors consulted with First Oak Brook’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•                  its knowledge of First Oak Brook’s business, operations, financial condition, earnings and prospects and of MB Financial’s business, operations, financial condition, earnings and prospects, taking into account the results of First Oak Brook’s due diligence review of MB Financial, including First Oak Brook’s assessments of MB Financial’s management, asset size, capital, branch office footprint, credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and relationship with its bank regulators;

•                  its belief that the combination of MB Financial’s strong asset origination capabilities with First Oak Brook’s deposit gathering abilities and expertise would provide the combined company with significantly enhanced core deposit funding for future loan growth;

•                  the increased scale expected to be gained in a number of business areas in which both companies operate, including treasury management, merchant processing, asset management, trust, private client services, brokerage and leasing;

•                  the fact that the combination of First Oak Brook’s top five deposit market share in DuPage County, Illinois, with MB Financial’s top ten deposit market share in Cook County, Illinois, is expected to result in the combined company having a top ten deposit market share for the entire Chicago metropolitan statistical area (based on data as of June 30, 2005 provided by SNL Financial);

•                  the combined branch network of the two companies, which is expected to allow for more effective marketing and customer convenience and greater access to middle-market business prospects in DuPage and Cook Counties;

•                  MB Financial’s strengths in commercial lending and leasing;

•                  the belief of First Oak Brook that the merger will produce earnings enhancement opportunities for both companies – for MB Financial, by reducing a portion of its wholesale borrowings and replacing them with core deposits gained from First Oak Brook, and for First Oak Brook, by replacing its lower yielding loans and investments with higher yielding commercial loans generated by MB Financial;

•                  the lack of MB Financial’s involvement in any other currently pending acquisitions;

•                  MB Financial’s success in the past in integrating its prior acquisitions, the likelihood of a successful integration of First Oak Brook’s business, operations and workforce with those of MB Financial and of successful operation of the combined company despite the challenges of such integration, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by MB Financial and First Oak Brook;

•                  the anticipated willingness and ability of MB Financial to retain key First Oak Brook management personnel and appoint two First Oak Brook directors to MB Financial’s board after the merger;

•                  MB Financial’s philosophy and commitment of working with the “best people, best practices and best systems” from each organization after the merger;

•                  the historical and current market prices and trading volume of MB Financial common stock and First Oak Brook common stock;

•                  MB Financial’s intention to increase the dividend it pays on its common stock after the merger to an annual rate of $0.72 per share;

•                  that the per share value of the merger consideration, based on the average closing price of MB Financial common stock for the five-trading period ended on the second trading day prior to the day on which the merger agreement was publicly announced, represented a premium of approximately 36.1% based on the closing price of First Oak Brook common stock on May 1, 2006, the last trading day prior to public announcement of the merger agreement, that the merger consideration represented a premium to core deposits of 18.7% excluding the impact of purchase accounting adjustments and 19.2% including the impact of purchase accounting adjustments, that the merger consideration represented a multiple of 22x GAAP earnings per share in 2005, 30.4x and 21.6x estimated GAAP earnings per share for 2006 and 2007, respectively, and 18.5x and 15.5x estimated earnings per share excluding purchase accounting adjustments for 2006 and 2007, respectively, and that the merger consideration represented a multiple of 2.8x tangible book value including purchase accounting adjustments and 2.9x excluding purchase accounting adjustments;

•                  the fact that First Oak Brook stockholders would own approximately 23.0% of the combined company on a fully diluted basis, and the anticipated attractiveness of the combined company to future potential merger partners;

•                  the financial and other terms and conditions of the merger agreement, including the fact that the total number of shares of MB Financial common stock to be issued in the merger and the total amount of cash to be paid in the merger are essentially fixed, subject to adjustment for issuances of shares of First Oak Brook common stock prior to closing pursuant to certain benefit plan awards outstanding as of the date of the merger agreement, a provision giving First Oak Brook the right to terminate the merger agreement in the event of a specified decline in the market value of MB Financial common stock relative to a designated market index unless MB Financial agrees to pay additional merger consideration, and provisions providing for payment of a $13.0 million termination fee if the merger agreement is terminated under certain circumstances;

•                  the financial analyses presented by Keefe Bruyette, First Oak Brook’s financial advisor, and the opinion dated as of May 1, 2006 delivered to the First Oak Brook board of directors by Keefe Bruyette, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be received by First Oak Brook’s stockholders in the merger was fair, from a financial point of view, to First Oak Brook’s stockholders;

•                  the interests of First Oak Brook’s directors and executive officers in the merger, in addition to their interests generally as stockholders, as described under “—Interests of First Oak Brook Executive Officers and Directors in the Merger”; and

•                  the need to obtain First Oak Brook stockholder, MB Financial stockholder and regulatory approvals in order to complete the transaction.

The foregoing discussion of the factors considered by the First Oak Brook board of directors is not intended to be exhaustive, but rather includes the material factors considered by the First Oak Brook board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the First Oak Brook board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Oak Brook board of directors considered all these factors as a whole, including discussions with, and questioning of, First Oak Brook management and First Oak Brook’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The First Oak Brook board of directors also relied on the experience of Keefe Bruyette, as its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness, from a financial point of view, to First Oak Brook’s stockholders of the consideration to be received by them in the merger.

For the reasons set forth above, the First Oak Brook board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Oak Brook and its stockholders, and unanimously approved and adopted the merger agreement. The First Oak Brook board of directors unanimously recommends that the First Oak Brook stockholders vote “FOR” adoption of the merger agreement.

Opinion of Goldman, Sachs & Co. —Financial Advisor to MB Financial

Goldman Sachs, financial advisor to MB Financial, delivered its oral opinion to the MB Financial board of directors, subsequently confirmed in writing, that, as of May 1, 2006 and based upon and subject to the considerations described in its opinion and other matters as Goldman Sachs considered relevant, the aggregate merger consideration to be paid by MB Financial to the holders of shares of First Oak Brook common stock pursuant to the merger agreement was fair from a financial point of view to MB Financial.

The full text of the written opinion of Goldman Sachs, dated May 1, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached to this document as Appendix B. Goldman Sachs provided its opinion for the information and assistance of the MB Financial board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any stockholder should vote with respect to the merger or any related matter.

In connection with its opinion, Goldman Sachs reviewed, among other things:

•                  the merger agreement;

•                  annual reports to stockholders and annual reports on Form 10-K of MB Financial and First Oak Brook for the five fiscal years ended December 31, 2005;

•                  certain interim reports to stockholders and quarterly reports on Form 10-Q of MB Financial and First Oak Brook;

•                  certain other communications from MB Financial and First Oak Brook to their respective stockholders;

•                  certain internal financial analyses and forecasts for First Oak Brook prepared by the management of First Oak Brook; and

•                  certain financial analyses and forecasts for MB Financial and certain financial analyses and forecasts for First Oak Brook prepared by the management of MB Financial, including cost savings and operating synergies projected by the managements of MB Financial and First Oak Brook to result from the merger.

Goldman Sachs also held discussions with members of the senior management of MB Financial and First Oak Brook regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of MB Financial and First Oak Brook.

In addition, Goldman Sachs:

•                  reviewed the reported price and trading activity for the shares of MB Financial common stock and the shares of First Oak Brook common stock;

•                  compared certain financial and stock market information for MB Financial and First Oak Brook with similar information for certain other selected companies, the securities of which are publicly traded;

•                  reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally; and

•                  performed other studies and analyses, and considered other factors, as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed the accuracy and completeness of this information for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of the MB Financial board of directors, that the forecasts prepared by MB Financial management, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of MB Financial. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, Goldman Sachs assumed that the allowances for losses are in the aggregate adequate to cover those losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of MB Financial or First Oak Brook or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the merger would be obtained without any adverse effect on MB Financial or First Oak Brook or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs’ opinion did not address the underlying business decision of MB Financial to engage in the merger. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of MB Financial common stock will trade at any time.

Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the MB Financial board of directors in connection with providing its opinion to the MB Financial board of directors. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to the analyses performed by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2006, and is not necessarily indicative of current market conditions.

Historical Market Performance Analysis. Goldman Sachs reviewed and compared the historical daily trading prices of MB Financial common stock, First Oak Brook common stock, the Standard & Poor’s® Bank Index, a composite index of Chicago-Area Banks & Thrifts composed of First Midwest Bancorp, Inc., MAF Bancorp, Inc., Wintrust Financial Corporation, AMCORE Financial, Inc., Midwest Banc Holdings, Inc., Taylor Capital Group, Inc. and Old Second Bancorp, Inc. and a composite index of MB Financial Peers composed of Associated Banc-Corp, TCF Financial Corporation, Commerce Bancshares, Inc., Sky Financial Group, Inc., FirstMerit Corporation, First Midwest Bancorp, Inc., Park National Corporation, Old National Bancorp, Wintrust Financial Corporation and Citizens Banking Company for the period from April 2001 to April 2006. The analysis indicated that for the one-year period from April 2005 to April 2006, MB Financial common stock and First Oak Brook common stock generally underperformed both the Chicago-Area Bank & Thrifts index and MB Financial’s Peers index and for the five-year period from April 2001 to April 2006, MB Financial common stock and First Oak Brook common stock generally outperformed both the Chicago-Area Bank & Thrifts index and MB Financial’s Peers index.

Public Market Comparison. Goldman Sachs reviewed and compared certain financial information for MB Financial and First Oak Brook to corresponding financial information, ratios and public market multiples for the following (a) Chicago-area bank and thrifts (Chicago-Area Bank & Thrifts) and (b) publicly traded corporations in the banking industry regarded as peers to MB Financial (MB Financial’s Peers):

Chicago-Area Bank & Thrifts

•                  First Midwest Bancorp, Inc.

•                  MAF Bancorp, Inc.

•                  Wintrust Financial Corporation

•                  AMCORE Financial, Inc.

•                  Midwest Banc Holdings, Inc.

•                  Taylor Capital Group, Inc.

•                  Old Second Bancorp, Inc.

MB Financial’s Peers

•                  Associated Banc-Corp

•                  TCF Financial Corporation

•                  Commerce Bancshares, Inc.

•                  Sky Financial Group, Inc.

•                  FirstMerit Corporation

•                  First Midwest Bancorp, Inc.

•                  Park National Corporation

•                  Old National Bancorp

•                  Wintrust Financial Corporation

•                  Citizens Banking Company

Although none of the selected companies is directly comparable to MB Financial or First Oak Brook, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of MB Financial and First Oak Brook.

Goldman Sachs calculated and compared various financial multiples and ratios based on publicly available financial data as of December 31, 2005, information it obtained from SEC filings, SNL Financial and Institutional Brokers Estimate System, or I/B/E/S, estimates. I/B/E/S is a database owned and operated by Thomson Financial that contains estimated and actual earnings, cash flows, dividends, sales, and pre-tax income data for companies in the United States, Europe, Asia and emerging markets. SNL Financial is a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and merger and acquisition data for companies in the industries it covers. Goldman Sachs also reviewed certain income statement and balance sheet data for the selected companies. The multiples and ratios of MB Financial and First Oak Brook were calculated using the closing prices of MB Financial common stock and First Oak Brook common stock on April 28, 2006. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•                  the multiple of price to 2006 and 2007 I/B/E/S median estimated earnings;

•                  2007 I/B/E/S estimated 5-year EPS growth;

•                  the ratio of price to 2006 I/B/E/S median estimated earnings, as a multiple of I/B/E/S median estimated 5-year EPS growth;

•                  the multiple of price to stated and tangible book value per share;

•                  the ratio of intangible assets to total assets; and

•                  dividend yield.

The following table presents the results of this analysis:

					I/B/E/S
					5-yr	2007E
	P/E				EPS	P/E to		Price/Book				Intangibles/	Dividend
Company	2006E		2007E		Growth	Growth		Stated		Tangible		Assets	Yield

MB Financial (April 28, 2006)	14.4	x	13.3	x	14.5%	0.9	x	2.0	x	2.8	x	2.33%	1.7%

First Oak Brook (April 28, 2006)	22.2	x	19.0	x	9.0%	2.1	x	2.0	x	2.0	x	0.00%	2.7%

Chicago-Area Bank & Thrifts
Low	12.6	x	11.5	x	7.0%	0.8	x	1.5	x	1.9	x	0.10%	0.5%
High	18.9	x	15.3	x	18.0%	2.0	x	3.0	x	3.7	x	3.00%	3.1%
Median	14.7	x	13.3	x	9.0%	1.3	x	2.1	x	2.4	x	0.71%	2.0%

MB Financial Peers
Low	13.2	x	12.3	x	6.0%	0.8	x	1.7	x	1.9	x	0.35%	0.5%
High	16.6	x	15.1	x	18.0%	2.3	x	3.6	x	4.3	x	4.20%	4.6%
Median	14.7	x	13.5	x	8.8%	1.5	x	2.2	x	2.9	x	1.37%	3.5%

Historical Exchange Ratio Analysis. Goldman Sachs determined the average implied historical exchange ratios over the three-month, six-month, one-year, three-year and five-year periods ended April 2006 (calculated by dividing the closing price per share of First Oak Brook common stock by the closing price per share of MB Financial common stock for each day during the applicable period and then averaging the exchange ratios determined for each day during such period). The following table presents the results of these calculations.

Period Average	Exchange Ratio

Three-Month Average	0.75	x
Six-Month Average	0.75	x
One-Year Average	0.75	x
Three-Year Average	0.80	x
Five-Year Average	0.84	x

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions in the banking and thrift industries located in the midwest since January 1, 2002 with values between $250 million and $750 million:

•                  First Midwest Bancorp, Inc./Bank Calumet Inc.

•                  Marshall & Ilsley Corporation/Gold Banc Corporation, Inc.

•                  Associated Banc-Corp/State Financial Services Corporation

•                  Huntington Bancshares Incorporated/Unizan Financial Corp.

•                  Sky Financial Group, Inc./Second Bancorp Incorporated

•                  National City Corporation/Allegiant Bancorp Inc.

•                  Marshall & Ilsley Corporation/Mississippi Valley Bancshares, Inc.

The following table compares information derived by Goldman Sachs with respect to the ranges, averages and medians relating to the implied value received by stockholders in the second-named merger partner (target) for those transactions.

	Selected Transactions					MB Financial/
Selected Bank Acquisitions – $250 million – $750 million Since 2002	Low-High	Average		Median		First Oak Brook

Multiple of implied value of equity consideration received by target stockholders to stated book value	1.9x-2.9x	2.4	x	2.3	x	2.8	x

Multiple of implied value of equity consideration received by target stockholders to tangible book value	2.4x-3.5x	3.0	x	3.0	x	2.8	x

Multiple of implied value of equity consideration per share received by target stockholders to latest twelve months earnings per share	17.9x-26.8x	22.5	x	24.0	x	22.0	x

Multiple of implied value of equity consideration per share received by target stockholders to current-year estimated earnings per share based on I/B/E/S median estimates	15.4x-23.0x	18.4	x	17.3	x	30.4	x

Premium of implied value of equity consideration per share received by target stockholders to core deposits	18.8%-23.8%	21.2%		21.1%		17.6%

Premium of implied value of equity consideration per share to target stockholders to target stock price six days prior to announcement	19.1%-25.7%	22.7%		22.7%		35.8%

Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis with respect to First Oak Brook of the after-tax cash flow projected to be available for use at the discretion of First Oak Brook’s management, or free cash flow. The analysis is designed to represent the present value of a company based on its projected future cash flows. The discounted cash flow analysis gives effect to the synergies projected to result from the merger and related merger costs. Goldman Sachs performed this analysis based on projections for First Oak Brook as prepared by MB Financial management and publicly available information.

In performing this discounted cash flow analysis, Goldman Sachs used estimates of First Oak Brook’s free cash flows for the period from 2006 through 2011 and applied discount rates ranging from 8.0% to 12.0% and terminal multiples ranging from 12.0x to 16.0x. This analysis indicated a range of implied equity values per share of First Oak Brook common stock of between $34.79 and $51.62.

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger using 2007 and 2008 First Call consensus earnings estimates for MB Financial, 2007 and 2008 earnings projections for First Oak Brook as prepared by MB Financial management, and based on the following assumptions provided by MB Financial management:

•                  pre-tax synergies of $10.1 million (75% phased in for 2007 and 100% phased in for 2008);

•                  an after-tax restructuring charge of $10.8 million;

•                  core deposit intangibles equal to 3.00% of First Oak Brook’s transaction account deposits (equal to total deposits less total time deposits), amortized using a 150% declining method over a 10 year period; and

•                  $50 million of the cash portion of the merger consideration would be financed through the capital markets at a pre-tax cost of 7.0%.

For each of the years 2007 and 2008, Goldman Sachs compared the projected GAAP and cash earnings per share of MB Financial common stock, on a standalone basis, to the projected pro forma GAAP and cash earnings per share of MB Financial common stock after the merger. Based on these analyses, the proposed transaction would be accretive to GAAP earnings per share and cash earnings per share in 2007 and 2008.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ analyses and opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MB Financial, First Oak Brook or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing an opinion to the MB Financial board of directors as to the fairness, from a financial point of view, to MB Financial of the aggregate merger consideration to be paid by MB Financial pursuant to the merger agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of MB Financial, First Oak Brook or Goldman Sachs assumes responsibility if future results are materially different from those forecast.

As described above, the opinion of Goldman Sachs to the MB Financial board of directors was one of many factors taken into consideration by the MB Financial board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to MB Financial in connection with, and have participated in some of the negotiations leading to, the merger.

Goldman Sachs is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, and financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide these services to MB Financial, First Oak Brook and their affiliates, may actively trade the debt and equity securities (or related derivative securities) of MB Financial and First Oak Brook for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

MB Financial selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated January 26, 2006, MB Financial engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction with First Oak Brook. Pursuant to this letter agreement, MB Financial agreed to pay Goldman Sachs a transaction fee of $2.0 million, payable upon completion of the merger. MB Financial has also agreed to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

Opinion of Keefe, Bruyette & Woods, Inc. – Financial Advisor to First Oak Brook

In April 2006, the First Oak Brook board of directors retained Keefe Bruyette as its financial advisor in connection with First Oak Brook’s consideration of a possible merger transaction with a third party and, if requested, to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by First Oak Brook’s stockholders. As First Oak Brook’s financial advisor, Keefe Bruyette assisted First Oak Brook in evaluating potential acquirors, in analyzing MB Financial’s proposal and negotiating certain terms of the merger included in the merger agreement. In connection with Keefe Bruyette’s engagement, First Oak Brook asked Keefe Bruyette to evaluate the fairness of the merger consideration to First Oak Brook’s stockholders from a financial point of view. On May 1, 2006, Keefe Bruyette delivered its oral opinion to First Oak Brook’s board of directors, subsequently confirmed in writing, that, as of May 1, 2006, and based upon and subject to various matters set forth in that opinion, the merger consideration was fair to First Oak Brook’s stockholders from a financial point of view.

With Keefe Bruyette’s consent, the full text of Keefe Bruyette’s opinion, dated May 1, 2006, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with such opinion, is attached to this document as Appendix C and is incorporated herein by reference. First Oak Brook stockholders are urged to read the opinion in its entirety. Keefe Bruyette’s opinion is directed to First Oak Brook’s board of directors and relates only to the fairness of the consideration provided in the merger agreement from a financial point of view and does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to any stockholder as to how such a stockholder should vote with respect to the merger or any other matter. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion. This summary does not purport to be a complete description of the analysis performed by Keefe Bruyette and should not be construed independent of the other information considered by Keefe Bruyette in rendering its opinion. Selecting portions of Keefe Bruyette’s analysis or isolating certain aspects of the comparable transactions without considering all analyses and factors, could create an incomplete or potentially misleading view of the evaluation process.

In rendering its opinion, Keefe Bruyette reviewed, analyzed and relied upon the following material relating to the financial and operating condition of First Oak Brook and MB Financial:

•                  a draft of the merger agreement;

•                  historical financial and other information concerning MB Financial, including MB Financial’s annual reports to stockholders and annual reports on Form 10-K for the two fiscal years ended December 31, 2005, and certain quarterly reports on Form 10-Q;

•                  historical financial and other information concerning First Oak Brook, including annual reports to stockholders and annual reports on Form 10-K for the two fiscal years ended December 31, 2005, and certain quarterly reports on Form 10-Q;

•                  discussions with senior management of First Oak Brook and MB Financial with respect to their past and current business operations, regulatory matters, financial condition and future prospects;

•                  consensus earnings per share estimates for First Oak Brook for the years ending December 31, 2006 and 2007, as prepared by management and published by I/B/E/S;

•                  consensus earnings per share estimates for MB Financial for the years ending December 31, 2006 and 2007 published by I/B/E/S and discussed with MB Financial management;

•                  historical stock prices and trading volumes of the common stock of First Oak Brook and MB Financial;

•                  the pro forma financial impact of the merger on MB Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the senior management of MB Financial and First Oak Brook;

•                  certain publicly available information of other financial institutions that Keefe Bruyette deemed comparable or otherwise relevant to its inquiry, and compared First Oak Brook and MB Financial from a financial point of view with certain of those institutions;

•                  financial terms of certain recent business combinations in the banking industry that Keefe Bruyette deemed comparable or otherwise relevant to its inquiry; and

•                  other financial studies, analyses and investigations and such other information as Keefe Bruyette deemed appropriate to enable it to render its opinion.

Keefe Bruyette also held discussions with the respective senior management of and advisors to First Oak Brook and MB Financial concerning each company’s past and current operations, financial condition, prospects and regulatory relationships. Keefe Bruyette also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and other financial services companies generally. Keefe Bruyette’s opinion was based upon conditions as they existed on the date of the opinion and could only be evaluated as of such date thereof. In addition, the opinion was based upon information made available to Keefe Bruyette through the date of its opinion. The analyses performed by Keefe Bruyette are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe Bruyette did not attempt to verify such information independently. Keefe Bruyette relied upon the management of First Oak Brook as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to Keefe Bruyette, and assumed that such forecasts reflected the best available estimates and judgments of First Oak Brook’s management and that such forecasts would be realized in the amounts and in the time periods estimated by management. Keefe Bruyette also assumed, without independent verification, that First Oak Brook’s aggregate allowance for loan losses is adequate to cover such losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of the property of First Oak Brook or MB Financial, nor did Keefe Bruyette examine any individual loan credit files.

For purposes of rendering its opinion, Keefe Bruyette assumed that, in all respects material to its analyses:

•                  the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•                  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•                  each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•                  all conditions to the completion of the merger will be satisfied without any waivers; and

•                  in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements or amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of First Oak Brook, MB Financial or the combined entity, as the case may be, or the contemplated benefits of the merger.

The following summary contains the material financial analyses employed by Keefe Bruyette in connection with providing its opinion, including summaries relating to the consideration structure and transaction overview, selected comparable public company analysis for First Oak Brook, a pro forma merger analysis, selected merger transactions comparison and discounted cash flow analysis. For purposes of such analyses, the financial information used by Keefe Bruyette for First Oak Brook and the comparable companies was as of, and for the quarter and twelve months, ended March 31, 2006, and market price information was as of April 28, 2006, unless otherwise noted. This summary does not purport to be a complete description of all analyses employed by Keefe Bruyette.

Transaction Overview. In providing an overview of the merger, Keefe Bruyette noted that each First Oak Brook stockholder would be receiving $36.80 per share (based on the average closing price of MB Financial common stock for the five-trading day period ended April 28, 2006) or an implied total consideration of $376.9 million (based on the number of First Oak Brook common shares outstanding on April 28, 2006 of 10,002,372, and an additional 168,339 shares representing 367,212 options based on the treasury method).

Keefe Bruyette calculated the following multiples:

Transaction Multiples First Oak Brook (data as of 3/31/2006)

Premium/Market price	35.8	%(1)
Price/Last 12 months earnings per share ($1.58)	23.3	x
Price/2006 estimated earnings per share ($1.22)	30.2	x
Price/Book value per share ($13.43)	274%
Price/Tangible book value per share ($13.43)	274%
Tangible premium/Core deposits	18.4%

(1)  Based on First Oak Brook’s stock price as of April 28, 2006.

Comparable Public Company Analysis. Keefe Bruyette compared the financial and market performances of First Oak Brook and MB Financial to a peer group. Keefe Bruyette reviewed various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality, and various measures of market performance, including: price to last twelve months operating earnings, price to book values, price to tangible book values and dividend yield. Keefe Bruyette uses these measurements to determine relative value of the respective companies within the financial services industry.

The set of comparable companies selected as First Oak Brook’s peers was comprised of seven select Chicagoland banks with total assets between $2 billion and $10 billion. These companies are listed as follows, along with the state in which each is headquartered:

Corus Bankshares, Inc. (IL)
First Midwest Bancorp, Inc. (IL)
Taylor Capital Group, Inc. (IL)
Midwest Banc Holdings, Inc. (IL)
Wintrust Financial Corporation (IL)
PrivateBancorp, Inc. (IL)
Old Second Bancorp, Inc. (IL)

The following table compares various financial condition measures of First Oak Brook and MB Financial to First Oak Brook’s peer group:

Financial Condition Measures	First Oak Brook	MB Financial	Peer Group Median

Operating return on average assets(1)	0.49%	1.21%	1.10%
Operating return on average equity(1)	8.30	13.61	15.68
Net interest margin	2.17	3.65	3.57
Efficiency ratio	70.91	56.68	50.95
Tangible equity/Tangible asset	5.70	6.45	6.25
Equity/Assets	5.70	8.57	7.79
Leverage ratio	7.23	8.92	8.34
Tier 1 ratio	10.01	11.20	10.35
Total capital ratio	10.54	12.35	11.94
NPAs/Assets	0.02	0.35	0.23
Loan loss reserves/Total loans	0.64	1.16	1.13
Net charge-offs/Average loans	0.04	0.10	0.11

Note:  Data as of the three months ended March 31, 2006. Midwest Banc Holdings, Inc. data as of December 31, 2005.

(1)          Net income before extraordinary items less the after-tax portion of gain on sale of investment securities and non-recurring items. Assumes a 35% tax rate. Quarterly net income annualized.

Keefe Bruyette also compared the market performance ratios of First Oak Brook’s peer group on April 28, 2006 to First Oak Brook’s and MB Financial’s market ratios (prior to the public announcement of the merger).

Market Performance Ratio	First Oak Brook		MB Financial		Peer Group Median

Price to:
Last 12 months operating earnings per share	17.8	x	15.1	x	15.6	x
2006 earnings per share	22.2	x	14.4	x	14.8	x
Book value per share	202%		198%		257%
Tangible book value per share	202%		269%		271%
Core deposit premium	10.2%		20.0%		21.1%
Dividend payout ratio	51.9%		25.0%		26.7%
Dividend yield	2.7%		1.7%		1.7%

Keefe Bruyette further analyzed (as set forth in the following table) the daily Price / Last 12 months earnings per share ratio since April 23, 2001 and calculated the average for First Oak Brook, MB Financial and First Oak Brook’s peer group.

Average Daily Price / Last 12 Months EPS

First Oak Brook	15.9	x
MB Financial	16.3	x
Peer group average	15.8	x

Implied exchange ratio analysis. Keefe Bruyette performed an implied exchange ratio analysis by comparing the historical relationship between the market prices of First Oak Brook and MB Financial. Since the beginning of 2000, the ratio of First Oak Brook’s market price per share to MB Financial’s market price per share has ranged from 1.89 to 0.69. The following table lists the average of this ratio over various periods since 2000 and compares the percentage premium that an exchange ratio of 1.038 (assuming a five-day average MB Financial closing price of $35.45) represents over these averages.

	Implied Exchange Ratio	Premium at 1.038

3-Year average	0.7956	30.5%
Last 12 months’ average	0.7456	39.2%
Last 6 months’ average	0.7498	38.4%
Last 90 days’ average	0.7523	38.0%
Last 30 days’ average	0.7627	36.1%

Contribution analysis. Keefe Bruyette analyzed the relative contribution of each of First Oak Brook and MB Financial to certain pro forma balance sheet and income statement items of the combined entity. Keefe Bruyette compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership percentage First Oak Brook stockholders would represent in MB Financial pro forma. The results of Keefe Bruyette’s analysis are set forth in the following table:

Category	MB Financial	First Oak Brook

Assets	71.5	28.5
Loans	73.8	26.2
Deposits	69.8	30.2
Equity	77.9	22.1
Tangible equity	71.9	28.1
2005 GAAP earnings	80.0	20.0
2005 Cash earnings	79.9	20.1
2006 GAAP earnings	85.4	14.6
2006 Cash earnings	85.2	14.8
Market capitalization	79.0	21.0
Ownership*	73.0	27.0
Ownership at transaction consideration mix	77.1	22.9

* As if 100% stock transaction.

Pro forma merger analysis. Keefe Bruyette performed a pro forma financial analysis for the merger. Assumptions regarding the core deposit intangible amortization, fair market value amortization and cost savings were used to calculate the projected financial impact that the merger would have on certain pro forma financial results of First Oak Brook and MB Financial stockholders. The following assumptions were made:

•                  $74.6 million in cash consideration, 8.4 million shares of MB Financial common stock issued as stock consideration, based on the number of shares of First Oak Brook common stock outstanding as of April 28, 2006, including shares underlying director stock units and restricted stock units but excluding shares underlying stock options;

•                  Cost savings of 28% of First Oak Brook’s projected non-interest expense; 100% of cost savings achieved in 2007; and

•                  Core deposit intangibles equal to 3.25% of First Oak Brook’s core deposits totaling $27.1 million of intangibles, taxed at 35%, amortized using sum-of-years digits over 10 years.

	First Oak Brook Accretion	MB Financial Accretion

2007 GAAP EPS accretion	81.94%	3.38%
2007 Cash EPS accretion	73.83	(1.85)
2008 GAAP EPS accretion	66.16	2.35
2008 Cash EPS accretion	62.00	(0.91)

Keefe Bruyette analyzed the pro forma capital impact to MB Financial arising from the First Oak Brook merger, while including purchase accounting fair market value adjustments estimated by First Oak Brook management.

Year Ended December 31,	2007	2008

Leverage ratio	8.61%	8.62%
Tier 1 capital ratio	11.10	11.10
Total capital ratio	12.00	12.01
Tangible equity / Tangible assets	5.72	5.98

Keefe Bruyette also calculated the year end 2007 and 2008 projected pro forma book and tangible book value accretion/(dilution) to MB Financial and First Oak Brook, while including the purchase accounting fair market value adjustments estimated by First Oak Brook management.

MB Financial Pro Forma Impact for the Year Ended December 31,	2007	2008

Book value	18.12%	16.90%
Tangible book value	(10.77)	(8.37)

First Oak Brook Pro Forma Impact for the Year Ended December 31,	2007	2008

Book value	53.38%	60.14%
Tangible book value	(9.90)	0.40

Comparable acquisitions analysis. Keefe Bruyette analyzed two groups of select bank merger transactions—a Midwest bank transaction group and a Chicagoland bank transaction group. The analysis compared the announced acquisition price of these transactions relative to the last twelve months earnings, estimated earnings, stated book value, stated tangible book value, core deposit premium, and one month market premium. The information analyzed was compiled by Keefe Bruyette from internal sources as well as from a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry.

The Midwest bank transaction group included 18 bank acquisitions in which the bank acquiree was located in the Midwest and with transaction values ranging from approximately $75 million to $750 million announced between January 1, 2004 and April 28, 2006.

Midwest Bank Transactions

Acquiror	Bank Acquiree

Commerce Bancshares, Inc.	West Pointe Bancorp, Incorporated (Belleville, IL)
National Bancshares, Inc.	Metrocorp, Inc. (East Moline, IL)
Midwest Banc Holdings, Inc.	Royal American Corporation (Inverness, IL)
Marshall & Ilsley Corporation	Trustcorp Financial Incorporated (Saint Louis, MO)
National City Corporation	Forbes First Financial Corporation (Saint Louis, MO)
First Midwest Bancorp, Inc.	Bank Calumet, Inc. (Hammond, IN)
Wintrust Financial Corporation	Hinsbrook Bancshares, Incorporated (Willowbrook, IL)
Marshall & Ilsley Corporation	Gold Banc Corporation, Inc. (Leawood, KS)
Associated Banc-Corp	State Financial Services Corporation (Milwaukee, WI)
City Holding Company	Classic Bancshares, Inc. (Ashland, KY)
Wintrust Financial Corporation	Antioch Holding Company (Antioch, IL)
BMO Financial Group	Mercantile Bancorp, Inc. (Hammond, IN)
Marshall Bancorp Inc.	BankFirst Corporation, Inc. (Sioux Falls, SD)
National City Corporation	Wayne Bancorp, Inc. (Wooster, OH)
TierOne Corporation	United Nebraska Financial (Grand Island, NE)
BMO Financial Group	New Lenox Holding Company (New Lenox, IL)
Huntington Bancshares Inc.	Unizan Financial Corporation (Canton, OH)
Sky Financial Group, Inc.	Second Bancorp Incorporated (Warren, OH)

The Chicagoland transaction group included 17 acquisitions in which the acquiree was located in the Chicagoland area and with assets ranging from approximately $250 million to $10 billion announced between January 1, 1998 and April 28, 2006.

Chicagoland Transactions

Acquiror	Bank Acquiree

Midwest Banc Holdings, Inc.	Royal American Corporation (Inverness)
First Midwest Bancorp, Inc.	Bank Calumet, Inc. (Hammond)
Wintrust Financial Corporation	Hinsbrook Bancshares, Incorporated (Willowbrook)
Investor Group	LDF Incorporated (Chicago)
BMO Financial Group	Edville Bankcorp, Incorporated (Villa Park)
Western Illinois Bancshares Inc.	Midwest Bank of Western Illinois (Monmouth)
Wintrust Financial Corporation	Antioch Holding Company (Antioch)
Wintrust Financial Corporation	Northview Financial Corporation (Northfield)
BMO Financial Group	New Lenox Holding Company (New Lenox)
First Midwest Bancorp, Inc.	CoVest Bancshares, Inc. (Des Plaines)
Bridgeview Bancorp, Inc.	Upbancorp, Inc. (Chicago)
Bank of Montreal	First National Bancorp, Inc. (Joliet)
Old Kent Financial Corporation	Merchants Bancorp, Inc. (Aurora)
Old Kent Financial Corporation	Pinnacle Banc Group, Inc. (Oak Brook)
Old Kent Financial Corporation	First Evergreen Corporation (Evergreen Park)
Mercantile Bancorporation, Inc.	Firstbank of Illinois Co. (Springfield)
First Midwest Bancorp, Inc.	Heritage Financial Services, Inc. (Tinley Park)

The following table compares information derived by Keefe Bruyette with respect to the selected transactions and transaction multiples as of their announcement dates. For purposes of this analysis, transaction multiples from the MB Financial/First Oak Brook merger were derived from the assumed $36.80 per First Oak Brook share transaction price for First Oak Brook and from other financial data primarily determined as of March 31, 2006.

	First Oak Brook / MB Financial		Midwest Bank Median		Chicagoland Median
Transaction Price to:
Last 12 months earnings per share	23.3	x	18.6	x	20.1	x
Estimated forward earnings per share	30.2	x	17.6	x	21.0	x
Book value per share	274%		229%		254%
Tangible book value per share	274%		278%		281%
Tangible Transaction Premium to:
Core deposits	18.4%		18.9%		18.5%
Stock price (30 days prior to announcement)	35.8%		23.8%		25.4%

Keefe Bruyette considered the information derived from these comparable groups to be statistically significant for the purposes of comparison, based on the above criteria producing 35 transactions with reported pricing metrics in the comparable groups. Keefe Bruyette viewed the six resulting metrics from the comparable transaction groups on a median basis, as the key metrics used to evaluate the fairness, from a financial point of view, of the transaction.

No company or transaction used as a comparison in the above analysis is identical to First Oak Brook or the merger. Accordingly, a review of these results is not solely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions examined.

Discounted Cash Flow and Terminal Value Analysis. Keefe Bruyette estimated the present value of First Oak Brook’s common stock based on continued independence and control sale scenarios by calculating the present value of First Oak Brook’s projected cash flows. Keefe Bruyette’s analysis assumes that excess capital above a 6.5% tangible equity/tangible assets ratio represents free cash flow available for dividends. For purposes of this analysis, Keefe Bruyette applied discount rates ranging from 11.5% to 15.5%. Keefe Bruyette relied on financial projections provided by First Oak Brook’s management and assumed terminal values of 13 to 20 times projected forward earnings representing a range from an independence scenario to a control sale scenario. The analysis resulted in values ranging from $20.23 to $36.35, representing a range of continued independence to control sale scenarios.

Keefe Bruyette stated that the discounted cash flow present value analysis is widely used valuation methodology, but noted that it relies on numerous assumptions including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of First Oak Brook common stock.

Keefe Bruyette was selected to act as First Oak Brook’s financial advisor based upon its qualifications, expertise and reputation. Keefe Bruyette specializes in rendering a range of investment banking services to financial services companies and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, First Oak Brook and MB Financial. As a market maker in securities, Keefe Bruyette may from time to time have a long or short position in, and buy or sell, equity securities of First Oak Brook and MB Financial for Keefe Bruyette’s own account and for the accounts of its customers.

In April 2006, First Oak Brook executed an engagement letter with Keefe Bruyette relating to the services to be provided by Keefe Bruyette in connection with the merger. Keefe Bruyette received a cash fee of $50,000 (the “Retainer Fee”) at the time the letter was executed. Under that engagement letter, Keefe Bruyette will receive a fee (the “Contingent Fee”) of approximately 0.50% of the aggregate consideration to be paid to First Oak Brook stockholders, or approximately $1,860,000, for services rendered to First Oak Brook in connection with the merger. In addition, First Oak Brook agreed to pay Keefe Bruyette a fee of $100,000 concurrently with the delivery of Keefe Bruyette’s opinion (the “Opinion Fee”). The Engagement Fee and the Opinion Fee paid prior to the Contingent Fee payment will be credited against the Contingent Fee. First Oak Brook also has agreed to reimburse Keefe Bruyette for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Keefe Bruyette and Keefe Bruyette’s affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liability under the federal securities laws.

Material U.S. Federal Income Tax Consequences of the Merger

The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of First Oak Brook common stock who exchange their shares of First Oak Brook common stock for shares of MB Financial common stock or cash in the merger. This discussion addresses only those holders who hold their First Oak Brook common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders who are subject to special rules, such as:

•                  financial institutions;

•                  insurance companies;

•                  mutual funds;

•                  tax-exempt organizations;

•                  dealers in securities or currencies;

•                  persons whose functional currency is not the U.S. dollar;

•                  traders in securities that elect to use a mark to market method of accounting;

•                  persons who are not citizens or residents of the United States;

•                  persons that hold First Oak Brook common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•                  U.S. holders who acquired their shares of First Oak Brook common stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Internal Revenue Code, its legislative history, Treasury regulations promulgated pursuant to the Internal Revenue Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this document.

Holders of First Oak Brook common stock should consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of First Oak Brook common stock that is:

•                  a U.S. citizen or resident, as determined for federal income tax purposes;

•                  a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States; or

•                  otherwise subject to U.S. federal income tax on a net income basis.

Tax Consequences of the Merger Generally. MB Financial and First Oak Brook have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Silver, Freedman & Taff, L.L.P., counsel to MB Financial, and Vedder, Price, Kaufman & Kammholz, P.C., counsel to First Oak Brook, have each rendered opinions, attached as Exhibits 8.1 and 8.2, respectively, to the Registration Statement on Form S-4 filed with the SEC of which this document is a part, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that each of First Oak Brook and MB Financial will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to MB Financial’s obligation to complete the merger that MB Financial receive an opinion of Vedder, Price, Kaufman & Kammholz, P.C., and it is a condition to First Oak Brook’s obligation to complete the merger that First Oak Brook receive an opinion of Silver, Freedman & Taff, L.L.P., to the foregoing effect, each dated the date of completion of the merger. In rendering their opinions filed as exhibits to the Registration Statement counsel relied upon, and in rendering their opinions to be delivered at the time of the completion of the merger, counsel will rely upon, certain assumptions and representations contained in letters and certificates from MB Financial and First Oak Brook.

None of the tax opinions given in connection with the merger or described herein will be binding on the Internal Revenue Service. Neither MB Financial nor First Oak Brook intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Based on the opinions of Silver, Freedman & Taff, L.L.P. and Vedder, Price, Kaufman & Kammholz, P.C., it is expected that the following material U.S. federal tax consequences will result from the merger:

•                  for a U.S. holder who exchanges all of the holder’s shares of First Oak Brook common stock solely for shares of MB Financial common stock in the merger, no gain or loss will be recognized, except with respect to cash received in lieu of a fractional share of MB Financial common stock (see discussion below under “—Cash Received in Lieu of a Fractional Share of MB Financial Common Stock”);

•                  for a U.S. holder who exchanges all of the holder’s shares of First Oak Brook common stock solely for cash in the merger or receives cash as a dissenting stockholder, capital gain or loss equal to the difference between the amount of cash received (other than, in the case of a dissenting stockholder, amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and the holder’s tax basis in the First Oak Brook common stock generally will be recognized. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of First Oak Brook common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. A dissenting stockholder will recognize any gain or loss for U.S. federal income tax purposes upon receipt of cash for the stockholder’s shares. In some cases, such as if the U.S. holder actually or constructively owns MB Financial common stock immediately before the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Internal Revenue Code, in which case such cash received would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult their own tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder;

•                  for a U.S. holder who exchanges the holder’s shares of First Oak Brook common stock for a combination of MB Financial common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of:

•                  the amount of cash received; or

•                  the excess, if any, of:

•                  the sum of the cash and the fair market value of the MB Financial common stock the U.S. holder received in the merger, over

•                  the tax basis in the shares of First Oak Brook common stock surrendered by the U.S. holder in the merger.

•                  for a U.S. holder who acquired different blocks of First Oak Brook common stock at different times and at different prices, realized gain or loss for purposes of determining the recognized gain, if any, generally must be calculated separately for each identifiable block of shares exchanged in the merger;

•                  if a U.S. holder has differing bases or holding periods in respect of shares of First Oak Brook common stock, the U.S. holder should consult his, her or its tax advisor prior to the exchange with regard to making the election to receive the merger consideration in cash, shares of MB Financial common stock or a combination of both, designating identifiable blocks of First Oak Brook common stock to be exchanged in the merger on the election form (see “The Merger Agreement—Election Procedures; Surrender of Stock Certificates”) and identifying the bases or holding periods of the particular shares of MB Financial common stock received in the merger;

•                  any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of First Oak Brook common stock for more than one year at the time the merger is completed. Long- term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns MB Financial common stock immediately before the merger, such gain could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder who may be subject to those rules should consult their advisor as to the application of these rules to the particular facts relevant to such U.S. holder; and

•                  no gain or loss will be recognized by MB Financial or First Oak Brook in the merger.

Tax Basis and Holding Period. A U.S. holder’s aggregate tax basis in the MB Financial common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal his, her or its aggregate tax basis in the First Oak Brook common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest), and decreased by the amount of cash, if any, received in the merger (excluding any cash received in lieu of a fractional share interest). The holding period for the shares of MB Financial common stock received in the merger generally will include the holding period for the shares of First Oak Brook common stock exchanged therefor.

Cash Received in Lieu of a Fractional Share of MB Financial Common Stock. A U.S. holder who receives cash in lieu of a fractional share of MB Financial common stock will be treated as having received the fractional share of MB Financial common stock pursuant to the merger and then as having exchanged the fractional share of MB Financial common stock for cash in a redemption by MB Financial. As a result, assuming that the redemption of a fractional share of MB Financial common stock is treated as a sale or exchange and not as a dividend, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in the holder’s fractional share of MB Financial common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements. A U.S. holder who receives MB Financial common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting with MB Financial treated as the acquiror. Under this method of accounting, First Oak Brook’s assets and liabilities will be recorded by MB Financial at their respective fair values as of the date of completion of the merger. Financial statements of MB Financial issued after the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of First Oak Brook.

Regulatory Approvals

Under federal law, the merger must be approved by the Board of Governors of the Federal Reserve System and the bank merger must be approved by the Office of the Comptroller of the Currency. Under Illinois law, the change in control of Oak Brook Bank must be approved by, and notice of the bank merger must be filed with, the Illinois Department of Financial and Professional Regulation. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition. In addition, the ownership change of First Oak Brook’s registered broker-dealer subsidiary is subject to review by various regulatory and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Once the Federal Reserve Board approves the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Federal Reserve Board to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board. Similarly, after we receive approval of the bank merger from the Office of the Comptroller of the Currency, we must wait for up to 30 days before we can complete the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Office of the Comptroller of the Currency to do so, the bank merger may be completed on or after the 15th day after approval from the Office of the Comptroller of the Currency.

As of the date of this document, all of the required applications have been filed. There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See “The Merger Agreement—Conditions to Completion of the Merger.”

Appraisal Rights

Delaware law entitles the holders of shares of First Oak Brook common stock, who follow the procedures specified in Section 262 of the Delaware General Corporation Law, to have their shares appraised by the Delaware Court of Chancery and to receive the “fair value” of their shares as of completion of the merger in place of the merger consideration, as determined by the court. In order to exercise these rights, a holder must demand and perfect the rights in accordance with Section 262.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed in order for a First Oak Brook stockholder to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix D to this document.

Section 262 requires that First Oak Brook stockholders be notified that appraisal rights will be available not less than 20 days before the meeting of First Oak Brook stockholders to vote on the adoption of the merger agreement. A copy of Section 262 must be included with the notice. This document constitutes notice to the holders of shares of First Oak Brook common stock of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you are a First Oak Brook stockholder and wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Appendix D to this document since failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

If you are a First Oak Brook stockholder and wish to exercise your right to demand appraisal under Section 262, you must satisfy the following three conditions:

•                  deliver to First Oak Brook a written demand for appraisal of your shares of First Oak Brook common stock before the vote with respect to the adoption of the merger agreement is taken at the First Oak Brook special meeting;

•                  not vote in favor of adoption of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement. Therefore, a First Oak Brook stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against adoption of the merger agreement or abstain from voting on the merger agreement. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person; and

•                  continuously hold your shares of First Oak Brook common stock through the completion of the merger.

If you fail to comply with these three conditions and the merger is completed, you will be entitled to receive the merger consideration for your shares of First Oak Brook common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of First Oak Brook common stock.

All demands for appraisal should be addressed to the Secretary of First Oak Brook at 1400 Sixteenth Street, Oak Brook, Illinois 60523 before the vote on the merger agreement is taken at the First Oak Brook special meeting, and should be executed by, or on behalf of, the record holder of the shares for which appraisal rights are being exercised. The demand must reasonably inform First Oak Brook of the identity of the holder and the intention of the holder to demand appraisal of his or her shares of First Oak Brook common stock. If your shares of First Oak Brook common stock are held through a broker, bank or other nominee and you wish to demand appraisal rights, you must act promptly to instruct the applicable broker, bank or other nominee to follow the steps summarized in this section.

Within 10 days after the effective date of the merger, MB Financial must give written notice of the date that the merger became effective to each First Oak Brook stockholder who has properly filed a written demand for appraisal. At any time within 60 days after the effective date of the merger, any First Oak Brook stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for his or her shares of First Oak Brook common stock. Within 120 days after the effective date of the merger, either MB Financial or any First Oak Brook stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders entitled to appraisal. MB Financial has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a First Oak Brook stockholder to file such a petition within the period specified could nullify the First Oak Brook stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a holder and a copy of the petition is delivered to MB Financial, MB Financial will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all First Oak Brook stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by MB Financial. After notice to dissenting First Oak Brook stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, and to determine those First Oak Brook stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the First Oak Brook stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings; and if any First Oak Brook stockholder fails to comply with that direction, the Chancery Court may dismiss the proceedings as to that First Oak Brook stockholder.

After determination of the First Oak Brook stockholders entitled to appraisal of their shares, the Chancery Court will appraise the shares of First Oak Brook common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the holders entitled to receive the amount, upon surrender by such holders of the certificates representing those shares of First Oak Brook common stock.

In determining fair value, the Chancery Court is required to take into account all relevant factors. If you are a First Oak Brook stockholder, you should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the parties participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a First Oak Brook stockholder, the Chancery Court may order all or a portion of the expenses incurred by any First Oak Brook stockholder in connection with the appraisal proceeding, including, but not limited to, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any First Oak Brook stockholder who had demanded appraisal rights will not, after the effective date of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date; however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the First Oak Brook stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger either within 60 days after the effective date of the merger or thereafter with the written approval of MB Financial, then the right of that First Oak Brook stockholder to appraisal will cease and that holder will be entitled to receive the merger consideration for his or her shares of First Oak Brook common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of MB Financial and must, to be effective, be made within 120 days after the effective date.

Under the merger agreement, if any dissenting First Oak Brook stockholder fails to perfect or has effectively withdrawn or lost his or her appraisal rights before the election deadline, each of that stockholder’s shares of First Oak Brook common stock will be deemed to be non-election shares unless the stockholder makes a valid election before the election deadline. If any dissenting First Oak Brook stockholder fails to perfect or has effectively withdrawn or lost his or her appraisal rights after the election deadline, each of that stockholder’s shares of First Oak Brook common stock will be deemed to be non-election shares. For further details on the “election deadline,” “non-election shares,” the “effective time,” “stock consideration” and “cash consideration,” see “The Merger Agreement—Merger Consideration” and  “—Election Procedures; Exchange of Stock Certificates.”

Any dissenting First Oak Brook stockholder who perfects his or her appraisal rights to be paid the fair value of his or her shares will recognize taxable gain or loss for federal income tax purposes upon receipt of cash for the shares. See “Material U.S. Federal Income Tax Consequences of the Merger.” Any cash ultimately paid to a dissenting First Oak Brook stockholder who perfects his or her appraisal rights to be paid the fair value of his or her shares will be considered cash consideration paid for purposes of the limit on cash to be paid to First Oak Brook stockholders in the merger described under “The Merger Agreement—Merger Consideration.”

In view of the complexity of Section 262, holders of shares of First Oak Brook common stock who may wish to dissent from the merger and pursue appraisal rights should promptly consult their personal legal advisors.

Board of Directors of MB Financial After the Merger

MB Financial will take the actions necessary to appoint Richard M. Rieser, Jr., the current President and Chief Executive Officer and a director of First Oak Brook, and Charles Gries, a director of First Oak Brook, to the MB Financial board of directors, effective upon completion of the merger. MB Financial also will take the necessary actions to cause the appointment of Mr. Rieser and another current director of First Oak Brook or Oak Brook Bank, to be determined prior to the bank merger, to the board of directors of MB Financial Bank, effective upon completion of the bank merger.

Interests of First Oak Brook Executive Officers and Directors in the Merger

Some of the directors and executive officers of First Oak Brook have interests in the merger that are in addition to, or different from, the interests of First Oak Brook stockholders generally, which are described below. The First Oak Brook and MB Financial boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Employment Agreement of Richard M. Rieser, Jr. On May 1, 2006, MB Financial and Richard M. Rieser Jr., President and Chief Executive of First Oak Brook, entered into a letter of understanding whereby they agreed that they would enter into a five-year employment agreement immediately after completion of the merger providing for Mr. Rieser’s service as Vice Chairman, Executive Vice President and Chief Marketing and Legal Strategist of MB Financial. The employment agreement with MB Financial will replace Mr. Rieser’s existing transitional employment agreement with First Oak Brook. In consideration of the cancellation of his existing transitional employment agreement, Mr. Rieser will be paid $3.0 million, either by First Oak Brook immediately before the merger or by MB Financial after the merger, subject to reduction to the extent necessary to avoid such payment being considered an “excess parachute payment” under Section 280G of the Internal Revenue Code and being subject to an excise tax under Section 4999 of the Internal Revenue Code.

Under the employment agreement with MB Financial, Mr. Rieser will receive an initial annual base salary of $650,000, which will increase by $50,000 on each of the first four anniversaries of the merger completion date. On the merger completion date and on each of first four anniversaries of that date, Mr. Rieser will receive a restricted stock grant under MB Financial’s 1997 Omnibus Incentive Plan for a number of shares having a market value on the grant date of $200,000. Each restricted stock grant will vest as of the later of the fifth anniversary of the merger completion date and the third anniversary of the grant date (or such shorter period as may be permitted under the Omnibus Incentive Plan at the time of grant), subject to full vesting in the event of Mr. Rieser’s death, disability or retirement. If the Omnibus Plan is amended to permit the granting of restricted stock units, then Mr. Rieser will receive grants of restricted stock units instead of restricted stock, payable following termination of Mr. Rieser’s employment in compliance with Section 409A of the Internal Revenue Code.

Under the employment agreement with MB Financial, Mr. Rieser will be eligible to earn an annual cash incentive bonus of $300,000 for each of 2007 and 2008 if specified performance targets relating to post-merger transition and integration matters are met. Mr. Rieser may be considered for performance-based bonus programs in subsequent years. The employment agreement provides for mandatory deferral of all or a portion of any annual cash incentive bonus payable to Mr. Rieser if necessary to ensure the tax deductibility of the bonus by MB Financial. Interest will be paid on any deferred amounts at the average interest-bearing cost of funds of the Bank.

The employment agreement with MB Financial will provide that beginning in 2007, Mr. Rieser will be eligible to be considered for an award of stock options or other equity-based compensation under the MB Financial Omnibus Incentive Plan at such times as awards are granted to other senior executives of MB Financial. The vesting of the any options granted to Mr. Rieser will accelerate in the event of his death or disability or in the event of a change in control of MB Financial if the unvested portion of the option would otherwise terminate or cease to be enforceable, in whole or in part, by reason of the change in control. An option that vests as a result of a change in control of MB Financial under the circumstances described in the immediately preceding sentence will remain exercisable for at least one year after the change in control but not beyond the expiration date of the option; however, that any outstanding option awarded to Mr. Rieser (vested or unvested) will be forfeited in the event his employment is terminated for cause or due to specified misconduct on his part under the federal banking laws.

The employment agreement with MB Financial will entitle Mr. Rieser, while he is employed by MB Financial, to participate in other benefit plans and receive fringe benefits to the same extent as the other executive officers of MB Financial and MB Financial Bank, and will provide for the payment by MB Financial of certain club dues, the use of a company car and specified other fringe benefits consistent with what Mr. Rieser has been receiving from First Oak Brook. Mr. Rieser will be entitled to annual vacation of six weeks at full pay and, beginning after the second anniversary of the merger completion date, an additional ten weeks of vacation at half-pay. Mr. Rieser also will be entitled to take during 2008, four weeks of sabbatical leave at full pay accrued while employed by First Oak Brook prior to the merger.

Consistent with what he is entitled to under his existing transitional employment agreement with First Oak Brook, Mr. Rieser will be entitled to post-employment continuing health benefit coverage (referred to as the “post-employment health benefit”) consisting of (1) executive medical coverage for life for himself and his spouse at the sole cost of MB Financial and (2) at his election, or at his spouse’s election if he predeceases her, group medical and dental continuation coverage under COBRA for life at the sole cost of Mr. Rieser and his spouse. MB Financial’s obligation to provide the executive medical coverage benefit will end after the aggregate amount expended by MB Financial exceeds the specified coverage limit. The coverage limit will be $300,000 upon termination of Mr. Rieser’s employment, with the unused balance of that amount as of each calendar year end increased by 5% for the subsequent calendar year. Mr. Rieser will not be entitled to the post-termination health benefit if his employment is terminated for cause or due to specified misconduct on his part under the federal banking laws.

The employment agreement with MB Financial will provide that if Mr. Rieser is involuntarily terminated before the end of the agreement term, he will receive, as agreed-upon liquidated damages, the continuation of his salary, annual incentive bonus and specified fringe benefits for the remainder of the agreement term, provided that his annual bonuses for 2007 and 2008 will be $300,000 for each such year regardless of the extent to which performance targets are met, the vesting of previously awarded restricted stock and a cash payment of $200,000 on each anniversary of the merger completion date remaining in the employment agreement term in lieu of the restricted stock grants having that market value that would otherwise have been made to him on those dates. Mr. Rieser also will be entitled to receive all accrued and unpaid salary, any annual cash bonus earned and unpaid, any unpaid expense reimbursements, any unpaid deferred bonus amounts and restricted stock units and all vested benefits and amounts under any benefit plan, program or arrangement (together referred to as the “accrued compensation”). In addition, Mr. Rieser will be entitled to the post-employment health benefit. The term “involuntary termination” is defined in the agreement to include termination of Mr. Rieser’s employment by MB Financial (other than for cause or due to death or specified misconduct on his part under the federal banking laws) without his consent, by Mr. Rieser following a material reduction of or interference with his duties, responsibilities or benefits without his consent, which includes, among other things, the failure of the board of directors or stockholders of MB Financial or MB Financial Bank to elect him as a director of MB Financial and MB Financial Bank or any board or stockholder action removing him as a director.

The employment agreement with MB Financial will provide that if Mr. Rieser voluntarily terminates his employment, other than for a reason constituting involuntary termination, he will be entitled to the post-employment health benefit and to his accrued compensation. In the event of Mr. Rieser’s death during the term of the agreement and prior to any termination of employment, his estate will be paid his accrued compensation, his spouse, if she survives him or if not his beneficiaries, will be paid for a period of 18 months after his death his base compensation (salary plus the value of the scheduled annual restricted stock grants described above) and any bonuses earned, and his spouse, if she survives him, will be entitled to the post-employment health benefit. If Mr. Rieser becomes disabled, his salary under the employment agreement will be reduced to the extent of any disability benefits received such that, on an after-tax basis, the net amount he receives is the same as it would have been had his salary not been so reduced. MB Financial may terminate Mr. Rieser’s employment if his disability is still continuing after one year, which will constitute an involuntary termination for purposes of the employment agreement. Any amounts paid to Mr. Rieser following such a termination will be reduced by the amount of disability benefits he receives. If Mr. Rieser is terminated for cause or due to specified misconduct under the federal banking laws, MB Financial’s only obligation to him will be the payment of the accrued compensation.

Concurrent with entering into the employment agreement with MB Financial, Mr. Rieser and MB Financial will enter into a tax gross up agreement with MB Financial that will be generally in the same form as the tax gross up agreements between MB Financial and other of its executive officers. The tax gross up agreement will provide that if Mr. Rieser becomes entitled to receive payments or benefits in connection with a change in control of MB Financial, whether under his employment agreement or otherwise, then to the extent such payments or benefits constitute “excess parachute payments” under Section 280G of the Internal Revenue Code, he generally will be paid an additional amount (referred to as a “gross up payment”) that will offset on an after tax basis, the effect of any excise tax consequently imposed upon him under Section 4999 of the Internal Revenue Code. The tax gross up agreements currently in effect between MB Financial and certain of its executive officers provide that no gross up payment will be provided if the executive’s employment is terminated for cause or is voluntarily terminated by the executive within one year before or after a change in control of MB Financial for any reason, other than: (i) death or disability, (ii) retirement after age 65, (iii) a requirement that the executive, without his or her consent, work at a location that is not within a 35 mile radius of downtown Chicago, Illinois, other than reasonable travel requirements, (iv) a reduction in the executive’s base annual salary without his or her consent, unless the reduction occurs at least six months prior to a change in control and is applied on a uniform and equitable basis to all members of senior management, or (v) a material reduction in the executive’s contractual incentive or bonus compensation or benefits, if any, without his or her consent. Under Mr. Rieser’s tax gross up agreement with MB Financial, however, none of the restrictions described in the immediately preceding sentence will apply if his employment is involuntarily terminated (as defined in his employment agreement) within two years after the merger, and an involuntary termination under his employment agreement will not constitute a voluntary termination under his tax gross up agreement.

The employment agreement with MB Financial expressly provides that MB Financial will assume and honor the Agreement Regarding Post-Employment Restrictive Covenants between First Oak Brook and Mr. Rieser, entered into on October 19, 1994, under which, in consideration for a covenant not to solicit First Oak Brook customers or employees for two years after termination of employment, Mr. Rieser will be entitled to twelve annual payments of $80,000 following the termination of his employment.

Supplemental Pension Benefit Agreement with Mr. Rieser. Mr. Rieser has a Supplemental Pension Benefit Agreement with First Oak Brook, which will be assumed by MB Financial in the merger, that provides for a gross annual benefit equal to 50% of his highest annual amount of base salary, payable in the form of a monthly life and 15-year certain annuity commencing January 15, 2015. The Supplemental Pension Benefit Agreement currently provides that to the extent Mr. Rieser has fewer than 20 years of credited service at the time of the termination of his employment (other than an involuntary termination without cause or due to death or disability or a voluntary termination that would constitute a constructive discharge under his existing employment agreement with First Oak Brook, regardless of whether a change in control has caused that agreement to become effective), his gross benefit will be prorated based on years of service from October 14, 1994 to the termination date. In connection with the change in control of First Oak Brook resulting from the merger, the Supplemental Pension Benefit Agreement will be modified to provide that Mr. Rieser will be deemed to have 20 years of credited service regardless of when or under what circumstances his employment is terminated, thereby eliminating the prorated reduction in benefit that might otherwise occur if his employment were terminated prior to October 2014.

Transitional Employment Agreements. In addition to its Transitional Employment Agreement with Mr. Rieser, which will be replaced by an employment agreement between Mr. Rieser and MB Financial as discussed above, First Oak Brook is a party to a Transitional Employment Agreement with each of Rosemarie Bouman, Executive Vice President, Chief Operating Officer and Chief Financial Officer of First Oak Brook, George C. Clam, Vice President and Chief Banking Officer of First Oak Brook, and Frank M. Paris, a former executive officer of First Oak Brook who currently serves as Vice Chairman of the board of directors of First Oak Brook and as a non-executive employee of First Oak Brook. In the event of a change in control of First Oak Brook (which will occur upon completion of the merger), the agreements provide for an employment term of three years from the date of the change in control with compensation (including director fees in the case of Mr. Paris) and benefits at essentially the same level as in effect immediately preceding the change in control, provided that under Mr. Paris’ agreement, the rate of his annual salary and director fees is to be increased by at least four percent on each first day of January which occurs during the employment term.

The agreements with Ms. Bouman and Clam provide that if, during the three-year employment term, the employee’s employment is involuntarily terminated (other than for cause or death or disability) or the employee resigns under circumstances which constitute a constructive discharge, then, as severance benefits, he or she is entitled to continue to receive salary and bonus payments, based on his or her average annual salary and bonuses during the five immediately preceding calendar years, and to continue to receive health benefits, for a period of 36 months from the date of such termination of employment, and to payment of previously-accrued, but deferred bonuses. The employee also is entitled to these payments if his or her employment terminates within six months prior to a change in control if the termination is in connection with the change in control. These change in control payments are subject to reduction to the extent necessary to avoid such payments being considered “excess parachute payments” under Section 280G of the Internal Revenue Code.

Mr. Paris’ agreement provides that if, during the three-year employment term, his employment is involuntarily terminated (other than for cause or death or disability) or he resigns under circumstances which constitute a constructive discharge, then he is entitled to (1) continued salary, director fee and bonus payments for 36 months from the date of termination, plus a pro rata bonus for the calendar year in which the 36-month period ends; (2) continued health benefit coverage, and (3) the value of the stock options and other equity incentives and certain other benefits which he otherwise would have received if still employed for the remainder of the employment term. Mr. Paris also is entitled to these payments if his employment terminates within six months prior to a change in control if the termination is in connection with the change in control. To the extent these payments or benefits constitute “excess parachute payments” under Section 280G of the Internal Revenue Code that would subject Mr. Paris to excise tax under Section 4999 of the Internal Revenue Code, he will be paid an additional amount that will offset the effect of any such excise tax.

On May 1, 2006, MB Financial entered into a letter of understanding with Ms. Bouman whereby the parties agreed that Ms. Bouman’s Transitional Employment Agreement will be amended on or before the merger completion date to provide that in return for Ms. Bouman’s agreement to waive her right to resign due to constructive discharge, MB Financial will continue Ms. Bouman’s employment during a post-merger transitional period (not to exceed one year after the merger) on substantially the same economic terms and conditions as in effect at the time of the merger, pay her 2006 bonus in full at the regularly scheduled January 2007 payment date (and all of her previously earned and accrued but deferred bonuses will be paid at that time as well) and, provided that she remains employed through the end of the post-merger transitional period, or such earlier date as the parties mutually agree, Ms. Bouman will be entitled to the change in control benefit under her Transitional Employment Agreement in the aggregate amount of $853,185, subject to reduction to the extent necessary to avoid such payment being considered an “excess parachute payment” under Section 280G of the Internal Revenue Code. The change in control benefit will be paid in a lump sum during the month following the first anniversary of the merger completion date, regardless of whether her employment continues after the post-merger transitional period. In the event of Ms. Bouman’s death during or after the post-merger transitional period but prior to payment of her change in control benefit, the benefit will be paid to her surviving spouse or other designated beneficiary.

Based on current compensation levels, if the employment of Mr. Clam and Mr. Paris were terminated within six months prior to the merger or within three years after the merger under the circumstances entitling them to the severance payments under their Transitional Employment Agreements, salary and bonus continuation payments would total approximately $825,000 for Mr. Clam, subject to reduction to the extent necessary to avoid such payments being considered “excess parachute payments” under Section 280G of the Internal Revenue Code, and the salary, director’s fee and bonus continuation payments would total approximately $390,000 for Mr. Paris. In addition to his Transitional Employment Agreement, Mr. Paris has an Agreement Regarding Post-Employment Restrictive Covenants with First Oak Brook, entered into on October 19, 1994 (which will be assumed by MB Financial), under which, in consideration for a covenant not to solicit First Oak Brook customers or employees for two years after termination of employment, Mr. Paris will be entitled to twelve annual payments of $25,000 following the termination of his employment.

In addition to the Transitional Employment Agreements with Ms. Bouman and Messrs. Clam and Paris, First Oak Brook has Transitional Employment Agreements with four non-executive officers that operate in a manner similar to the agreements with Ms. Bouman and Mr. Clam, except that the agreements with the four non-executive officers provide for severance benefits of salary and health benefits continuation for one-year, as opposed to three years. Based on current compensation levels, if the employment of each of these non-executive officers were terminated within six months prior to the merger or within one year after the merger under the circumstances entitling them to the severance benefits under their Transitional Employment Agreements, such salary continuation payments to all of such officers combined would total approximately $720,000, subject to reduction to the extent necessary to avoid such payments being considered “excess parachute payments” under Section 280G of the Internal Revenue Code.

Accelerated Vesting of Stock Options and Restricted Stock Units. As described under “The Merger Agreement—Stock Options and Other Stock-Based Awards,” unexercised First Oak Brook stock options will be converted into MB Financial stock options, subject to adjustment to the number of underlying shares and exercise price based on the exchange ratio for the stock portion of the merger consideration, provided that First Oak Brook may elect to offer to cancel these options effective upon the merger in exchange for shares of MB Financial common stock. First Oak Brook director stock units and restricted stock units that are outstanding immediately before the merger will be assumed on the same terms by MB Financial upon completion of the merger, with adjustments to the number of underlying shares based on the exchange ratio. Under the terms of the First Oak Brook 2001 Stock Incentive Plan, all unexercised options to purchase First Oak Brook common stock that are outstanding and unvested prior to the merger will vest in full upon completion of the merger. Under the terms of the First Oak Brook Incentive Compensation Plan, unless provided otherwise in the applicable award agreement between First Oak Brook and the award recipient, all unexercised options to purchase First Oak Brook common stock and all restricted stock units that are outstanding and unvested prior to the merger will vest in full upon completion of the merger. As a result of the merger, First Oak Brook restricted stock units will be paid (that is, the underlying shares will be distributed to the participant) on the second anniversary of the merger completion date, rather than the normal payment date of January of the calendar year following the participant’s 59th birthday or, in the case of restricted stock units vesting after age 59, January following the year of vesting.

Based on outstanding awards currently held, if the merger were completed on October 31, 2006, Mr. Rieser, Mr. Clam, Ms. Bouman, Mr. Paris and all directors and executive officers as a group would vest as a result of the merger in options to purchase 20,000, 3,000, 4,000, 0 and 33,000 shares of First Oak Brook common stock, respectively, and in restricted stock units of 0, 1,271, 3,864, 0 and 5,135, respectively.

First Oak Brook Directors Becoming Directors of MB Financial and MB Financial Bank. As indicated under “—Board of Directors of MB Financial After the Merger,” Mr. Rieser and First Oak Brook director Charles Gries will be appointed as directors of MB Financial, and Mr. Rieser and another current director of First Oak Brook or Oak Brook Bank, to be determined prior to the bank merger, will be appointed as directors of MB Financial Bank.

Indemnification and Continuance of Officers’ and Directors’ Liability Insurance. As described under “The Merger Agreement—Indemnification and Continuance of Director and Officer Liability Coverage,”  MB Financial will maintain the existing rights to indemnification of the directors, officers, employees and agents of First Oak Brook with respect to claims pertaining to facts or events occurring at or prior to completion of the merger, which are made, asserted or arise within six years after the merger. MB Financial also has agreed, for a period of six years after completion of the merger, to maintain officers’ and directors’ liability insurance to reimburse persons currently covered by First Oak Brook’s officers’ and directors’ liability insurance policy with respect to claims arising from facts or events occurring prior to completion of the merger.

Stock Listing

Listing of MB Financial Common Stock. It is a condition to the merger that the shares of MB Financial common stock to be issued in connection with the merger be authorized for listing on the Nasdaq Stock Market subject to official notice of issuance.

Delisting of First Oak Brook Common Stock. If the merger is completed, First Oak Brook common stock will be delisted from the Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934.

Restrictions on Resales by Affiliates

Shares of MB Financial common stock to be issued to First Oak Brook stockholders in the merger have been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of First Oak Brook. Any subsequent transfer of shares, however, by any person who is an affiliate of First Oak Brook at the time the merger agreement is submitted for a vote of the First Oak Brook stockholders will, under existing law, require either:

•                  the further registration under the Securities Act of the MB Financial common stock to be transferred;

•                  compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•                  the availability of another exemption from registration.

An “affiliate” of First Oak Brook is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, First Oak Brook. These restrictions are expected to apply to the directors and executive officers of First Oak Brook and the holders of 10% or more of the outstanding First Oak Brook common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

MB Financial will give stop transfer instructions to the exchange agent with respect to the shares of MB Financial common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

Pursuant to the merger agreement, First Oak Brook has delivered to MB Financial a written agreement of each person believed to be an affiliate of First Oak Brook for purposes of Rule 145 under the Securities Act that is intended to ensure compliance with the Securities Act with respect to any subsequent transfers by such persons of shares of MB Financial common stock received in the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this document and is incorporated into this document by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger.

The Merger

Each of the MB Financial board of directors and the First Oak Brook board of directors has unanimously approved the merger agreement, which provides for the merger of First Oak Brook into MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial. MBFI Acquisition Corp. will be the surviving corporation in the merger. Each share of MB Financial common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of MB Financial, and each share of First Oak Brook common stock issued and outstanding at the effective time of the merger will be converted into either cash or MB Financial common stock, as described below. See “—Merger Consideration.”  As soon as practicable following the merger, Oak Brook Bank, a wholly owned subsidiary of First Oak Brook, will merge into MB Financial Bank, a wholly owned subsidiary of MB Financial, with MB Financial Bank as the surviving institution. We refer to the merger of our banks as the “bank merger.”

The merger agreement provides that MB Financial may change the structure of the merger if consented to by First Oak Brook. Without the prior approval of the First Oak Brook board of directors and, if required, the First Oak Brook stockholders, no such change may alter the value amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to First Oak Brook stockholders in the merger, or materially impede or delay completion of the merger.

Effective Time and Completion of the Merger

The merger agreement provides generally that unless both MB Financial and First Oak Brook agree to a later date, the filing necessary to make the merger effective, consisting of a certificate of merger to be filed with the Secretary of State of the State of Delaware, will be made on or before the third business day after all of the conditions to completion of the transaction have been satisfied or waived.

We currently expect that the merger will be completed in the third quarter of 2006, subject to MB Financial stockholders’ approval of the issuance of MB Financial shares in the merger, First Oak Brook stockholders’ adoption of the merger agreement, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, MB Financial and First Oak Brook will obtain the required approvals or complete the merger. See “—Conditions to Completion of the Merger.”

Merger Consideration

First Oak Brook stockholders will have the opportunity to elect to receive merger consideration in cash, shares of MB Financial common stock, or a combination of MB Financial common stock and cash for their shares of First Oak Brook common stock, subject to the proration provisions described below. A First Oak Brook stockholder also has the right to obtain the appraised value of his or her First Oak Brook shares in lieu of receiving the merger consideration by strictly following the procedures under the Delaware General Corporation Law, as discussed under “The Merger—Appraisal Rights,” beginning on page 60.

The value of the merger consideration will fluctuate with the market price of MB Financial common stock and will be determined based on the average of the closing prices of MB Financial common stock for the five trading days ending on the second trading day before the date of completion of the merger. We sometimes refer to this average price as the “Final MB Financial Share Value.”

Whether a First Oak Brook stockholder makes a cash election or a stock election, the value of the consideration that such stockholder will receive for each share of First Oak Brook common stock will be substantially the same, based on the average MB Financial closing price used to calculate the merger consideration. That value will equal the sum of (1) .8304 multiplied by the Final MB Financial Share Value and (2) $7.36. A chart showing the cash and stock merger consideration at various assumed average closing prices of MB Financial common stock is provided on page 5 of this document.

An election form and transmittal materials will be mailed to First Oak Brook stockholders no more than 40 business days and no less than 20 business days before the anticipated completion date of the merger, as described more fully below under “—Election Procedures; Surrender of Stock Certificates.” First Oak Brook stockholders must return their properly completed and signed election forms and First Oak Brook stock certificates to the exchange agent prior to the election deadline. If you are a First Oak Brook stockholder and you do not return your election form and First Oak Brook stock certificate(s) by the election deadline or improperly complete or do not sign your election form, you will receive cash, shares of MB Financial common stock or a mixture of cash and shares of MB Financial common stock, based on what is available after giving effect to the proper elections made by other First Oak Brook stockholders, as well as the adjustment described below.

If you are a First Oak Brook stockholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election. The merger agreement provides that each First Oak Brook stockholder who makes a valid cash election will have the right to receive, in exchange for each share of First Oak Brook common stock held by such holder, an amount in cash equal to the Per Share Amount (determined as described below), subject to proration as described below. We sometimes refer to this cash amount as the “cash consideration.”

The “Per Share Amount” is defined in the merger agreement as the amount equal to (A) the total number of shares of MB Financial common stock to be issued in the merger, multiplied by (B) the Final MB Financial Share Value, plus (C) the aggregate cash consideration to be paid by MB Financial in the merger, divided by (D) the total number of shares of First Oak Brook common stock to be exchanged in the merger. The Per Share Amount also can be calculated as the sum of (1) .8304 multiplied by the Final MB Financial Share Value and (2) $7.36. Based on the average of the closing prices of MB Financial common stock for the five trading days ended April 28, 2006 (the second trading day prior to May 2, 2006, the date on which the merger agreement was publicly announced) of $35.446, if the merger had been completed on May 2, 2006, the per share cash consideration would have been approximately $36.80. Based on the average of the closing prices of MB Financial common stock for the five trading days ended June 20, 2006 of $35.328, if the merger had been completed on June 22, 2006, the per share cash consideration would have been approximately $36.70.

The merger agreement provides that the aggregate cash consideration to be paid by MB Financial to all First Oak Brook stockholders in the merger (exclusive of cash paid in lieu of fractional share interests for the stock consideration, as described below) is fixed at $73,792,729, subject to adjustment as described below. As a result, even if a First Oak Brook stockholder makes a cash election, that holder may nevertheless receive a mix of cash and stock.

Stock Election. The merger agreement provides that each First Oak Brook stockholder who makes a valid stock election will have the right to receive, in exchange for each share of First Oak Brook common stock held, a number of shares of MB Financial common stock equal to the Exchange Ratio (determined as described below), subject to proration as described below. We sometimes refer to such number of shares of MB Financial common stock as the “stock consideration.”

The “Exchange Ratio” is defined in the merger agreement as the quotient, rounded to four decimal places, obtained by dividing the Per Share Amount (determined as described above) by the Final MB Financial Share Value (as described above).

If the merger had been completed on May 2, 2006, then based on the average of the closing prices of MB Financial common stock for the five trading days ended April 28, 2006 (the second trading day prior to May 2,

2006) of $35.446, the per share stock consideration (i.e., the Exchange Ratio) would have been 1.0382 shares of MB Financial common stock for each First Oak Brook share held. Based on that average MB Financial price, 1.0382 MB Financial shares would have a value of $36.80, the same as the Per Share Amount that would have been paid as cash consideration. See “—Cash Election.”  If the merger had been completed on June 22, 2006, then based on the average of the closing prices of MB Financial common stock for the five trading days ended June 20, 2006, the per share stock consideration (i.e., the Exchange Ratio) would have been 1.0388 shares of MB Financial common stock for each of $35,328 First Oak Brook share held. Based on that average MB Financial price, 1.0388 MB Financial shares would have a value of $36.70, the same as the Per Share Amount that would have been paid as cash consideration.

The merger agreement provides that the total number of shares of MB Financial common stock that will be issued in the merger is fixed at 8,325,745, subject adjustment as described below. As a result, even if a First Oak Brook stockholder makes a stock election, that holder may nevertheless receive a mix of cash and stock.

No fractional shares of MB Financial common stock will be issued to any holder of First Oak Brook common stock upon completion of the merger. For each fractional share that would otherwise be issued, MB Financial will pay cash in an amount equal to the fraction multiplied by the Final MB Financial Share Value. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares. The cash to be paid in respect of fractional shares is not included in the aggregate cash amount described above under “—Cash Election.”

Non-Election Shares. If you are a First Oak Brook stockholder and you do not make a written election to receive cash or MB Financial common stock, your election form is not received by the exchange agent by the election deadline, your election form is improperly completed and/or not signed or you fail to surrender your First Oak Brook stock certificate(s) with your election form (or provide a proper notice of guaranteed delivery or required affidavits and indemnification for lost or destroyed certificates, as described under “—Election Procedures; Surrender of Stock Certificates”), you will be deemed not to have made an “election.”  First Oak Brook stockholders not making an election may be paid in only cash, only MB Financial common stock or a mix of cash and shares of MB Financial common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other First Oak Brook stockholders using the proration provisions described below.

Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration. The merger agreement provides that the total number of shares of MB Financial common stock that will be issued for the stock consideration and the total amount of cash that will be paid for the cash consideration will be increased from the initial amounts of 8,325,745 shares and $73,792,729, respectively, for issuances of First Oak Brook common stock before the completion of the merger pursuant to:

•                  purchases of up to 3,766 shares under First Oak Brook’s employee stock purchase plan;

•                  exercises of First Oak Brook stock options outstanding as of the date of the merger agreement; and

•                  conversions of First Oak Brook director stock units or restricted stock units outstanding as of the date of the merger agreement.

In the event of any such issuances, (a) the total number of shares of MB Financial common stock to be issued in the merger will be increased by 1.038 times the product of 80% and the number of additional First Oak Brook shares issued, and (b) the total amount of cash that MB Financial will pay for the cash portion of the merger consideration will be increased by $36.80 times the product of 20% and the number of additional First Oak Brook shares issued. As of the date of this document, a total of 35,191 additional shares of First Oak Brook common stock have been issued (3,766 pursuant to purchases under the First Oak Brook employee stock purchase plan and 31,425 pursuant to the exercise of First Oak Brook stock options), which, subject to further adjustments for subsequent First Oak Brook stock issuances prior to the merger, increases the total number of shares of MB Financial common stock to be issued in the merger for the stock portion of the merger consideration to 8,354,968 and increases the total amount of cash to be paid by MB Financial in the merger for the cash portion of the merger consideration to $74,051,735.

The total number of shares of MB Financial common stock that will be issued as stock consideration may be increased, and the aggregate amount of cash that will be paid as cash consideration may be decreased, if such an adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes as described under “The Merger—Material U.S. Federal Income Tax Consequences of The Merger.”  This adjustment will only be made if the aggregate value of the cash consideration to be paid in the merger exceeds 55% of the total value of the merger consideration, based upon the Final MB Financial Share Value. In such case, the cash consideration will be reduced so that it represents 55% of the value of the total merger consideration and the stock consideration will be increased so that it represents 45% of the value of the total merger consideration. This adjustment will not result in a change in the per share value of the merger consideration, which, whether paid in cash or in stock, will be based on the Final MB Financial Share Value.

The total number of shares of MB Financial common stock that will be issued as stock consideration and the aggregate amount of cash that will be paid as cash consideration also are subject to adjustment if MB Financial elects to increase the aggregate stock or cash consideration to prevent First Oak Brook from terminating the merger agreement in the event of a specified decline in the market value of MB Financial common stock relative to the value of a designated market index.  See “—Termination of the Merger Agreement.”   In addition, the total number of shares of MB Financial common stock that will be issued as stock consideration will be proportionately and appropriately adjusted in the event MB Financial effects a stock split, stock dividend, recapitalization, reclassification or similar event with respect to the outstanding MB Financial common stock, and the applicable record date is before the completion of the merger.

Proration. The total number of shares of MB Financial common stock that will be issued in the merger as stock consideration has been fixed at 8,325,745, subject to adjustment as described above, and the aggregate amount of cash that will be paid by MB Financial in the merger as cash consideration has been fixed at $73,792,729, subject to adjustment as described above. As a result, if more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger, which are meant to ensure that approximately 80% of the aggregate merger consideration is paid in shares of MB Financial common stock and that approximately 20% of the aggregate merger consideration is paid in cash. As a result, if you make a cash election or stock election, you may nevertheless receive a mix of cash and stock.

Adjustment if Stock Pool is Oversubscribed

Cash may be issued to First Oak Brook stockholders who make stock elections if the available stock pool is oversubscribed. The total number of shares of First Oak Brook common stock for which valid stock elections are made is referred to as the “Stock Election Number.” The number of shares of First Oak Brook common stock that will be converted into the right to receive stock in the merger, which we refer to as the “Stock Conversion Number,” is equal to the quotient obtained by dividing (1) the total number of shares of MB Financial common stock to be issued in the merger by (2) the Exchange Ratio. For example, if the Exchange Ratio were 1.0382 and the total number of shares of MB Financial common stock to be issued in the merger were 8,358,961 (8,325,745 shares plus 33,216 shares for assumed additional First Oak Brook stock issuances prior to the merger), the Stock Conversion Number would be approximately 8,051,398 (8,358,961/1.0382), meaning that approximately 8,051,398 shares of First Oak Brook common stock must be converted into the right to receive 1.0382 shares of MB Financial common stock for each First Oak Brook share held, regardless of whether First Oak Brook stockholders have made stock elections with respect to a greater or lesser number of shares of First Oak Brook common stock.

If the Stock Election Number is greater than the Stock Conversion Number, the stock election is oversubscribed. If the stock election is oversubscribed, then:

•                  a First Oak Brook stockholder making a cash election or no election will receive the cash consideration for his or her shares of First Oak Brook common stock; and

•                  a First Oak Brook stockholder making a stock election will receive:

•                  the stock consideration for a number of shares of First Oak Brook common stock equal to the product obtained by multiplying (1) the number of shares of First Oak Brook common stock for which such stockholder has made a stock election by (2) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number; and

•                  the cash consideration for the remaining shares of First Oak Brook common stock for which the stockholder made a stock election.

If an election form designates by stock certificate number the priority in which the stock election shares governed by the election form are to be allocated to the stock consideration as described above, those stock election shares will be deemed allocated in accordance with that priority. This may allow a First Oak Brook stockholder to direct that shares of First Oak Brook common stock in which he or she has a lower tax basis or a shorter holding period be allocated the stock consideration before shares in which he or she has a higher tax basis or a longer holding period. If you are a First Oak Brook stockholder, you should consult your own tax advisor prior to the election deadline with regard to making your election and making any such designation on your election form. See “—Election Procedures; Surrender of Stock Certificates” and “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Example of Oversubscription of Stock Pool

Assuming that:

•                  the Stock Conversion Number was 8,051,398, and

•                  the Stock Election Number was 9,000,000 (in other words, only 8,051,398 shares of First Oak Brook common stock can receive the stock consideration, but First Oak Brook stockholders have made stock elections with respect to 9,000,000 shares of First Oak Brook common stock), then a First Oak Brook stockholder making a stock election with respect to 1,000 shares of First Oak Brook common stock would receive the stock consideration with respect to 895 shares of First Oak Brook common stock (1,000 x 8,051,398/9,000,000) and the cash consideration with respect to the remaining 105 shares of First Oak Brook common stock. Because this example assumes that the Final MB Financial Share Value is equal to $35.446, resulting in an Exchange Ratio of 1.0382 and a Per Share Amount of $36.80, the First Oak Brook stockholder would in this instance receive stock consideration of 929 shares of MB Financial common stock (plus $6.70 in lieu of a .189 fractional share interest) and cash consideration of approximately $3,864.00.

Adjustment if the Stock Pool is Undersubscribed

Stock may be issued to stockholders who make cash elections if the available stock pool is undersubscribed. If the Stock Election Number is less than the Stock Conversion Number, the stock election is undersubscribed. The amount by which the Stock Election Number is less than the Stock Conversion Number is referred to as the “Shortfall Number.” If the stock election is undersubscribed, then all First Oak Brook stockholders making a stock election will receive the stock consideration for all shares of First Oak Brook common stock as to which they made a stock election. First Oak Brook stockholders making a cash election or no election will receive the stock consideration for the number of shares of First Oak Brook common stock equal to the Shortfall Number, with the stock consideration first being allocated to the non-electing First Oak Brook shares, as described below.

Scenario 1: Undersubscription of Stock Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares. If the Shortfall Number is less than or equal to the number of non-election shares, then:

•                  a First Oak Brook stockholder making a stock election will receive the stock consideration for each share of First Oak Brook common stock as to which he or she made a stock election;

•                  a First Oak Brook stockholder making a cash election will receive the cash consideration for each share of First Oak Brook common stock as to which he or she made a cash election; and

•                  a First Oak Brook stockholder who made no election will receive:

•                  the stock consideration with respect to the number of shares of First Oak Brook common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such First Oak Brook stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•                  the cash consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1

Assuming that:

•                  the Stock Conversion Number is 8,051,398,

•                  the Stock Election Number is 7,000,000 (in other words, 8,051,398 shares of First Oak Brook common stock must be converted into stock consideration but First Oak Brook stockholders have made stock elections with respect to only 7,000,000 shares of First Oak Brook common stock, so the Shortfall Number is 1,051,398), and

•                  the total number of non-election shares is 2,000,000,

then a First Oak Brook stockholder who has not made an election with respect to 1,000 shares of First Oak Brook common stock would receive the stock consideration with respect to 526 shares of First Oak Brook common stock (1,000 x 1,051,398/2,000,000) and the cash consideration with respect to the remaining 474 shares of First Oak Brook common stock. Because this example, like the previous example, assumes that the Final MB Financial Share Value is equal to $35.446, resulting in an Exchange Ratio of 1.0382 and a Per Share Amount of $36.80, the First Oak Brook stockholder would in this instance receive stock consideration of 546 shares of MB Financial common stock (plus $3.30 in lieu of a .0932 fractional share interest) and cash consideration of approximately $17,443.20.

Scenario 2: Undersubscription of Stock Pool and Shortfall Number Exceeds Number of Non-Election Shares. If the Shortfall Number exceeds the number of non-election shares, then:

•                  a First Oak Brook stockholder making a stock election will receive the stock consideration for each share of First Oak Brook common stock as to which he or she made a stock election;

•                  a First Oak Brook stockholder who made no election will receive the stock consideration for each share of First Oak Brook common stock; and

•                  a First Oak Brook stockholder making a cash election will receive:

•                  the stock consideration with respect to the number of shares of First Oak Brook common stock equal to the product obtained by multiplying (1) the number of shares of First Oak Brook common stock with respect to which the stockholder made a cash election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of cash election shares; and

•                  cash consideration with respect to the remaining shares of First Oak Brook common stock held by such stockholder as to which he or she made a cash election.

Example of Scenario 2

Assuming that:

•                  the Stock Conversion Number is 8,051,398,

•                  the Stock Election Number is 5,000,000 (in other words, 8,051,398 shares of First Oak Brook common stock must be converted into the stock consideration but First Oak Brook stockholders have made stock elections with respect to only 5,000,000 shares of First Oak Brook common stock, so the Shortfall Number is 3,051,398),

•                  the number of non-election shares is 2,000,000 (so the Shortfall Number exceeds the number of non-election shares by 1,051,398), and

•                  the number of cash election shares is 3,066,186,

then a First Oak Brook stockholder who has made a cash election with respect to 1,000 shares of First Oak Brook common stock would receive the stock consideration with respect to 343 shares of First Oak Brook common stock (1,000 x 1,051,398/3,066,186) and the cash consideration with respect to the remaining 657 shares of First Oak Brook common stock. Because this example, like the previous examples, assumes that the Final MB Financial Share Value is equal to $35.446, resulting in an Exchange Ratio of 1.0382 and a Per Share Amount of $36.80, the First Oak Brook stockholder would in this instance receive stock consideration of 356 shares of MB Financial common stock (plus $3.64 in lieu of a .1026 fractional share interest) and cash consideration of approximately $24,177.60.

Stock Options and Other Stock-Based Awards

Each outstanding option to purchase First Oak Brook common stock that has not been exercised prior to completion of the merger, or cancelled in exchange for shares of MB Financial common stock as provided below, will be converted into an option to purchase MB Financial common stock on the same terms as the First Oak Brook option, except that the number of MB Financial shares underlying the converted option will be equal to the number of First Oak Brook shares underlying the option prior to the conversion multiplied by the Exchange Ratio for the stock portion of the merger consideration, rounded up or down to the nearest whole share, and the exercise price of the converted option will be adjusted by dividing the exercise price of the option prior to the conversion by the Exchange Ratio.  No later than ten days prior to the anticipated date of completion of the merger, First Oak Brook will have the right, but not the obligation, to permit the holders of outstanding vested First Oak Brook stock options to elect to have all or a designated number of options canceled as of the effective time of the merger, for a per share cancellation price equal to the value of the per share merger consideration payable to First Oak Brook stockholders in the merger less the exercise price per share.  This cancellation price will be paid in shares of MB Financial common stock.  As of the date of this document, there were outstanding vested options to purchase an aggregate of 228,162 shares of First Oak Brook common stock at a weighted average exercise price of $23.13 per share.  On the same date, options on an additional 77,750 First Oak Brook shares with a weighted average exercise price of $27.79 per share were unvested.

First Oak Brook director stock units and restricted stock units that are outstanding immediately before the merger will be assumed on the same terms by MB Financial upon completion of the merger, except that the number of MB Financial shares underlying the units after the merger will be equal to the number of First Oak Brook shares underlying the units prior to the merger multiplied by the Exchange Ratio.  As of the date of this document, there were outstanding 44,785 director stock units and 22,845 restricted stock units.

Election Procedures; Surrender of Stock Certificates

An election form together with transmittal material for surrendering First Oak Brook stock certificates will be mailed no more than 40 business days and no less than 20 business days before the anticipated completion date of the merger (or on such earlier date as to which MB Financial and First Oak Brook may mutually agree) to each holder of record of First Oak Brook common stock as of the fifth business day prior to the mailing date of the election form and transmittal materials (referred to as the “election form record date”). First Oak Brook will use reasonable efforts to make available up to two separate election forms, or such additional election forms as MB Financial may permit, to all persons who become holders of record of First Oak Brook common stock between the election form record date and the second business day prior to the election deadline referred to below. The election form will entitle First Oak Brook stockholders to elect to receive in exchange for their shares of First Oak Brook common stock, subject to the proration provisions of the merger agreement, cash, shares of MB Financial common stock or a combination of both, or to elect no preference with respect to the merger consideration that they wish to receive. The election form also will enable First Oak Brook stockholders electing the stock consideration for all or a portion of their First Oak Brook shares to designate, by stock certificate number, the priority in which their stock election shares are to be allocated to the stock consideration in the event the available pool of stock consideration is oversubscribed. See “—Merger Consideration-Proration-Adjustment if Stock Pool is Oversubscribed.”  This may allow a First Oak Brook stockholder to direct that shares of First Oak Brook common stock in which he or she has a lower tax basis or a shorter holding period be allocated the stock consideration before shares in which he or she has a higher tax basis or a longer holding period. If you are a First Oak Brook stockholder, you are urged to consult your personal tax advisor prior to making your election and making any such priority designation. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” If you hold a single stock certificate that evidences shares of First Oak Brook common stock acquired in different lots and wish to make such a designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the stock consideration.

To make a valid election, a First Oak Brook stockholder must submit a properly completed election form to LaSalle Bank, N.A. (or such other financial institution mutually agreed upon by MB Financial and First Oak Brook), the exchange agent for the merger, at or before 5:00 p.m., Central time, on the 25th day following the mailing of the election form unless such deadline is extended by MB Financial and First Oak Brook. An election form will be deemed properly completed only if accompanied by certificates representing all shares of First Oak Brook common stock covered by the election form (or customary affidavits and indemnification for lost or destroyed certificates, as discussed below, or by a proper notice of guaranteed delivery, as described below). First Oak Brook stockholders should not forward their First Oak Brook stock certificates with their proxy cards. Election forms will be mailed to First Oak Brook stockholders at a later date. First Oak Brook stock certificates should be returned to the exchange agent in accordance with the instructions contained in the election form. First Oak Brook stockholders who hold their shares in “street name” through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election and should consult with their personal tax advisors with respect to the advisability and method of making any priority designation to the bank, broker or other nominee of identifiable blocks of shares of First Oak Brook common stock as to which they have made a stock election in the event the available pool of stock consideration is oversubscribed.

A First Oak Brook stockholder may change or revoke his or her election at any time prior to the election deadline by providing written notice that is actually received by the exchange agent prior to the election deadline. The certificate(s) relating to any revoked election form will be promptly returned, without charge, to the First Oak Brook stockholder. First Oak Brook stockholders who hold their shares in “street name” through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for changing or revoking an election. All elections will be revoked automatically and all previously surrendered First Oak Brook stock certificates will be returned to their holders if the merger agreement is terminated.

If certificates for First Oak Brook common stock are not immediately available or cannot be delivered to the exchange agent prior to the election deadline or the surrender of such shares cannot be completed by book-entry transfer to the exchange agent’s account with The Depository Trust Company by the election deadline, a valid election may be made provided that:

•                  the exchange agent receives, prior to the election deadline, a properly completed election form and a properly completed notice of guaranteed delivery duly executed by a member firm of the National Association of Securities Dealers, Inc. or of a registered national securities exchange, or by a commercial bank or trust company having an office, branch or agency in the United States, substantially in the form provided with the election form; and

•                  the exchange agent receives, prior to the third New York Stock Exchange trading day after the election deadline, the certificates for all exchanged First Oak Brook shares, or confirmation of the delivery by book-entry transfer of all such shares into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer.

If you are a First Oak Brook stockholder and you have a preference for receiving either MB Financial common stock and/or cash for your First Oak Brook common stock, you should properly complete and return the election form before the election deadline (or follow the instructions of your bank, broker or other nominee if your shares are held in street name). If you do not submit a properly completed election form prior to the election deadline, your shares will be treated as non-election shares, in which case you will be allocated MB Financial common stock and/or cash depending on the proper elections made by other First Oak Brook stockholders.

Within five business days after the completion of the merger, the exchange agent will send to each First Oak Brook stockholder who properly surrendered his or her stock certificate(s) to the exchange agent with an election form by the election deadline, the applicable cash and/or stock consideration to which the stockholder is entitled, without interest, including a check for any cash in lieu of a fractional share interest.

Within five business days after the date of completion of the merger, the exchange agent will send transmittal materials for surrendering stock certificates to each First Oak Brook stockholder who did not properly surrender his or her certificate(s) to the exchange agent by the election deadline. Upon proper surrender of the stockholder’s certificate(s) to the exchange agent in accordance with the transmittal materials, the exchange agent will promptly send to the stockholder the applicable cash and/or stock consideration to which the stockholder is entitled, without interest, including a check for any cash in lieu of a fractional share interest.

Holders of unsurrendered certificates evidencing shares of First Oak Brook common stock to be exchanged for shares of MB Financial common stock will not be entitled to receive any dividends or other distributions with a record date after the completion of the merger payable with respect to MB Financial common stock until after their First Oak Brook stock certificates are properly surrendered. When those certificates are surrendered, any unpaid dividends or distributions with respect to MB Financial common stock will be paid, without interest.

If your First Oak Brook stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. You may also be required, in the discretion of MB Financial and/or the exchange agent, to post an indemnity bond at your expense. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership.

Any portion of the cash or shares of MB Financial common stock made available to the exchange agent that remains unclaimed by First Oak Brook stockholders for six months after the completion of the merger will be returned to MB Financial, subject to abandoned property, escheat and other similar laws. Any First Oak Brook stockholder who has not exchanged shares of First Oak Brook common stock for the merger consideration in accordance with the merger agreement before that time may look only to MB Financial for payment of the merger consideration for those shares and any unpaid dividends or distributions after that time. Nonetheless, neither MB Financial nor the exchange agent will be liable to any First Oak Brook stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or other similar laws.

First Oak Brook Rights Plan

The First Oak Brook board of directors has amended the First Oak Brook Rights Agreement dated as of May 4, 1999 to provide that the merger and related transactions will not cause the stock purchase rights attached to each outstanding share of First Oak Brook common stock to separate or otherwise become exercisable. The First Oak Brook board of directors will further amend the First Oak Brook Rights Agreement to provide that the rights attached to the outstanding shares of First Oak Brook common stock will terminate upon completion of the merger. MB Financial does not have a stockholder rights plan.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, First Oak Brook and MB Financial have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, both companies have agreed not to knowingly and voluntarily take any actions that would result in a breach of their respective representations and warranties or obligations under the merger agreement, that would result in the merger not qualifying as a reorganization under Section 368 of the Internal Revenue Code or that would result in any of the conditions to completion of the merger not being satisfied, except as otherwise permitted under the agreement. MB Financial has also agreed not to amend its charter or bylaws in a way that would materially and adversely affect the rights or powers of its stockholders generally or to knowingly and voluntarily take any other action that could materially delay or affect MB Financial’s ability to complete the merger. First Oak Brook has also agreed that, in addition to the other restrictions set forth in the merger agreement, it will conduct its business in the usual course consistent with past practice and use reasonable best efforts to preserve intact its business organization, employees and business relationships. First Oak Brook has further agreed that it will not, and will not permit any of its subsidiaries to, undertake any of the following activities, among others, without the prior written consent of MB Financial, subject to the exceptions noted below and the exceptions set forth in the merger agreement:

•                  issue any additional shares of capital stock, stock options or other rights to acquire capital stock, other than (1) pursuant to the exercise of stock options outstanding as of the date of the merger agreement, the purchase of up to 3,766 shares under First Oak Brook’s employee stock purchase plan and the conversion of First Oak Brook director stock units and restricted stock units outstanding on the date of the merger agreement, and (2) the issuance of stock options at fair market value or restricted stock units to newly hired officers consistent with past practice vesting over a five-year period and without acceleration of vesting for the merger;

•                  issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes;

•                  pay any dividends or other distributions on its capital stock, other than the payment by First Oak Brook of regular quarterly cash dividends of not more than $0.18 per share and other than dividends from wholly owned subsidiaries;

•                  increase employee compensation or benefits or enter into any employment, change in control or similar agreement, other than annual bonuses up to a specified amount in the aggregate and normal increases in salary for employees consistent with past practice, and increases in compensation to a select group of employees based upon a promotion or competitive retention reasons, in each case not to exceed 10% of annual compensation;

•                  establish, amend, renew or terminate any employee benefit plan or accelerate the vesting of benefits under any employee benefit plan;

•                  sell, transfer or encumber any of its assets, except in the ordinary course of business consistent with past practice, or sell or transfer any of its deposit liabilities;

•                  enter into or modify any lease or license relating to real or personal property or intellectual property other than any annual renewal of an agreement that is necessary to operate its business or where the dollar amount involved is below specified levels;

•                  acquire the assets, business or properties of any person, other than pursuant to foreclosure or in a fiduciary capacity;

•                  sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice with an individual maximum of $15 million, or sell or acquire any servicing rights;

•                  amend its certificate of incorporation or bylaws or similar governing documents;

•                  materially change its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or any governmental authority;

•                  enter into, materially modify, terminate or renew any material contract;

•                  settle any legal claims involving an amount in excess of $250,000, excluding amounts paid or reimbursed under any insurance policy;

•                  foreclose upon any real property without obtaining a phase one environmental assessment, except for one- to four-family non-agricultural residential properties of five acres or less which are not believed to contain potential environmental contaminants;

•                  voluntarily make a material change in its deposit mix, or increase or decrease the interest rate paid on its deposits except in a manner consistent with past practice;

•                  open any new branch office or deposit taking facility or close or relocate any existing branch or other facility;

•                  acquire any investment securities outside of the limits specified in the merger agreement;

•                  make capital expenditures outside the limits specified in the merger agreement;

•                  materially change its loan underwriting policies or make loans on extensions of credit in excess of specified amounts;

•                  invest in any new or existing joint venture or any new real estate development or construction activity;

•                  materially change its interest rate and other risk management policies and practices;

•                  incur any debt for borrowed funds other than in the ordinary course of business consistent with past practice with a term of one year or less;

•                  make charitable contributions in excess of limits specified in the merger agreement; or

•                  enter into any new lines of business.

Third Party Proposals

First Oak Brook has agreed that it will not initiate, solicit, encourage or knowingly facilitate any inquiries or proposals relating to, or engage in any negotiations or discussions with or provide any nonpublic information to any person concerning, any third party proposal for a merger or consolidation with, purchase or lease of substantially all of the assets of, purchase of securities representing 20% or more of the voting power of, or any similar transaction involving, First Oak Brook or Oak Brook Bank (referred to as an “alternative proposal”).

Notwithstanding this agreement, if First Oak Brook receives an unsolicited written alternative proposal that First Oak Brook’s board of directors concludes in good faith is or may be more favorable from a financial point of view to First Oak Brook stockholders than the merger with MB Financial (referred to as a “superior proposal”), First Oak Brook may provide information to and negotiate with the third party which submitted the alternative proposal if First Oak Brook’s board of directors determines in good faith, after receiving advice of its outside legal counsel, that the failure to do so may violate the board’s fiduciary duties under Delaware law. In order to constitute a superior proposal, an alternative proposal which would entail the acquisition of the stock of First Oak Brook or Oak Brook

Bank must be for the acquisition of at least 50.1% of the outstanding voting power. First Oak Brook must promptly notify MB Financial of any alternative proposal received and apprise it of any related developments.

First Oak Brook’s pursuit of a superior proposal could result in First Oak Brook’s owing MB Financial a termination fee of $13.0 million in cash. See “—Termination of the Merger Agreement.”

Representations and Warranties

The merger agreement contains generally customary representations and warranties of MB Financial and First Oak Brook relating to their respective businesses that are made as of the date of the merger agreement and as of the completion date of the merger. With the exception of certain representations that must be true and correct in all respects at all times and certain representations that must be true and correct in all material respects as of the date of the merger agreement, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the companies will disregard any effects resulting from (1) changes in banking and similar laws of generally applicability to depository institutions generally, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (2) changes in accounting principles generally accepted in the United States or regulatory accounting requirements applicable to banks or their holding companies generally, (3) changes to policies or practices by First Oak Brook at the request of MB Financial or taken by either company in accordance with accounting principles generally accepted in the United States, (4) public disclosure of the merger and compliance with the terms of the merger agreement, including expenses incurred in connection with the merger, (5) actions or inactions of either company taken with the consent of the other company or as permitted under the merger agreement, (6) the payment of any amounts due to directors, officers or employees of First Oak Brook pursuant to agreements previously disclosed to MB Financial, (7) any changes resulting from Statement of Financial Accounting Standards No. 115, which relates to accounting for certain investments in debt and equity securities, (8) changes in national or international political or social conditions, including war or other military action or terrorist attacks or (9) any change in the value of either company’s securities or loan portfolio, or either company’s deposits or borrowings, resulting from a change in interest rates generally.

The representations and warranties of each of MB Financial and First Oak Brook have been made solely for the benefit of the other party and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•                  have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•                  will not survive consummation of the merger;

•                  cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, except in the case of a willful material breach;

•                  may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•                  are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•                  were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by MB Financial and First Oak Brook to each other primarily relate to:

•                  capitalization;

•                  in the case of First Oak Brook, that its board of directors has taken the actions necessary to ensure that the rights attached to the outstanding shares of First Oak Brook common stock pursuant to the First Oak Brook rights plan do not become exercisable as a result of the merger agreement and the transactions contemplated by the merger agreement;

•                  corporate organization and existence;

•                  ownership of subsidiaries;

•                  corporate authorization to enter into the merger agreement and to consummate the merger;

•                  absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

•                  regulatory approvals required in connection with the merger;

•                  reports filed with the SEC and bank regulatory agencies;

•                  financial statements;

•                  absence of material adverse effect on each company since December 31, 2005;

•                  environmental matters;

•                  tax matters;

•                  legal proceedings;

•                  compliance with laws, well-capitalized status of subsidiary banks under regulatory capital requirements and Community Reinvestment Act rating of subsidiary banks;

•                  employee benefit plans and labor matters;

•                  in the case of First Oak Brook, certain contracts;

•                  fees paid to financial advisors;

•                  maintenance of insurance;

•                  ownership and other property rights;

•                  adequacy of loan loss allowance;

•                  transactions with insiders;

•                  delivery of an opinion of its financial advisor;

•                  absence of undisclosed liabilities;

•                  absence of events that would give rise to a material claim for indemnification by a director, advisory director, officer or employee except as otherwise disclosed to the other company;

•                  loan and investment portfolios;

•                  accuracy of books and records;

•                  absence of defaults under contracts;

•                  rights to intellectual property;

•                  interest rate risk management instruments, such as swaps, caps, floors, option agreements, futures and forward contracts;

•                  administration of trust and other fiduciary accounts;

•                  maintenance of adequate internal controls; and

•                  inapplicability to the merger of any takeover law.

Conditions to Completion of the Merger

Mutual Closing Conditions. The obligations of MB Financial and First Oak Brook to complete the merger are subject to the satisfaction of the following conditions:

•                  adoption of the merger agreement by First Oak Brook stockholders and approval of the MB Financial share issuance in the merger by MB Financial stockholders;

•                  receipt of all regulatory approvals required to complete the merger and the bank merger and the change in ownership of First Oak Brook’s subsidiaries and the expiration of all statutory waiting periods; however, no approval will be deemed received if it contains any non-standard condition or requirement that would, in the good faith reasonable judgment of the MB Financial board of directors, materially and adversely affect the business, operations, financial condition, property or assets of the combined company or materially impair the value of First Oak Brook to MB Financial;

•                  absence of any injunction or other legal restraint blocking the merger or the bank merger;

•                  the Registration Statement on Form S-4, of which this document is a part, being effective and not subject to any stop order by the SEC;

•                  receipt of all permits and authorizations under state securities laws necessary to consummate the merger and for MB Financial to issue its shares in the merger;

•                  qualification for listing on the Nasdaq Stock Market of the shares of MB Financial common stock to be issued in the merger; and

•                  each company having obtained all other governmental approvals and consents required for the merger and the bank merger.

Additional Closing Conditions for the Benefit of First Oak Brook.  In addition to the mutual closing conditions, First Oak Brook’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•                  accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by MB Financial to the extent specified in the merger agreement;

•                  performance in all material respects by MB Financial of the obligations required to be performed by it at or prior to closing;

•                  the receipt by First Oak Brook of a certificate signed by the Chief Executive Officer or Chief Financial Officer of MB Financial certifying that the two preceding conditions have been met; and

•                  the receipt by First Oak Brook of an opinion of MB Financial’s legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that each of First Oak Brook and MB Financial will be a party to that reorganization within the meaning of Section 368(b) of the Code.

Additional Closing Conditions for the Benefit of MB Financial. In addition to the mutual closing conditions, MB Financial’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•                  accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by First Oak Brook to the extent specified in the merger agreement;

•                  performance in all material respects by First Oak Brook of the obligations required to be performed by it at or prior to closing;

•                  the holders of no more than 10% of the outstanding shares of First Oak Brook common stock exercise appraisal rights under Delaware law as dissenting stockholders;

•                  the receipt by MB Financial of a certificate signed by the Chief Executive Officer or Chief Financial Officer of First Oak Brook certifying that the three preceding conditions have been met; and

•                  the receipt by MB Financial of an opinion of First Oak Brook’s legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that each of First Oak Brook and MB Financial will be a party to that reorganization within the meaning of Section 368(b) of the Code.

Waiver; Amendment

MB Financial and First Oak Brook can agree to amend the merger agreement and each of them can waive their right to require the other party to adhere to the terms and conditions of the merger agreement, where law allows. However, no amendment or waiver of the merger agreement may change the amount or form of consideration to be received by First Oak Brook stockholders in the merger without the approval of the stockholders of First Oak Brook or MB Financial to the extent required by applicable law.

Termination of the Merger Agreement

MB Financial and First Oak Brook can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•                  if the other company materially breaches its representations and warranties or obligations under the merger agreement and does not cure the violation within 30 days after being notified of the breach, provided that the party seeking termination is not itself in material breach of the merger agreement;

•                  if a regulatory or other governmental authority does not permit completion of the merger or the bank merger, provided that the denial is not due to the failure of the company seeking termination to fulfill its obligations under the merger agreement, or a court or other governmental body issues a final, non-appealable order prohibiting the merger or the bank merger;

•                  if MB Financial’s stockholders do not approve the MB Financial share issuance in the merger at the MB Financial special meeting or if First Oak Brook’s stockholders do not adopt the merger agreement at the First Oak Brook special meeting, provided that termination under this clause will not be effective if, under the circumstances described below, MB Financial seeks to terminate as a result of First Oak Brook’s board of directors changing its recommendation that First Oak Brook stockholders vote in favor of adopting the merger agreement or First Oak Brook seeks to terminate as a result of MB Financial’s board of directors changing its recommendation that MB Financial stockholders vote in favor of approving the issuance of MB Financial shares in the merger; or

•                  if the merger has not been completed by December 31, 2006, unless the company seeking termination is in material breach of the merger agreement.

In addition to the circumstances described above, MB Financial will be entitled to terminate the merger agreement if First Oak Brook’s board of directors withdraws, modifies or qualifies in any manner adverse to MB Financial the board’s recommendation that First Oak Brook’s stockholders vote in favor of adoption of the merger agreement and First Oak Brook’s stockholders fail to adopt the merger agreement at the First Oak Brook special meeting (or the meeting is not held), provided that this termination right does not apply if, prior to the First Oak Brook special meeting, MB Financial’s stockholders failed to approve the MB Financial share issuance in the merger at the MB Financial special meeting. If MB Financial terminates the merger agreement under this circumstance, First Oak Brook must pay MB Financial a $13.0 million termination fee as liquidated damages. MB Financial would also have had the right to terminate the merger agreement if the report it received on First Oak Brook’s headquarters facility from an independent environmental expert concluded that, in the expert’s good faith estimation, First Oak Brook would be required to expend more than $3.5 million for remediation and/or penalties relating to environmental problems at its headquarters facility.  Based on the results of the report, however, MB Financial does not have the right to terminate the merger agreement under this provision.

First Oak Brook can also terminate the merger agreement:

•                  if MB Financial’s board of directors fails to recommend that MB Financial stockholders approve the MB Financial share issuance in the merger or withdraws, modifies or qualifies that recommendation in any manner adverse to First Oak Brook and MB Financial’s stockholders fail to approve the MB Financial share issuance at the MB Financial special meeting (or the meeting is not held), provided that this termination right does not apply if, prior to the MB Financial special meeting, First Oak Brook’s stockholders failed to adopt the merger agreement at the First Oak Brook special meeting. If First Oak Brook terminates the merger agreement under this circumstance, MB Financial must pay First Oak Brook a $13.0 million termination fee as liquidated damages unless First Oak Brook has sued MB Financial for willful material breach of the merger agreement;

•                  prior to the First Oak Brook special meeting in order to enter into an agreement for a proposed third party acquisition of First Oak Brook determined by the First Oak Brook board of directors in good faith to be more favorable than the merger with MB Financial to First Oak Brook stockholders from a financial point of view which is not matched by MB Financial, provided that First Oak Brook concurrently pays MB Financial a $13.0 million termination fee as liquidated damages; or

•                  if (1) the average closing price per share of MB Financial common stock over the five-trading day period ending on the last trading day before the date on which the last required regulatory approval for the merger and bank merger has been received (referred to as the “determination date”) is less than $29.24, and (2) the number obtained by dividing the average closing price referred to in clause (1) by $35.446, which was the average closing price of MB Financial common stock for the five-day trading period ended April 28, 2006 (referred to as the “start date”), is less than the quotient obtained by dividing the price of the SNL Midwest Bank Index on the determination date by $633.64, which was the price of the SNL Midwest Bank Index on the start date (referred to as the “index ratio”), minus 0.175. If conditions (1) and (2) occur, First Oak Brook may notify MB Financial of its intention to terminate the agreement within ten business days after the determination date. MB Financial may prevent termination of the merger agreement by electing within five business days to pay additional merger consideration, in the form of MB Financial common stock, cash or a combination of both, pursuant to the formula described below.

The amount of the additional merger consideration must be such that the aggregate value of the total number of shares of MB Financial common stock to be issued in the merger (prior to any adjustment for the additional consideration) plus the value of the additional consideration (whether paid in cash or stock) will be no less than the lesser of (A) the product of $29.24 and the total number of shares of MB Financial common stock to be issued in the merger (prior to any adjustment for the additional consideration) and (B) the product of (i) the index ratio and (ii) $35.446 multiplied by the total number of shares of MB Financial common stock to be issued in the merger (prior to any adjustment for the additional consideration).

First Oak Brook will also be required to pay MB Financial a $13.0 million termination fee if, within one year after MB Financial exercises its right to terminate the merger agreement due to an uncured material breach of First Oak Brook’s representations and warranties or obligations for which it has not sued First Oak Brook for willful material breach, First Oak Brook enters into a definitive agreement for, or completes, a change in control of First Oak Brook or Oak Brook Bank or substantially all of the assets of either entity.

Employee and Benefit Plan Matters

The merger agreement calls for MB Financial to assume and continue most of First Oak Brook’s employee benefit plans and arrangements, though MB Financial reserves the right to amend or terminate these plans and arrangements. Effective May 1, 2006, no additional employee contributions may be made to the First Oak Brook employee stock purchase plan, which will be terminated immediately prior to the merger. The First Oak Brook Director Stock Plan, under which directors may elect to have their fees paid in First Oak Brook common stock or deferred in the form of director stock units, was amended effective May 1, 2006 to provide that director fees payable after that date may not be paid in First Oak Brook common stock or in director stock units under the Director Stock Plan; instead, fees deferred under the Director Stock Plan will be credited with earnings at the same hypothetical investment return provided under the First Oak Brook Executive Deferred Compensation Plan (which will be honored and assumed by MB Financial upon completion of the merger), payable in cash at the time director stock units are payable. The First Oak Brook Director Stock Plan will be terminated immediately prior to the merger, and outstanding director stock units will be assumed by MB Financial. See “—Stock Options and Other Stock-Based Awards.”

The merger agreement requires MB Financial to provide or cause to be provided to each continuing full-time employee of First Oak Brook and its subsidiaries the opportunity to participate without a waiting period (with participation commencing on the next entry date in the case of a qualified plan) in each MB Financial employee benefit and welfare plan which is generally available to similarly situated employees of MB Financial and its subsidiaries on a uniform and non-discriminatory basis. These continuing employees will be given credit for past service in determining eligibility for participation and vesting of benefits and, only with respect to severance and vacation plans, accrual of benefits. Continuing employees will not be subject to any waiting periods under the group health plan of MB Financial to the extent those periods are longer than the waiting periods under the First Oak Brook group health plan and MB Financial has agreed to use its reasonable efforts to cause its health insurance carrier to cover pre-existing conditions that were previously covered for a continuing employee under the First Oak Brook group health plan.

The merger agreement provides that before the merger completion date, First Oak Brook is to determine and award, consistent with past practice, pro rata employee bonuses (not to exceed the corresponding pro rata portion of the agreed-upon $3.0 million bonus pool for all recipients) with respect to that portion of calendar year 2006 ending on the last day of the calendar month preceding the merger completion date. In January 2007, MB

Financial is to determine and award bonuses with respect to the remaining months of 2006, the recipients and amounts of which to be determined consistent with the pro rata bonuses awarded by First Oak Brook. First Oak Brook employees who are terminated, other than for cause or due to voluntary resignation by the employee, on or after the merger completion date but prior to the date on which MB Financial pays the bonuses awarded by it for the remainder of 2006 will be entitled to the remaining portion of their 2006 bonus through the month end prior to their termination date.

Transitional Severance Plan. On May 1, 2006, First Oak Brook adopted its Transitional Severance Plan, to be effective upon the completion date of the merger. The Transitional Severance Plan provides generally for severance benefits to be paid to eligible employees of First Oak Brook whose employment is terminated on or within one year after the merger completion date, either by the employer other than for cause or by the employee due to a reduction in base pay after the merger or a required office relocation after the merger of more than 25 miles. The severance benefit will be four weeks of base pay plus an additional week of base pay for each full year of service, subject to a minimum of 12 weeks’ and a maximum of 26 weeks’ base pay for employees who are not senior officers and a minimum of 26 weeks’ and a maximum of 52 weeks’ base pay for employees who are senior officers. The severance benefit will be paid in installments on MB Financial’s regular pay dates. The severance pay provided under the Transitional Severance Plan will be reduced by the amount of any unemployment compensation received by the terminated employee during the period the severance pay is payable, and by the amount of any other severance benefits provided to the employee.

Indemnification and Continuance of Director and Officer Liability Coverage

The merger agreement provides that after the merger, MB Financial and its subsidiaries must maintain the rights to indemnification of the officers, employees, directors and agents of First Oak Brook and its subsidiaries to the maximum extent permitted under the certificate of incorporation and bylaws of First Oak Brook and the charter and bylaws of Oak Brook Bank and under applicable law with respect to claims pertaining to facts or events occurring at or prior to completion of the merger which are made, asserted or arise prior to or within six years after the merger. MB Financial or a subsidiary of MB Financial also is required to advance expenses to the fullest extent permitted by law to any individual having a right of indemnification. MB Financial also has agreed, for a period of six years after completion of the merger, to maintain officers’ and directors’ liability insurance to reimburse persons currently covered by First Oak Brook’s officers’ and directors’ liability insurance policy with respect to claims arising from facts or events occurring prior to completion of the merger. The terms of the insurance are to be at least as favorable as the current First Oak Brook policy; however, MB Financial is not required to expend in the aggregate during the coverage period more than an amount equal to 250% of the annual premium most recently paid by First Oak Brook. If MB Financial is unable to maintain or obtain the insurance required, MB Financial must use its reasonable best efforts to obtain as much comparable insurance as is available for the amount specified, which may be in the form of tail coverage, or may request First Oak Brook to obtain tail coverage at its expense prior to completion of the merger.

Expenses

All expenses incurred in connection with the merger will be paid by the party incurring the expenses, except that MB Financial and First Oak Brook will each pay one-half of the costs (excluding legal and accounting fees) incurred in connection with the preparation of this document (including copying and printing) and except that MB Financial has paid the filing fee for the Registration Statement on Form S-4 of which this document is a part and is responsible for paying the fees for all other filings for the merger with governmental authorities.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined condensed consolidated financial information for MB Financial and First Oak Brook, giving effect to the merger. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2006 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed consolidated income statements for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the merger as if it occurred on January 1, 2006 and 2005, respectively.

In the transaction, First Oak Brook will merge with and into MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial, with MBFI Acquisition Corp. as the surviving entity. First Oak Brook stockholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock for the five consecutive trading days ending on the second trading day before the date of completion of the merger and (2) $7.36.  Each First Oak Brook stockholder will be entitled to elect to receive their merger consideration in the form of MB Financial common stock, cash or a combination of both, subject to limitations and prorations such that the aggregate merger consideration will be paid approximately 80% in MB Financial common stock and approximately 20% in cash. The total number of shares MB Financial will issue and the total amount of cash MB Financial will pay in the transaction have been fixed at approximately 8.3 million shares and $73.8 million, respectively, subject to adjustment as provided in the merger agreement. See “The Merger Agreement—Merger Consideration-Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration.”

MB Financial expects that it will incur merger and integration charges as a result of the merger. The pro forma combined condensed consolidated financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect any possible financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

The merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of First Oak Brook, as of the completion date of the merger, will be recorded at their fair values and the excess of purchase price over the fair value of net assets will be allocated to goodwill. Financial statements of MB Financial issued after the consummation of the merger will reflect such values and will not be restated retroactively to reflect the historical position or results of operations of First Oak Brook. The operating results of First Oak Brook will be reflected in MB Financial’s consolidated financial statements from and after the date the merger is completed.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of First Oak Brook’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of First Oak Brook will change the amount of the purchase price allocable to goodwill. Additionally, changes to First Oak Brook’s stockholders’ equity, including net income and changes in the market value of MB Financial’s common stock through the date the merger is completed, will also change the amount of goodwill recorded. As a result, the final adjustments may be materially different from the unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed consolidated financial information presented herein. The unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed consolidated financial information are described in greater detail in the notes thereto.

The unaudited pro forma combined condensed consolidated financial information is based on, and should be read together with, the historical consolidated financial statements and related notes of MB Financial incorporated into this document by reference from its Current Report on Form 8-K filed on June 1, 2006 and of First Oak Brook incorporated into this document by reference from its Annual Report on Form 10-K for the year ended December 31, 2005.

In the first quarter of 2006, MB Financial adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”), using modified retrospective application. As a result of using modified retrospective application, certain historical MB Financial information has been restated. The pro forma information provided for MB Financial below reflects the retrospective application of SFAS 123R.

MB FINANCIAL, INC. AND FIRST OAK BROOK BANCSHARES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2006

	MB Financial, Inc.	FOBB	Pro Forma Adjustments		Pro Forma
	(In thousands)

Assets:
Cash and due from banks	$99,312	$35,403	$91,001	A	$134,715
			(91,001)
Fed funds sold	1,532	42,472	(26,000)	A	18,003
Trading securities	—	893	—		893
Investment securities - held to maturity	—	34,991	—		34,991
Investment securities - available for sale and FHLB stock	1,382,370	742,764	—		2,125,134
Loans	3,885,276	1,378,231	(19,292)	B	5,244,215
Allowance for loan losses	(45,086)	(8,848)	—		(53,934)
Net loans	3,840,190	1,369,383	(19,292)		5,190,281

Lease investments	65,152	—	—		65,152
Premises and equipment	147,507	41,207	15,231	B	203,945
Cash surrender value of life insurance	91,152	26,100	—		117,252
Goodwill	125,010	—	241,226	B	366,236
Other intangibles	12,354	—	24,331	B	36,685
Others assets	92,351	33,032	111	B	125,494

Total assets	$5,856,930	$2,326,245	$235,606		$8,418,781

Liabilities and stockholders’ equity:
Liabilities:
Deposits
Noninterest bearing	$663,042	$263,822	—		$926,864
Total interest bearing deposits	3,735,569	1,642,270	—		5,377,839
Total deposits	4,398,611	1,906,092	—		6,304,703

Borrowings	755,972	244,194	15,000	A	1,015,166
Junior subordinated notes issued to capital trusts	123,526	23,713	5,686	B	202,925
			50,000	A
Other liabilities	76,875	19,762	—		96,637

Total liabilities	5,354,984	2,193,761	70,686		7,619,431

Stockholders’ equity:
Common stock	289	21,850	(21,766)	C	373
Additional paid-in capital	142,388	9,263	288,057	C	439,708
Retained earnings	403,301	126,102	(126,102)	C	403,301
Accumulated other comprehensive loss	(14,847)	(11,709)	11,709	C	(14,847)
Treasury stock	(29,185)	(13,022)	13,022	C	(29,185)

Total stockholders’ equity	501,946	132,484	164,920		799,350

Total liabilities and stockholders’ equity	$5,856,930	$2,326,245	$235,606		$8,418,781

MB FINANCIAL, INC. AND FIRST OAK BROOK BANCSHARES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2006

	MB Financial, Inc.	FOBB	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share data)
Interest income:
Loans	$68,711	$19,459	$1,549	D	$89,719
Securities
Taxable	12,284	8,349	1,351	D	21,984
Tax exempt	2,659	368	—		3,027
Fed funds sold and interest bearing deposits with other banks	22	610	(320)	E	312
Other interest bearing accounts	121	—	—		121
Total interest income	83,797	28,786	2,580		115,163

Interest expense:
Deposits	27,281	14,112	—		41,393
Borrowings	8,726	2,663	185	E	11,574
Junior subordinated notes issued to capital trusts	2,248	547	(285)	D	3,373
			863	E
Total interest expense	38,255	17,322	763		56,340

Net interest income	45,542	11,464	1,817		58,823

Provision for loan losses	1,100	180	—		1,280

Net interest income after provision	44,442	11,284	1,817		57,543

Other income:
Loan service fees	1,752	—	—		1,752
Trust, asset management and brokerage income	3,711	1,104	—		4,815
Deposit service fees	4,773	1,064	—		5,837
Lease financing, net	3,244	—	—		3,244
Increase in life insurance value	958	247	—		1,205
Loss on sale of securities	(381)	(71)	—		(452)
Other operating income	3,162	3,618	—		6,780
Total other operating income	17,219	5,962	—		23,181

Other expense:
Salaries and employee benefits	20,300	6,758	—		27,058
Occupancy and equipment	5,943	1,644	63	D	7,650
Intangible amortization	240	—	912	D	1,152
Other operating expense	10,367	3,964			14,331
Total other operating expense	36,850	12,366	975		50,191

Income before income taxes	24,811	4,880	842		30,533
Income taxes	7,672	1,458	295		9,425

Net income	$17,139	$3,422	$547		$21,108

Earnings Per Share:
Basic	$0.61	$0.35			$0.58
Diluted	$0.60	$0.34			$0.57
Average Shares Outstanding:
Basic	28,288,782	9,901,477	—	F	36,677,512
Diluted	28,797,627	10,008,458	—	F	37,186,357

MB FINANCIAL, INC. AND FIRST OAK BROOK BANCSHARES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2005

	MB Financial, Inc.	FOBB	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share data)
Interest income:
Loans	$236,088	$66,206	$5,914	D	$308,208
Securities
Taxable	47,305	33,124	5,186	D	85,615
Tax exempt	10,062	1,546	—		11,608
Fed funds sold and interest bearing deposits with other banks	84	1,178	(1,300)	E	(38)
Other interest bearing accounts	365	—	—		365
Total interest income	293,904	102,054	9,800		405,758

Interest expense:
Deposits	82,256	42,392	—		124,648
Borrowings	22,982	6,352	750	E	30,084
Junior subordinated notes issued to capital trusts	7,280	1,952	(1,137)	D	11,595
			3,500	E
Total interest expense	112,518	50,696	3,113		166,327

Net interest income	181,386	51,358	6,687		239,431

Provision for loan losses	8,650	360	—		9,010

Net interest income after provision	172,736	50,998	6,687		230,421

Other income:
Loan service fees	5,194	—	—		5,194
Trust, asset management and brokerage income	13,764	3,054	—		16,818
Deposit service fees	19,469	4,644	—		24,113
Lease financing, net	14,232	—	—		14,232
Increase in life insurance value	3,890	995	—		4,885
Gain (loss) on sale of securities	(1,531)	187	—		(1,344)
Other operating income	7,411	11,324	—		18,735
Total other operating income	62,429	20,204	—		82,633

Other expense:
Salaries and employee benefits	76,826	25,456	—		102,282
Occupancy and equipment	23,400	5,820	254	D	29,474
Intangible amortization	993	—	3,578	D	4,571
Other operating expense	40,413	15,874	—		56,287
Total other operating expense	141,632	47,150	3,832		192,614

Income before income taxes	93,533	24,052	2,855		120,440
Income taxes	28,779	7,419	999		37,197

Net income	$64,754	$16,633	$1,856		$83,243

Earnings Per Share:
Basic	$2.27	$1.69			$2.26
Diluted	$2.24	$1.67			$2.23
Average Shares Outstanding:
Basic	28,480,909	9,846,806	—	F	36,869,639
Diluted	28,895,042	9,981,683	—	F	37,283,772

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 1 — Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information has been prepared assuming that the merger will be accounted for under the purchase method of accounting. The unaudited pro forma combined condensed consolidated statement of earnings for the year ended December 31, 2005 and three months ended March 31, 2006, is presented as if the merger occurred at the beginning of the period. The unaudited pro forma combined condensed balance sheet as of March 31, 2006 is presented as if the merger occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the merger actually occurred on those dates. MB Financial is in the process of completing its review of First Oak Brook’s accounting policies. After this review is completed, MB Financial might determine that it is necessary to restate certain amounts in the financial statements of First Oak Brook to conform to MB Financial’s accounting policies.

Certain historical data of First Oak Brook has been reclassified on a pro forma basis to conform to MB Financial’s classifications. The common stock in the unaudited pro forma combined condensed consolidated balance sheet has been adjusted to reflect the par value amount of shares of MB Financial.

Note 2 — Purchase Price

Under the terms of the merger agreement, approximately 80% of the shares of First Oak Brook common stock will be exchanged for shares of MB Financial common stock (with cash paid in lieu of fractional share interests), and approximately 20% of the shares of First Oak Brook common stock will be exchanged for cash. Assuming that, after the date of the merger agreement and prior to the completion of the merger, a total of 75,849 shares of First Oak Brook common stock are issued pursuant to purchases under the First Oak Brook employee stock purchase plan (3,766 shares) and conversions of director stock units (44,785 shares) and restricted stock units (27,298 shares), MB Financial will issue approximately 8.4 million shares of common stock in the merger, resulting in approximately 36.8 million shares of common stock outstanding after the merger, and pay aggregate cash consideration in the merger of approximately $74.4 million. The foregoing assumption does not reflect any shares of First Oak Brook common stock that may be issued pursuant to stock option exercises after the date of the merger agreement and prior to completion of the merger, which will also result in proportionate increases in the number of MB Financial shares issued and amount of cash consideration paid in the merger.

Note 3 — Allocation of Purchase Price of First Oak Brook

Under purchase accounting, First Oak Brook’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair values have been determined by MB Financial based upon available information. MB Financial cannot be sure that such estimated values represent the fair value that would ultimately be determined as of the merger date. The following are the pro forma adjustments made to record the transaction and to adjust First Oak Brook’s assets and liabilities to their estimated fair values at March 31, 2006.

Purchase Price of First Oak Brook (in thousands):
Market value (assuming market value per share of $35.45) of MB Financial common stock to be issued	$297,404
Cash to be paid	74,351
Transaction costs, net of tax of $5,215	11,435
$383,190

Historical net assets of First Oak Brook as of March 31, 2006	$132,484
Fair market value adjustments as of March 31, 2006
Loans (Adjustment Note B)	$(19,292)
Premises and Equipment (Adjustment Note B)	15,231
Goodwill (Adjustment Note B)	241,226
Core deposit intangibles (Adjustment Note B)	24,331
Junior subordinated debt issued to capital trusts (Adjustment Note B)	(5,686)
Deferred taxes on purchase accounting adjustments	(5,104)
$383,190

Deferred taxes on purchase accounting adjustments netted with the deferred taxes on transaction costs (Adjustment Note B)	$111

All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. The purchase price above includes cash paid and MB Financial common stock issued for the First Oak Brook shares issued prior to the merger under the First Oak Brook employee stock purchase plan, director stock units and restricted stock units but not for any exercises of First Oak Brook stock options that may occur prior to completion of the merger. See Note 2. Cash to be paid excludes cash to be paid in lieu of fractional share interests for the stock portion of the merger consideration.

The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, MB Financial has included an estimated core deposit intangible calculated as 3.0% of non-time deposits. In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

Adjustment Note C in the adjustments to the pro forma combined condensed consolidated financial information results in the elimination of First Oak Brook’s stockholders’ equity and reflects the issuance of MB Financial shares in the merger.

Note 4 — Merger Costs of First Oak Brook

The table below reflects MB Financial’s current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $11.4 million (net of $5.2 million of taxes, computed using the combined federal and state tax rate of 35%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Professional fees	$750	(1)
Investment banker fees	4,000	(2)
Severance	3,000
Data processing	500
Signage	200
Marketing	200
Change of control payments	6,000
Other	2,000
Pre-tax transactions costs	16,650
Taxes	5,215
Total transaction costs	$11,435

(1) None of this amount is tax deductible.

(2) Of this amount, $1.0 million is not tax deductible.

MB Financial’s cost estimates are forward-looking. While the costs represent MB Financial’s current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

Note 5 — Sources of Funds

MB Financial intends to finance approximately $50 million (Adjustment Note A) of the cash portion of the purchase price by issuing trust preferred securities and/or subordinated debt and fund the remaining $41 million (Adjustment Note A) of the cash portion of the purchase price and transaction costs through internal cash resources through the normal course of operations by an assumed $15.0 million (Adjustment Note A) increase in short-term borrowings and an assumed $26.0 million (Adjustment Note A) reduction in Fed Funds sold.

For purposes of the pro forma combined condensed consolidated financial information, it is assumed that the trust preferred securities and/or subordinated debt will be issued at a rate of 7%, resulting in interest expense of $863 thousand (Adjustment Note E) for the three months ended March 31, 2006 and $3.5 million (Adjustment Note E) for the year ended December 31, 2005.

For purposes of the pro forma combined condensed consolidated financial information, the increased short-term borrowings are assumed to be at a rate of 5%, resulting in interest expense of $185 thousand (Adjustment Note E) for the three months ended March 31, 2006 and $750 thousand (Adjustment Note E) for the year ended December 31, 2005. The assumed reduction in Fed Funds sold (assumed at a rate of 5%) is $320 thousand (Note E) for the three months ended March 31, 2006 and $1.3 million (Note E) for the year ended December 31, 2005.

Note 6 — Pro Forma Condensed Combined Statement of Income Adjustments

For purposes of determining the pro forma effect of the merger on the statement of income, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2005 and 2006 (in thousands):

	For the three months	For the year ended
	ended March 31, 2006	December 31, 2005

Yield adjustment for income on loans (Adjustment Note D)	$1,549	$5,914
Yield adjustment for income on investments (Adjustment Note D)	1,351	5,186
Amortization of core deposit intangible (Adjustment Note D)	(912)	(3,578)
Yield adjustment for interest expense on junior subordinated debt (Adjustment Note D)	285	1,137
Amortization of fixed assets (Adjustment Note D)	(63)	(254)
	$2,210	$8,405
Tax effect of pro forma adjustments	773	2,942
	$1,437	$5,463

Taxes were adjusted for pro forma purposes at a 35% rate for all income statement adjustments.

Basic and dilutive average shares outstanding (Adjustment Note F) were calculated by adding the shares assumed to be issued by MB Financial in the merger (8.4 million shares) to the historical average MB Financial shares outstanding for the three months ended March 31, 2006 and for the year ended December 31, 2005.

The following assumptions were used for purposes of determining the pro forma effect of the merger on the statement of income. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but will be reviewed for impairment at least annually.

	Weighted Average
	Remaining Term/	Method of Amortization
	Useful Life (years)	or Accretion

Loans	4.8	Accelerated
Investments	5	Accelerated
Non time deposits	10	Accelerated
Junior subordinated debt	5	Straight Line
Fixed assets	40	Straight Line

DESCRIPTION OF MB FINANCIAL’S CAPITAL STOCK

The following information regarding the material terms of MB Financial’s capital stock is qualified in its entirety by reference to MB Financial’s charter.

General

MB Financial’s authorized capital stock consists of:

•                  40,000,000 shares of common stock, par value $.01 per share; and

•                  1,000,000 shares of preferred stock, par value $.01 per share.

MB Financial’s charter authorizes MB Financial’s board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. MB Financial’s charter provides by its terms that it may be amended by action of MB Financial’s board of directors without a stockholder vote to change the number of shares of authorized capital stock. See “Comparison of Stockholder Rights—Amendment of Corporate Governance Documents.” As of March 31, 2006, there were 28,087,516 shares of MB Financial common stock issued and outstanding. No shares of MB Financial preferred stock or other stock are currently outstanding. MB Financial’s common stock is traded on The Nasdaq Stock Market National Market system under the symbol “MBFI.”

Common Stock

Each share of MB Financial common stock has the same relative rights and is identical in all respects with each other share of MB Financial common stock. MB Financial common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Subject to any prior rights of the holders of any preferred or other stock of MB Financial then outstanding, holders of MB Financial common stock are entitled to receive such dividends as are declared by the board of directors of MB Financial out of funds legally available for dividends.

Except with respect to greater than 14.9% stockholders, full voting rights are vested in the holders of MB Financial common stock and each share is entitled to one vote. See “Comparison of Stockholders Rights—Restrictions on Voting Rights.”  Subject to any prior rights of the holders of any MB Financial preferred or other stock then outstanding, in the event of a liquidation, dissolution or winding up of MB Financial, holders of shares of MB Financial common stock will be entitled to receive, pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of MB Financial common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by MB Financial, nor will they have cumulative voting rights.

Preferred and Other Stock

MB Financial may issue preferred stock, preference stock, special stock or other stock, in one or more series at such time or times and for such consideration as the board of directors of MB Financial may determine, generally without stockholder approval. The board of directors of MB Financial is expressly authorized at any time, and from time to time, to issue MB Financial preferred or other stock, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of MB Financial is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of MB Financial’s board of directors to approve the issuance of preferred or other stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in MB Financial more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of MB Financial.

Shares of preferred or other stock redeemed or acquired by MB Financial may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by MB Financial upon approval of its board of directors.

Other Anti-Takeover Provisions

In addition to the ability to issue preferred and other stock without stockholder approval, MB Financial’s charter and bylaws contain a number of other provisions which may have the effect of delaying, deferring or preventing a change in control of MB Financial. See “Comparison of Stockholder Rights.”

COMPARISON OF STOCKHOLDER RIGHTS

First Oak Brook is incorporated under the laws of the State of Delaware. MB Financial is incorporated under the laws of the State of Maryland. The rights of holders of First Oak Brook common stock are governed by Delaware law and First Oak Brook’s certificate of incorporation and bylaws. The rights of holders of MB Financial common stock are governed by Maryland law and MB Financial’s charter and bylaws. Consequently, after the merger, the rights of former stockholders of First Oak Brook who receive shares of MB Financial common stock in the merger will be determined by reference to MB Financial’s charter and bylaws and Maryland law.

This section describes certain differences between the rights of MB Financial stockholders and First Oak Brook stockholders, including those which may be material. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders is not intended to indicate that other differences that are equally important do not exist. The discussion in this section is qualified in its entirety by reference to Maryland and Delaware law, and to MB Financial’s charter and bylaws and First Oak Brook’s certificate of incorporation and bylaws and Rights Agreement dated May 4, 1999. Copies of the governing corporate instruments are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information.”

MB Financial	First Oak Brook

Authorized Capital Stock

The authorized capital stock of MB Financial consists of 41,000,000 shares of capital stock, presently classified as follows:	The authorized capital stock of First Oak Brook consists of:

• 40,000,000 shares of common stock, par value $.01 per share; and	• 16,000,000 shares of common stock, par value $2.00 per share; and

• 1,000,000 shares of preferred stock, par value $.01 per share.	• 100,000 shares of preferred stock, without par value.

MB Financial’s charter authorizes MB Financial’s board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. MB Financial is authorized under its charter to issue additional shares of capital stock, up to the amount authorized, generally without stockholder approval. In addition, MB Financial’s charter provides by its terms that it may be amended by MB Financial’s board of directors, without a stockholder vote, to change the number of shares of capital stock authorized, which could have the effect of diluting the interests of stockholders.

First Oak Brook is authorized under its certificate of incorporation to issue additional shares of authorized capital stock, and set the terms of preferred stock, generally without stockholder approval. An amendment to First Oak Brook’s certificate of incorporation to change the authorized capital stock requires the approval of First Oak Brook’s stockholders.

MB Financial	First Oak Brook

Dividends

Under Maryland law, MB Financial is permitted to pay dividends or make other distributions unless after the distribution: (1) MB Financial would not be able to pay its debts as they become due in the usual course of business; or (2) MB Financial’s total assets would be less than the sum of its total liabilities, plus, unless MB Financial’s charter permits otherwise, the amount that would be needed, if MB Financial were dissolved at the time of the distribution, to satisfy preferential rights of stockholders whose preferential rights are superior to those receiving the distribution.

Pursuant to Delaware law, First Oak Brook may pay dividends on its common stock out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of First Oak Brook would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Advance Notice Provisions

MB Financial’s bylaws provide that MB Financial must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal must be received by MB Financial no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.

MB Financial’s bylaws also provide that MB Financial must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination must be received by the secretary no later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.

First Oak Brook’s bylaws provide that First Oak Brook must receive written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, not less than 120 days before the anniversary of the preceding year’s annual meeting. If the date of the current year annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal must be received by First Oak Brook no later than the close of business on the later of the 120th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public announcement of the meeting date is first made. Stockholder nominations for an election to be held at a special meeting of stockholders must be delivered to First Oak Brook at least 15 days before the date on which the proxy statement for that meeting is mailed to First Oak Brook stockholders.

Voting Limitations

Charter Provision. MB Financial’s charter generally prohibits any stockholder that beneficially owns more than 14.9% of the outstanding shares of MB Financial common stock	Charter Provision. First Oak Brook’s certificate of incorporation does not contain any voting limitation of the type contained in MB Financial’s charter.

MB Financial	First Oak Brook

from voting shares in excess of this limit.

State Law. The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which MB Financial has done pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of MB Financial common stock. Though not expected, MB Financial could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision. See “—Amendment of Corporate Governance Documents.”

State Law. The Delaware General Corporation Law does not contain a control share acquisition statute.

Number and Classification of Directors

MB Financial’s board of directors is divided into three classes, with the members of each class of directors serving staggered three-year terms. MB Financial’s bylaws provide that MB Financial will have the number of directors set forth in its charter (17), until changed to a number not greater than 25 by the board of directors by a vote of a majority of the whole board (meaning the total number of directors MB Financial would have if there were no vacancies on the board). MB Financial currently has 15 directors.

Like the board of directors of MB Financial, the board of directors of First Oak Brook is divided into three classes, with the members of each class serving staggered three-year terms. First Oak Brook’s bylaws provide that the number of directors may not be less than eight nor more than 12, with the number to be determined from time to time by the First Oak Brook board of directors. First Oak Brook currently has nine directors.

Removal of Directors

MB Financial’s charter provides that, subject to the rights of the holders of any class of preferred or other stock outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of

First Oak Brook’s certificate of incorporation provides that a director may removed from office only for cause and only by the vote of (1) the holders of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class or (2) a majority of the

MB Financial	First Oak Brook

directors, voting together as a single class.	board of directors.

Filling Vacancies on the Board of Directors

MB Financial’s charter and bylaws provide that, subject to the rights of the holders of any series of preferred or other stock outstanding, vacancies in the board of directors may be filled by a majority vote of the directors then in office, though less than a quorum, and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified. In addition, any vacancy resulting from the removal of a director may be filled by the stockholders.

First Oak Brook’s certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors and any vacancy on the board resulting from death, resignation, retirement, disqualifi-cation, removal from office or other cause shall be filled by a majority of the directors then in office, and any director so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of the class to which they have been appointed expires.

Amendment of Charter and Bylaws

Amendment of Charter. MB Financial’s charter generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of MB Financial common stock. The amendment of certain provisions of MB Financial’s charter, however, requires the vote of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. These include provisions relating to: voting limitations on 14.9% or greater stockholders; the prohibition on stockholder action by written consent; the call of special stockholders’ meetings; the number, classification, election and removal of directors; certain business combinations with greater than 14.9% stockholders; the prevention of greenmail; indemnification of directors and officers; limitation on liability of directors and officers; and amendments to the certificate of incorporation and bylaws. MB Financial’s charter provides by its terms that it may be amended by MB Financial’s board of directors, without a stockholder vote, to change the number of shares of capital stock authorized for issuance. Such an amendment to First Oak Brook’s certificate of incorporation requires stockholder approval in addition to action by the board of directors.

Amendment of Charter. First Oak Brook’s certificate of incorporation generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of First Oak Brook common stock. The amendment of certain provisions of First Oak Brook’s certificate of incorporation, however, requires the vote of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. These include provisions relating to: the number, classification, election and removal of directors; filling vacancies in the board of directors; prohibition on stockholders acting without a meeting; and amendment of the bylaws.

Amendment of Bylaws. MB Financial’s bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by MB Financial’s stockholders, by the vote of the holders of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of Bylaws. First Oak Brook’s bylaws may be amended either by the board of directors or by First Oak Brook’s stockholders by the vote of the holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

MB Financial	First Oak Brook

Business Combinations With Certain Persons

Charter Provision. MB Financial’s charter provides that certain business combinations (e.g., mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of MB Financial require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 14.9% stockholder of MB Financial or who is an affiliate of MB Financial and at any time within the past two years was a greater than 14.9% stockholder of MB Financial.

Charter Provision. Unlike the MB Financial charter, First Oak Brook’s certificate of incorporation does not contain a business combination provision.

State Law. The Maryland General Corporation Law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. MB Financial has opted-out of the Maryland business combination statute through a provision in its charter.

State Law. Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203), that person may not engage in certain business combinations with the corporation for a period of three years unless (1) the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder; (2) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

A Delaware corporation may elect not to be governed by Section 203. First Oak Brook has not made such an election. Section 203 does not apply to the MB Financial-First Oak Brook merger.

Stockholder Rights Plans

MB Financial does not currently have a stockholder rights plan.	Pursuant to a Rights Agreement dated as of May 4, 1999, each outstanding share of First Oak Brook common stock has attached to it one right to

MB Financial	First Oak Brook

acquire First Oak Brook preferred stock or other securities that generally will separate and become exercisable in the event any person or group acquires 15% or more of the outstanding shares of First Oak Brook common stock, causing substantial dilution to the acquiring person. The rights plan is intended to encourage anyone seeking to acquire First Oak Brook to negotiate with its board of directors prior to attempting a takeover. The First Oak Brook board of directors amended the First Oak Brook Rights Agreement to provide that the merger and related transactions will not cause the rights to separate or otherwise become exercisable. The First Oak Brook board of directors will further amend the First Oak Brook Rights Agreement to provide that the rights attached to the outstanding shares of First Oak Brook common stock will terminate upon completion of the merger.

Prevention of Greenmail

MB Financial’s charter generally prohibits MB Financial from acquiring any of its own equity securities from a beneficial owner of 5% or more of MB Financial’s voting stock unless: (i) the acquisition is approved by the holders of at least 80% of MB Financial’s voting stock not owned by the seller, voting together as a single class; (ii) the acquisition is made as part of a tender or exchange offer by MB Financial or a subsidiary of MB Financial to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of the MB Financial common stock and is approved by a majority of the board of directors, including a majority of the disinterested directors.

No such provision is contained in First Oak Brook’s certificate of incorporation or bylaws.

MB Financial	First Oak Brook

Super-Majority Stockholder Vote for Mergers, Acquisitions and Certain Other Transactions

MB Financial’s charter and bylaws do not contain any provision requiring a super-majority vote for mergers and similar transactions, except with respect to business combinations with greater than 14.9% stockholders under certain circumstances. See “—Business Combinations with Certain Persons.” In addition, except for matters which under MB Financial’s charter require a super-majority stockholder vote, MB Financial’s charter specifically provides that notwithstanding any provision of law requiring action by stockholders by a vote of greater than a majority of the outstanding shares entitled to vote, the action will be valid if approved by the holders of at least a majority of the outstanding shares entitled to vote.

First Oak Brook’s certificate of incorporation and bylaws do not contain any provision requiring a super-majority vote for mergers and similar transactions.

Non-Stockholder Constituency Provision

MB Financial’s charter provides that when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of MB Financial, (2) merge or consolidate MB Financial with another corporation or entity or (3) acquire all or substantially all of the properties and assets of MB Financial, or when evaluating any other transaction which would or may involve a change in control of MB Financial, MB Financial’s board of directors may, in exercising its business judgment as to what is in the best interests of MB Financial and its stockholders and in making any recommendation to MB Financial’s stockholders, give due consideration to all relevant factors, including, but not limited to:

No such provision is contained in First Oak Brook’s certificate of incorporation or bylaws.

• the immediate and long-term economic effect upon MB Financial’s stockholders, including stockholders, if any, who do not participate in the transaction;

•      the social and economic effect on the employees, creditors and customers of, and others dealing with, MB Financial and its subsidiaries and on the communities in which MB Financial and its subsidiaries operate or are located;

• whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of MB Financial;

• whether a more favorable price could be

MB Financial	First Oak Brook

obtained for MB Financial’s stock or other securities in the future;

• the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of MB Financial and its subsidiaries;

• the future value of the stock or any other securities of MB Financial or the other entity to be involved in the proposed transaction;

• any antitrust or other legal and regulatory issues that are raised by the proposal;

•      the business and historical, current or projected future financial condition or operating results of the other entity to be involved in the proposed transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•      the ability of MB Financial to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution.

If MB Financial’s board of directors determines that any proposed transaction of the type described above should be rejected, it may take any lawful action to defeat the transaction, including, but not limited to, any or all of the following:

• advising stockholders not to accept the proposal;

• instituting litigation against the party making the proposal;

• filing complaints with governmental and regulatory authorities;

MB Financial	First Oak Brook

• acquiring the stock or any other securities of MB Financial;

• increasing the authorized capital stock of MB Financial;

• selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect to authorized but unissued stock;

• acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and

• obtaining a more favorable offer from another individual or entity.

Action By Stockholders Without a Meeting

MB Financial’s bylaws provide that, except as described in the following sentence, any action required or permitted to be taken at a meeting of stockholders may instead be taken without a meeting if a unanimous written consent which sets forth the action is signed by each stockholder entitled to vote on the matter. The bylaws also provide that, unless MB Financial’s charter provides otherwise, the holders of any class of MB Financial stock, other than common stock, that is entitled to vote generally in the election of directors may act by written consent without a meeting if the consent is signed by the holders entitled to cast the minimum number of votes that would be necessary to approve the action at a meeting of stockholders.

First Oak Brook’s certificate of incorporation provides that any action required or permitted to be taken by the holders of First Oak Brook common stock must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Special Meetings of Stockholders

MB Financial’s bylaws provide that special meetings of stockholders may be called by MB Financial’s board of directors by vote of a majority of the whole board. In addition, MB Financial’s bylaws provide that a special meeting of stockholders shall be called by the Secretary of MB Financial on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

First Oak Brook’s bylaws provide that special meetings of stockholders may be called by the board of directors or by any officer instructed by the board of directors to call the meeting.

MB Financial	First Oak Brook

Limitation on Directors’ and Officers’ Liability

Consistent with Maryland law, MB Financial’s charter provides that an officer or director of MB Financial may not be liable to MB Financial or its stockholders for money damages, except to the extent:

•      it is proved that the person actually received an improper benefit, for the amount of the benefit; or

First Oak Brook’s certificate of incorporation contains a provision limiting the personal liability of directors to the extent permitted by the Delaware General Corporation Law, which provides that no director will be personally liable to the company or its stockholders for monetary damages for any breach of fiduciary duty except as follows:

•      a final judgment or adjudication against the person is based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action against the person; or

(1) A director may be liable under Section 174 of the Delaware General Corporation Law, which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions; and

• otherwise provided by the Maryland General Corporation Law.	(2) A director also may be liable for:

• breaching his or her duty of loyalty to the company or its stockholders;

• for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

• deriving an improper personal benefit from a transaction with the company.

Indemnification

The Maryland General Corporation Law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful. The Maryland General Corporation Law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. The Maryland General Corporation Law also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly

Under the Delaware General Corporation Law, a corporation may indemnify its directors, officers, employees and certain other individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits or proceedings arising because of the person’s relationship to the corporation. Generally, the indemnification will cover expenses regardless of whether the action stems from a civil, criminal, administrative or investigative proceeding if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in an action or suit by or in the right of the corporation (i.e., a stockholder derivative claim) except that indemnification only extends to expenses (including attorneys’ fees) incurred in the defense or settlement of such a

MB Financial	First Oak Brook

received. The person found liable in the derivative proceeding or in the proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification for expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Similar to the Delaware General Corporation Law, the Maryland General Corporation Law provides that unless otherwise provided in the corporation’s charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

proceeding. In cases involving the right of the corporation, the Delaware General Corporation Law requires court approval before there can be any indemnification when the person seeking the indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise in defense in any action, suit or proceeding described above, indemnification for expenses (including attorneys’ fees) actually and reasonably incurred is mandatory under the Delaware General Corporation Law.

The Maryland General Corporation Law provides that reasonable expenses incurred by a director, officer, employee or agent who is a party to a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the corporation receives a written affirmation from the person to receive the advancement of that person’s good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

The Delaware General Corporation Law provides that a corporation may pay the expenses incurred by a director or officer in defending a proceeding in advance of the final disposition of that proceeding, provided that the corporation has received from the director or officer a written undertaking to repay the amount advanced if it is ultimately determined that the director or officer is not entitled to be indemnified for the expenses.

MB Financial’s charter provides that MB Financial will indemnify and advance expenses to its directors and officers to the fullest extent required or permitted by the Maryland General Corporation Law. MB Financial’s charter also provides that MB Financial may indemnify other employees and agents to the extent authorized by its Board of Directors and permitted by law. MB Financial’s charter further provides, consistent with the Maryland General Corporation Law, that the rights to indemnification and to the advancement of expenses conferred by MB Financial’s charter are not exclusive of any other right which a person may have under any statute, the charter, MB Financial’s bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

First Oak Brook’s certificate of incorporation provides that First Oak Brook shall, to the fullest extent permitted by the Delaware General Corporation Law, indemnify any and all persons whom it has the power to indemnify against any and all liabilities referred to in the applicable section of the Delaware General Corporation Law, and advance expenses to officers and directors to the extent permitted by the Delaware General Corporation Law. First Oak Brook’s certificate of incorporation also provides that the First Oak Brook board of directors may approve the advancement of expenses to employees and agents. First Oak Brook’s certificate of incorporation further provides, consistent with Delaware law, that the right to indemnification and advancement of expenses conferred by First Oak Brook’s certificate of incorporation is not exclusive of any other right which a person may have under First Oak Brook’s bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

MB Financial	First Oak Brook

Appraisal Rights

The Maryland General Corporation Law provides that, except in connection with a transaction governed by the Maryland business combination statute or exempted from that statute pursuant to the statute’s fair price provisions, a stockholder is not entitled to demand the fair value of his or her shares of stock in any transaction if the stock is listed on a national securities exchange or the Nasdaq Stock Market National Market system or Capital Market system. Because, as described under “—Business Combinations with Certain Persons,” MB Financial has opted-out of the Maryland business combination statute through a charter provision, and since MB Financial common stock is listed on the Nasdaq Stock Market, the holders of MB Financial common stock are not entitled to appraisal rights under any circumstances, regardless of the form of consideration to be paid for their shares.

Under the Delaware General Corporation Law, stockholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called “appraisal rights”). Appraisal rights do not apply if, however, (1) the shares are listed on a national securities exchange or the Nasdaq Stock Market National Market system or are held by 2,000 or more holders of record and (2) except for cash in lieu of fractional share interests, the shares are being exchanged for the shares of the surviving corporation of the merger or the shares of any other corporation, which shares of such other corporation will, as of the effective date of the merger or consolidation, be listed on a national securities exchange or the Nasdaq Stock Market National Market system or held of record by more than 2,000 holders.

Because First Oak Brook stockholders may be required to accept cash for at least part of the consideration paid for their shares, First Oak Brook stockholders are entitled to appraisal rights in connection with the merger. See “The Merger—Appraisal Rights.”

Stockholder Inspection Rights

Under the Maryland General Corporation Law, only a holder or group of holders of 5% or more of the corporation’s stock for at least six months has the right to inspect the corporation’s stock ledger, list of stockholders and books of account. Stockholders who have held their shares for less than six months and holders of fewer than 5% of the shares are entitled to inspect the corporation’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements.

The Delaware General Corporation Law provides that any stockholder, regardless of the number of shares held and how long he or she has held his or her shares, generally has the right to inspect the corporation’s stock ledger, list of stockholders and other books and records, provided he or she has a proper purpose for doing so and satisfies certain procedural requirements.

LEGAL MATTERS

The validity of the shares of MB Financial common stock to be issued in connection with the merger has been passed upon by Silver, Freedman & Taff, L.L.P., Washington, D.C. The material United States federal income tax consequences of the merger have been passed upon by Silver, Freedman & Taff, L.L.P., Washington, D.C., and by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois.

EXPERTS

The consolidated financial statements of MB Financial, Inc. as of December 31, 2005 and 2004, and for each of the years in the two year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of McGladrey & Pullen LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of MB Financial, Inc. for the year ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Oak Brook Bancshares, Inc. as of and for the year ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Oak Brook Bancshares, Inc. as of December 31, 2004 and 2003, and for each of the years in the two year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

As a condition to giving its consents to the incorporation by reference into this document of their reports on each of MB Financial’s and First Oak Brook’s consolidated financial statements referred to above, KPMG LLP separately required each of MB Financial and First Oak Brook to agree to indemnify KPMG LLP for any legal costs and expenses incurred by KPMG LLP in a successful defense of any legal action or proceeding brought against it as a result of giving such consents. This indemnification will not apply if KPMG LLP is found guilty of professional malpractice or if KPMG LLP becomes liable for any part of the plaintiff’s damages by virtue of judgment or settlement. In addition, each of MB Financial and First Oak Brook must reimburse KPMG LLP for its time and expenses, including reasonable attorney’s fees, incurred in responding to any subpoena or other request for documents relating to MB Financial or First Oak Brook, as the case may be, in any proceeding to which KPMG LLP is not a party.

FUTURE STOCKHOLDER PROPOSALS

MB Financial

After the merger is completed, the next annual meeting of MB Financial’s stockholders will be held in 2007. In order to be eligible for inclusion in MB Financial’s proxy materials for the 2007 annual meeting of stockholders, any stockholder proposal for that meeting must be received by MB Financial’s Secretary at MB Financial Center, located at 6111 North River Road, Rosemont, Illinois 60018 by November 29, 2006. Any such proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and as with any stockholder proposal (regardless of whether included in MB Financial’s proxy materials), MB Financial’s charter and bylaws and Maryland law.

To be considered for presentation at MB Financial’s 2007 annual meeting, although not included in MB Financial’s proxy materials for that meeting, a stockholder proposal must be received by MB Financial’s Secretary by not earlier than the close of business on December 27, 2006 and not later than the close of business on January 26, 2007. If, however, the date of the 2007 annual meeting is before April 6, 2007 or after June 25, 2007, a stockholder proposal must instead be received by MB Financial’s Secretary not earlier than the close of business on the 120th day prior to the date of the 2007 annual meeting and not later than the close of business on the later of the 90th day before the date of the 2007 annual meeting or the tenth day following the first to occur of the day on which notice of the date of the 2007 annual meeting is mailed or the day on which public announcement of the date of the 2007 annual meeting is first made by MB Financial. If a stockholder proposal that is received by MB Financial after the applicable deadline for presentation at the 2007 annual meeting is raised at that annual meeting, the holders of the proxies for that meeting will have the discretion to vote on the proposal in accordance with their best judgment and discretion, without any discussion of the proposal in MB Financial’s proxy materials for that annual meeting.

First Oak Brook

First Oak Brook will hold an annual meeting of stockholders in 2007 only if the merger has not already been completed. If the 2007 annual meeting is held, then in order to be eligible for inclusion in First Oak Brook’s proxy materials for that annual meeting, any stockholder proposal must be received by First Oak Brook’s Secretary at 1400 Sixteenth Street, Oak Brook, Illinois 60523 by December 8, 2006. Any such proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and as with any stockholder proposal (regardless of whether included in First Oak Brook’s proxy materials), First Oak Brook’s certificate of incorporation and bylaws and Delaware law.

To be considered for presentation at First Oak Brook’s 2007 annual meeting, if held, but not for inclusion in First Oak Brook’s proxy materials for that meeting, a stockholder proposal must be received by First Oak Brook no later than January 2, 2007. If, however, the date of the 2007 annual meeting is before April 2, 2007 or after July 2, 2007, proposals must instead be received by First Oak Brook by the later of the 120th day before the date of the 2007 annual meeting or the tenth day following the day on which public announcement of the date of the 2007 annual meeting is first made. If a stockholder proposal that is received by First Oak Brook after the applicable deadline for presentation at the 2007 annual meeting is raised at that annual meeting, the holders of the proxies for that meeting will have the discretion to vote on the proposal in accordance with their best judgment and discretion, without any discussion of the proposal in First Oak Brook’s proxy materials for that annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

MB Financial and First Oak Brook file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MB Financial’s and First Oak Brook’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at “www.sec.gov.” You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

MB Financial filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of MB Financial common stock to be issued in the merger. This document is a part of that registration statement and constitutes a prospectus of MB Financial in addition to being a proxy statement of MB Financial and First Oak Brook for their respective special meetings. As permitted by SEC rules, this document does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

The SEC permits the incorporation by reference of information regarding MB Financial and First Oak Brook into this document, which means that important business and financial information about MB Financial and First Oak Brook can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that MB Financial or First Oak Brook files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that MB Financial and First Oak Brook have previously filed with the SEC and all documents filed by MB Financial and First Oak Brook with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meetings.

MB Financial Filings (SEC file number 0-24566-01)

•                  Annual Report on Form 10-K for the year ended December 31, 2005. The information contained in such Form 10-K under Part II, Item 6. Selected Financial Data, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 8. Financial Statements and Supplementary Data, has been updated by MB Financial’s Current Report on Form 8-K filed on June 1, 2006 and incorporated herein by reference.

•                  Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•                  Current Reports on Form 8-K filed on January 4, 2006 (two reports), January 13, 2006, March 1, 2006, March 30, 2006, May 2, 2006 and June 1, 2006.

First Oak Brook Filings (SEC file number 0-14468)

•                  Annual Report on Form 10-K for the year ended December 31, 2005.

•                  Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•                  Current Reports on Form 8-K filed on January 6, 2006, January 30, 2006, May 2, 2006 and May 5, 2006.

MB Financial supplied all information contained or incorporated by reference in this document relating to MB Financial and First Oak Brook supplied all information contained or incorporated by reference in this document relating to First Oak Brook.

You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from us without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. You can obtain documents incorporated by reference into this document by writing or telephoning the appropriate party at the address and telephone numbers that follow:

MB Financial Documents	First Oak Brook Documents

MB Financial, Inc.	First Oak Brook Bancshares, Inc.
6111 North River Road	1400 Sixteenth Street
Rosemont, Illinois 60018	Oak Brook, Illinois 60523
Attention: Doria Koros, Secretary	Attention:	Rosemarie Bouman, Executive Vice President,
(847) 653-1992		Chief Operating Officer and
Chief Financial Officer
(630) 571-1050

If you would like to request documents from MB Financial or First Oak Brook, you must do so by July 25, 2006 to receive them before the special meetings.

You should rely only on the information contained or incorporated by reference in this document. No one has been authorized to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than the date of this document, and neither the mailing of this document to First Oak Brook stockholders nor the issuance of MB Financial common stock in the merger shall create any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of May 1, 2006

by and among

MB FINANCIAL, INC.

MBFI ACQUISITION CORP.

and

FIRST OAK BROOK BANCSHARES, INC.

Page

RECITALS		A-1
ARTICLE I	CERTAIN DEFINITIONS	A-2

1.1	Certain Definitions	A-2

ARTICLE II	THE TRANSACTIONS	A-10

2.1	The Merger	A-10
2.2	Bank Merger	A-11
2.3	Effective Date	A-11
2.4	Reservation of Right to Revise Transactions	A-11

ARTICLE III	CONVERSION OF SHARES	A-12

3.1	Conversion of FOBB Common Stock; Merger Consideration; Dissenting Shares	A-12
3.2	Election Procedures	A-14
3.3	Delivery of Merger Consideration to Exchange Agent; Payment of Merger Consideration Relating to Certificates Surrendered at or Prior to the Election Deadline	A-17
3.4	Exchange and Other Procedures Relating to Certificates Surrendered after the Election Deadline	A-18
3.5	Return of Exchange Fund	A-19
3.6	Withholding	A-19

ARTICLE IV	ACTIONS PENDING TRANSACTION	A-20

4.1	Forbearances of FOBB and its Subsidiaries	A-20
4.2	Forbearances of MBFI and its Subsidiaries	A-24

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF FOBB	A-25

5.1	Standard	A-25
5.2	Capitalization	A-25
5.3	Organization, Standing and Authority of FOBB	A-26
5.4	FOBB Subsidiaries	A-26
5.5	Authorized and Effective Agreement	A-27
5.6	Securities Documents and Regulatory Reports	A-28
5.7	Material Adverse Effect	A-28
5.8	Environmental Matters	A-28
5.9	Tax Matters	A-29
5.10	Legal Proceedings	A-30
5.11	Compliance with Laws	A-30
5.12	Employee Benefit Plans	A-31

i

(continued)

(continued)

(continued)

EXHIBITS

Exhibit A	Form of FOBB Voting Agreement

Exhibit B	Form of MBFI Voting Agreement

Exhibit C	Form of FOBB Affiliate Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of May 1, 2006, by and between MB Financial, Inc., a Maryland corporation (“MBFI”), MBFI Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of MBFI (“Acquisition Corp.”) and First Oak Brook Bancshares, Inc., a Delaware corporation (“FOBB”).

RECITALS

WHEREAS, the Board of Directors of each of MBFI, Acquisition Corp. and FOBB (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability;

WHEREAS, in accordance with the terms of this Agreement, FOBB will merge with and into Acquisition Corp. (the “Merger”), and immediately thereafter Oak Brook Bank, an Illinois state chartered bank and wholly owned subsidiary of FOBB (“OB Bank”), will be merged (the “Bank Merger”) with and into MB Financial Bank, N.A., a national banking association and wholly owned subsidiary of MBFI (“MB Bank”);

WHEREAS, as a condition to the willingness of MBFI to enter into this Agreement, each of the directors of FOBB as well as Rosemarie Bouman and George C. Clam have entered into a Voting Agreements, substantially in the form of Exhibit A hereto, dated as of the date hereof, with MBFI (individually the “FOBB Voting Agreement”), pursuant to which each such person has agreed, among other things, to vote all shares of common stock of FOBB owned by such person in favor of the adoption of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such FOBB Voting Agreement;

WHEREAS, as a condition to the willingness of FOBB to enter into this Agreement, each of the directors of MBFI has entered into a Voting Agreement, substantially in the form of Exhibit B hereto, dated as of the date hereof, with FOBB (individually the “MBFI Voting Agreement”), pursuant to which each such director has agreed, among other things, to vote all shares of common stock of MBFI owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such MBFI Voting Agreement;

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” as such term is used in Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain covenants, representations, warranties, and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1           Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Corp.” has the meaning set forth in the preamble to this Agreement.

“Additional Consideration” has the meaning set forth in Section 9.1(j)(ii).

“Agent” has the meaning set forth in Section 3.2(b).

“Aggregate Cash Amount” has the meaning set forth in Section 3.1(e)(i).

“Aggregate FOBB Share Amount” has the meaning set forth in Section 3.1(e)(ii).

“Aggregate MBFI Share Amount” has the meaning set forth in Section 3.1(e)(iii).

“Aggregate Merger Consideration” has the meaning set forth in Section 3.1(d).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.5.

“Alternative Proposal” means any proposal to engage in, or a public announcement to engage in, or a filing with any Governmental Authority with respect to, any merger or consolidation with, purchase or lease of substantially all assets of, purchase of securities representing 20% or more of the voting power of, or any similar transaction involving, FOBB or OB Bank, but specifically excluding the transactions contemplated by this Agreement.

“Assumed Option” has the meaning set forth in Section 7.18(a).

“Bank Merger” has the meaning set forth in the Recitals to this Agreement.

“Cash Consideration” has the meaning set forth in Section 3.1(c)(i).

“Cash Election” has the meaning set forth in Section 3.1(c)(i).

“Cash Election Shares” has the meaning set forth in Section 3.2(a).

“CEO Employment Agreement” means the Transitional Employment Agreement between FOBB and Richard Rieser dated as of January 26, 1999.

“Certificates” means certificates evidencing shares of FOBB Common Stock.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Change in Recommendation” has the meaning set forth in Section 7.2(a).

“Chosen Court” has the meaning set forth in Section 10.7(b).

“COBRA” has the meaning set forth in Section 7.16(e).

“Code” has the meaning set forth in the Recitals to this Agreement.

“Competing Acquisition Agreement” has the meaning set forth in Section 7.2(c).

“Continuing Employees” has the meaning set forth in Section 7.16(d).

“CRA” means the Community Reinvestment Act.

“Defined Benefit Plan” means any qualified pension plan constituting a defined benefit plan within the meaning of Section 3(35) of ERISA.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” has the meaning set forth in Section 3.1(g)(i).

“Dissenting Shareholder” has the meaning set forth in Section 3.1(g)(i).

“DOJ” means the United States Department of Justice.

“DSUs” means director stock units awarded pursuant to the FOBB Director Stock Plan or the FOBB 2004 Stock Plan.

“Effective Date” has the meaning set forth in Section 2.3.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Election Deadline” has the meaning set forth in Section 3.2(e).

“Election Form” has the meaning set forth in Section 3.2(b).

“Election Form Record Date” has the meaning set forth in Section 3.2(b).

“Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources, damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern.  The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

“Environmental Studies” has the meaning set forth in Section 7.5.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means LaSalle Bank N.A., Chicago, Illinois or such other financial institution mutually agreed upon by the Parties.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Exchange Ratio” has the meaning set forth in Section 3.1(e)(iv).

“Expert’s Opinion” has the meaning set forth in Section 7.5.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of Chicago.

“Final MBFI Share Value” has the meaning set forth in Section 3.1(e)(v).

“Final Transaction Value” has the meaning set forth in Section 3.1(e)(vi).

“FOBB” has the meaning set forth in the preamble to this Agreement.

“FOBB Advisor” means Keefe, Bruyette & Woods Inc.

“FOBB Bank Insiders” has the meaning set forth in Section 5.19.

“FOBB Board” means the Board of Directors of First Oak Brook Bancshares, Inc.

“FOBB By-Laws” means the Bylaws of First Oak Brook Bancshares, Inc.

“FOBB Certificate” means the Certificate of Incorporation of First Oak Brook Bancshares, Inc.

“FOBB Common Stock” means the common stock, par value $2.00 per share, of First Oak Brook Bancshares, Inc.

“FOBB Director Stock Plan” means the First Oak Brook Bancshares, Inc. Director Stock Plan effective July 1, 1999 and any amendments thereto.

“FOBB Employee Plans” means all stock option, restricted stock, stock unit, employee stock purchase, ownership and stock bonus plans, pension, profit-sharing and retirement plans, deferred compensation, consultant, bonus and group insurance contracts, arrangements and agreements, or any trust agreement (or similar arrangement) related thereto, all other incentive, health, welfare and benefit plans and arrangements maintained for the benefit of, and any employment, retirement, or similar agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) is, will or may become due to, any present or former directors, employees or consultants of FOBB or any of its Subsidiaries, whether written or oral.

“FOBB Employee Stock Purchase Plan” means the First Oak Brook Bancshares, Inc. Employee Stock Purchase Plan effective May 7, 2002, and any amendments thereto.

“FOBB Executive DCP” means the First Oak Brook Bancshares, Inc. Deferred Compensation Plan effective November 1, 1997, and any amendments thereto.

“FOBB Meeting” has the meaning set forth in Section 7.02(a).

“FOBB 2001 Stock Plan” means the First Oak Brook Bancshares, Inc. Stock Incentive Plan effective January 23, 2001, and any amendments thereto.

“FOBB 2004 Stock Plan” means the First Oak Brook Bancshares, Inc. Incentive Compensation Plan effective May 4, 2004, and any amendments thereto.

“FOBB Section 16 Information” has the meaning set forth in Section 7.21.

“FOBB Shareholder Rights” has the meaning set forth in Section 5.2(a).

“FOBB Stock Options” has the meaning set forth in Section 5.2(b).

“FOBB Voting Agreement” has the meaning set forth in the Recitals of this Agreement.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Headquarters Facility” has the meaning set forth in Section 7.5.

“Illinois Bank Regulator” means the Illinois Department of Finance and Professional Regulation.

“include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

“Independent Expert” has the meaning set forth in Section 7.5.

“Insurance Amount” has the meaning set forth in Section 7.15(a).

“Intellectual Property” has the meaning set forth in Section 5.27.

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement-Prospectus” has the meaning set forth in Section 7.4(a).

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or any other material written notice received by that Person.

“Lien” means any mortgage, pledge, security interest, lien or encumbrance.

“Mailing Date” has the meaning set forth in Section 3.2(b).

“Material Adverse Effect” means, with respect to a Party, any effect that (i) is material and adverse to the financial position, results of operations, business, or operations of a Party and its Subsidiaries taken as a whole or (ii) would materially impair the ability of a Party to perform its obligations under this Agreement or otherwise materially impede the consummation of any of the Transactions; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to depository institutions generally or interpretations thereof by Governmental Authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to policies, practices or charges, in each case taken by FOBB or any of its Subsidiaries at the request of MBFI or taken by a Party or its Subsidiaries in accordance with GAAP, (d) the impact of the announcement of this Agreement and the Transactions contemplated hereby, and compliance with this Agreement on the financial position, results of operations, business, or operations of a Party and their respective Subsidiaries, including expenses incurred in connection with this Agreement or the Transactions (e) actions or omissions of a Party taken with the prior written consent of the other Party or as permitted by this Agreement, (f) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of FOBB and its Subsidiaries under employment contracts, employee benefit plans, severance agreements or other arrangements in existence as of the date hereof as Previously Disclosed, (g) any adjustments pursuant to FAS 115, (h) changes in national or international political or social conditions including the engagement by the United States in hostilities whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possession or diplomatic or consular offices or upon any military installation, equipment or a personnel of the United States, unless it uniquely affects either or both of the Parties and (i) any change in the value of the securities or loan portfolio, or any change in value of the deposits or borrowings, of and from a change in interest rates generally.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under Environmental Laws.

“MB Bank” has the meaning set forth in the Recitals to this Agreement

“MBFI” has the meaning set forth in the preamble to this Agreement.

“MBFI Advisor” means Goldman, Sachs & Co.

“MBFI Articles” means the Articles of Incorporation of MB Financial, Inc.

“MBFI Bank Insiders” has the meaning set forth in Section 6.18.

“MBFI Board” means the Board of Directors of MB Financial, Inc.

“MBFI By-Laws” means the ByLaws of MB Financial, Inc.

“MBFI Common Stock” means the common stock, par value $0.01 per share, of MB Financial, Inc.

“MBFI Meeting” has the meaning set forth in Section 7.3.

“MBFI Voting Agreement” has the meaning set forth in the Recitals of this Agreement.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(d).

“Mixed Election” has the meaning set forth in Section 3.1(c)(iii).

“NASD” means the National Association of Securities Dealers, Inc.

“Nasdaq” shall mean the Nasdaq Global Market.

“Non-Election Shares” has the meaning set forth in Section 3.2(a).

“OB Bank” has the meaning set forth in the Recitals to this Agreement.

“OCC” means the Office of the Comptroller of the Currency of the U.S. Department of the Treasury or any successor thereto.

“OREO” means real estate acquired by an entity in foreclosure or by deed in lieu of foreclosure.

“Parties” means FOBB, MBFI and Acquisition Corp.

“Party” means FOBB, MBFI or Acquisition Corp.

“Per Share Amount” has the meaning set forth in Section 3.1(e)(vii).

“Person” means any individual, bank, corporation, partnership, joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” means disclosed in a Party’s Securities Documents which are publicly available prior to the date hereof or in a written disclosure schedule delivered on or within two (2) days prior to the date hereof by the disclosing Party to the other Party and describing or listing in reasonable detail the matters contained therein.  The disclosing Party shall use reasonable efforts to specifically refer to the appropriate section of this Agreement (which may be made by incorporation by reference from one section to another if appropriate) in the written disclosure schedule.

“Pro Rata Bonus” has the meaning set forth in Section 7.16(i).

“Registration Statement” has the meaning set forth in Section 7.4(a).

“Regulatory Authority” means any Government Authority charged with the supervision or regulation of financial institutions (or their holding companies or subsidiaries) including the FRB, the OCC, the FDIC, the Illinois Bank Regulator, the DOJ and the NASD.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, accountants, legal or financial advisors or any representatives of such legal or financial advisors.

“Required Environmental Expenditures” has the meaning set forth in Section 7.5.

“Rights” means with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“Rights Agreement” has the meaning set forth in Section 5.2(a).

“RSUs” means restricted stock units awarded pursuant to the FOBB 2004 Stock Plan.

“Rule 16(b) Insiders” has the meaning set forth in Section 7.21.

“Rule 145 Affiliates” has the meaning set forth in Section 7.7(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Documents” means all reports, forms, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” means the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939; as amended, and the rules and regulations of the SEC.

“Shortfall Number” has the meaning set forth in Section 3.2(f).

“Stock Consideration” has the meaning set forth in Section 3.1(c)(ii).

“Stock Conversion Number” has the meaning set forth in Section 3.2(d).

“Stock Election” has the meaning set forth in Section 3.1(c)(ii).

“Stock Election Shares” has the meaning set forth in Section 3.2(a).

“Stock Election Number” has the meaning set forth in Section 3.2(e).

“Stock Exchange” shall mean the Nasdaq Stock Market.

“Stub Period Bonus” has the meaning set forth in Section 7.16(i).

“Subsidiary” means any entity which is required to be consolidated with a Party for financial reporting purposes.

“Superior Proposal” means any bona fide written Alternative Proposal which the FOBB Board determines in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (1) after receiving the advice of the FOBB Advisor or such other financial advisor (who shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal  (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law as reasonably determined by the FOBB Board; provided however, for purposes hereof the reference to “20%” in the definition of Alternative Proposal shall be deemed to be “50.1%”.

“Surviving Corporation” has the meaning set forth in Section 2.1(a).

“Takeover Laws” has the meaning set forth in Section 5.31.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, medicare, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, in each case imposed by any Governmental Authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Governmental Authority with respect to any Tax.

“Termination Fee” has the meaning set forth in Section 9.6.

“Transactions” means the Merger and the Bank Merger.

“Treasury Stock” has the meaning set forth in Section 3.1(b).

Other terms used herein are defined elsewhere in this Agreement.

ARTICLE II
THE TRANSACTIONS

2.1           The Merger.  (a) Constituent Corporations and Surviving Corporation.  The constituent corporations to the Merger are FOBB and Acquisition Corp.  Acquisition Corp. shall be the surviving corporation (the “Surviving Corporation”) in the Merger and the corporate existence of FOBB shall cease at the Effective Time.  The name of the Surviving Corporation shall be “MBFI Acquisition Corp.”

(b)           Corporate Law Filings and Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective (the “Effective Time”) upon the filing of a certificate of merger (the “Certificate of Merger”) relating to the Merger with the Delaware Secretary in accordance with Section 251 of the DGCL or such later time as may be agreed to by the Parties and which is set forth in the Certificate of Merger, not to exceed 30 days after the Certificate of Merger is filed with the Delaware Secretary.

(c)           Effects of Merger.  The Merger shall have the effects prescribed in the DGCL, including Acquisition Corp., as the Surviving Corporation, thereupon and thereafter possessing all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged and Acquisition Corp., as the Surviving Corporation, becoming responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged.  All rights of creditors and obligors and all Liens on the property of each of Acquisition Corp. and FOBB shall be preserved unimpaired.

(d)           Certificate of Incorporation and By-Laws of Surviving Corporation.  The Certificate of Incorporation and By-Laws of the Surviving Corporation immediately after the Merger shall be those of Acquisition Corp. as in effect immediately prior to the Effective Time.

(e)           Directors of the Surviving Corporation.  The directors of the Surviving Corporation immediately after the Merger shall be the directors of Acquisition Corp. immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

(f)            Officers of the Surviving Corporation.  The officers of the Surviving Corporation immediately after the Merger shall be the officers of Acquisition Corp. immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

(g)           Short Form Plan of Merger.  The plan of merger included in this Section 2.1 shall be separately stated in a short form plan of merger to be executed by the Parties and such plan of merger shall be separately filed with or incorporated into the Certificate of Merger to be filed with the Delaware Secretary

2.2           Bank Merger.  FOBB shall cause OB Bank, and MBFI shall cause MB Bank, to timely take all necessary and appropriate action relating to the Bank Merger (including the execution of documents and instruments), as reasonably and mutually determined by MBFI and FOBB, to obtain all approvals and consents from Regulatory Authorities and third parties relating to the Bank Merger and to enable the Bank Merger to be consummated immediately following the Merger.

2.3           Effective Date.  Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Parties shall cause the effective date of the Merger (the “Effective Date”) to occur (i) not later than the 3rd business day after the last of the conditions set forth in Article VIII to be satisfied prior to the Effective Date shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that if the last condition to closing to be satisfied pursuant to Article VIII is the receipt of an approval from a Regulatory Authority, as specified by Section 8.1(b), then the Effective Date shall not occur until after FOBB has exercised its rights applicable to it under Section 9.1(j) and all regulatory waiting periods and the time periods required by Section 9.1(j) have expired or (ii) on such other date to which the Parties may agree in writing.  The Parties shall take all necessary action to pre-file the Certificate of Merger to enable the Effective Time to occur on the Effective Date.

2.4           Reservation of Right to Revise Transactions.  MBFI shall have the right to revise the structure for effecting any of the Transactions with the consent of FOBB, which consent will not be unreasonably withheld, provided, however, that MBFI shall not have the right, without the prior written approval of the FOBB Board, and, if required, the approval of the FOBB shareholders, to make any revision to the structure of the Transactions, which (a) changes the value amount or kind of the consideration which the FOBB shareholders are entitled to receive in the Merger, (b) adversely affects the income Tax treatment of the Merger to the FOBB shareholders, or (c) will materially delay or jeopardize the receipt of any necessary consents or approvals of Regulatory Authorities or other third parties with respect to any of the Transactions or otherwise cause any condition to the Transaction set forth in Article VIII hereof not to be capable of being fulfilled in a timely manner.  MBFI may exercise this right of revision by giving written notice thereof to FOBB in the manner provided in Section 10.4.

ARTICLE III
CONVERSION OF SHARES

3.1           Conversion of FOBB Common Stock; Merger Consideration; Dissenting Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of MBFI, Acquisition Corp., FOBB or the holders of any of the shares of FOBB Common Stock, the Merger shall be effected in accordance with the following terms:

(a)           Outstanding MBFI and Acquisition Corp. Common Stock.  Each share of MBFI Common Stock and Acquisition Corp. common stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(b)           Cancellation of Treasury Stock, etc.  All shares of FOBB Common Stock held in the treasury of FOBB (“Treasury Stock”) and each share of FOBB Common Stock owned by MBFI immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the Certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(c)           Outstanding FOBB Common Stock.  Subject to the provisions of this Article III, each share of FOBB Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to Section 3(b) above and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Article III and 9.1(j)(ii) if applicable, the right to receive at the election of the holder thereof as provided in Section 3.2, the following, without interest:

(i)            for each share of FOBB Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.2 (a “Cash Election”), cash from MBFI in an amount equal to the Per Share Amount (as defined in Section 3.1(e)(vii) (the “Cash Consideration”);

(ii)           for each share of FOBB Common Stock with respect to which an election to receive MBFI Common Stock has been effectively made and not revoked or lost, pursuant to Section 3.2 (a “Stock Election”), that number of shares of MBFI Common Stock as is equal to the Exchange Ratio (as defined in Section 3.1(e)(iv)) (the “Stock Consideration”);

(iii)          a combination of the Cash Consideration and the Stock Consideration (a “Mixed Election”); or

(iv)          for each share of FOBB Common Stock other than shares as to which a Cash Election, a Stock Election or a Mixed Election has been effectively made and not revoked or lost, pursuant to Section 3.2, such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 3.2 for Non-Election Shares.

(d)           Merger Consideration.  The consideration that any one FOBB shareholder may receive pursuant to Article III is referred to herein as the “Merger Consideration” and the consideration that all of the FOBB shareholders are entitled to receive pursuant to Article III is referred to herein as the “Aggregate Merger Consideration”.

(e)           Certain Additional Defined Terms Relating to Merger Consideration.  For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Aggregate Cash Amount” means, subject to Sections 3.2(g), the aggregate of (1) $73,792,729, (2) such additional amount of cash as shall equal $36.80 multiplied by the product of 20% and the number of shares of FOBB Common Stock that are issued, from and after the date hereof and prior to the Effective Time, pursuant to (A) purchases under the FOBB Employee Stock Purchase Plan, but only to the extent set forth in Section 7.16(b) or the exercise of FOBB Options outstanding as of the date hereof and (B) the conversion of DSUs and RSUs outstanding as of the date hereof to shares of FOBB Common Stock (collectively the “Additional FOBB Shares”), and (3) the Additional Consideration under Section 9.1(j)(ii) that is in the form of cash.

(ii)           “Aggregate FOBB Share Amount” shall equal 10,026,186 shares of FOBB Common Stock; provided, however, that the Aggregate FOBB Share Amount shall be increased by virtue of the issuance of the Additional FOBB Shares.

(iii)          “Aggregate MBFI Share Amount” shall, subject to Section 3.2(g), be equal to the aggregate of (1) 8,325,745 shares of MBFI Common Stock, (2) such additional number of shares of MBFI Common Stock as shall equal 1.038 multiplied by the product of 80% and the number of Additional FOBB Shares and (3) the Additional Consideration under Section 9.1(j)(ii) that is in the form of MBFI Common Stock.

(iv)          “Exchange Ratio” means that number of shares of MBFI Common Stock as shall be obtained by dividing the Per Share Amount by the Final MBFI Share Value, rounded to the nearest one ten-thousandth of a share.

(v)           “Final MBFI Share Value” means the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of MBFI Common Stock reported on the Nasdaq for the five consecutive trading days immediately preceding but not including the trading day prior to the Effective Date.

(vi)          “Final Transaction Value” means the sum of (A) the Aggregate Cash Amount and (B) the product obtained by multiplying the Aggregate MBFI Share Amount by the Final MBFI Share Value.

(vii)         “Per Share Amount” means the amount obtained by dividing the Final Transaction Value by the Aggregate FOBB Share Amount.

(f)            Adjustment to Aggregate MBFI Share Amount.  In the event MBFI changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of MBFI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding MBFI Common Stock and the record date therefor shall be prior to the

Effective Time, the Aggregate MBFI Share Amount shall be proportionately and appropriately adjusted.

(g)           Dissenting Shares.

(i)            Each outstanding share of FOBB Common Stock the holder of which has perfected his right of appraisal under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. FOBB shall give MBFI prompt notice upon receipt by FOBB of any such demands for payment of the fair value of such shares of FOBB Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and MBFI shall have the right to participate in all negotiations and proceedings with respect to any such demands. FOBB shall not, except with the prior written consent of MBFI, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made in cash by the Surviving Corporation.

(ii)           If any Dissenting Shareholder shall effectively withdraw or lose  (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of FOBB Common Stock shall be converted into a right to receive cash or MBFI Common Stock in accordance with the applicable provisions of this Article III.  If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or the Election Deadline), each share of FOBB Common Stock of such holder shall be treated as a Non-Election Share.

(h)           Cancellation of FOBB Common Stock.  After the Effective Time, shares of FOBB Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this Section 3.1 represent the right to receive the Merger Consideration (or as to Dissenting Shares, such rights as provided by the DGCL) and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by FOBB on such shares of FOBB Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.2           Election Procedures.

(a)           General Provisions.  Holders of FOBB Common Stock may elect to receive shares of MBFI Common Stock or cash (in either case without interest) in exchange for their shares of FOBB Common Stock in accordance with the procedures set forth herein. Shares of FOBB Common Stock as to which a Cash Election (including pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.” Shares of FOBB Common Stock

as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of FOBB Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non- Election Shares.”  For purposes of this Article III, any Dissenting Shares shall be deemed to be Cash Election Shares, and the holders thereof shall in no event receive consideration comprised of MBFI Common Stock with respect to such shares; provided; however, that for purposes of making the proration calculations provided for in this Section 3.2, only Dissenting Shares as existing at the Effective Time shall be deemed Cash Election Shares.

(b)           Election Form and Transmittal Materials.  An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as FOBB and MBFI shall mutually agree (“Election Form”), shall be mailed no more than 40 business days and no less than 20 business days prior to the anticipated Effective Date or on such earlier date as MBFI and FOBB shall mutually agree (the “Mailing Date”) to each holder of record of FOBB Common Stock as of five business days prior to the Mailing Date (the “Election Form Record Date”).  Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 3.2, (i) to elect to receive the Cash Consideration for all of the shares of FOBB Common Stock held by such holder, (ii) to elect to receive the Stock Consideration for all of such shares, (iii) elect to receive the Stock Consideration for a part of such holder’s FOBB Common Stock and the Cash Consideration for the remaining part of such holder’s FOBB Common Stock, or (iv) to indicate that such record holder has no preference as to the receipt of cash or MBFI Common Stock for such shares. A holder of record of shares of FOBB Common Stock who holds such shares as nominee, trustee or in another representative capacity (an “Agent”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of FOBB Common Stock held by such Agent for a particular beneficial owner. Any shares of FOBB Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c)           Election Deadline.  To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., Central time, on the 25th day following the Mailing Date (or such other time and date as MBFI and FOBB may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Effective Date. FOBB shall use its reasonable efforts to make available up to two separate Election Forms, or such additional Election Forms as MBFI may permit, to all Persons who become holders of record of FOBB Common Stock between the Election Form Record Date and the close of business on the 2nd business day prior to the Election Deadline. FOBB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of FOBB Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If an FOBB shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of FOBB Common Stock held by such shareholder shall be designated as Non-Election Shares.  Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. MBFI shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All elections shall be revoked automatically if the Exchange Agent is notified in writing by MBFI or FOBB, upon exercise by MBFI or FOBB of its respective or their mutual rights to terminate this Agreement to the extent provided under Section 9.1, that this Agreement has been terminated in accordance with Section 9.1.

(d)           Stock Conversion Number.  Notwithstanding any other provision contained in this Agreement, the total number of shares of FOBB Common Stock to be converted into Stock Consideration pursuant to Section 3.1(c)(ii) (the “Stock Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Aggregate MBFI Share Amount by (y) the Exchange Ratio.  All of the other shares of FOBB Common Stock shall be converted into Cash Consideration (in each case, excluding shares of FOBB Common Stock to be canceled as provided in Section 3.1(b)).

(e)           Excess Stock Election Shares.  If the aggregate number of shares of FOBB Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

(f)            Excess Cash Election Shares.  If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(i)            If the Shortfall Number is less than or equal to the number of Non- Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(ii)           If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(g)           Adjustment to Preserve Tax Treatment.  In the event that the quotient obtained by dividing (x) the product of (i) the Aggregate MBFI Share Amount and (ii) the Final MBFI Share Value by (y) the sum of the Aggregate Cash Amount and the product of (i) the Aggregate MBFI Share Amount and (ii) the Final MBFI Share Value, is less than 0.45, the Aggregate MBFI Share Amount shall be increased by the Share Adjustment Amount (as defined in this Section 3.2.(g)) and the Aggregate Cash Amount shall be decreased by the product of (x) the Final MBFI Share Value and (y) the Share Adjustment Amount, where the “Share Adjustment Amount” shall be equal to the quotient obtained by dividing (x) the difference obtained by subtracting (i) the product of (a) 0.45 and (b) the sum of the Aggregate Cash Amount and the product of (1) the Aggregate MBFI Share Amount and (2) the Final MBFI Share Value from (ii) the product of (a) the Aggregate MBFI Share Amount and (b) the Final MBFI Share Value by (y) the Final MBFI Share Value.  In the event that the Aggregate MBFI Share Amount and the Aggregate Cash Amount are adjusted as provided for in this Section 3.2.(g), all references in this Agreement to the “Aggregate MBFI Share Amount” and the “Aggregate Cash Amount” shall refer to the Aggregate MBFI Share Amount and the Aggregate Cash Amount as adjusted in this Section 3.2.(g).

(h)           No Fractional Shares.  Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of MBFI Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to MBFI Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a shareholder of MBFI. In lieu of the issuance of any such fractional share, MBFI shall pay to each former holder of FOBB Common Stock who otherwise would be entitled to receive a fractional share of MBFI Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Final MBFI Share Value.  For purposes of determining any fractional share interest, all shares of FOBB Common Stock owned by a FOBB shareholder shall be combined so as to calculate the maximum number of whole shares of MBFI Common Stock issuable to such FOBB shareholder.

3.3           Delivery of Merger Consideration to Exchange Agent; Payment of Merger Consideration Relating to Certificates Surrendered at or Prior to the Election Deadline.  Prior to the Effective Time, MBFI shall deliver to the Exchange Agent the Aggregate Merger

Consideration (less the Cash Consideration applicable to Dissenting Shares) which shall consist of (i) certificates representing the Aggregate MBFI Share Amount and (ii) the Aggregate Cash Amount less the Cash Consideration applicable to Dissenting Shares (collectively, the “Exchange Fund”).  On an “as required” basis, MBFI shall promptly and timely tender to the Exchange Agent additional cash funds required for the payment of cash in lieu of fractional shares in the Merger, which amounts when paid shall constitute a part of the Exchange Fund.  As soon as practicable after the Effective Date, but not later than the 5th business day after the Effective Date, the Exchange Agent shall tender to each shareholder of FOBB, who properly surrendered Certificates to the Exchange Agent with an Election Form at or prior to the Election Deadline (x) a certificate representing that number of shares of MBFI Common Stock (if any) to which such former holder of FOBB Common Stock shall have become entitled pursuant to the provisions of Section 3.1 or 3.2 hereof, (y) a check representing that amount of cash (if any) to which such former holder of FOBB Common Stock shall have become entitled pursuant to the provisions of Section 3.1 or 3.2 hereof and (z) a check representing the amount of cash (if any) payable in lieu of a fractional share of MBFI Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable in lieu of fractional shares.  Certificates surrendered for exchange by any Person identified by FOBB pursuant to Section 7.7 as a Rule 145 Affiliate shall not be exchanged for shares of MBFI Common Stock until MBFI has received a written agreement from such Person as specified in Section 7.7.

3.4           Exchange and Other Procedures Relating to Certificates Surrendered after the Election Deadline.

(a)           Transmittal and Deliveries.  As promptly as practicable after the Effective Date, but not later than five (5) business days thereafter, with respect to FOBB shareholders (i) whose addresses have been furnished to MBFI or the Exchange Agent on or prior to the Effective Date and (ii) who did not surrender or improperly surrendered their Certificates to the Exchange Agent by the Election Deadline, MBFI shall cause the Exchange Agent to send to each such shareholder transmittal materials (which shall specify that risk of loss and title to Certificates shall pass only upon acceptance of such Certificates by MBFI or the Exchange Agent) for use in exchanging such shareholder’s Certificates for the Stock Consideration and/or the Cash Consideration, whichever is applicable.  Upon proper delivery to the Exchange Agent of Certificates (or indemnity reasonably satisfactory to MBFI and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder, the Exchange Agent shall promptly deliver to such shareholder the Stock Consideration and/or Cash Consideration applicable thereto, and if appropriate, a check for any cash in lieu of a fractional share interest.  No interest will be paid with respect to any of the foregoing.  Certificates surrendered for exchange by a Person identified by FOBB pursuant to Section 7.7 as a Rule 145 Affiliate shall not be exchanged for the Stock Consideration until MBFI has received a written agreement from such Person as specified in Section 7.7.  MBFI and the Exchange Agent shall be entitled to rely upon the stock transfer books of FOBB to establish the identity of those Persons entitled to receive the Merger Consideration pursuant to this Article III, which books shall be conclusive with respect thereto.  In the event of a dispute with respect to ownership of stock represented by any Certificate, MBFI or the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(b)           Restrictions on the Payment of Dividends.  No dividends or other distributions with respect to MBFI Common Stock to be issued in the Merger with a record date occurring after the Effective Time shall be paid with respect to any unsurrendered or improperly surrendered Certificate until the holder thereof shall be entitled to receive the Stock Consideration in exchange therefor in accordance with the procedures set forth in this Section 3.4.  After becoming so entitled in accordance with this Section 3.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of MBFI Common Stock such holder had the right to receive upon the proper surrender of the applicable Certificate.

(c)           Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)           Closing of Transfer Books.  From and after the Effective Time, there shall be no transfers on the stock transfer books of FOBB of the FOBB Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent or MBFI, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.4.

3.5           Return of Exchange Fund.  At any time following the six month period after the Effective Time, MBFI shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all cash funds made available to it), and thereafter holders of Certificates shall be entitled to look to MBFI (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, neither MBFI nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant any abandoned property, escheat or other similar law.

3.6           Withholding.  MBFI or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of FOBB Common Stock such amounts as MBFI

(or any of its affiliates) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are property withheld by MBFI or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the FOBB Common Stock in respect of whom such deduction and withholding were made by MBFI or the Exchange Agent.

ARTICLE IV
ACTIONS PENDING TRANSACTION

4.1           Forbearances of FOBB and its Subsidiaries.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of MBFI (which consent under subsections (j), (m), (n), (q), (r) and (s) shall not be unreasonably withheld or delayed), FOBB will not, and will cause each of its Subsidiaries not to:

(a)           Ordinary Course.  Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to (i) preserve intact its business organization, properties, and assets and (ii) maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates.

(b)           Capital Stock.  (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any Rights, except (A) Additional FOBB Shares in accordance with the terms applicable to their issuance as Previously Disclosed and (B) the issuance of stock options at fair market value or RSUs to newly hired officers consistent with past practice with vesting over a five year period and without acceleration of vesting in connection with the change in control arising from the Transactions; or (ii) enter into any agreement with respect to the foregoing.

(c)           Other Securities.  Issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes.

(d)           Dividends, Etc.  (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than (A) regular quarterly cash dividends on FOBB Common Stock in an amount not to exceed $0.18 per share, with record and payment dates consistent with past practice; provided, however, the declaration of the last quarterly dividend by FOBB prior to the Effective Time and the amount and payment thereof shall be coordinated with MBFI so that no shareholder of FOBB Common Stock who shall be entitled to receive the Stock Consideration will receive dividends on both FOBB Common Stock and MBFI Common Stock to be issued in the Merger with respect to the same quarterly period, or fail to receive at least one dividend (which may be with respect to either his FOBB Common Stock or MBFI Common Stock to be received in the Merger) with respect to such quarterly period, and (B) dividends from wholly owned Subsidiaries to FOBB or to another wholly owned Subsidiary of FOBB) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock , other ownership interests, or Rights.

(e)           Compensation; Employment, Etc.  (i) Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer or employee of, or independent contractor with respect to, FOBB or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements; (B) normal individual increases in salary to employees, in each case in the ordinary course of business consistent with past practice; (C) increases in compensation to a select group of employees based upon a promotion or competitive retention reasons, in each case not to exceed 10% of annual compensation; (D) annual bonuses for calendar year 2006 as provided in Section 7.16(i); (E) severance in accordance with past practice; and (F) changes that are required by applicable law; (ii) hire any new officers except for positions Previously Disclosed; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay aggregate expenses of more than $100,000 of employees and directors to attend conventions or similar meetings after the date hereof.

(f)            Benefit Plans.  Except as required by law, enter into, establish, adopt, modify, amend, renew, or terminate any FOBB Employee Plan, or take any action to accelerate the vesting of benefits payable thereunder.

(g)           Dispositions.  Except as Previously Disclosed, sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any of its deposit liabilities.

(h)           Leases or Licenses.  Except as Previously Disclosed, enter into, modify, amend or renew any lease, license or maintenance agreement relating to real or personal property or Intellectual Property other than in the ordinary course of business consistent with past practice and either involving (i) an aggregate amount not in excess of $200,000 as to an individual or group of agreements with a single party including its affiliates and $1,000,000 for all agreements in the aggregate or (ii) an annual renewal of an agreement that is necessary to operate its business; or permit to lapse its rights in any material Intellectual Property.

(i)            Acquisitions.  Except as permitted under Section 4.1(r) and (q), acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any Person.

(j)            Loans, Loan Participations and Servicing Rights.  Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice with an individual maximum of $15 million; or sell or acquire any servicing rights.

(k)           Governing Documents.  Amend its certificate or articles of incorporation, charter or by-laws (or similar governing documents).

(l)            Accounting Methods.  Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Authority.

(m)          Contracts.  Except to satisfy Previously Disclosed written commitments outstanding on the date hereof, or to the extent permitted by Section 4.1(h), (j), (q), (r), (s), (t) or (w), enter into or terminate any material agreement or amend or modify in any material respect or renew any of its existing material agreements.

(n)           Claims.  Except in the ordinary course of business consistent with past practice and involving an amount not in excess of $250,000 (exclusive of any amounts paid directly or reimbursed to FOBB or any of its Subsidiaries under any insurance policy maintained by FOBB or any of its Subsidiaries), settle any claim, action or proceeding against it.  Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could be material to FOBB and its Subsidiaries, taken as a whole.

(o)           Foreclose.  Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither FOBB nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains Materials of Environmental Concern or might be in violation of or require remediation under Environmental Laws.

(p)           Deposit Taking and Other Bank Activities.  In the case of OB Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice or as Previously Disclosed; (iv) open any new branch or deposit taking facility except as Previously Disclosed; or (v) close or relocate any existing branch or other facility.

(q)           Investments.  Purchase any equity securities, or purchase any debt securities other than (i) securities rated “A” or higher by either Standard and Poor’s Ratings Services or Moody’s Investor Service in the ordinary course of business consistent with past practice with a face amount not in excess of $25 million for U.S. government, U.S. federal agency and U.S. government-sponsored entities securities and $5 million in all other cases and a contractual maturity of not more than 15 years in the case of municipal securities and an average remaining life not in excess of 5 years in the case of all other securities, on a per security basis and (ii) non-rated municipal securities relating to projects in OB Bank’s service area in the ordinary course of business consistent with past practice with a face amount not in excess of $5 million and a remaining life not in excess of 15 years, on a per security basis; provided in the case of subparts (i) and (ii) the aggregate amount of callable securities shall not exceed $25 million; enter into or acquire any derivatives contract or structured note; enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

(r)            Capital Expenditures.  Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of $50,000 individually or $250,000 in the aggregate, except for amounts Previously Disclosed, for emergency repairs, or replacements.

(s)           Lending.  (i) Make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as Previously Disclosed; (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice; or (iii) make or increase any extension of credit or loan to any one borrower (as defined for regulatory purposes) where the aggregate owed by such borrower after giving effect to the proposed extension of credit or loan would exceed $15 million, but excluding a 10% increase to the amounts owed by such borrower as of the date hereof; provided in the case of an extension of credit or a loan that OB Bank would like to make in excess of the limit set forth in subpart (iii), OB Bank may be permitted to do so if (x) OB Bank has delivered to MBFI (to the attention of any one of the following designated representatives of MBFI: Thomas Panos, President of MB Bank or Thomas Prothero, Chief Credit Officer of MB Bank, or their successors) a written notice of OB Bank’s intention to make such extension of credit or loan together with all relevant information upon which OB Bank made its decisions and such additional information as MBFI may reasonably require (subject to applicable privacy restrictions) and (y) MBFI shall not have objected to such extension of credit or loan on the basis of credit quality by giving written notice of such objection to OB Bank (to the attention of Richard Rieser, Chief Executive Officer, and George Clam, Chief Banking Officer) by the end of the next business day following the actual receipt by MBFI’s designated representative of OB Bank’s written notice of intention with respect thereto.  FOBB shall cause OB Bank to make available on a weekly basis to one of the MBFI designated representatives a copy of OB Bank’s loan committee package in standard customary form.

(t)            Joint Ventures and Real Estate Development Operations.  Except as Previously Disclosed, engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership; or engage in any new real estate development or construction activity.

(u)           Adverse Actions.  Knowingly and voluntarily taking action that is intended or is reasonably likely to result in (i) any of FOBB’s representations and warranties set forth in this Agreement being or becoming untrue in any respect which is material to FOBB and its Subsidiaries, taken as a whole, at any time at or prior to the Effective Date (disregarding the Material Adverse Effect qualification under Section 5.1); (ii) the Merger failing to qualify as a “reorganization” under Section 368 of the Code; (iii) any of the conditions to the Transactions set forth in Article VIII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(v)           Risk Management.  Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(w)          Indebtedness and Guaranties.  Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 4.1(s).

(x)            Charitable Contributions.  Make any charitable or similar contributions except in amounts not to exceed $5,000 individually, and $50,000 in the aggregate.

(y)           New Lines of Business.  Develop, market or implement any new lines of business.

(z)            Performance of Obligations.  Take any action that is likely to materially impair FOBB’s ability to perform any of its obligations under this Agreement.

(aa)         Commitments.  Agree or commit to do any of the foregoing.

4.2           Forbearances of MBFI and its Subsidiaries.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of FOBB, MBFI will not, and will cause each of its Subsidiaries not to:

(a)           Adverse Actions.  Knowingly and voluntarily taking action that is intended or is reasonably likely to result in (i) any of MBFI’s representations and warranties set forth in this Agreement being or becoming untrue in any respect which is material to MBFI and its Subsidiaries, taken as a whole, at any time at or prior to the Effective Date (disregarding the Material Adverse Effect qualification under Section 6.1); (ii) the Merger failing to qualify as a “reorganization” under Section 368 of the Code; (iii) any of the conditions to the Transactions set forth in Article VIII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement;

(b)           Governing Instruments.  Take any action or amend the MBFI Articles or MBFI By-Laws, the effect of which would be to materially and adversely affect the rights or powers of shareholders generally;

(c)           Regulatory Approvals.  Knowingly take or omit to take any other action that would materially adversely affect or materially delay the ability of MBFI to obtain or otherwise materially adversely affect MBFI’s or MB Bank’s ability to consummate the Transactions; or

(d)           Performance of Obligations.  Take any action that is likely to materially impair MBFI’s ability to perform any of its obligations under this Agreement.

(e)           Commitment.  Agree or commit to do any of the foregoing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF FOBB

FOBB represents and warrants to MBFI that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Date (as though made then and as though the Effective Date were substituted for the date of this Agreement throughout this Article V), subject to the standard and qualifications set forth in Section 5.1 and except as Previously Disclosed, and except as to any representation or warranty which specifically relates to a specified date, which only need be so correct as of such specified date.

5.1           Standard.  No representation or warranty of FOBB contained in this Article V shall be deemed not complete, untrue or incorrect, and FOBB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonably expected to have a Material Adverse Effect on FOBB, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply (a) as of the date of this Agreement to representations and warranties contained in Sections 5.2 (except as provided in subpart (b) below), 5.3(a), 5.4 (except as to the licensing and qualification in other jurisdictions), 5.5(b)(i) (relating solely to FOBB and OB Bank), 5.6(a), 5.7, 5.8(e), 5.12(b), (c) and (d), 5.13, and 5.17 which representations and warranties shall be deemed not complete, untrue, incorrect and breached only if they are not complete, true and correct in all material respects as of such date based upon the standards and qualifications contained therein and (b) at any time to the representations and warranties under Section 5.2 (as to outstanding shares, options, Rights, DSUs and RSUs), 5.5(a), 5.14, 5.20 and 5.31, which representations and warranties shall be true and correct in all material respects at all times.

5.2           Capitalization.  (a) The authorized capital stock of FOBB consists of (i) 16,000,000 shares of FOBB Common Stock of which, as of the date hereof, (A) 10,026,186 are issued and outstanding, together with the Rights (the “FOBB Shareholder Rights”) issued pursuant to the Rights Agreement, dated as of May 4, 1999, between FOBB and OB Bank, as Rights Agent (the “Rights Agreement”) and (B) 898,682 are held as Treasury Stock; and (ii) 100,000 shares of preferred stock, of which 40,000 shares have been designated as Series A Preferred Stock, without par value, of which no shares are outstanding.  All of the issued and outstanding shares of FOBB Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.  None of the shares of FOBB Common Stock has been issued in violation of the preemptive rights of any Person.  All issuances of securities by FOBB have been registered under the applicable Securities Act and state securities law requirements or were exempt from such registration requirements.

(b)           Options covering 340,762 shares of FOBB Common Stock are outstanding on the date hereof (the “FOBB Stock Options”) under the FOBB 2001 Stock Plan and the 2004 Stock Plan with an average exercise price of $24.0381 per share.  The name of each holder of FOBB Stock Options, together with the date of each award, the number of option shares subject to each award, the expiration date(s) thereof, and the vesting date(s) of unvested awards in each case, as of the date hereof, are Previously Disclosed.  There are 44,785 DSUs and 27,298.39 RSUs outstanding on the date hereof, each of which represents a right to receive one share of FOBB Common Stock in accordance with agreements Previously Disclosed.  FOBB has amended the FOBB Employee Stock Purchase Plan to terminate the current offering period provided that the date hereof shall be a purchase date thereunder.  Except for the FOBB Shareholder Rights or as set forth above in this subsection (b), there are no Rights issued or outstanding with respect to FOBB capital stock.  The FOBB Board has taken action to exempt MBFI from the definition of an “Acquiring Person” (as such term is defined in the Rights Agreement) and/or the Transactions from the transactions subject to the FOBB Shareholder Rights so that the entering into of this Agreement and the consummation of the Transactions contemplated hereby (individually or in conjunction with any other event) do not and will not result in the ability of any Person to exercise any FOBB Shareholder Rights under the Rights Agreement or enable or require the FOBB Shareholders Rights to separate from the shares of FOBB Common Stock to which they are attached or to be triggered or become exercisable or redeemable.  FOBB does not maintain a dividend reinvestment plan.

5.3           Organization, Standing and Authority of FOBB.

(a)           FOBB is a registered bank holding company with the FRB, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own and lease all of its properties and assets and to carry on its business as now conducted.

(b)           FOBB is duly licensed and qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing property or the conduct of its business requires such licensing or qualification.  FOBB has previously made available to MBFI the FOBB Certificate and FOBB By-Laws.

5.4           FOBB Subsidiaries.  FOBB has Previously Disclosed the name and jurisdiction of incorporation or organization of each of its Subsidiaries.  Each Subsidiary of FOBB is duly organized, validly existing and in good standing (except that no good standing representation is made with respect to OB Bank) under the laws of its place of incorporation or organization, with full power and authority to own and lease all of its properties and assets and to carry on its business, as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification.  FOBB or an FOBB Subsidiary owns all of issued and outstanding shares of capital stock or other ownership interests of each FOBB Subsidiary, free and clear of all Liens.  There are no Rights issued or outstanding with respect to the capital stock or other ownership interests of any Subsidiary of FOBB.  Except for the ownership of the FOBB Subsidiaries, readily marketable securities, securities held-to-maturity in the OB Bank’s investment portfolio and FHLB stock, neither FOBB nor any of its Subsidiaries owns any equity or profit and loss interest in any other Person.  FOBB has previously made available to MBFI the certificate or articles of incorporation, charter, bylaws and other governing documents of each of its Subsidiaries.

5.5           Authorized and Effective Agreement.

(a)           FOBB has all requisite power and authority to enter into this Agreement and (subject to receipt of all necessary approvals of Regulatory Authorities, the expiration of applicable waiting periods, and the adoption of this Agreement by the shareholders of FOBB) to perform all of its obligations hereunder.  This Agreement (including the execution, delivery and performance hereof) and the Transactions have been duly authorized, deemed advisable, and unanimously approved and adopted by the FOBB Board and no other corporate action is required in respect thereof on the part of FOBB, except for the adoption of this Agreement by FOBB’s shareholders owning a majority of the issued and outstanding shares of FOBB Common Stock.  This Agreement has been duly and validly executed and delivered by FOBB and, assuming due authorization, execution and delivery by MBFI, constitutes the legal, valid and binding obligation of FOBB, enforceable against FOBB in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           Neither the execution and delivery of this Agreement nor completion of the Transactions, nor compliance by FOBB or any of its Subsidiaries with any of the provisions hereof does or will (i) conflict with or result in a breach of any provisions of the FOBB Certificate, FOBB By-Laws, or the certificate or articles of incorporation, charter, bylaws or other governing documents of any of its Subsidiaries, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of FOBB or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FOBB or any of its Subsidiaries is a party, or by which any of their properties or assets may be bound or affected, or (iii) subject to receipt of all required approvals from Regulatory Authorities (and the expiration of applicable waiting periods) and the shareholders of FOBB, violate any order, writ, injunction, decree, statute, rule or regulation applicable to FOBB or any of its Subsidiaries.

(c)           Except for (i) the filing of applications with and the approvals of applicable Regulatory Authorities relating to the Transactions and the change of ownership of the FOBB Subsidiaries, (ii) the adoption of this Agreement by shareholders at the FOBB Meeting and the approval of the stock issuance at the MBFI Meeting, (iii) the filing with and clearance by the SEC of the Registration Statement and any state securities filings and clearances, (iv) the filing of the Certificate of Merger (and short from plan of merger, if applicable) with the Delaware Secretary and (v) the filing of documents with applicable Regulatory Authorities to cause the Bank Merger to become effective, no consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary on the part of FOBB or any of its Subsidiaries or, to the Knowledge of FOBB, by MBFI or any of its Subsidiaries, in connection with the completion of the Transactions and the change in ownership of the FOBB Subsidiaries.

(d)           As of the date hereof, FOBB is not aware of any reasons relating to FOBB or any of its Subsidiaries (including CRA compliance) why all consents and approvals shall not be procured from all Regulatory Authorities having jurisdiction over the Transactions as shall be necessary for the completion of the Transactions.

5.6           Securities Documents and Regulatory Reports.

(a)           FOBB’s Securities Documents filed after December 31, 2002, (i) compiled in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Securities Document (including the related notes and schedules thereto) fairly presents in all material respects the financial position of FOBB and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Securities Documents (including any notes or schedules thereto) fairly presents, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of FOBB and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to non-material, normal year-end audit adjustments and the absence of footnotes in the case of unaudited financial statements.

(b)           FOBB and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities all reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance with the requirements of applicable laws and regulations.  In connection with the examinations of OB Bank since December 31, 2002 by the Illinois Bank Regulator, the FDIC or any other Regulatory Authority, OB Bank was not required to correct or change any action, procedure or proceeding which FOBB believes has not been corrected or changed as required.  As of the date hereof, the last examination of OB Bank by the Illinois Bank Regulator or the FDIC was as of December 31, 2005.

5.7           Material Adverse Effect.  Since December 31, 2005, (a) to the date of this Agreement, FOBB and its Subsidiaries have conducted their businesses only in the ordinary and usual course (excluding the entering into of this Agreement and the incurrence of expenses in connection with this Agreement and the Transactions) and (b) no event has occurred or circumstance arisen (including litigation) that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FOBB.

5.8           Environmental Matters.

(a)           FOBB and its Subsidiaries are in compliance with all Environmental Laws.  Neither FOBB nor any of its Subsidiaries has received any communication alleging that it or any of its Subsidiaries is not in such compliance.  To the Knowledge of FOBB, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(b)           None of the properties currently owned or operated by FOBB or any FOBB Subsidiary other than OREO, or to the Knowledge of FOBB, no OREO of FOBB or any

FOBB Subsidiary or any other property previously owned or operated or currently leased by FOBB or any of its Subsidiaries, has been or is in violation of or subject to liability under any Environmental Law.

(c)           To the Knowledge of FOBB, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability against or obligation on the part of FOBB or any of its Subsidiaries or any Person whose liability or obligation for any Environmental Claim FOBB or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(d)           Neither FOBB nor any FOBB Subsidiary (i) has, to the Knowledge of FOBB, conducted any environmental studies during the past five years with respect to any properties owned by it, or (ii) is aware of any Environmental Law violation, or remediation obligation for Materials of Environmental Concern relating to any property securing a loan held by it.

(e)           To the Knowledge of FOBB, neither FOBB nor any of its Subsidiaries has any material liability relating to Materials of Environmental Concern or under any Environmental Law in connection with its headquarters facility or any owned branch offices.

5.9           Tax Matters.

(a)           FOBB and its Subsidiaries have timely filed (including applicable extension periods) all Tax Returns and have paid, or where payment is not yet required to have been made, have set up an adequate reserve or accrual for the payment of, all material Taxes in respect of the periods covered by such Tax Returns and, as of the Effective Date, will have paid, or where payment is not required to have been made will have set up an adequate reserve or accrual for the payment of, all material Taxes for any subsequent periods ending on or prior to the Effective Date.  Neither FOBB nor any of its Subsidiaries will have any material liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established.  FOBB and its Subsidiaries have timely and properly withheld and paid over all material Taxes to the proper tax authority required to be so withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)           All Tax Returns filed by FOBB or any of its Subsidiaries are complete and accurate in all material respects.  Neither FOBB nor any FOBB Subsidiary is delinquent in the payment of any material Taxes nor has it requested an extension of time which is currently outstanding within which to file any Tax Return with respect to any material Taxes.  No deficiencies for any Taxes have been proposed, asserted or assessed (tentatively or otherwise) against FOBB or any of its Subsidiaries which have not been settled and paid.  There are no agreements in effect with respect to FOBB or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Taxes.  No audit, examination or deficiency or refund litigation with respect to any Tax Return or Taxes is pending or, to the Knowledge of FOBB, is threatened.

(c)           None of the Tax Returns of FOBB or any of its Subsidiaries with respect to income Taxes have during the past three years been audited or examined by applicable Tax authorities.

(d)           Neither FOBB nor any of its Subsidiaries is a party to a Tax sharing, indemnification or similar agreement pursuant to which it or any of its Subsidiaries has any obligation to any party (other than it or one of its Subsidiaries) with respect to Taxes.  Other than as a result of any adjustment as contemplated by Section 7.10, neither FOBB nor any of its Subsidiaries is required (or will any successor in the Transactions be required) to include in income any adjustment pursuant to Section 481(a) of the Code as a result of the consummation of transactions occurring on or prior to the Effective Date or by reason of any change in accounting method occurring on or prior to the Effective Date (nor does FOBB have any Knowledge that the IRS has proposed (or will propose) any such adjustment or change of accounting method).  FOBB has not filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

(e)           None of FOBB and its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was FOBB) or (ii) has any liability for the Taxes of any Person (other than any of FOBB and its Subsidiaries) under Treasury Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

5.10         Legal Proceedings.  There are no actions, suits, claims or proceedings (civil, criminal or administrative) pending, or to the Knowledge of FOBB, any unasserted material possible claim or threatened claim, against FOBB or any of its Subsidiaries or against any asset, interest or right of FOBB or any of its Subsidiaries, or against any officer, director or employee of FOBB or any of its Subsidiaries in such capacity.

5.11         Compliance with Laws.

(a)           FOBB and its Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to carry on their businesses as they are presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of FOBB, will not be adversely affected by virtue of the completion of the Transactions or the change in ownership of any of the FOBB Subsidiaries; and to the Knowledge of FOBB, no suspension or cancellation of any of the same is threatened.

(b)           FOBB and its Subsidiaries are (i) in compliance with their respective governing documents, (ii) in compliance with all applicable laws, ordinances, orders, rules and regulations of Governmental Authorities (including any regulatory capital requirements, truth-in-lending, fair lending, usury, fair credit reporting, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, labor, and wage and hour laws, ordinances, orders, rules and regulations), (iii) in compliance with all orders, writs, injunctions and decrees of any court, and (iv) in compliance with all orders, licenses and demands of Governmental Authorities.  Neither FOBB nor any of its Subsidiaries has received any notice or communication from any Governmental Authority asserting that FOBB or any of its Subsidiaries is not in compliance with any of the foregoing.  OB Bank is not subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to commercial banks issued by applicable Regulatory Authorities) and has not received any written communication requesting that it enter into any of the foregoing.  Neither FOBB nor OB Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(c)           To the Knowledge of FOBB, no investigation or review by any Governmental Authority with respect to FOBB or any of its Subsidiaries is pending or threatened, nor has any Governmental Authority indicated to FOBB or any of its Subsidiaries an intention to conduct the same, other than normal or routine regulatory examinations.

(d)           OB Bank has a CRA rating of “satisfactory” or better and is “well managed” and “well capitalized”, as defined in Regulation Y of the FRB.

5.12         Employee Benefit Plans.

(a)           FOBB has Previously Disclosed all FOBB Employee Plans and has heretofore delivered or made available to MBFI accurate and complete copies of each (including amendments and agreements relating thereto) together with, in the case of qualified plans, (i) the most recent financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any Governmental Authority with respect thereto, and (iii) the most recent rulings and determination letters and any open requests for rulings or letters that pertain thereto.

(b)           Neither FOBB nor any of its Subsidiaries currently maintains or sponsors any Defined Benefit Plan.  Any Defined Benefit Plan previously maintained or sponsored by FOBB or any of its Subsidiaries has been terminated and neither FOBB nor any of its Subsidiaries has any liability with respect to any previously terminated Defined Benefit Plan.

(c)           To the Knowledge of FOBB, neither FOBB nor any of its Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

(d)           To the Knowledge of FOBB, no transaction prohibited by Section 406 of ERISA (and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any FOBB Employee Plan which could result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code.

(e)           The FOBB Employee Plans have been maintained and operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.  All contributions required to be made to the FOBB Employee Plans at the date hereof have been made, and all contributions required to be made to the FOBB Employee Plans prior to the Effective Time will have been made.  There are no unaccrued obligations or liabilities of FOBB or any of the FOBB Subsidiaries under any of the FOBB Employee Plans.

(f)            To the Knowledge of FOBB, there are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the FOBB Employee Plans or any trust related thereto or any fiduciary thereof.

(g)           Neither FOBB nor any of its Subsidiaries has made any payments, or is a party to any agreement or any FOBB Employee Plan, that under any circumstances could obligate it or its successor to make payments or deemed payments that, when made, would not be deductible because of Sections 162(m) or 280G of the Code.

(h)           Except as required by COBRA, neither FOBB nor any of its Subsidiaries has any obligation to provide retiree welfare benefits (including health benefits) or post-termination welfare benefits (including health benefits) to any current or former employees, directors, advisory directors, independent contractors or agents.

5.13         Certain Contracts.  To the Knowledge of FOBB and as of the date hereof, neither FOBB nor any of its Subsidiaries is a party to, bound or affected by, or obligated to pay benefits under (a) any material agreement, indenture or other instrument relating to the borrowing of money (other than in the case of FHLB borrowings) or the guarantee of any material obligation by it, (b) any agreement, arrangement or commitment relating to the election or retention in office of any present or former director, advisory director, officer or employee of FOBB or any of its Subsidiaries, (c) any material agreement, arrangement or understanding (other than as provided in the articles or certificate of incorporation, charter or bylaws of FOBB or its Subsidiaries) pursuant to which FOBB or any of its Subsidiaries is obligated to indemnify any present or former director, advisory director, officer, employee or agent of FOBB or any of its Subsidiaries; (d) any material agreement, arrangement or understanding to which FOBB or any of its Subsidiaries is a party or by which it is bound which materially limits the freedom of FOBB or any of its Subsidiaries to compete in any line of business or with any Person; (e) any material agreement pursuant to which loans or servicing rights have been sold by FOBB or any of its Subsidiaries, which impose any potential recourse obligations (by representation, warranty, covenant or other contractual terms) upon FOBB or any of its Subsidiaries, other than in the ordinary course of business; or (f) any other material agreement, commitment or understanding.  For purposes of subsection (g) above and Section 4.1(m), a material agreement, commitment or understanding shall not include any deposit account liability, any arrangement which is terminable by FOBB or a Subsidiary of FOBB on 90 days or less advance written notice without penalty, premium or monetary obligation of FOBB or any of its Subsidiaries which involves the payment by FOBB or its Subsidiaries of less than $200,000 in the aggregate.

5.14         Brokers and Finders.  Neither FOBB nor any of its Subsidiaries or any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with this Agreement or the Transactions, except for the FOBB Advisor.  FOBB has made available to MBFI a true and correct copy of its agreement with the FOBB Advisor.

5.15         Insurance.  FOBB and its Subsidiaries maintain the insurance required by contract and applicable laws and regulations.  Neither FOBB nor any of its Subsidiaries has, during the past five years, had an insurance policy canceled or non-renewed or been denied any insurance coverage for which it has applied.  All material insurance policies maintained by FOBB or any FOBB Subsidiary are Previously Disclosed.

5.16         Properties.  All real and personal property owned by FOBB or any of its Subsidiaries or presently used in its business are sufficient to carry on the businesses of FOBB and its Subsidiaries in the ordinary course of business consistent with past practice.  FOBB and its Subsidiaries have good and marketable title free and clear of all Liens to all of their properties and assets, real and personal, except (i) Liens for current taxes not yet due or payable, (ii) pledges to secure deposits, (iii) non-monetary Liens affecting real property, if any, which do not adversely affect the value or use of such real property, and (iv) monetary Liens, if any, reflected in the FOBB consolidated financial statements as of December 31, 2005 which are included in FOBB’s Securities Documents.  All real and personal property the loss of which would be material to the business of FOBB or any of its Subsidiaries that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of the Transactions.  All improved real property owned or leased by FOBB or any of its Subsidiaries is in compliance with all applicable laws including zoning laws and the Americans Disabilities Act.  No expressed or implied representation or warranty is made by FOBB with respect to the physical condition of the fixed assets of FOBB or any of its Subsidiaries, it being the understanding of the Parties that such fixed assets shall be accepted by MBFI in “as is” condition.

5.17         Labor.  No work stoppage involving FOBB or any of its Subsidiaries is pending or, to the Knowledge of FOBB, threatened.  Neither FOBB nor any of its Subsidiaries is involved in or, to the Knowledge of FOBB, threatened with or affected by, any material labor dispute, material discrimination or sexual harassment claim, arbitration, lawsuit or administrative proceeding involving any of its employees.  There are no group of employees of FOBB or any of its Subsidiaries who are members of a union relating to their employment with FOBB or any of its Subsidiaries other than not more than three maintenance engineers.

5.18         Allowance for Loan Losses.  The allowance for loan losses reflected on FOBB’s consolidated balance sheet as of December 31, 2005 included in the FOBB Securities Documents is, and will be in the case of FOBB consolidated balance sheets included in the FOBB Securities Documents filed after the date hereof, adequate, in the reasonable judgment of the management of FOBB and the FOBB Board, as of their respective dates under GAAP and the requirements of all applicable Regulatory Authorities.

5.19         Transactions with Insiders.  Since December 31, 2002, all transactions in which any of the executive officers or directors of FOBB or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officers or directors (collectively, “FOBB Bank Insiders”), directly or indirectly, either individually or through any corporation, limited liability company, partnership, association or other entity, has borrowed from, loaned to, supplied or provided goods to, purchased assets from, sold assets to, or done business in any manner with, FOBB or any of its Subsidiaries are in compliance with applicable laws, rules and regulations.  No Bank Insider has any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by FOBB or any of its Subsidiaries or in any liability, obligation or indebtedness of FOBB or any of its Subsidiaries, except for deposits of OB Bank.

5.20         Fairness Opinion.  The FOBB Board has received the opinion of FOBB Advisor dated the date hereof to the effect that, as of such date, the Aggregate Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the shareholders of FOBB.

5.21         No Undisclosed Liabilities.  Neither FOBB nor any of its Subsidiaries has any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against FOBB or any of its Subsidiaries giving rise to any such liability or obligation) required in accordance with GAAP to be reflected in an audited consolidated balance sheet of FOBB and its Subsidiaries or the notes thereto, except for (a) liabilities set forth or reserved against in the FOBB audited consolidated financial statements as of December 31, 2005 or the notes thereto which are included in FOBB’s Securities Documents, and (b) liabilities occurring in the ordinary course of business since December 31, 2005 or relating to this Agreement, the Transactions or the change in ownership of the FOBB Subsidiaries.

5.22         Indemnification.  To the Knowledge of FOBB, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of FOBB or any of its Subsidiaries has occurred which would give rise to a material claim by any such Person for indemnification from FOBB or any of its Subsidiaries.

5.23         Loan Portfolio.  Each loan reflected as an asset on the FOBB consolidated financial statements as of December 31, 2005 which are included in FOBB’s Securities Documents, and each loan originated or acquired by FOBB or any of its Subsidiaries thereafter, is (or will be) evidenced by appropriate and sufficient documentation and constitutes (or will constitute) the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.  All such loans are, and the loans held at the Effective Date will be, free and clear of any Lien (other than the Lien of the FHLB to secure FHLB borrowings).  All loan files are complete in all material respects and contain all notes, leases and other evidences of indebtedness, lease agreements, certificates, security agreements, mortgages, deeds of trust, guarantees, UCC financing statements, and similar documents evidencing collateral or other financial accommodations relating to the loans.  None of the obligations represented by the loan documents have been modified, altered, forgiven, discharged or otherwise disposed of, except as indicated in the loan file or as a result of bankruptcy or other debtor relief laws of general application.  The collateral securing each loan was in existence at the time funds were advanced or an interest was taken in such collateral as reflected in the loan file.  All security interests granted in favor of the lender of each loan as reflected in the loan documents have been property perfected.  None of the loans are, and none of the loans held at the Effective Date will be, subject to any offset, claims of offset or claims of other material liability on the part of FOBB or any of its Subsidiaries.  Neither FOBB nor any of its Subsidiaries has notice or Knowledge of, and has not consented to, the sale, loss, destruction or other disposition of any collateral securing a loan, except where the proceeds thereof have been or are to be applied to the loan indebtedness.

5.24         Investment Portfolio.  Except for pledges to secure public and trust deposits or otherwise made in the ordinary course of business, and for FHLB stock, none of the investment securities reflected in the FOBB consolidated financial statements as of December 31, 2005 which are included in FOBB’s Securities Documents and none of the investment securities since acquired by FOBB or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of FOBB or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP and restrictions imposed after the date of this Agreement in connection with future borrowings permitted under this Agreement.

5.25         Books and Records.  The corporate record books (other than stock ledgers and stock records) of FOBB and its Subsidiaries are complete and accurate and reflect all meetings, consents and other actions of the boards of directors and shareholders of FOBB and its Subsidiaries.  The stock ledgers and stock records of FOBB and its Subsidiaries are complete and accurate and reflect all transactions in their capital stock.  The accounting books and records of FOBB and its Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of FOBB and its Subsidiaries.

5.26         Defaults.  Neither FOBB nor any of its Subsidiaries is in default of any obligation to be performed by it under any agreement or commitment and neither FOBB nor any of its Subsidiaries has waived any right under any agreement or commitment.  To the Knowledge of FOBB, no other party to any such agreement or commitment is in default in any obligation to be performed by such party.

5.27         Intellectual Property.  FOBB and its Subsidiaries own, lease or license all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, domain names, domain name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (other than commercially available, off-the-shelf software) (collectively, “Intellectual Property”) which are material to the conduct of the businesses of FOBB and its Subsidiaries free and clear of all Liens.  To the Knowledge of FOBB, none of the Intellectual Property of FOBB and its Subsidiaries infringes on the rights of any other Person, and no Person is infringing on the rights of FOBB or any of its Subsidiaries with respect to any Intellectual Property of FOBB or any of its Subsidiaries.  The Intellectual Property of FOBB and its Subsidiaries will not be limited or otherwise adversely affected by virtue of the consummation of the Transactions.

5.28         Risk Management Instruments.  All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FOBB’s own account, or for the account of one or more of its Subsidiaries or their customers, were entered into (a) in accordance with prudent business practices and in compliance with all applicable laws, rules, regulations and regulatory policies and (b) with counter parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of FOBB or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither FOBB nor any of its Subsidiaries, nor to the Knowledge of FOBB, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.29         Trust Administration.  Each FOBB Subsidiary that acts in a fiduciary capacity has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law.  Neither FOBB, any FOBB Subsidiary, nor any director, officer, or employee of FOBB or any of its Subsidiaries acting on behalf of FOBB or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such fiduciary or agency account.  There is no investigation or inquiry by any Governmental Authority pending, or to the Knowledge of FOBB, threatened, against or affecting FOBB or any of its Subsidiaries relating to the compliance by FOBB or any such Subsidiary with sound fiduciary principles and applicable regulations.

5.30         Internal Controls.  None of the FOBB or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of FOBB or its Subsidiaries or accountants except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence.  FOBB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

5.31         Takeover Laws.  FOBB has taken or will take all necessary actions so that this Agreement and the Transactions are not subject to the requirements of any “moratorium,” “control share”, “fair price”, “affiliate transactions”, “business combination” or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL (“Takeover Laws”) applicable to FOBB or any FOBB Subsidiary.

5.32         Representations Not Misleading.  No representation or warranty by FOBB in this Agreement, or in any Schedule furnished to MBFI or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF MBFI

MBFI represents and warrants to FOBB that the statements contained in this Article VI are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Date (as though made then and as though the Effective Date were substituted for the date of this Agreement throughout this Article VI), subject to the standard and qualifications set forth in Section 6.1 and except as Previously Disclosed, and except as to any representation or warranty which specifically relates to a specified date, which only need be so correct as of such specified date.

6.1           Standard.  No representation or warranty of MBFI contained in this Article VI shall be deemed not complete, untrue or incorrect, and MBFI shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonable expected to have a Material Adverse Effect on MBFI, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply (a) as of the date of this Agreement to representations and warranties contained in Section 6.3(a), 6.4 (except as to the licensing and qualification in other jurisdictions), 6.5(b)(i) (relating solely to MBFI and MB Bank) 6.6(a), 6.7 and 6.16, which representations and warranties shall be deemed not complete, untrue, incorrect and breached only if they are not complete, true and correct in all material respects as of such date based upon the standards and qualifications contained therein and (b) at any time to the representations and warranties under Sections 6.2, 6.5(a), 6.13, 6.19 and 6.30, which representations and warranties shall be true and correct in all respects at all times.

6.2           Capitalization.  As of March 31, 2006, the authorized capital stock of MBFI consisted of (a) 40,000,000 shares of MBFI Common Stock, of which 28,913,152 shares were issued and outstanding, and 825,636 shares were held in treasury, and (b) 1,000,000 shares of preferred stock, $0.01 par value per share, of which none were issued and outstanding.  As of the date hereof, MBFI does not have any Rights issued or outstanding with respect to MBFI Common Stock and MBFI does not have any commitment to authorize, issue or sell any MBFI Common Stock or Rights, other than pursuant to (i) this Agreement; (ii) outstanding stock options and restricted stock (and any mandatory future awards pursuant to employee bonus and commission arrangements or pursuant to its employment agreements with its senior executive officers); and (iii) right of directors to elect to receive compensation in the form of MBFI Common Stock. The issued and outstanding shares of MBFI Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).  The shares of MBFI Common Stock to be issued in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.  All issuances of securities by MBFI have been registered under the Securities Act and state securities law requirements or were exempt from such registration requirements.  MBFI has confirmed to FOBB that MBFI intends, subject to applicable law and the MBFI Board’s discretion, to increase the quarterly dividend on the first quarterly dividend with a record date occurring after the Effective Date to $0.18 per share of MBFI Common Stock.  As of the date hereof, neither MBFI nor any of its Subsidiaries owns for its own account any shares of FOBB Common Stock.  MBFI has not been at anytime during the three years preceding the date of this Agreement an “interested stockholder” of FOBB as defined in Section 203 of the DGCL.

6.3           Organization, Standing and Authority of MBFI.

(a)           MBFI is a registered bank holding company with the FRB, duly organized, validly existing and in good standing under the laws of the State of Maryland, with full corporate power and authority to own and lease all of its properties and assets and to carry on its business as now conducted.

(b)           MBFI is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification.

6.4           MBFI Subsidiaries.  Each Subsidiary of MBFI is duly organized, validly existing and in good standing (except that no good standing representation is made with respect to any Subsidiary that is a financial institution) under the laws of the place of its incorporation or organization, with full power and authority to own and lease all of its properties and assets and to carry on its business, as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification.  In the case of Acquisition Corp., it was formed to facilitate the Merger and has not engaged in any business activity.

6.5           Authorized and Effective Agreement.

(a)           Each of MBFI and Acquisition Corp. has all requisite power and authority to enter into this Agreement and (subject to receipt of all necessary approvals of Regulatory Authorities, the expiration of applicable waiting periods and the approval of the issuance of MBFI Common Stock as contemplated by this Agreement by the shareholders of MBFI) to perform all of its obligations hereunder.  This Agreement (including the execution, delivery and performance hereof) and the Transactions have been duly authorized, deemed advisable, unanimously approved and adopted by the members of the MBFI Board in attendance at the meeting to consider and vote upon this Agreement and the Transactions and the Board of Directors of Acquisition Corp. and no other corporate action is required in respect thereof on the part of MBFI or Acquisition Corp., except for the approval by the holders of a majority of the votes present or represented by proxy at the MBFI Meeting of the issuance of MBFI Common Stock as contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by each of MBFI and Acquisition Corp. and, assuming due authorization, execution and delivery by FOBB, constitutes the legal, valid and binding obligation of each of MBFI and Acquisition Corp., enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           Neither the execution and delivery of this Agreement, nor completion of the Transactions, nor compliance by MBFI or any of its Subsidiaries with any of the provisions hereof does or will (i) conflict with or result in a breach of any provisions of the MBFI Articles, MBFI By-Laws, or the certificate or articles of incorporation, charter, bylaws or other governing documents of any of its Subsidiaries, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of MBFI or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MBFI or any of its Subsidiaries is a party, or by which any of their properties or assets may be bound or affected, or (iii) subject to receipt of all required approvals from Regulatory Authorities (and the expiration of applicable waiting periods) and the shareholders of MBFI, violate any order, writ, injunction, decree, statute, rule or regulation applicable to MBFI or any of its Subsidiaries.

(c)           Except for the filings and approvals contemplated by Section 5.5(c), no consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary on the part of MBFI or any of its Subsidiaries, or to the Knowledge of MBFI, by FOBB or any of its Subsidiaries, in connection with the completion of the Transactions or the change in ownership of the FOBB Subsidiaries.

(d)           As of the date hereof, MBFI is not aware of any reasons relating to MBFI or any of its Subsidiaries (including CRA compliance) why all consents and approvals shall not be procured from all Regulatory Authorities having jurisdiction over the Transactions as shall be necessary for the completion of the Transactions.

6.6           Securities Documents and Regulatory Reports.

(a)           MBFI’s Securities Documents filed after December 31, 2002, (i) complied in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Securities Document (including the related notes and schedules thereto) fairly presents, in all material respects, the financial position of MBFI and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Securities Documents (including any notes or schedules thereto) fairly presents, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of MBFI and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to non-material, normal year-end audit adjustments and the absence of footnotes in the case of unaudited financial statements.

(b)           MBFI and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities all reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance with the requirements of applicable laws and regulations.  In connection with the examinations of MB Bank since December 31, 2002 by the OCC or any other Regulatory Authority, MB Bank was not required to correct or change any action, procedure or proceeding which MBFI believes has not been corrected or changed as required.

6.7           Material Adverse Effect.  Since December 31, 2005, (a) to the date of this Agreement, MBFI and its Subsidiaries have conducted their business only in the ordinary and usual course (excluding the entering into this Agreement and the incurrence of expenses in connection with this Agreement and the Transactions) and (b) no event has occurred or circumstance arisen (including litigation) that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on MBFI.

6.8           Environmental Matters.

(a)           MBFI and its Subsidiaries are in compliance with all Environmental Laws.  Neither MBFI nor any of its Subsidiaries has received any communication alleging that it or any of its Subsidiaries is not in such compliance.  To the Knowledge of MBFI, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(b)           None of the properties currently owned or operated by MBFI or any MBFI Subsidiary other than OREO, or to the Knowledge of MBFI, no OREO of MBFI or any MBFI Subsidiary or any other property previously owned or operated or currently leased by MBFI or any of its Subsidiaries, has been or is in violation of or subject to liability under any Environmental Law.

(c)           To the Knowledge of MBFI, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability against or obligation on the part of MBFI or any of its Subsidiaries or any Person whose liability or obligation for any Environmental Claim MBFI or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(d)           Neither MBFI nor any MBFI Subsidiary is aware of any Environmental Law violation or remediation obligation for Materials of Environmental Concern relating to any property securing a loan held by it.

6.9           Tax Matters.

(a)           MBFI and its Subsidiaries have timely filed (including applicable extension periods) all Tax Returns and have paid, or where payment is not yet required to have been made, have set up an adequate reserve or accrual for the payment of, all material Taxes in respect of the periods covered by such Tax Returns and, as of the Effective Date, will have paid, or where payment is not required to have been made will have set up an adequate reserve or accrual for the payment of, all material Taxes for any subsequent periods ending on or prior to the Effective Date.  Neither MBFI nor any of its Subsidiaries will have any material liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established.  MBFI and its Subsidiaries have timely and properly withheld and paid over all Taxes to the proper tax authority required to be so withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)           All Tax Returns filed by MBFI or any of its Subsidiaries are complete and accurate in all material respects.  Neither MBFI nor any MBFI Subsidiary is delinquent in the payment of any Taxes nor has it requested an extension of time which is currently outstanding within which to file any Tax Return with respect to any material Taxes.  No deficiencies for any Taxes have been proposed, asserted or assessed (tentatively or otherwise) against MBFI or any of its Subsidiaries which have not been settled and paid.  There are currently no agreements in effect with respect to MBFI or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Taxes.  No audit, examination or deficiency or refund litigation with respect to any Tax Return or Taxes is pending or, to the Knowledge of MBFI, is threatened.

(c)           None of the Tax Returns of MBFI or any of its Subsidiaries with respect to income Taxes have during the past three years been audited or examined by applicable Tax authorities.

6.10         Legal Proceedings.  There are no actions, suits, claims or proceedings (civil, criminal or administrative) pending or, to the Knowledge of MBFI, any unasserted possible claim or threatened claim, against MBFI or any of its Subsidiaries or against any asset, interest or right of MBFI or any of its Subsidiaries, or against any officer, director or employee of MBFI or any of its Subsidiaries in such capacity.

6.11         Compliance with Laws.

(a)           MBFI and its Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to carry on their businesses as they are presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of MBFI, will not be adversely affected by virtue of the completion of the Transactions; and to the Knowledge of MBFI, no suspension or cancellation of any of the same is threatened.

(b)           MBFI and its Subsidiaries are (i) in compliance with their respective governing documents, (ii) in compliance in with all applicable laws, ordinances, orders, rules and regulations of Governmental Authorities (including any regulatory capital requirements, truth-in-lending, fair lending, usury, fair credit reporting, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), (iii) in compliance with all orders, writs, injunctions and decrees of any court, and (iv) in compliance with all orders, licenses and demands of Governmental Authorities.  Neither MBFI nor any of its Subsidiaries has received any notice or communication from any Governmental Authority asserting that MBFI or any of its Subsidiaries is not in compliance with any of the foregoing.  No financial institution Subsidiary of MBFI is subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to commercial banks issued by applicable Regulatory Authorities) and has not received any written communication requesting that it enter into any of the foregoing.  Neither MBFI nor any financial institution Subsidiary of MBFI has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(c)           To the Knowledge of MBFI, no investigation or review by any Governmental Authority which is material to the business or financial condition of MBFI or any MBFI Subsidiary is pending or threatened, nor has any Governmental Authority indicated to MBFI or any MBFI Subsidiary an intention to conduct the same, other than normal or routine regulatory examinations.

(d)           Each financial institution Subsidiary of MBFI has a CRA rating of “satisfactory” or better and is “well managed” and “well capitalized” as defined in Regulation Y of the FRB.

6.12         Employee Benefit Plans.  Each employee benefit plan, program, policy or arrangement (including each employee benefit plan (as defined in Section 3(3) of ERISA) which MBFI or any of its Subsidiaries maintains or contributes to for the benefit of its current or former employees complies, and has been administered in form and in operation, with all applicable requirements of law and no notice has been issued by any Governmental Authority questioning or challenging such compliance.

6.13         Brokers and Finders.  Neither MBFI nor any of its Subsidiaries or any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with this Agreement or the Transactions, except for the MBFI Advisor.

6.14         Insurance.  MBFI and its Subsidiaries maintain the insurance required by contract and applicable laws and regulations.

6.15         Properties.  All real and personal property owned by MBFI or any of its Subsidiaries or presently used in its business are sufficient to carry on the businesses of MBFI and its Subsidiaries in the ordinary course of business consistent with past practice.  MBFI and its Subsidiaries have good and marketable title free and clear of all Liens to all of their properties and assets, real and personal, except (i) Liens for current taxes not yet due or payable, (ii) pledges to secure deposits, (iii) non-monetary Liens affecting real property, if any, which do not adversely affect the value or use of such real property, and (iv) monetary Liens, if any, reflected in the MBFI consolidated financial statements as of December 31, 2005 which are included in MBFI’s Securities Documents.  All real and personal property the loss of which would be material to the business of MBFI or any of its Subsidiaries that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in all material respects in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of the Transactions.  All improved real property owned or leased by MBFI or any of its Subsidiaries is in compliance with all applicable laws including zoning laws and the Americans Disabilities Act.  No expressed or implied representation or warranty is made by MBFI with respect to the physical condition of the fixed assets of MBFI or any of its Subsidiaries, it being the understanding of the Parties that such fixed assets shall be accepted by MBFI in “as is” condition.

6.16         Labor.  No work stoppage involving MBFI or any of its Subsidiaries is pending or, to the Knowledge of MBFI, threatened.  Neither MBFI nor any of its Subsidiaries is involved in or, to the Knowledge of MBFI, threatened with or affected by, any material labor dispute, material discrimination or sexual harassment claim, arbitration, lawsuit or administrative proceeding involving any of its employees which is material to the business or financial condition of MBFI or any of its Subsidiaries.  There are no group of employees of MBFI or any of its Subsidiaries who are members of a union relating to their employment with MBFI or any of its Subsidiaries other than three maintenance engineers.

6.17         Allowance for Loan Losses.  The allowance for loan losses reflected on MBFI’s consolidated balance sheet as of December 31, 2005 included in the MBFI Securities Documents is, and will be in the case of MBFI consolidated balance sheets included in the MBFI Securities Documents filed after the date hereof, adequate, in the reasonable judgment of the management of MBFI and the MBFI Board, as of their respective dates under GAAP and the requirements of all applicable Regulatory Authorities.

6.18         Transactions with Insiders.  Since December 31, 2002, all transactions in which any of the senior executive officers or directors of MBFI or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such senior executive officers or directors (collectively, “MB Bank Insiders”), directly or indirectly, either individually or through any corporation, limited liability company, partnership, association or other entity, has borrowed from, loaned to, supplied or provided goods to, purchased assets from, sold assets to, or done business in any manner with, MBFI or any of its Subsidiaries are in compliance with applicable laws, rules and regulations.  No MB Bank Insider has any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by MBFI or any of its Subsidiaries or in any liability, obligation or indebtedness of MBFI or any of its Subsidiaries, except for deposits of MB Bank.

6.19         Fairness Opinion.  The MBFI Board has received an opinion of MBFI Advisor dated the date hereof, to the effect that the Aggregate Merger Consideration to be paid pursuant to this Agreement is fair, from a financial point of view, to MBFI.

6.20         No Undisclosed Liabilities.  Neither MBFI nor any of its Subsidiaries has any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against MBFI or any of its Subsidiaries giving rise to any such liability or obligation) required in accordance with GAAP to be reflected in an audited consolidated balance sheet of MBFI and its Subsidiaries or the notes thereto, except (i) for liabilities set forth or reserved against in the MBFI audited consolidated financial statements as of December 31, 2005 or the notes thereto which are included in MBFI’s Securities Documents and (ii) liabilities and obligations occurring since December 31, 2005.

6.21         Indemnification.  To the Knowledge of MBFI, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of MBFI or any of its Subsidiaries has occurred which would give rise to a material claim by any such Person for indemnification from MBFI or any of its Subsidiaries.

6.22         Loan Portfolio.  Each loan reflected as an asset on the MBFI consolidated financial statements as of December 31, 2005 which are included in MBFI’s Securities Documents, and each loan originated or acquired by MBFI or any of its Subsidiaries thereafter, is (or will be) evidenced by appropriate and sufficient documentation and constitutes (or will constitute) the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.  All such loans are, and the loans held at the Effective Date will be, free and clear of any Lien (other than the Lien of the FHLB to secure FHLB borrowings and loans pledged for customer repurchases).  All loan files are complete in all material respects and contain all notes, leases and other evidences of indebtedness, lease agreements, certificates, security agreements, mortgages, deeds of trust, guarantees, UCC financing statements, and similar documents evidencing collateral or other financial accommodations relating to the loans.  None of the obligations represented by the loan documents have been modified, altered, forgiven, discharged or otherwise disposed of, except as indicated in the loan file or as a result of bankruptcy or other debtor relief laws of general application.  The collateral securing each loan was in existence at the time funds were advanced or an interest was taken in such collateral as reflected in the loan file.  All security interests granted in favor of the lender of each loan as reflected in the loan documents have been property perfected.  None of the loans are, and none of the loans held at the Effective Date will be, subject to any offset, claims of offset or claims of other material liability on the part of MBFI or any of its Subsidiaries.  Neither MBFI nor any of its Subsidiaries has notice or Knowledge of, and has not consented to, the sale, loss, destruction or other disposition of any collateral securing a loan, except where the proceeds thereof have been or are to be applied to the loan indebtedness.

6.23         Investment Portfolio.  Except for pledges to secure public and trust deposits or otherwise made in the ordinary course of business, and for FHLB stock, none of the investment securities reflected in the MBFI consolidated financial statements as of December 31, 2005 which are included in MBFI’s Securities Documents and none of the investment securities since acquired by MBFI or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of MBFI or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP and restrictions imposed after the date of this Agreement in connection with future borrowings permitted under this Agreement.

6.24         Books and Records.  The corporate record books (other than stock ledgers and stock records) of MBFI and its Subsidiaries are complete and accurate and reflect all meetings, consents and other material actions of the boards of directors and shareholders of MBFI and its Subsidiaries.  The stock ledgers and stock records of MBFI and its Subsidiaries are complete and accurate and reflect all transactions in their capital stock.  The accounting books and records of MBFI and its Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect, in all material respects, all dealings and transactions in respect of the business, assets, liabilities and affairs of MBFI and its Subsidiaries.

6.25         Defaults.  Neither MBFI nor any of its Subsidiaries is in default in any obligation to be performed by it under any agreement or commitment.  To the Knowledge of MBFI, no other party to any such agreement or commitment is in default in any obligation to be performed by such party.

6.26         Intellectual Property.  MBFI and its Subsidiaries own, lease or license all Intellectual Property which are material to the conduct of the businesses of MBFI and its Subsidiaries free and clear of all Liens.  To the Knowledge of MBFI, none of the Intellectual Property of MBFI and its Subsidiaries infringes on the rights of any other Person, and no Person is infringing on the rights of MBFI or any of its Subsidiaries with respect to any Intellectual Property of MBFI or any of its Subsidiaries.  The Intellectual Property of MBFI and its Subsidiaries will not be limited or otherwise adversely affected by virtue of the consummation of the Transactions.

6.27         Risk Management Instruments.  All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for MBFI’s own account, or for the account of one or more of its Subsidiaries or their customers, were entered into (a) in accordance with prudent business practices and in compliance with all applicable laws, rules, regulations and regulatory policies and (b) with counter parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of MBFI or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither MBFI nor any of its Subsidiaries, nor to the Knowledge of MBFI, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

6.28         Trust Administration.  Each MBFI Subsidiary that acts in a fiduciary capacity has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law.  Neither MBFI, any MBFI Subsidiary, nor any director, officer, or employee of MBFI or any of its Subsidiaries acting on behalf of MBFI or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such fiduciary or agency account.  There is no investigation or inquiry by any Governmental Authority pending, or to the Knowledge of MBFI, threatened, against or affecting MBFI or any of its Subsidiaries relating to the compliance by MBFI or any such Subsidiary with sound fiduciary principles and applicable regulations.

6.29         Internal Controls.  None of the MBFI or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of MBFI or its Subsidiaries or accountants except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence.  MBFI and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

6.30         Takeover Laws.  This Agreement and the Transactions are not subject to the requirements of any Takeover Laws applicable to MBFI or any MBFI Subsidiary.

6.31         Representations Not Misleading.  No representation or warranty by MBFI in this Agreement, or in any Schedule furnished to FOBB or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VII
COVENANTS

7.1           Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each Party agrees to use, and shall cause each of its applicable Subsidiaries to use, its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions (as well as the change in ownership of the FOBB Subsidiaries) as promptly as practicable and otherwise to enable consummation of the Transactions (as well as the change in ownership of the FOBB Subsidiaries)and shall cooperate fully with each other to that end.  Such reasonable best efforts shall include, using reasonable best efforts to obtain all necessary consents, approvals or waivers from Regulatory Authorities necessary for the consummation of the Transactions.

7.2           FOBB Shareholder Approval.

(a)           FOBB agrees to take, in accordance with applicable law, the FOBB Certificate and the FOBB By-Laws, all action necessary to convene an appropriate meeting of its shareholders (including any adjournment or postponement thereof, the “FOBB Meeting”) to consider and vote upon the adoption of this Agreement as promptly as practicable after the Registration Statement is declared effective.  The FOBB Board (i) shall unanimously recommend adoption of this Agreement by the FOBB shareholders, (ii) shall take all reasonable lawful action to solicit adoption of this Agreement by the FOBB shareholders, and (iii) shall not withdraw, modify or qualify in any manner adverse to MBFI such recommendation (a “Change in Recommendation”), except as and to the extent expressly permitted by Section 7.2(b).

(b)           Notwithstanding the foregoing, the FOBB Board shall, prior to the FOBB Meeting, be permitted to effect a Change in Recommendation solely in response to an Alternative Proposal, if and only to the extent that:

(i)            The FOBB Board, determines in good faith, after the receipt of advice from its outside counsel, that failure to take such action is inconsistent with its fiduciary duties under applicable Delaware law, and

(ii)           Prior to effecting a Change in Recommendation: (A) FOBB, its Subsidiaries and their respective Representatives shall have complied in all material respects with Section 7.6, (B) the FOBB Board shall have determined in good faith that such Alternative Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by MBFI pursuant to clause (D) below, (C) FOBB shall notify MBFI, at least 3 business days in advance, of its intention to effect a Change in Recommendation in response to such Superior Proposal, specifying the material terms and conditions of any such Superior Proposal and furnishing MBFI with a copy of the documents containing the economic terms of the Superior Proposal, and (D) FOBB shall, and shall cause its financial and legal advisors to, during the period following FOBB’s delivery of the notice referred to in clause (C) above, negotiate with MBFI in good faith (to the extent MBFI desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Alternative Proposal ceases to constitute a Superior Proposal.

(c)           If FOBB has made a Change in Recommendation in accordance with the provisions of Section 7.2(b), it may, prior to the FOBB Meeting, subject to the provisions of Section 9.1(i), enter into an acquisition agreement or similar agreement (a “Competing Acquisition Agreement”) with respect to such Superior Proposal.

7.3           MBFI Shareholder Approval.  MBFI agrees to take, in accordance with applicable law, the MBFI Articles and the MBFI By-Laws, all action necessary to convene an appropriate meeting of its shareholders (including any adjournment or postponement thereof, the “MBFI Meeting”) to consider and vote upon the approval of the issuance of the MBFI Common Stock as contemplated by this Agreement as promptly as practicable after the Registration Statement is declared effective.  The MBFI Board (i) shall recommend approval of the issuance of MBFI Common Stock as contemplated by this Agreement by the MBFI shareholders, (ii) shall take all reasonable lawful action to solicit approval of the issuance of MBFI Common Stock as contemplated by this Agreement by the MBFI shareholders, and (iii) shall not withdraw, modify or qualify in any manner adverse to FOBB such recommendation.

7.4           Registration Statement and Proxy Statement.

(a)           MBFI agrees to promptly prepare a registration statement on Form S-4 (the “Registration Statement”) which, subject to compliance by FOBB with Section 7.4(b), will comply in all material respects with applicable Securities Laws.  The Registration Statement is to be filed by MBFI with the SEC in connection with the issuance of MBFI Common Stock in the Merger (including a combined proxy statement and prospectus and other proxy solicitation materials of MBFI and FOBB constituting a part thereof (the “Joint Proxy Statement-Prospectus”) and all related documents).  FOBB agrees to cooperate, and to cause its Subsidiaries, its counsel and its accountants to cooperate, with MBFI, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement-Prospectus; and provided that FOBB and its Subsidiaries have cooperated as required above,

MBFI agrees to file the Registration Statement (or the form of the Joint Proxy Statement-Prospectus) in preliminary form with the SEC as promptly as reasonably practicable and shall use reasonable best efforts to cause such filing to occur within 30 days after execution of this Agreement.  Each Party agrees to use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof.  MBFI also agrees to use reasonable best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required for the issuance of MBFI Common Stock in the Merger.  FOBB agrees to furnish to MBFI all information concerning FOBB, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b)           Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to the FOBB and MBFI shareholders, respectively, and at the time of the FOBB Meeting and the MBFI Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Joint Proxy Statement-Prospectus or any amendment or supplement thereto.  Each Party further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Joint Proxy Statement-Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Joint Proxy Statement - Prospectus.

(c)           MBFI agrees to advise FOBB, promptly after MBFI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of MBFI Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.5           Access; Information.

(a)           Each Party agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other Party and its Representatives, such access during normal business hours throughout the period prior to the Effective Time to its and its Subsidiaries books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as may be reasonably requested and, during such period, it shall furnish as promptly as reasonable to the other Party or its Representatives (i) a copy of each material report, schedule and other document filed by it or any of its Subsidiaries pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it and its Subsidiaries as the other Party or its Representatives may reasonably request.  FOBB shall also permit an independent expert environmental consulting firm, mutually selected by the Parties within 15 days from the date hereof (the “Independent Expert”), at the sole expense of MBFI, to conduct such phase I and/or phase II environmental audits, studies and tests (the “Environmental Studies”) on the FOBB and OB Bank headquarters facility located at 1400 Sixteenth Street, Oak Brook, Illinois (the “Headquarters Facility”) as necessary for such Independent Expert to provide its opinion as to the Required Environmental Expenditures, as defined below (the “Expert’s Opinion”).  The Independent Expert shall deliver to the Parties the Expert’s Opinion in writing no later than 75 days from the date hereof.  The term “Required Environmental Expenditures” means the Independent Expert’s good faith estimate, based upon the results of the Environmental Studies, of the dollar amount, if any, that FOBB would be required to expend for clean up, remediation and penalties relating to Materials of Environmental Concern with respect to the Headquarters Facility as such Headquarters Facility exists as of the date hereof.  In the event any subsurface or phase II site assessments are conducted (which assessments shall be at MBFI’s sole expense), MBFI shall indemnify FOBB and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.  Time is of the essence relating to the foregoing environmental matters.

(b)           Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Transactions or the change in ownership of the FOBB Subsidiaries.  Subject to the requirements of law, each Party will keep confidential, and will cause its Representatives to keep confidential, all information and documents obtained pursuant to this Section 7.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to it, (ii) becomes available from other sources not known by it to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the Party providing the information or (iv) is or becomes readily ascertainable from published information or trade sources.  In the event that this Agreement is terminated, each Party shall promptly cause all copies of documents, extracts thereof or notes, analyses, compilations, studies or other documents containing information and data as to the other Party and its Subsidiaries to be returned to the other Party or certify as to their destruction.  No investigation by a Party or its Representatives of the business and affairs of the other Party or its Subsidiaries shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or any of the conditions to a Party’s obligation to consummate any of the Transactions.

(c)           Notwithstanding anything contained herein to the contrary, neither Party nor any of its Subsidiaries shall be required to provide access or disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the Person in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or in the ordinary course of business.

7.6           Alternative Proposal.  FOBB agrees that it shall not, and shall cause its Subsidiaries and its and its Representatives and affiliates not to, (a) initiate, solicit, encourage or knowingly facilitate any inquiries or proposals with respect to, any Alternative Proposal or (b) engage in any negotiations concerning, or provide any nonpublic information to, or have any discussions with, any Person relating to, any Alternative Proposal; provided that, in the event FOBB receives an unsolicited written bona fide Alternative Proposal and the FOBB Board concludes in good faith that such Alternative Proposal constitutes or may result in a Superior Proposal, FOBB may, and may permit its Subsidiaries and its and their Representatives to, take any action described in clause (b) above to the extent that the FOBB Board determines in good faith (after the receipt of advice from its outside counsel) that failure to take such actions may result in a violation of its fiduciary duties under applicable Delaware law.  Prior to providing any nonpublic information permitted to be provided pursuant to this Section, FOBB shall have entered into a confidentiality agreement with such third party on terms substantially identical in all material respects to the confidentiality agreement previously entered into by the Parties. FOBB will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than MBFI with respect to any Alternative Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Alternative Proposal. FOBB will promptly (within one business day) advise MBFI following receipt of any Alternative Proposal of all of the material terms thereof (including the identity of the Person making such Alternative Proposal), and will keep MBFI apprised of any related developments, discussions and negotiations (including the terms and conditions of the Alternative Proposal) on a substantially current basis.

7.7           Affiliate Agreements.

(a)           As soon as practicable after the date hereof, FOBB shall identify to MBFI all Persons who, to FOBB’s Knowledge, may be deemed at the date hereof (or at another reasonably proximate date) “affiliates” of FOBB, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (“Rule 145 Affiliates”).  FOBB shall use all reasonable best efforts to obtain a written agreement substantially in the form of Exhibit C from each Person who is so identified as a possible Rule 145 Affiliate and shall deliver copies of such written agreements to MBFI as soon as practicable.

(b)           As soon as practicable after the date of the FOBB Meeting, FOBB shall identify to MBFI all Persons who, to FOBB’s Knowledge, may be deemed, at the time of the FOBB Meeting, Rule 145 Affiliates of FOBB and who were not previously identified in accordance with Section 7.7(a).  FOBB shall use all reasonable best efforts to obtain a written agreement in the form specified in Section 7.7(a) from each Person who is so identified and shall deliver copies of such written agreements to MBFI as soon as practicable.

7.8           Press Releases.  The initial press release announcing the Transactions will be a joint press release.  Each Party agrees that thereafter it will not, without the prior approval of the other Party, issue any press release or written statement for general circulation relating to the Transactions, except as otherwise required by applicable law or regulation, NASD rules, or Nasdaq rules, whichever is applicable, and then only after making reasonable efforts to first consult with the other Party.

7.9           Takeover Laws.  No Party shall take any action that would cause any of the Transactions to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

7.10         Conforming Entries.

(a)           FOBB recognizes that MBFI and its Subsidiaries may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances).  Subject to applicable law, from and after the date hereof FOBB shall consult and reasonably cooperate with MBFI with respect to conforming the loan and accounting policies and practices of FOBB and its Subsidiaries to those policies and practices of MBFI and its Subsidiaries for financial accounting and/or income Tax reporting purposes, as reasonably specified in each case in writing from MBFI to FOBB, based upon such consultation and subject to the conditions in Section 7.10(c); provided that FOBB and its Subsidiaries shall not be required to take any such action that is not permitted under GAAP or the Code or regulatory guidance, whichever is applicable.

(b)           Subject to applicable law, FOBB shall consult and reasonably cooperate with MBFI with respect to determining, as reasonably specified in a written notice from MBFI to FOBB, based upon such consultation and subject to the conditions in Section 7.10(c), the amount and the timing for recognizing for financial accounting and/or income Tax reporting purposes of FOBB’s and OB Bank’s expenses of the Transactions; provided that FOBB and its Subsidiaries shall not be required to take any such action that is not permitted under GAAP or the Code or regulatory guidance, whichever is applicable.

(c)           Subject to applicable law, FOBB and its Subsidiaries shall (i) make such conforming entries to conform the loan and accounting policies and practices of FOBB and its Subsidiaries to the policies and practices of MBFI and its Subsidiaries and (ii) recognize FOBB’s and OB Bank’s expenses of the Transactions for financial accounting and/or income Tax reporting purposes at such times as are reasonably requested in writing by MBFI, but in no event prior to the fifth day next preceding the Effective Date; provided, however, that on the date such entries are made and such charges and expenses are recognized, MBFI shall certify in writing to FOBB that (i) all conditions to MBFI’s obligations to consummate the Transactions as set forth in Sections 8.1 and 8.3 hereof (subject to the receipt of FOBB’s officer certificate pursuant to Section 8.3(f)) have been satisfied or waived, (ii) it is not aware of any fact or circumstance that would delay or prevent the completion of the Transactions, and (iii) it proposes the Effective Date to be within five business days; and provided, further, that, notwithstanding any other provision of this Section 7.10, FOBB and its Subsidiaries shall not be required to take any action pursuant to this Section 7.10 that is not permitted under applicable law (including the Code), regulations, GAAP or regulatory guidance, whichever is applicable.  In no event shall FOBB be required to take any actions pursuant to this Section 7.10(c) until all of the conditions to its obligations in Sections 8.01 and 8.02 shall have been satisfied.

(d)           No conforming entries or accruals or charges or expenses recognized at the written request of MBFI in accordance with this Section 7.10 may be a basis to assert a violation or a breach of a representation, warranty or covenant of FOBB herein.

7.11         Systems Integration.  Subject to Section 7.5(b) and (c) hereof, from and after the date hereof, FOBB and MBFI shall cause OB Bank and MB Bank and their respective directors, officers and employees to, and shall make all reasonable efforts (without undue disruption to either business) to cause OB Bank’s data processing consultants and software providers and MB Bank’s data processing service providers to, reasonably cooperate and assist OB Bank or MB Bank in connection with an electronic and systematic conversion of all applicable data of OB Bank or MB Bank, as applicable, to the system selected by MBFI, including the training of OB Bank employees or MB Bank employees, as applicable, without undue disruption to either business, during normal business hours and at the expense of MBFI (not to include OB Bank’s standard employee payroll).

7.12         Listing.  MBFI agrees to use its best efforts to list, prior to the Effective Date, on the Nasdaq, subject to official notice of issuance, the shares of MBFI Common Stock to be issued in the Merger.

7.13         Regulatory Applications.

(a)           Each Party shall, and shall cause its Subsidiaries to, cooperate and use reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transactions and the change in ownership of the FOBB Subsidiaries, and shall use reasonable best efforts to file within 30 days of the date hereof, the applications necessary to obtain the permits, consents, approvals and authorizations of all Regulatory Authorities necessary to consummate the Transactions.  Each Party shall have the right to review in advance, and to the extent practicable each will consult with the other Party, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the Transactions and the change in ownership of the FOBB Subsidiaries.  In exercising the foregoing right, each Party agrees to act reasonably and as promptly as practicable.  Each Party agrees that it will consult with the other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and the change in ownership of the FOBB Subsidiaries, and each Party will keep the other Party apprised of the status of material matters relating to completion of the Transactions and the change in ownership of the FOBB Subsidiaries.

(b)           Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any third party or Governmental Authority.

7.14         Current Information and Attendance at Board Meetings.

(a)           During the period from the date hereof to the Effective Date, FOBB shall, upon the request of MBFI, cause one or more of its designated officers to confer on a monthly or more frequent basis with officers of MBFI regarding the financial condition, operations and business of FOBB and its Subsidiaries and matters relating to the completion of the Transactions and the change in ownership of the FOBB Subsidiaries.  As soon as reasonably available, but in no event more than five business days after filing, FOBB will deliver to MBFI all reports filed by it or any of its Subsidiaries with any Regulatory Authority subsequent to the date hereof including all financial and call reports filed with the Illinois Bank Regulator and the FDIC.  FOBB will also deliver to MBFI as soon as practicable all quarterly and annual financial statements of FOBB and its Subsidiaries prepared with respect to periods ending subsequent to December 31, 2005.  As soon as practicable after the end of each month, FOBB will deliver to MBFI in electronic form (a) the monthly deposit and loan trial balances of OB Bank, (b) the monthly analysis of OB Bank’s investment portfolio, and (c) monthly balance sheet and income statement of FOBB and its Subsidiaries.

(b)           The Chief Executive Officer and/or Chief Financial Officer of MBFI shall be invited and entitled to attend all meetings of the FOBB Board and the board of directors of OB Bank; provided however, such individuals shall be excluded from any portions of such meetings involving discussions relating to an Alternative Proposal or discussions relating to matters which are otherwise deemed by the FOBB Board to be confidential.  Board packages and notices shall be submitted by FOBB and OB Bank to the Chief Executive Officer and Chief Financial Officer of MBFI simultaneously with their submission to board members; provided confidential information may be excluded therefrom.

(c)           During the period from the date hereof to the Effective Date, MBFI shall, upon the request of FOBB, cause one or more of its designated officers to confer on a monthly or more frequent basis with officers of FOBB regarding the financial condition, operations and business of MBFI and its Subsidiaries and matters relating to the completion of the Transactions and the change in ownership of the FOBB Subsidiaries.  As soon as reasonably available, but in no event more than five business days after filing, MBFI will deliver to FOBB all reports filed by it or any of its Subsidiaries with any Regulatory Authority subsequent to the date hereof including all financial and call reports filed with the Office of the Comptroller of the Currency and the FRB.  MBFI will also deliver to FOBB as soon as practicable all quarterly and annual financial statements of MBFI and its Subsidiaries prepared with respect to periods ending subsequent to December 31, 2005

(d)           The Chief Executive Officer of FOBB shall be invited and entitled to attend all meetings of the MBFI Board and the board of directors of MB Bank; provided however, he shall be excluded from any portions of such meetings relating to matters which are otherwise deemed by the MBFI Board or the board of directors of MB Bank to be confidential.  Board packages and notices shall be submitted by MBFI and MB Bank to the Chief Executive Officer of FOBB simultaneously with their submission to board members; provided confidential information may be excluded therefrom.

7.15         Officers’ and Directors’ Insurance; Indemnification.

(a)           For six years from and after the Effective Date, MBFI shall maintain officers’ and directors’ liability insurance covering the Persons who are presently covered by FOBB’s current officers’ and directors’ liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least as favorable as the terms of said current policy, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 250% of the annual premium most recently paid by FOBB (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto, and further provided that if MBFI is unable to maintain or obtain the insurance called for by this Section 7.15(a), MBFI shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request FOBB to obtain such tail coverage at FOBB’s expense prior to the Effective Date; provided, further, that officers and directors of FOBB or its Subsidiaries may be required to make application and provide customary representations and warranties to MBFI’s insurance carrier for the purpose of obtaining such insurance.

(b)           In addition to Section 7.15(a) above, from and after the Effective Date, MBFI shall, and shall cause its Subsidiaries to, maintain and preserve the rights to indemnification of FOBB’s and its Subsidiaries’ officers, employees, directors and agents to the maximum extent permitted by any of the FOBB Certificate, FOBB By-Laws and the charter and bylaws of OB Bank and applicable law as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of claims, actions, suits, proceedings or investigations (each, a “Claim”) made, asserted or arising prior to or within six years after the Effective Time, if such Claim pertains to any acts, omissions, events, matters or circumstances occurring or existing at or prior to the Effective Time, including the Transactions and the matters referred to in Section 7.15(b) of FOBB’s written disclosure schedule, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Regulatory Authorities.

(c)           In connection with the indemnification provided pursuant to Section 7.15(b), MBFI and/or an MBFI Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each such indemnified Person to the fullest extent permitted by law and Regulatory Authorities, including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified Person or multiple indemnified Persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to MBFI and (ii) will cooperate in the defense of any such matter.

(d)           This Section 7.15 shall survive the Effective Time, is intended to benefit each indemnified Person (each of whom shall be entitled to enforce this Section against MBFI), and shall be binding on all successors and assigns of MBFI.

(e)           In the event MBFI or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other Persons, then, and in each such case, proper provision shall be made so that the successors and assigns of MBFI assume the obligations set forth in this Section 7.15.

(f)            MBFI shall pay all expenses (including attorneys’ fees) that may be reasonably incurred by any indemnified Person in enforcing the indemnity and other obligations provided for in this Section 7.15 if the indemnified Person is successful in whole or any material part or if any dispute relating thereto is settled or compromised.

7.16         Benefit Plans.

(a)           Except as otherwise provided in this Agreement, at the Effective Time, MBFI or one of its Subsidiaries shall be substituted for FOBB or a FOBB Subsidiary under the FOBB Employee Plans as Previously Disclosed and in effect immediately prior to the Effective Time and MBFI or one of its Subsidiaries shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in FOBB or the applicable FOBB Subsidiary with respect to each such FOBB Employee Plan.  Except as otherwise provided in this Agreement, each such FOBB Employee Plan shall, to the extent permitted thereunder and by applicable law, be continued in effect by MBFI or an applicable MBFI Subsidiary after the Effective Time without a termination or discontinuance thereof as a result of the Transactions, subject to the power reserved to MBFI and each of its Subsidiaries to subsequently amend or terminate any such FOBB Employee Plan, which amendment or termination shall comply with applicable law.

(b)           FOBB has taken all necessary action relating to the FOBB Employee Stock Purchase Plan to cause the date hereof to be a purchase date under the Plan and as a result thereof will cause 3,766 shares of FOBB Common Stock to be issued to Plan participants.  On and after the date hereof, no contributions will be made to or accepted by the FOBB Employee Stock Purchase Plan and other than as described in the preceding sentence, no shares of FOBB Common Stock will be issued under the FOBB Employee Stock Purchase Plan.  As soon as practicable after the date hereof, any payroll withholding amounts credited to the account of an eligible employee under the FOBB Employee Stock Purchase Plan which has not been applied to purchase FOBB Common Stock as provided above shall be returned to such eligible employee in cash.  FOBB shall cause the FOBB Employee Stock Purchase Plan to be terminated immediately prior to the Effective Time.

(c)           FOBB has taken all necessary action to amend the FOBB Director Stock Plan as of the date hereof such that no director fees payable after the date hereof shall be paid or payable for FOBB Common Stock or result in additional DSUs under the Plan.  Fees payable after the date hereof the receipt of which would otherwise have been deferred shall continue to be deferred, with such deferred fees, together with earnings credited at the same hypothetical investment return applicable to amounts deferred under the FOBB Executive DCP, payable at the time DSUs held under the Plan are payable.  FOBB shall cause the FOBB Director Stock Plan to be terminated immediately prior to the Effective Time and any DSUs outstanding thereunder shall be paid as contemplated by Section 7.18.

(d)           MBFI shall provide, or cause an MBFI Subsidiary to provide, to each continuing full time employee of FOBB and its wholly-owned Subsidiaries (the “Continuing Employees”) the opportunity to participate without a waiting period (except in the case of a qualified plan, participation shall commence on the next entry date) in each employee benefit and welfare plan maintained by MBFI or an MBFI Subsidiary, whichever is applicable, which is generally available to its similarly-situated employees on a uniform and non-discriminatory basis, provided that with respect to such plans maintained by MBFI or an MBFI Subsidiary, whichever is applicable, Continuing Employees shall be given credit for their past service with FOBB or a FOBB Subsidiary in determining eligibility for participation and vesting in benefits thereunder, and only with respect to severance and vacation plans, accrual of benefits. Continuing Employees shall not be subject to any waiting periods under the group health plan of MBFI or any applicable MBFI Subsidiary to the extent that such periods are longer than the periods imposed under the applicable FOBB group health plan and MBFI shall use its reasonable efforts to cause its health insurance carrier to cover pre-existing conditions that were previously covered for a Continuing Employee under the FOBB health plan.  To the extent that the initial period of coverage for Continuing Employees under any plan of MBFI or a MBFI Subsidiary, whichever is applicable, that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding FOBB welfare plan during the balance of such 12-month period of coverage.  Nothing contained herein shall obligate MBFI or any MBFI Subsidiary to provide or cause to be provided any benefits duplicative to those provided under any benefit or welfare plan continued pursuant to Section 7.16(a), including extending participation in any plan which (i) is a qualified plan relative to any period of time with respect to which allocations are made to Continuing Employees under any qualified plan maintained or sponsored by FOBB or a FOBB Subsidiary that is continued by MBFI or an MBFI Subsidiary for the benefit of Continuing Employees or (ii) is an employee welfare benefit plan relative to any period of time that the FOBB group health plan is continued by MBFI or an MBFI Subsidiary for the benefit of Continuing Employees. MBFI agrees to continue the qualified plans of FOBB and the group health plan of FOBB (to the extent permitted by the insurance carrier) through calendar year 2006 for the benefit of Continuing Employees.  Nothing herein shall alter the power of MBFI or any MBFI Subsidiary to amend or terminate any benefit or welfare plans of MBFI, FOBB or their respective Subsidiaries.  Moreover, this subsection 7.16(d) shall not confer upon any Continuing Employee any rights or remedies hereunder and shall not constitute a contract of employment or create any rights, to be retained or otherwise, in employment at MBFI or any MBFI Subsidiary.

(e)           Until the Effective Time, FOBB or a FOBB Subsidiary, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) and 215 ILCS 5/367.2 with respect to qualified beneficiaries of FOBB or a FOBB Subsidiary, whichever is applicable, who incur a qualifying event before the Effective Time.  MBFI or an MBFI Subsidiary, whichever is applicable, shall be liable for (i) all obligations for continued health coverage under COBRA and 215 ILCS 5/367.2 with respect to each qualified beneficiary of FOBB or a FOBB Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA and 215 ILCS 5/367.2 from and after the

Effective Time for each qualified beneficiary of FOBB or a FOBB Subsidiary who incurs a qualifying event before the Effective Time.

(f)            Neither Party shall take or refrain from taking any action or be required to take or refrain from taking any action with respect to any FOBB Employee Benefit Plan that would subject any participant thereunder to additional tax and interest under Code Section 409A.  To the extent any of FOBB Employee Benefit Plan is subject to Section 409A of the Code, FOBB shall cause such Plan to be amended to comply with Section 409A of the Code not later than July 31, 2006.

(g)           MBFI shall honor or cause its Subsidiaries to honor in accordance with their terms all FOBB Employee Benefit Plans including the FOBB Transitional Severance Plan adopted on the date hereof and the FOBB Executive DCP, in each case as Previously Disclosed.

(h)           Prior to or concurrently with the execution of this Agreement, MBFI and the FOBB CEO shall enter into a letter of understanding addressing certain matters pertaining to the cancellation of the CEO Employment Agreement at the Effective Time and the FOBB CEO entering into a new Employment Agreement with MBFI immediately after the Effective Time, and MBFI shall enter into a letter of understanding for the benefit of the FOBB Chief Financial Officer relating to employment matters post-closing.

(i)            Prior to the Effective Date, FOBB shall determine and award bonuses (the “Pro Rata Bonus”) with respect to that portion of calendar year 2006 ending on the last day of the calendar month preceding the Effective Date, the amounts and recipients of which shall be determined consistent with past practice.  The amount of the Pro Rata Bonus has been and shall continue to be accrued monthly based upon anticipated performance.  The aggregate amount of the Pro Rata Bonuses as awarded shall not exceed the corresponding pro rata portion of the annual bonus pool as Previously Disclosed.  The actual amount of the Pro Rata Bonus shall be fully accrued as of the last day of the calendar month next preceding the Effective Date.  In January 2007, MBFI shall determine and award bonuses (the “Stub Period Bonus”) with respect to portion of calendar year 2006 falling thereafter, the recipients and amounts of which shall be determined in a manner consistent with the determination and award of the Pro Rata Bonus, it being intended that the aggregate of the Pro Rata Bonus and Stub Period Bonus will reflect a full year bonus.  Subject to the following sentence, the Pro Rata Bonus and Stub Period Bonus shall be paid no later than the regular payroll date next following January 31, 2007 to those employees who are then employed by MBFI or one of its Subsidiaries.  For those employees whose employment terminated on or after the Effective Date but prior to such payment date for any reason other than termination by MBFI or one of its Subsidiaries for cause or voluntary resignation by the employee, they shall be entitled to the portion of the 2006 through the month end prior to their employment termination.

7.17         FOBB Stock Options.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a FOBB Stock Option, each FOBB Stock Option that is outstanding and unexercised immediately prior to the Effective Time will be converted into and become an option to purchase MBFI Common Stock (each an “Assumed Option”) on the same terms and conditions as are in effect with respect to the FOBB Stock Option immediately prior to the Effective Time, except that (a) each such Assumed Option may be exercised solely for shares of MBFI Common Stock, (b) the number of shares of MBFI Common Stock subject to such Assumed Option will be equal to the number of shares of FOBB Common Stock subject to such FOBB Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, and (c) the per share exercise price under each such Assumed Option will be adjusted by dividing the per share exercise price of the FOBB Stock Option by the Exchange Ratio, and rounding up or down to the nearest cent.  It is intended that the foregoing assumption shall be undertaken consistent with and in a manner that will not constitute a “modification” under Code Section 409A.  As soon as practicable after the Effective Time, MBFI shall file an appropriate registration statement with respect to the shares of MBFI Common Stock subject to Assumed Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(b)           Not later than ten days prior to the anticipated Effective Date, FOBB shall be entitled to make a written offer to the holders of vested FOBB Stock Options permitting such holders to irrevocably elect to have all or a designated number of their FOBB Stock Options cancelled at the Effective Time for a per share cancellation price equal to the Per Share Amount less the exercise price per share, which per share cancellation price shall be paid in shares of MBFI Common Stock having a value (based on the Final MBFI Share Value) equal to aggregate per share cancellation price payable for such cancelled FOBB Stock Options; provided that MBFI shall withhold shares having a value equal to any applicable tax withholding amount.  In order to be binding, the written irrevocable election of an optionholder must be received by FOBB not later than the 2nd day prior to the anticipated Effective Date.  Each written offer notice to be issued by FOBB and the written election document to be delivered by optionholders shall be in form and substance satisfactory to MBFI.

7.18         DSUs and RSUs.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of DSUs and RSUs, the DSUs and RSUs outstanding immediately prior to the Effective Time shall be assumed by MBFI in accordance with terms of the agreements and plans applicable thereto as Previously Disclosed, except that the number DSUs and RSUs of each holder shall be converted to a number of DSUs or RSUs, as applicable, equal to the number of DSUs or RSUs, as applicable, held by such holder immediately prior to the Effective Time multiplied by the Exchange Ratio.  At and after the Effective Time, each outstanding DSU and RSU shall represent the right to receive a share of MBFI Common Stock in accordance with the terms of the agreements and plans applicable thereto as Previously Disclosed.  Upon the conversion of the DSUs or RSUs of a holder to MBFI Common Stock, cash shall be paid in lieu of any fractional share interest of such holder.

7.19         Notification of Certain Matters.  Each of FOBB and MBFI shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it, or (b) has caused or constituted or is reasonably likely to cause or constitute, a material breach of (i) any of its representations or warranties as of the date of this Agreement, or (ii) any of its covenants or agreements contained herein; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; and provided further that a failure to comply with this Section 7.20 shall not constitute a failure to satisfy any condition set forth in Article VIII unless the underlying untruth, inaccuracy, failure to comply or satisfy, or change or event would independently result in a failure to satisfy a condition set forth in Article VIII.

7.20         Litigation Matters.  FOBB will consult with MBFI about any proposed settlement, or any disposition of, any material litigation affecting FOBB or any of its Subsidiaries.

7.21         Section 16(b) Exemption.  MBFI and FOBB agree that, in order to most effectively compensate and retain Rule 16(b) Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Rule 16(b) Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of FOBB Common Stock, FOBB Stock Options, DSUs and RSUs into shares of MBFI Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.21.  Assuming that FOBB delivers to MBFI the FOBB Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the MBFI Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Rule 16(b) Insiders of MBFI Common Stock in exchange for shares of FOBB Common Stock, and of Assumed Options upon conversion of FOBB Stock Options, and assumed DSUs and RSUs upon conversion of the DSUs and RSUs of FOBB, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the FOBB Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law.  “FOBB Section 16 Information” shall mean information accurate in all material respects regarding the Rule 16(b) Insiders, the number of shares of FOBB Common Stock held by each such Rule 16(b) Insider and expected to be exchanged for MBFI Common Stock in the Merger, and the number and description of the options to purchase shares of FOBB Common Stock, and DSUs and RSUs held by each such MBFI Insider and expected to be converted into options to purchase shares or shares, as the case may be, of MBFI Common Stock in connection with the Merger; provided that the requirement for a description of any FOBB options shall be deemed to be satisfied if copies of all plans, and forms of agreements, under which such options have been granted have been made available to MBFI.  “Rule 16(b) Insiders” shall mean those officers and directors of FOBB who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the FOBB Section 16 Information.

7.22         Reservation of Shares; Dividend.  MBFI shall reserve for issuance such number of shares of MBFI Common Stock as is necessary to satisfy its obligations under this Agreement.

7.23         Expansion of MBFI Board and MB Bank Board.  At the Effective Time, the FOBB CEO and Charles Gries shall be added as directors to the MBFI Board and the FOBB CEO and John Ballantine shall be added as directors to the board of directors of MB Bank at the effective time of the Bank Merger.

7.24         Best Practices, etc.  It is the intention MBFI to use, chose or retain, as applicable, the best practices, best systems, and best personnel of MB Bank and OB Bank, as applicable, after the Bank Merger.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1           Conditions Precedent - Parties.  The obligations of the Parties to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Effective Date.

(a)           The adoption of this Agreement by the shareholders of FOBB and the approval of the stock issuance contemplated by this Agreement by the shareholders of MBFI.

(b)           All approvals, authorizations and consents from any Regulatory Authority which are required for the completion of the Transactions and the change in ownership of the FOBB Subsidiaries shall have been received and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired; provided, however, no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in good faith reasonable judgment of MBFI Board, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of MBFI and FOBB or materially impair the value of FOBB to MBFI.

(c)           None of the Parties or any of their Subsidiaries shall be subject to any statute, rule, regulation, injunction or other order or decree which shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, prevents or makes illegal completion of any of the Transactions.

(d)           No proceeding initiated by any Government Authority seeking an order, injunction or decree to be issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of any of the Transactions shall be pending or threatened.

(e)           The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f)            All permits and other authorizations under state securities laws necessary to consummate the Merger and to issue the shares of MBFI Common Stock in the Merger shall have been received and shall be in full force and effect.

(g)           The shares of MBFI Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(h)           Each Party shall have obtained all other permits, authorizations, waivers, approvals and consents required by Governmental Authorities for the lawful consummation of the Transaction.

8.2           Conditions Precedent - FOBB.  The obligations of FOBB to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Effective Date unless waived by FOBB pursuant to Section 9.4 hereof.

(a)           The representations and warranties of MBFI set forth in Article VI hereof shall be true and correct on the date of this Agreement and as of the Effective Time, in each case subject to the standards and qualifications set forth in Section 6.1.

(b)           MBFI shall have performed in all material respects all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement at or prior to the Effective Date.

(c)           FOBB shall have received an opinion from Silver, Freedman & Taff, L.L.P., counsel to MBFI, dated the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of FOBB and MBFI will be a party to that reorganization within the meaning of Section 368(b) of the Code.  In rendering its opinion, Silver, Freedman & Taff, L.L.P., may require and rely upon representations contained in letters from each of FOBB and MBFI.

(d)           MBFI shall have delivered to FOBB a certificate, dated the Effective Date and signed by its Chief Executive Officer or Chief Financial Officer, to the effect that the conditions set forth in Sections 8.2(a) and (b) have been satisfied.

8.3           Conditions Precedent - MBFI.  The obligations of MBFI to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Effective Date unless waived by MBFI pursuant to Section 9.4 hereof.

(a)           The representations and warranties of FOBB set forth in Article V hereof shall be true and correct on the date of this Agreement and as of the Effective Time, in each case subject to the standards and qualifications set forth in Section 5.1.

(b)           FOBB shall have performed in all material respects all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement at or prior to the Effective Date.

(c)           Dissenting Shares represent less than 10% of the outstanding FOBB Common Stock on the date hereof.

(d)           MBFI shall have received an opinion from Vedder, Price, Kaufman & Kammholz, P.C., counsel to FOBB, dated the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of FOBB and MBFI will be a party to that reorganization within the meaning of Section 368(b) of the Code.  In rendering its opinion, Vedder, Price, Kaufman & Kammholz, P.C., may require and rely upon representations contained in letters from each of FOBB and MBFI.

(e)           FOBB shall have delivered to MBFI a certificate, dated the Effective Date and signed by its Chief Executive Officer or Chief Financial Officer, to the effect that the conditions set forth in Sections 8.3(a)-(c) have been satisfied.

ARTICLE IX
TERMINATION, WAIVER AND AMENDMENT

9.1           Termination.  This Agreement may be terminated at any time prior to the Effective Time by a Party or the Parties (based upon action of its or their Board(s) of Directors) as follows:

(a)           by the mutual consent in writing of the Parties;

(b)           by MBFI in writing if FOBB has, or by FOBB in writing if MBFI has, breached in any material respect any covenant or undertaking contained herein or any representation or warranty contained herein such that the conditions set forth in Section 8.2(a) or (b), or Section 8.3(a) or (b), whichever is applicable, would not be satisfied, unless such breach has been cured within 30 days after written notice of such breach; provided that a Party which is then in material breach of any of its representations, warranties, covenants or undertakings under this Agreement shall not be entitled to be a terminating Party hereunder;

(c)           by either MBFI or FOBB in writing (i) if any application for prior approval of a Regulatory Authority which is necessary to consummate any of the Transactions is denied or withdrawn at the request or recommendation of the Regulatory Authority which must grant such approval, provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of such Party to perform or observe its covenants and agreements set forth herein, or (ii) if any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the any of the Transactions;

(d)           by either MBFI or FOBB in writing if the shareholders of FOBB do not adopt this Agreement at the FOBB Meeting or the shareholders of MBFI do not approve the stock issuance at the MBFI Meeting, provided a termination pursuant to Section 9.1(g) or 9.1(h) shall supercede and take precedent over any termination pursuant to this subsection (i.e., the termination pursuant to this subsection shall not be effective);

(e)           by MBFI in writing within five business days after delivery of the Expert’s Opinion if the Independent Expert’s conclusion, as set forth in the Expert’s Opinion, is that the Required Environmental Expenditures are greater than $3,500,000.

(f)            by either MBFI or FOBB in writing if the Effective Time has not occurred by the close of business on December 31, 2006, provided that a Party which is then in material breach of any of its representations, warranties, covenants or obligations shall not be entitled to be a terminating Party hereunder;

(g)           by FOBB in writing if the MBFI Board breaches Section 7.3 and the shareholders of MBFI fail to approve the stock issuance at the MBFI Meeting (or such MBFI Meeting is not held); provided this subsection shall not apply if prior to the scheduled MBFI Meeting, the FOBB Meeting took place and its shareholders failed to adopt this Agreement;

(h)           by MBFI in writing if FOBB has made a Change in Recommendation and the shareholders of FOBB fail to adopt this Agreement at the FOBB Meeting (or such FOBB Meeting is not held); provided this subsection shall not apply if prior to the FOBB Meeting, the MBFI Meeting took place and its shareholders failed to approve the stock issuance;

(i)            by FOBB in writing prior to the FOBB Meeting in order to concurrently enter into a Competing Acquisition Agreement; provided FOBB shall, concurrently with the termination of this Agreement pursuant to this subsection, pay the Termination Fee to MBFI; or

(j)            by FOBB at any time during the ten (10) business day period commencing on the Determination Date, such termination to be effective immediately following the expiration of the five (5) business day period specified in Section 9.1(j)(ii) below (“Effective Termination Date”), if both of the following conditions are satisfied:

(i)            the MBFI Market Value on the Determination Date is less than $29.24; and

(ii)           the number obtained by dividing the MBFI Market Value on the Determination Date by the Initial MBFI Market Value (“MBFI Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.175; subject, however, to the following sentences.  If FOBB elects to exercise its termination right pursuant to this Section 9.1(j), it shall give prompt written notice thereof to MBFI and MBFI shall, for a period of five (5) business days after its receipt of such notice, have the option of paying additional Aggregate Merger Consideration in the form of MBFI Common Stock, cash, or a combination of MBFI Common Stock and cash (the “Additional Consideration”) in compliance with the following sentence.  Specifically, MBFI shall pay such Additional Consideration so that the value of the Aggregate MBFI Share Amount (prior to adjustment for the Additional Consideration) together with the Additional Consideration (whether in cash or stock) shall be valued at an amount which is no less than the lesser of (i) the product of 0.825 and the Initial MBFI Market Value multiplied by the Aggregate MBFI Share Amount (prior to adjustment for the Additional Consideration) or (ii) the product of the Index Ratio and the Initial MBFI Market Value multiplied by the Aggregate MBFI Share Amount (prior to adjustment for the Additional Consideration). If within such five business day period, MBFI delivers written notice to FOBB that it intends to proceed by paying the Additional Consideration, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 9.1(j) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Aggregate Merger Consideration shall have been so modified).

For purposes of this Section 9.1(j), the following terms shall have the meanings indicated below:

“Acquisition Transaction” shall mean (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the relevant companies; or (iv) agree or commit to take any action referenced above.

“Determination Date” shall mean the date on which FOBB receives written notice in accordance with the requirements of Section 10.4 regarding notices, that the last regulatory approval (and waivers, if applicable) necessary for consummation of the Transactions has been received (disregarding any waiting period).

“Final Index Price” means the reported closing index price for the Index Group on the Determination Date.

“Index Group” means the SNL Midwest Bank Index as published by SNL Financial LLC.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means the reported closing index price of $633.64 for the Index Group for April 28, 2006.

“Initial MBFI Market Value” means $35.446, adjusted as indicated in the last sentence of this Section 9.1(j).

“MBFI Market Value” shall be the average of the daily closing sales prices of a share of MBFI Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Determination Date.

If MBFI or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 9.1(j).

9.2           Effect of Termination.  In the event that this Agreement is terminated pursuant to Section 9.1 hereof, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality set forth in Section 7.5(b), to expenses set forth in Section 10.1, to the Termination Fee set forth in Section 9.6, to relief under Section 9.7, and this Section 9.2, shall survive any such termination.

9.3           Survival or Non-Survival of Representations, Warranties and Covenants.  All representations, warranties, covenants and agreements of the Parties set forth herein shall expire at the Effective Time other than those covenants and agreements which by their expressed terms are to be performed after the Effective Time.

9.4           Waiver.  Either MBFI or FOBB by written instrument approved by its Board of Directors (or an executive officer pursuant to delegated authority) and signed by an executive officer of such Party, may at any time (whether before or after adoption of this Agreement by the shareholders of FOBB and the approval of the stock issuance by MBFI) extend the time for the performance of any of the obligations or other acts of the other Party and may waive (a) any inaccuracies of the other Party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (b) compliance with any of the covenants, undertakings or agreements of the other Party, (c) to the extent permitted by law, satisfaction of any of the conditions precedent to its obligations contained herein or (d) the performance by the other Party of any of its obligations set forth herein; provided that any such waiver granted or any amendment or supplement pursuant to Section 9.5 hereof shall not modify either the amount or form of the consideration to be paid in the Merger without the approval of the shareholders of FOBB and/or MBFI to the extent required by applicable law.

9.5           Amendment or Supplement.  This Agreement may be amended or supplemented at any time by mutual written agreement of the Parties, subject to the proviso to Section 9.4 hereof.  Any such amendment or supplement must be in writing and, if entered into by a Party, must be authorized by or under the direction of its Board of Directors.

9.6           Termination Fee.  A Party shall pay the other Party the cash amount of $13,000,000, as an agreed upon liquidated damages and not as a penalty and as the sole and exclusive remedy of such Party against the other Party (the “Termination Fee”), payable within two (2) business days after written demand (or as otherwise provided below) in immediately available funds, as provided below:

(a)           FOBB shall pay to MBFI the Termination Fee upon the occurrence of any of the following events:

(i)            a termination of this Agreement by MBFI pursuant to Section 9.1(h);

(ii)           a termination of this Agreement by FOBB pursuant to Section 9.1(i), in which case the Termination Fee shall be paid concurrently with the termination of this Agreement;

(iii)          the entering into a definitive agreement by FOBB or OB Bank relating to a change in control of FOBB, OB Bank or substantially all of the assets of either of them (by merger, consolidation, stock purchase, bulk sale of assets or otherwise) within one (1) year after the termination of this Agreement by MBFI pursuant to Section 9.1(b); provided, however, that if MBFI seeks relief against FOBB under Section 9.7(a), then FOBB shall have no obligation to MBFI under this Section 9.6(a)(iii) and the provisions of this Section 9.6(a)(iii) shall thereupon terminate; or

(iv)          the consummation of a transaction involving a change in control of FOBB, OB Bank or substantially all of the assets of either of them (by merger, consolidation, tender offer, stock purchase, bulk sale of assets or otherwise) within one year after the termination of this Agreement by MBFI pursuant to Section 9.1(b);

provided, however, that if MBFI seeks relief against FOBB under Section 9.7(a), then FOBB shall have no obligation to MBFI under this Section 9.6(a)(iv) and the provisions of this Section 9.6(a)(iv) shall thereupon terminate.

Upon payment of the Termination Fee to MBFI, FOBB shall have no further liability to MBFI under this Agreement or otherwise related to the Transactions.

(b)           Upon the written demand of FOBB, MBFI shall pay to FOBB the Termination Fee upon a termination of this Agreement by FOBB pursuant to Section 9.1(g).  Upon payment of the Termination Fee after written demand, MBFI shall have no further liability to FOBB under this Agreement or otherwise related to the Transactions.  If FOBB seeks relief against MBFI under Section 9.7(a), then MBFI shall have no obligation to FOBB under this Section 9.6(b) and the provisions of Section 9.6(b) shall thereupon terminate.

9.7           Relief for Willful Breach; Specific Performance.

(a)           Notwithstanding anything to the contrary herein, in the event of a willful material breach hereof by a Party, then the non-breaching Party shall be entitled to such additional remedies and relief against the breaching Party as are available at law or in equity (with all remedies hereunder and thereunder being cumulative).

(b)           The Parties agree that, in the event of any breach or threatened breach (whether or not willful or material) by a Party of any covenant, obligation or other term or provision set forth in this Agreement for the benefit of any other Party, such other Party shall be entitled to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other term or provision and (ii) an injunction restraining such breach or threatened breach.

ARTICLE X
MISCELLANEOUS

10.1         Expenses.  Each of the Parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated herein, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel, except that (a) MBFI and FOBB each shall bear and pay one-half of the costs (excluding the fees and disbursements of counsel and accountants) incurred in connection with the preparation (including copying and printing) of the Joint Proxy Statement-Prospectus and Registration Statement and (b) MBFI shall bear the cost of all listing, filing or registration fees, including fees paid for filing the Registration Statement and the Joint Proxy Statement-Prospectus with the SEC and fees paid for filings with Governmental Authorities.

10.2         Entire Agreement.  This Agreement including the Exhibits and Schedules hereto contains the entire agreement among the Parties with respect to the transactions contemplated herein and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors in interest.  Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties and their respective successors in interest, any rights, remedies, obligations or liabilities, except as expressly provided herein.

10.3         No Assignment.  None of the Parties may assign any of its rights or obligations under this Agreement to any other Person, except by operation of law.

10.4         Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, telecopied or e-mailed (with confirmation) or sent by overnight mail service or by registered or certified mail (return receipt requested), postage prepaid, addressed as follows:

If to FOBB:

First Oak Brook Bancshares, Inc.
1400 Sixteenth Street
Oak Brook, Illinois 60523
Attention: Richard Rieser, Chief Executive Officer
Fax: (630) 571-3934
Email: rrieser@obb.com

With a copy to:

Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, Illinois 60601
Attention: Thomas P. Desmond William J. Bettman
Fax: (312) 609-7500
Email: tdesmond@vedderprice.com wbettman@vedderprice.com

If to MBFI:

MB Financial, Inc.
6111 North River Road
Rosemont, Illinois 60018
Attention: Mitchell Feiger, Chief Executive Officer
Fax: (847) 653-0080
Email: MFeiger@mbfinancial.com

With a copy to:

Silver, Freedman & Taff LLP
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
Attention: Barry Taff
Fax: (202) 337-5502
E-mail: btaff@sftlaw.com

10.5         Interpretation.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

10.6         Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

10.7         Governing Law.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed within such jurisdiction.

(b)           Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Transactions exclusively in the Circuit Court for Cook County, Illinois or the United States District Court for the Northern District of Illinois (the “Chosen Court”) and solely in connection with claims arising under this Agreement or the Transactions (1) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (2) waives any objection to laying venue in any such action or proceeding in the Chosen Court, and (3) to the fullest extent permitted by law, waives any objection that the Chosen Court is an inconvenient forum or do not have jurisdiction over any party hereto.

10.8         Severability.  Any term, provision, covenant or restriction contained in this Agreement held to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby.  Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

*  *  *  *  *

The Parties have executed this Agreement in counterparts, all as of the day and year first above written.

MB FINANCIAL, INC.

By:	/s/ Mitchell Feiger
Authorized Officer

MBFI ACQUISITION CORP.

By:	/s/ Mitchell Feiger
Authorized Officer

FIRST OAK BROOK BANCSHARES, INC.

By:	/s/ Richard M. Rieser, Jr.
Authorized Officer

EXHIBIT A

FORM OF FOBB VOTING AGREEMENT

May 1, 2006

MB Financial, Inc.

6111 North River Road

Rosemont, Illinois 60018

Ladies and Gentlemen:

MB Financial, Inc. (“MBFI”), MBFI Acquisition Corp., a wholly-owned subsidiary of MBFI (“Merger Sub”) and First Oak Brook Bancshares, Inc. (“FOBB”) have entered into an Agreement and Plan of Merger dated as of May 1, 2006 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) FOBB will merge with and into Merger Sub; and (b) the shareholders of FOBB will receive cash and/or common stock of MBFI as stated in the Merger Agreement.

MBFI has requested, as a condition to its execution and delivery to FOBB of the Merger Agreement, that each director and certain executive officers of FOBB execute and deliver to MBFI a voting agreement (this “Voting Agreement”).

The undersigned, being a director and/or executive officer of FOBB, in order to induce MBFI to execute and deliver to FOBB the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a)           Agrees to be present (in person or by proxy) at all meetings of shareholders of FOBB called to vote for adoption of the Merger Agreement so that at such meeting all shares of common stock of FOBB over which the undersigned has sole or shared voting power at that time will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of FOBB);

(b)           Agrees not to sell, transfer or otherwise dispose of any common stock of FOBB over which he has dispositive power until after the meeting of FOBB shareholders to vote on the Merger Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendants or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting Agreement, and except for transfers pursuant to a pledge existing as of the date hereof; and

(c)           Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in

EX A-1

accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

(d)           Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of FOBB or any of its subsidiaries, or to interfere in any respect with the exercise of the undersigned’s fiduciary duties as a director or officer of FOBB. This Voting Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of FOBB.

The obligations set forth herein shall terminate concurrently with any termination of the Merger Agreement.

The undersigned intends to be legally bound hereby.

[SIGNATURE PAGE FOLLOWS]

EX A-2

Sincerely,

Signature

Print Name

EX A-3

EXHIBIT B

FORM OF MBFI VOTING AGREEMENT

May 1, 2006

First Oak Brook Bancshares, Inc.

1400 Sixteenth Street

Oak Brook, Illinois  60523

Ladies and Gentlemen:

MB Financial, Inc. (“MBFI”) and First Oak Brook Bancshares, Inc. (“FOBB”) have entered into an Agreement and Plan of Merger dated as of May 1, 2006 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) FOBB will merge with and into a subsidiary of MBFI; and (b) the shareholders of FOBB will receive cash and/or common stock of MBFI as stated in the Merger Agreement.

FOBB has requested, as a condition to its execution and delivery to MBFI of the Merger Agreement, that each director of MBFI execute and deliver to FOBB a voting agreement (this “Voting Agreement”).

The undersigned, being a director of MBFI, in order to induce FOBB to execute and deliver to MBFI the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a)           Agrees to be present (in person or by proxy) at all meetings of shareholders of MBFI called to vote for approval of the Merger Agreement so that all shares of common stock of MBFI over which the undersigned or a member of the undersigned’s immediate family now has sole or shared voting power will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of MBFI), it being understood that as to immediate family members, the undersigned will use his or her reasonable efforts to cause the shares to be present and voted in accordance with the provisions above;

(b)           Agrees not to sell, transfer or otherwise dispose of any common stock of MBFI until after the meeting of MBFI shareholders to vote on the Merger Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendant or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting Agreement; and

(c)           Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in

EX B-1

accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

(d)           Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of MBFI or any of its subsidiaries. This Voting Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of MBFI.

The obligations set forth herein shall terminate concurrently with any termination of the Merger Agreement.

The undersigned intends to be legally bound hereby.

Sincerely,

Name

EX B-2

EXHIBIT C

FORM OF FOBB AFFILIATE AGREEMENT

May 1, 2006

MB Financial, Inc.

6111 North River Road

Rosemont, Illinois 60018

Attention: Mitchell Feiger, President and Chief Executive Officer

Dear Mr. Feiger:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of First Oak Brook Bancshares, Inc., a Delaware corporation (“FOBB”), as that term is defined in Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of May 1, 2006 (the “Merger Agreement”), by and among FOBB, MB Financial, Inc. (“MBFI”) and MBFI Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of MBFI, FOBB plans to merge with and into Merger Sub (the “Merger”).

I further understand that as a result of the Merger, I may receive shares of common stock, par value $0.01 per share, of MBFI (“MBFI Stock”) (i) in exchange for shares of common stock, par value $2.00 per share, of FOBB (“FOBB Stock”) over which I have dispositive power or (ii) as a result of the exercise of Rights (as defined in the Merger Agreement).

I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of MBFI Stock to be received by me in the Merger, to the extent I felt necessary, with my counsel and/or counsel for FOBB.

 I hereby represent, warrant and covenant with and to MBFI with respect to MBFI Stock to be received by me as a result of the Merger as follows:

1.             I shall not make any sale, transfer, or other disposition of such MBFI Stock in violation of the Securities Act or the rules and regulations thereunder. I have been advised that the issuance of the MBFI Stock to me pursuant to the Merger shall be registered with the SEC pursuant to a Registration Statement on Form S-4. However, I have been advised that because (a) at the time the Merger shall be submitted to a vote of the shareholders of FOBB, I may be deemed an affiliate of FOBB, and (b) the distribution by me of the MBFI Stock has not been registered under the Securities Act, I cannot sell, transfer or otherwise dispose of the MBFI

EX C-1

Stock, unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145(d) under the Securities Act, or (iii) in the opinion of counsel in form and substance reasonably satisfactory to MBFI, or under a “no-action” letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

2.             I understand that MBFI is under no obligation to register the sale, transfer or other disposition of any of my shares of MBFI Stock under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

3.             I understand that stop transfer instructions will be given to MBFI’s transfer agent with respect to shares of MBFI Stock issued to me in the Merger and that there will be placed on the certificates for such shares, or any substitutions therefore, a legend stating in substance:

“The shares evidenced by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”) applies. The shares represented by this certificate may only be transferred in accordance with Rule 145(d) of the Securities Act or an effective registration statement under the Securities Act or an exemption from registration under the Securities Act.”

4.             I understand that, unless the sale or transfer by me of the MBFI Stock issued to me in the Merger has been registered under the Securities Act or such sale or transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, MBFI reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

 “The shares evidenced by this certificate were acquired in a transaction that was not registered under the Securities Act of 1933, as amended (the “Securities Act”) and were acquired from a person who received such shares in a transaction to which Securities and Exchange Commission Rule 145 under the Securities Act applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act, and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act.”

It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to MBFI  (i) a copy of a “no action” letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to MBFI, to the effect that such legends are not required for purposes of the Securities Act, or (ii) evidence or representations satisfactory

EX C-2

to MBFI that the MBFI Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d) under the Securities Act.

MBFI hereby agrees (i) to make available adequate public information with respect to itself as provided in Rule 144(c) under the Securities Act, (ii) to provide and pay for a legal opinion (prepared by in-house attorneys for MBFI or legal counsel to MBFI) with respect to compliance with Rule 144 and 145 if required for my transfer or sale of shares in accordance therewith, and (iii) to otherwise cooperate to the extent reasonably possible in order that I may legally transfer or sell my shares of MBFI Stock.

I further understand and agree that this Letter Agreement shall apply to all shares of MBFI Stock that I am deemed to have dispositive power over pursuant to applicable federal securities law.

I further recognize that in the event I become a director or officer of MBFI upon consummation of the Merger, any sale of MBFI Stock over which I have dispositive power may subject me to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of FOBB as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter. Furthermore, this letter shall be of no force or effect if I am not an “affiliate” of FOBB at the time of the meeting of stockholders of FOBB at which the stockholders of FOBB will vote to adopt the Merger Agreement and approve the Merger and related transactions.

This letter may be signed in one or more counterparts, each of which shall be deemed an original, but all of which taken together will constitute one and the same document.

[SIGNATURE PAGE FOLLOWS]

EX C-3

Very truly yours,

Signature

Print Name

Accepted this          day of                        , 2006

MB FINANCIAL, INC.

By:
	Name:	Mitchell Feiger
	Title:	President and Chief Executive Officer

EX C-4

APPENDIX B

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

May 1, 2006

Board of Directors

MB Financial, Inc.

6111 North River Road

Rosemont, IL 60018

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to MB Financial, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company to the holders of shares of the common stock, par value $2.00 per share (the “First Oak Brook Common Stock”), of First Oak Brook Bancshares, Inc. (“First Oak Brook”) pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006 (the “Agreement”), by and among the Company, MBFI Acquisition Corp., a newly-formed wholly-owned subsidiary of the Company (“Merger Sub”), and First Oak Brook. Pursuant to the Agreement, First Oak Brook will be merged with and into Merger Sub (the “Merger”) and each outstanding share of First Oak Brook Common Stock will be converted into the right to receive, at the election of the holder thereof, (i) an amount in cash equal to the Per Share Amount (as defined in the Agreement) or (ii) that number of shares of the common stock, par value $0.01 (the “Company Common Stock”), of the Company equal to the Exchange Ratio (as defined in the Agreement), but subject to certain pro ration procedures and limitations set forth in the Agreement. Under the Agreement, the aggregate maximum amount of cash required to be paid by the Company in the Merger (the “Aggregate Cash Consideration”) is equal to (A) $73,792,729, plus (B) an amount of cash equal to $36.80 multiplied by the product of 20% and the number of Additional FOBB Shares (as defined in the Agreement), and the aggregate number of shares of Company Common Stock required to be issued by the Company in the Merger (the “Aggregate Stock Consideration” and, together with the Aggregate Cash Consideration, the “Aggregate Consideration”) is equal to (x) 8,325,745, plus (y) that number of shares of Company Common Stock equal to 1.038 multiplied by the product of 80% and the number of Additional FOBB Shares.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking services to the Company and First Oak Brook in the future. In connection with the above-described services we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, First Oak Brook and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and First Oak Brook for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and First Oak Brook for the five fiscal years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and First Oak Brook; certain other communications from the Company and First Oak Brook to their respective stockholders; certain internal financial analyses and forecasts for First Oak Brook prepared by its management; and certain internal financial analyses and forecasts for the Company and certain internal financial analyses and forecasts for First Oak Brook prepared by the management of the Company (collectively, the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and First Oak Brook regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and First Oak Brook. In addition, we have reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of First Oak Brook Common Stock, compared certain financial and stock market information for the Company and First Oak Brook with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, First Oak Brook or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals that are required in connection with the Transaction will be obtained without any adverse effect on the Company or First Oak Brook or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of the Company Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company to the holders of shares of First Oak Brook Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

[LETTERHEAD OF KEEFE BRUYETTE & WOODS, INC.]

APPENDIX C

The Board of Directors

First Oak Brook Bancshares, Inc.

1400 Sixteenth Street

Oak Brook, IL 60527

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of First Oak Brook Bancshares, Inc. (“FOBB”) of the consideration offered in the proposed merger (“the Merger”) by and between MB Financial, Inc. (“MBFI”), MBFI Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of MBFI (“Acquisition Corp.”), pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006, that FOBB, MBFI and Acquisition Corp. intend to enter into (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $2.00 per share, of FOBB (the “FOBB Common Stock”) will be converted into MBFI Common Stock, par value $0.01 per share (the “MBFI Common Stock”), cash, or a combination of MBFI Common Stock and cash (the “Merger Consideration”). The holders of FOBB Common Stock will be offered the opportunity to elect to receive the Merger Consideration in the form of cash, shares of MBFI Common Stock, or a combination of MBFI Common Stock and cash in exchange for each of their shares of FOBB Common Stock. All elections will be subject to allocation and proration procedures described in the Agreement. These procedures are intended to ensure that 8,325,745 shares of MBFI Common Stock (the “Aggregate MBFI Share Amount”) and $73,792,729 (the “Aggregate Cash Amount”) (both of which are subject to adjustments for the exercise of outstanding options of FOBB as of the date of the Agreement and the conversion of director stock units awarded pursuant to the FOBB Director Stock Plan or the FOBB 2004 Stock Plan and restricted stock units awarded pursuant to the FOBB 2004 Stock Plan (the “Additional FOBB Shares”) or to increase the Merger Consideration in certain circumstances as described in the Agreement) will be exchanged for all of the outstanding shares of FOBB Common Stock. The actual per share value of the Merger Consideration for each outstanding share of FOBB Common Stock will be determined by dividing the Final Transaction Value (as defined below) by 10,026,186 shares of FOBB Common Stock (the “Aggregate FOBB Shares”) (subject to adjustments for issuance of the Additional FOBB Shares).

The “Final Transaction Value” shall mean the sum of the Aggregate Cash Amount and the product obtained by multiplying the Aggregate MBFI Share Amount by the arithmetic average of the 4:00 pm. Eastern Time closing sales prices of MBFI Common Stock reported on the NASDAQ for the five consecutive trading days immediately preceding but not including the trading day prior to the effective date of the Merger. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, competitive bidding processes, market making as a NASD market maker, and valuations for various other purposes. As specialists in the securities of financial services companies, we have experience in, and knowledge of, the valuation of these enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, FOBB and MBFI, and as an active trader of securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of FOBB and MBFI for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to the Board of Directors of FOBB. KBW also disclosed that it may seek to earn investment banking fees from MBFI in the future. We have acted exclusively for the Board of Directors of FOBB in rendering this fairness opinion, and this opinion does not constitute a recommendation to any stockholder of FOBB as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion does not in any manner address, FOBB’s underlying business decision of FOBB to engage in the Merger nor are we expressing any opinion as to the prices at which shares of MBFI Common Stock will trade at any time. We also express no opinion with respect to the merits of the Merger as opposed to any alternative transactions. We will receive a fee from FOBB for our services.

In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of FOBB and MBFI and the Merger.

In the course of our engagement as financial advisor we have, among other things:

i.                                          reviewed the Agreement;

ii.                                       reviewed certain historical financial and other information concerning MBFI, including Annual Reports to Stockholders and Annual Reports on Form 10-K and interim reports on Form 10-Q;

iii.                                    reviewed certain historical financial and other information concerning FOBB, including Annual Reports to Stockholders and Annual Reports on Form 10-K and interim reports on Form 10-Q;

iv.                                   held discussions with senior management of FOBB and MBFI with respect to their past and current business operations, regulatory matters, financial condition and future prospects;

v.                                      reviewed and discussed with management of FOBB consensus earnings per share estimates for FOBB for the years ending December 31, 2006 and 2007 as produced by management and published by I/B/E/S;

vi.                                   reviewed consensus earnings per share estimates for MBFI for the years ending December 31, 2006 and 2007 published by I/B/E/S and discussed with management of MBFI;

vii.                                reviewed and studied the historical stock prices and trading volumes of the common stock of FOBB and MBFI;

viii.                             reviewed the pro forma financial impact of the Merger on MBFI, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the senior management of MBFI and FOBB;

ix.                                     analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared FOBB and MBFI from a financial point of view with certain of those institutions;

x.                                        reviewed the financial terms of certain recent business combinations in the banking industry that we deemed comparable or otherwise relevant to our inquiry; and

xi.                                     conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of FOBB and MBFI and used by us in our analyses, FOBB’s and MBFI’s management confirmed to us that they reflected the best currently available estimates and judgments of the respective management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such matters or the assumptions on which they are based. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for FOBB and MBFI are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of FOBB or MBFI, nor have we examined any individual credit files.

In connection with rendering our opinion, we have also assumed that there has been no change material to our analysis in FOBB’s or MBFI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have also assumed in all respects material to our analysis that FOBB and MBFI will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of FOBB and MBFI; (ii) the assets and liabilities of FOBB and MBFI; and (iii) the nature and terms of certain other merger transactions involving financial institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the financial services industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration provided pursuant to the Merger is fair, from a financial point of view, to holders of the FOBB Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

APPENDIX D

DELAWARE GENERAL CORPORATION LAW

262. APPRAISAL RIGHTS.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

1.               Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

2.               Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

3.               In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

1.               If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

2.               If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.